

OMNICOM GROUP INC.
437 Madison Avenue
New York, New York 10022

NOTICE OF 2010 ANNUAL MEETING OF SHAREHOLDERS

Meeting Date:	Tuesday, May 25, 2010
Time:	10:00 a.m. Eastern Daylight Time
Place:	Hotel du Pont 11th and Market Streets Wilmington, Delaware 19801
Subject:	Election of directors; Ratification of the appointment of KPMG LLP as our independent auditors for the 2010 fiscal year; Approval of an amendment to the Omnicom Group Inc. 2007 Incentive Award Plan (the "2007 Plan") to authorize additional shares for issuance; Approval of an amendment to our By-laws to change the voting standard for the election of directors in uncontested elections from a plurality standard to a majority standard; and Vote on shareholder proposals described in the accompanying Proxy Statement, if properly presented at the 2010 Annual Meeting.
Record Date:	April 5, 2010

Shareholders will also transact any other business that is properly presented at the meeting. At this time, we know of no other matters that will be presented.

The Board **UNANIMOUSLY** recommends that shareholders vote **FOR** the election of the directors, the ratification of the appointment of KPMG LLP for the 2010 fiscal year, the proposed amendment to the 2007 Plan and the proposed amendments to our By-laws to change the voting standard for the election of directors in uncontested elections from a plurality standard to a majority standard. The Board **UNANIMOUSLY** recommends that shareholders vote **AGAINST** the shareholder proposals described in the accompanying Proxy Statement.

In accordance with the rules approved by the U.S. Securities and Exchange Commission, we sent a Notice of Internet Availability of Proxy Materials on or about April 15, 2010, and provided access to our proxy materials on the Internet, beginning on April 15, 2010, for the holders of record and beneficial owners of our common stock as of the close of business on the record date.

Please sign and return your proxy card, vote by telephone or Internet (instructions are on your proxy card), or vote your shares in person, so that your shares will be represented whether or not you plan to attend the 2010 Annual Meeting.

MICHAEL J. O'BRIEN
Secretary

New York, New York
April 15, 2010

TABLE OF CONTENTS

	Page
CORPORATE GOVERNANCE	2
Board Composition and Leadership; Stock Ownership Guidelines	2
Board Operations	3
Director Attendance	5
Risk Oversight	5
Risk Assessment in Compensation Programs	6
Ethical Business Conduct	7
Shareholder Communications with Board Members	7
EXECUTIVE COMPENSATION	8
Compensation Discussion and Analysis	8
Compensation Committee Report	15
Summary Compensation Table for 2009	16
Grants of Plan-Based Awards in 2009	17
Outstanding Equity Awards at 2009 Year-End	18
Option Exercises and Stock Vested in 2009	19
Nonqualified Deferred Compensation in 2009	19
Potential Payments Upon Termination of Employment or Change in Control	19
DIRECTORS' COMPENSATION FOR FISCAL 2009	24
EQUITY COMPENSATION PLANS	26
STOCK OWNERSHIP	27
AUDIT RELATED MATTERS	28
Fees Paid to Independent Auditors	28
Audit Committee Report	29
ITEMS TO BE VOTED ON	30
Item 1 — Election of Directors	30
Item 2 — Ratification of the Appointment of Independent Auditors	33
Item 3 — Approval of Amended and Restated 2007 Incentive Award Plan and Re-approval of Performance Criteria	34
Item 4 — Approval of By-law Amendments to Implement Majority Voting in Uncontested Director Elections	41
Item 5 — Shareholder Proposal Regarding Reimbursement of Expenses Incurred by a Shareholder in a Contested Election of Directors	42
Item 6 — Shareholder Proposal Regarding Death Benefit Payments	44
Item 7 — Shareholder Proposal Regarding Supermajority Vote Provisions	46
INFORMATION ABOUT VOTING AND THE MEETING	49
Quorum; Required Vote; Effect of an Abstention and Broker Non-Votes	49
Voting	49
Voting by Street Name Holders	50
"Default" Voting	50
Right to Revoke	50
Tabulation of Votes	50
ADDITIONAL INFORMATION	51
Section 16(a) Beneficial Ownership Reporting Compliance	51
Transactions with Related Persons	51
Expense of Solicitation	51
Incorporation by Reference	51
Availability of Certain Documents	52
Delivery of Documents to Shareholders Sharing an Address	52
SHAREHOLDER PROPOSALS FOR THE 2011 ANNUAL MEETING	53
APPENDIX A — AMENDED AND RESTATED 2007 INCENTIVE AWARD PLAN	A-1
APPENDIX B — AMENDMENT TO BY-LAWS OF OMNICOM GROUP INC.	B-1

OMNICOM GROUP INC.
437 Madison Avenue
New York, New York 10022

PROXY STATEMENT

The Board of Directors of Omnicom Group Inc., a New York corporation ("Omnicom," the "Company," "we," "us" or "our"), is using this Proxy Statement to solicit proxies for our 2010 Annual Meeting of Shareholders ("2010 Annual Meeting") on Tuesday, May 25, 2010 at 10:00 a.m. Eastern Daylight Time, at Hotel du Pont, 11th and Market Streets, Wilmington, Delaware 19801, and at any adjournments or postponements of the 2010 Annual Meeting. In accordance with rules promulgated by the U.S. Securities and Exchange Commission ("SEC"), we have elected to provide access to our proxy materials on the Internet. This Proxy Statement and our 2009 Annual Report to Shareholders are available, beginning April 15, 2010, on our website at http://www.omnicomgroup.com. You may also access our Proxy Statement and our 2009 Annual Report to Shareholders at https://materials.proxyvote.com/681919.

Holders of our common stock, par value $0.15 per share, as of the close of business on April 5, 2010, will be entitled to vote their shares at the 2010 Annual Meeting. On that date, there were 307,743,778 shares of our common stock outstanding, each of which is entitled to one vote for each matter to be voted on at the 2010 Annual Meeting.

You can vote your shares:

- by returning the *proxy card*;
- through the Internet at the website shown on the proxy card or notice of Internet availability of proxy materials;
- by telephone using the toll-free number shown on the proxy card or notice of Internet availability of proxy materials; or
- in person at the 2010 Annual Meeting.

Votes submitted through the Internet or by telephone must be received by 11:59 p.m. Eastern Daylight Time on Monday, May 24, 2010. For shares held in our employee retirement savings plan and/or our employee stock purchase plan, however, votes submitted through the Internet or by telephone must be received by 11:59 p.m. Eastern Daylight Time on Thursday, May 20, 2010. Internet and telephone voting are available 24 hours a day and, if you use one of these methods, you do not need to return a proxy card. If you attend the meeting and vote in person, your vote will supersede any earlier voting instructions.

You may be asked to present valid photo identification, such as a driver's license or passport, before being admitted to the 2010 Annual Meeting. Cameras, recording devices and other electronic devices will not be permitted at the 2010 Annual Meeting.

If you hold shares in "street name" (that is, through a bank, broker or other nominee) and would like to attend the 2010 Annual Meeting, you will need to bring an account statement or other acceptable evidence of ownership of our common stock on April 5, 2010, the record date for voting. Alternatively, in order to vote, you may obtain a proxy from your bank, broker or other nominee and bring the proxy to the 2010 Annual Meeting.

Additional information about the meeting is included below in this Proxy Statement in the section entitled "Information About Voting and the Meeting."

CORPORATE GOVERNANCE

Board Composition and Leadership; Stock Ownership Guidelines

Our Board of Directors currently consists of 12 directors: 10 independent or outside directors, our Chairman of the Board (Bruce Crawford) and our President and Chief Executive Officer (John D. Wren). Each director stands for election annually. Biographical information and information about the Committees on which our directors serve is included below in the section entitled "Items To Be Voted On: Item 1 — Election of Directors."

We have maintained a separate Chairman of the Board and CEO since January 1, 1997, and we treat those positions as separate and distinct. The CEO is responsible for the overall execution of the Company's strategy. The Chairman of the Board provides guidance and mentorship to the CEO, and presides over meetings of the full Board. We believe that this leadership structure enhances the accountability of the CEO to the Board and strengthens the Board's independence from management.

Our Chairman of the Board, Bruce Crawford, has tremendous experience both with Omnicom and in advertising. He began his career in advertising in 1956 and, in 1963, he joined BBDO Worldwide. He held a variety of high-level positions at BBDO, including that of President and CEO. He was Omnicom's President and CEO from 1989 until 1995, when he became Omnicom's Chairman of the Board and CEO. Upon Mr. Wren's appointment as President and Chief Executive Officer in 1997, Mr. Crawford resigned from his role as CEO, while remaining Chairman of the Board as well as an executive officer. Our Board has determined that Mr. Crawford's continued role as Chairman of the Board allows us to further benefit from the depth of Mr. Crawford's prior experience and helps us preserve our distinctive culture and history.

Mr. Wren is a member of the Board in addition to being our President and CEO. Separating the roles of CEO and Chairman of the Board allows Mr. Wren to focus his efforts on running our business and managing the Company in the best interests of our stockholders.

We believe our CEO and our Chairman of the Board have an excellent working relationship that has allowed Mr. Wren to focus on our Company's challenges. Our Governance Committee oversees the evaluation of the Board and makes recommendations to the Board with respect to the Board's performance and standards and procedures for review of the Board's performance. Our Governance Committee is tasked with evaluating and making recommendations to the Board with respect to the functions of our Board committees including their structure, responsibilities, performance and composition.

Our Board believes that the current Board leadership structure is best for the Company and its stockholders at this time.

Our outside directors are Alan R. Batkin, Robert Charles Clark, Leonard S. Coleman, Jr., Errol M. Cook, Susan S. Denison, Michael A. Henning, John R. Murphy, John R. Purcell, Linda Johnson Rice and Gary L. Roubos. Our Board has determined that all of our outside directors are "independent" within the meaning of the rules of the New York Stock Exchange, Inc. ("NYSE"), as well as under our Corporate Governance Guidelines. Our Corporate Governance Guidelines are posted on our website at http://www.omnicomgroup.com. In determining that each of our outside directors is independent, the Board of Directors took into consideration the answers to annual questionnaires completed by each of the directors, which covered any transactions with director-affiliated entities. The Board also considered that Omnicom and its subsidiaries occasionally and in the ordinary course of business, sell products and services to, and/or purchase products and services from, entities (including charitable foundations) with which certain directors are affiliated. The Board determined that these transactions were not material to Omnicom or the entity and that none of our directors had a material interest in the transactions with these entities. The Board therefore determined that none of these relationships impaired the independence of any outside director.

As a matter of policy, the independent non-management directors regularly meet in executive session, without management present. They met six times in 2009. Our Board has appointed Mr. Purcell, the Chairman of our Governance Committee, to preside over executive sessions of the Board.

The Board encourages stock ownership by directors and senior managers. Directors may elect to receive some or all of their cash director compensation in our common stock. Information about stock ownership by our directors and executive officers is included below in the section entitled "Stock Ownership", information about stock ownership guidelines for our named executive officers is included below in the section entitled "Executive

Compensation: Compensation Discussion and Analysis", information about stock ownership guidelines for our directors is included below in the section entitled "Directors' Compensation for Fiscal 2009."

Board Operations

Our Board met six times during 2009. The Board generally conducts specific oversight tasks through Committees so that the Board as a whole can focus on strategic matters and those particular tasks that by law or custom require the attention of the full Board. Our Board has established six standing Committees, functioning in these areas, as explained more fully below:

- audit and financial reporting
- management/compensation
- corporate governance
- finance and acquisitions/divestitures
- attendance to matters requiring consideration between Board meetings
- qualified legal compliance

Each of the Committees operates under a written charter recommended by the Governance Committee and approved by the Board. The Board operates pursuant to our Corporate Governance Guidelines. Each Board Committee is authorized to retain its own outside advisors. Our Corporate Governance Guidelines and Committee charters that have been approved by the Board are posted on our website at http://www.omnicomgroup.com.

Audit Committee: The Audit Committee's purpose is to assist the Board in carrying out its financial reporting and oversight responsibilities, including oversight of risk as described in "Risk Oversight" below. In this regard, the Audit Committee assists the Board in its oversight of (a) the integrity of our financial statements, (b) compliance with legal and regulatory requirements, (c) the qualifications and independence of our independent auditors, and (d) the performance of our internal audit function and independent auditors. Furthermore, the Audit Committee prepares the report included below in the section entitled "Audit Related Matters: Audit Committee Report." The Audit Committee also has the power to retain or dismiss our independent auditors and to approve their compensation.

The members of our Audit Committee are Messrs. Murphy (Committee Chair), Clark, Cook and Henning. The Board has determined that each member of our Audit Committee is "independent" within the meaning of the rules of both the NYSE and Rule 10A-3 of the Securities Exchange Act of 1934, as amended. The Board has also determined that each member of our Audit Committee is an "audit committee financial expert," is "financially literate" and has "accounting or related financial management expertise," as such qualifications are defined by SEC regulations and the rules of the NYSE, respectively.

The Audit Committee met 11 times last year.

Compensation Committee: The Compensation Committee's purpose is (a) to assist the Board in carrying out its oversight responsibilities relating to compensation matters, including oversight of risk as described in "Risk Oversight" below, (b) to prepare a report on executive compensation for inclusion in our annual Proxy Statement and (c) to administer and approve awards under our equity and other compensation plans. The report of the Compensation Committee is included below in the section entitled "Executive Compensation: Compensation Committee Report."

None of our Compensation Committee members is a current or former employee or officer of Omnicom or its subsidiaries. None of the Compensation Committee members has ever had any relationship requiring disclosure by Omnicom under Item 404 of the SEC's Regulation S-K. None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has an executive officer serving as a member of our Board or its Compensation Committee.

The members of our Compensation Committee are Messrs. Roubos (Committee Chair), Batkin, Coleman and Henning and Mses. Denison and Johnson Rice. The Board has determined that each member of our Compensation Committee is "independent" within the meaning of the rules of the NYSE and a "non-employee director" within the meaning of the regulations of the SEC.

The Compensation Committee met seven times last year.

Governance Committee: The Governance Committee's purpose is to assist the Board in carrying out its oversight responsibilities, including oversight of risk as described in "Risk Oversight" below, relating to (a) the composition of the Board and (b) certain corporate governance matters. As part of its responsibilities, the Committee considers and makes recommendations to the full Board with respect to the following matters:

- director nominees and underlying criteria for election to the Board and its Committees;
- the functions of the Board Committees;
- standards and procedures for review of the Board's performance;
- our corporate governance policies generally, including with respect to director qualification standards, responsibilities, access to management and independent advisors, compensation, orientation and education, and performance evaluation;
- management succession;
- the Code of Conduct applicable to our directors, officers and employees; and
- the Governance Committee's performance of its own responsibilities.

The members of our Governance Committee are Messrs. Purcell (Committee Chair), Clark, Coleman and Cook, and Mses. Denison and Johnson Rice. The Board has determined that each member of our Governance Committee is "independent" within the meaning of the rules of the NYSE.

The Governance Committee met six times last year.

Nominations for directors at our 2011 Annual Meeting may be made only by the Board or a Board Committee, or by a shareholder entitled to vote who delivers notice along with the additional information and materials required by our By-laws to our Corporate Secretary not later than 60 days prior to the date set for the 2011 Annual Meeting. Our By-laws provide that in order for a nomination to be considered, the notice must include the information as to such nominee and submitting shareholder that would be required to be included in a proxy statement under the proxy rules of the SEC if such shareholder were to solicit proxies from all shareholders of Omnicom for the election of such nominee as a director and if such solicitation were one to which Rules 14a-3 to 14a-12 under the Securities Exchange Act of 1934, as amended, applied. We also may require any proposed nominee to furnish such other information as may be reasonably required to determine whether the proposed nominee is eligible to serve as an independent director or that could be material to a reasonable shareholder's understanding of the nominee's independence or lack thereof. You can obtain a copy of the full text of the By-law provision noted above by writing to our Corporate Secretary at our address listed on the cover of this Proxy Statement, or on our website at http://www.omnicomgroup.com. Our By-laws have also been filed with the SEC.

The Governance Committee will consider all candidates recommended by our shareholders in accordance with the procedures included in our By-laws and this Proxy Statement. We did not receive any nominee recommendations from shareholders this year. Any future director candidate recommendations made by shareholders that are properly submitted will be considered by the Governance Committee in the same manner as those submitted by the Board or the Governance Committee itself.

Our Board seeks to ensure that it is composed of individuals not only with substantial experience and judgment but also from diverse backgrounds and experiences. In determining the nominees for the Board, our Governance Committee considers the criteria outlined in our Corporate Governance Guidelines including a nominee's background and experience in relation to other members of the Board, his or her readiness to commit the time required to discharge Board duties and independence issues. In addition, our Governance Committee considers the composition of the Board as a whole and diversity in its broadest sense, including persons diverse in geography, gender and ethnicity as well as representing diverse viewpoints, age, and professional and life experiences. In considering diversity, director nominees are neither chosen nor excluded solely or largely based on any one factor. The Governance Committee considers a broad spectrum of skills and experience to ensure a strong and effective Board.

Our Governance Committee oversees the evaluation of the Board and makes recommendations to the Board with respect to the Board's performance and standards and procedures for review of the Board's performance. Our Governance Committee is tasked with evaluating and making recommendations to the Board with respect to the functions of our Board Committees including their structure, responsibilities, performance and composition.

The Governance Committee reviews the composition of the Board at least annually and recommends to the full Board nominees for election. The Governance Committee identifies the skills and experience needed to replace any departing director and may perform research, either itself or by engaging third parties to do so on its behalf, to identify and evaluate director candidates.

Finance Committee: The Finance Committee's purpose is to assist the Board in carrying out its oversight responsibilities relating to financial matters affecting Omnicom, including in respect of acquisitions, divestitures and financings and the oversight of risk as described in "Risk Oversight" below.

The members of our Finance Committee are Messrs. Crawford (Committee Chair), Murphy, Purcell and Roubos.

The Finance Committee met 10 times last year.

Executive Committee: The Executive Committee's purpose is to act on behalf of the Board in the management of the Board's business and affairs between Board meetings, except as specifically prohibited by applicable law or regulation, or by our charter or By-laws. In practice, the Committee meets only when it is impractical to call a meeting of the full Board.

The members of our Executive Committee are Messrs. Coleman (Committee Chair), Crawford, Murphy, Purcell and Roubos.

The Executive Committee met three times last year.

Qualified Legal Compliance Committee: Our Qualified Legal Compliance Committee ("QLCC") is comprised of the current members of our Audit Committee. As contemplated by SEC rules on corporate governance, the purpose of the QLCC is to receive, investigate and recommend responses to reports made by attorneys employed or retained by Omnicom or one of its subsidiaries of evidence of any material violation of U.S. federal or state securities law, material breach of fiduciary duty arising under U.S. federal or state law or a similar material violation of any U.S. federal or state law. The QLCC only meets when necessary and did not meet in 2009.

Director Attendance

Attendance at Board and Committee meetings during 2009 averaged 99% for the directors as a group. Each of our directors attended at least 95% of the meetings of the Board and the Committees of the Board on which they served during 2009. We encourage our directors to attend our annual meetings of shareholders, and in 2009, all of our directors attended the 2009 Annual Meeting of Shareholders.

Risk Oversight

Our Board oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value. The principal oversight function of the Board and its Committees includes understanding the material risks the Company confronts and methods to mitigate or manage those risks. The Board focuses on the Company's general risk management strategy and the most significant risks facing the Company. Management is responsible for establishing our business strategy, identifying and assessing the related risks and establishing appropriate risk management practices. Our Board reviews our business strategy and management's assessment of the related risk, and discusses with management the appropriate level of risk for the Company.

Our Board administers its risk oversight function with respect to our operating risk as a whole, and the Board and its Committees meet with management at least quarterly to receive updates with respect to our business operations and strategies, financial results and the monitoring of related risks. The Board also delegates oversight to the Audit, Governance, Compensation and Finance Committees to oversee selected elements of risk:

- Our Audit Committee oversees financial risk exposures, including monitoring the integrity of the financial statements, internal control over financial reporting, and the independence of the independent auditor of the Company. The Audit Committee inquires of management and the accountants about significant risks or exposures and assesses steps management is taking in light of these risks and discusses guidelines and policies governing the process by which management of the Company assesses and manages the Company's exposure to risk. The Audit Committee receives an assessment report from the Company's internal auditors on at least an annual basis and more frequently as appropriate. The Audit Committee also assists the Board in fulfilling its oversight responsibility with respect to compliance with legal and regulatory matters related to the Company's financial statements and meets quarterly with our financial management, independent auditors and legal advisors for updates on risks related to our financial reporting function.
- Our Governance Committee oversees governance-related risks by working with management to establish corporate governance guidelines applicable to the Company, including recommendations regarding director nominees, the determination of director independence, Board leadership structure and membership on Board Committees. The Company's Governance Committee also oversees risk by working with management to adopt codes of conduct and business ethics designed to encourage the highest standards of business ethics.
- Our Compensation Committee oversees risk management by participating in the creation of compensation structures that create incentives that encourage a level of risk-taking behavior consistent with the Company's business strategy.
- Our Finance Committee oversees financial, credit and liquidity risk by overseeing our Treasury function to evaluate elements of financial and credit risk and advise on our financial strategy, capital structure, capital allocation and long-term liquidity needs, and the implementation of risk mitigating strategies.

The Company's management is responsible for day-to-day risk management. The CEO, CFO and General Counsel periodically report on the Company's risk management policies and practices to relevant Board Committees and to the full Board. Our Treasury, Legal, Controllers and Internal Audit functions work with management at the agency level, serving as the primary monitoring and testing function for company-wide policies and procedures, and managing the day-to-day oversight of risk management strategy for the ongoing business of the Company. We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing the Company and that our Board leadership structure supports our approach.

Risk Assessment in Compensation Programs

Consistent with new SEC disclosure requirements, we have assessed the Company's compensation programs and have concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. Cook & Co. assisted Omnicom management in reviewing our executive and broad-based compensation and benefits programs on a worldwide basis to determine if the programs' provisions and operations are likely to create undesired or unintentional risk of a material nature. This risk assessment process included a review of program policies and practices; analysis to identify risk and risk control related to the programs; and determinations as to the sufficiency of risk identification, and the balance of potential risk to potential reward. Although we reviewed all compensation programs, we focused on the programs with variability of payout, with the ability of a participant to directly affect payout and the controls on participant action and payout.

Based on the foregoing, we believe that our compensation policies and practices do not create inappropriate or unintended significant risk to the Company as a whole. We also believe that our incentive compensation arrangements provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage significant risks; are compatible with effective internal controls and our risk management practices; and are supported by the oversight and administration of the Compensation Committee with regard to executive compensation programs.

Ethical Business Conduct

We have a Code of Conduct designed to assure that our business is carried out in an honest and ethical way. The Code of Conduct applies to all of our, and our majority-owned subsidiaries', directors, officers and employees and requires that they avoid conflicts of interest, comply with all laws and other legal requirements and otherwise act with integrity. In addition, we have adopted a Code of Ethics for Senior Financial Officers regarding ethical action and integrity relating to financial matters applicable to our senior financial officers. Our Code of Conduct and Code of Ethics for Senior Financial Officers are available on our website at http://www.omnicomgroup.com, and are also available in print to any shareholder that requests them. We will disclose any future amendments to, or waivers from, certain provisions of these ethical policies and standards for senior financial officers, executive officers and directors on our website within the time period required by the SEC and the NYSE.

We also have procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters, as well as possible violations of our Code of Conduct or Code of Ethics for Senior Financial Officers. The procedures are posted on our website at http://www.omnicomgroup.com and the websites of our various global networks.

Shareholder Communications with Board Members

Interested parties, including shareholders, may communicate (if they wish on a confidential, anonymous basis) with the outside directors, the Chairs of our Audit, Compensation, Finance, Governance and Executive Committees or any individual director (including the presiding director of the executive sessions of our independent non-management directors) on board-related issues by writing to such director, the Committee Chair or to the outside directors as a group c/o Corporate Secretary at Omnicom Group Inc., 437 Madison Avenue, New York, New York 10022. The envelope should clearly indicate the person or persons to whom the corporate secretary should forward the communication. Communications will be distributed to the Board, or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communications.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

2009 Executive Summary

- 2009 compensation awarded to the individuals included in the Summary Compensation Table for 2009 on page 16, collectively referred to as the "named executive officers", reflects our ongoing commitment to a pay-for-performance philosophy and a strong belief that an accurate assessment of that performance cannot be tied solely to formulaic financial metrics;
- Our named executive officers on both the client side and the operations side did an outstanding job of guiding their individual agencies through what was arguably the toughest economic period in Omnicom's history;
- Compensation awarded to our named executive officers is comprised of base salary, annual performance-based awards and long-term incentives, with over 75% of total targeted compensation each year being "at risk";
- Our 2009 equity-based awards reflect the value we place on longstanding service to the Company and help create incentives for our executives to make a long-term commitment to our success, maximizing shareholder value; and
- Our named executive officers were successful in delivering the highest quality services to their clients while at the same time managing their cost structures.

Omnicom's Executive Compensation Program and Philosophy

Overall Compensation Objectives

The Compensation Committee is responsible for establishing, implementing and monitoring Omnicom's executive compensation policies and program. 2009 ushered in one of the most challenging global economic environments in Omnicom's history. Omnicom's business goals adapted quickly to the changed business environment, as we focused on managing our cost structures, improving our net debt position and optimizing our capital structure. Accordingly, the Compensation Committee used judgment and discretion to respond to these changing conditions in determining both the amounts and the elements of 2009 compensation. Our executive compensation philosophy and objectives, however, remained the same. The overarching goal of our compensation program is to:

- Attract, motivate and retain talented executives who are a critical component of our long-term success; and
- Ensure that executives' compensation is aligned with both the short and long-term interests of shareholders.

We achieve this goal not by relying solely on rigid formulaic financial targets but by remaining flexible enough to take many factors into account and to respond effectively in periods of economic distress. We endeavor to reward each executive in proportion to both our success and the individual performance of such executive, which is measured by looking at factors such as the success of such executive's individual business unit (referred to as a "network" in this discussion), his contribution to that success, and personal performance factors described in greater detail below. We do not utilize a standard compensation formula that can be applied to all of our executives and while we take into consideration market trends and competitive considerations, we do not attempt to maintain a certain target percentile within a peer group or otherwise rely on specific data points to determine executive compensation.

The Compensation Committee believes compensation should be structured to ensure that a significant portion is performance driven. Accordingly, Omnicom provides a base salary to the named executive officers included in the Summary Compensation Table for 2009 on page 16, but the incentive-based component of their compensation has the potential to be significantly larger than the base salary. There is no guaranteed minimum performance-based award.

Each year, the Compensation Committee recommends to the Board, and the full Board provides input on and approves, the President and Chief Executive Officer's compensation, including equity compensation and bonuses. The Compensation Committee also annually reviews and approves the compensation of the Chief Financial Officer and the other named executive officers of Omnicom. To aid the Compensation Committee in making its compensation determinations, the Chief Executive Officer annually reviews the performance of each other named executive officer by evaluating the performance factors described in this Compensation Discussion and Analysis and presents his conclusions and recommendations to the Compensation Committee. The Compensation Committee considers the Chief Executive Officer's recommendations, but ultimately exercises its own discretion. With respect to 2009 compensation, the Compensation Committee did not deviate materially from our Chief Executive Officer's recommendations.

Determination of Compensation Awards and Competitive Considerations

Periodically, the Compensation Committee directly retains the services of Frederic W. Cook & Co. ("Cook & Co."), an independent third-party compensation consulting firm, for input on a range of external market factors, including evolving compensation trends, and market-standard compensation levels and elements. Cook & Co. only provides compensation consulting services to the Compensation Committee, and works with Omnicom's management only on matters for which the Compensation Committee is responsible. Moreover, Cook & Co. does not perform any other services for the Company other than in connection with its work for the Committee.

Though Cook & Co. provides general observations on the Company's compensation programs, it does not determine or recommend the amount or form of compensation for the named executive officers and no such observations had a material impact on the Committee's determination of the levels and elements of our executives' compensation in 2009.

Elements of Compensation

Omnicom's practices with respect to the three key compensation components of base salary, annual performance-based awards and long-term stock-based compensation, as well as other elements of compensation, are described below and are followed by a discussion of the specific factors considered in determining various components of fiscal year 2009 compensation for the named executive officers. In determining the optimal compensation packages for each named executive officer, the Compensation Committee considers the general economic environment, the Company's objectives for the year, the named executive officers' role with respect to those objectives and the elements of the total compensation mix as they relate to both long and short-term performance. The Compensation Committee believes that our executive compensation program does not promote unreasonableness in risk-taking behavior. The balance of short and long-term incentives and our share ownership guidelines reward sustained performance that is aligned with maximizing shareholder value.

Base Salary

Purpose and Considerations. The objective of base salary is to provide a portion of compensation to the named executive officer that is not "at risk" like incentive bonuses or equity awards. The Compensation Committee endeavors to offer base salaries that are competitive with similarly positioned executives at companies of comparable size and profitability and that reflect the executive officer's level of responsibility and value to Omnicom. The base salaries for the named executive officers are determined by the Compensation Committee and, in the case of the President and Chief Executive Officer, approved by the full Board.

Adjustments in base salary for named executive officers are discretionary and are generally considered no more frequently than every 24 months. Omnicom determines base salary adjustments based upon market conditions and, when appropriate, the performance of the named executive officers as assessed by the Compensation Committee and the Chief Executive Officer. No formulaic base salary adjustments are provided to the named executive officers.

Fiscal Year 2009 Decisions. Based on our Chief Executive Officer and the Compensation Committee's general knowledge of base salaries paid to similarly positioned executives at companies of comparable size and profitability and the global recession in 2009, the Compensation Committee decided not to adjust the base salaries of any of the named executive officers in 2009.

Annual Performance-Based Compensation Awards

Purpose. A key component of our executive compensation program is an annual performance-based bonus awarded pursuant to Omnicom's Senior Management Incentive Plan (the "Incentive Bonus Plan"). Under the Incentive Bonus Plan, eligible executive officers may, subject to Compensation Committee oversight and discretion (or in the case of the President and Chief Executive Officer, subject to Board input and ratification), receive annual performance-based bonuses. It is Omnicom's philosophy that its named executive officers should be rewarded based upon Omnicom's overall performance as well as each executive's individual performance, which, with respect to Messrs. Harrison, Robertson and Simm, collectively referred to in this analysis as "network named executive officers," includes network performance as well.

Considerations. In the first quarter of 2009, the named executive officers were assigned target bonus levels, which would be paid based upon Omnicom's and the named executive officer's level of achievement with respect to the performance criteria set forth below. The Compensation Committee did not establish specific performance targets with respect to any of the performance criteria described below, but rather intended to use such criteria as guidelines in determining the amounts of the cash bonuses to be paid to the named executive officers for performance in 2009. The material considerations set forth in the beginning of 2009 for awarding bonuses under the Incentive Bonus Plan were as follows:

(1) *Participants.* Prior to the beginning of the fiscal year, the Compensation Committee designated the officers who participated in the Incentive Bonus Plan for that fiscal year.

(2) *Omnicom performance criteria.* In the first quarter of 2009, the Compensation Committee, with the assistance of Omnicom's President and Chief Executive Officer, identified financial criteria that it intended to use to assess Omnicom's performance. Those criteria were:

- earnings per share, fully diluted before special charges, extraordinary items and the effect of any changes in accounting principles;
- earnings before interest and taxes; and
- revenue.

(3) *Network and personal performance measures.* The Compensation Committee, with the assistance of Omnicom's President and Chief Executive Officer, also designated certain criteria it considered in order to measure personal performance, including with respect to each network named executive officer, the performance of his network. The Compensation Committee did not assign weight to any single performance measure. Rather, the criteria were established to serve as general guidelines for the Compensation Committee's determination of actual awards. The Compensation Committee considered:

- advancement of strategic initiatives;
- recruitment of key talent;
- advancement of diversity initiatives;
- retention of key talent;
- retention of clients and business;
- new client/business development;
- quality of work product; and
- honors and awards.

The use of the personal performance criteria set forth above was meant to allow the Compensation Committee to consider additional accomplishments, besides financial performance, in determining each named executive officer's bonus. In addition, the Compensation Committee did not establish any specific financial performance targets with respect to each network, though in determining bonuses paid to network named executive officers, the Compensation Committee intended to give significant weight to each network's overall performance.

(4) *Bonus Level Range.* The Compensation Committee established a range of bonus amounts for each of the named executive officers, including maximum bonus awards, which are shown below in the "Grant of Plan-Based Awards in 2009" table. The range established by the Compensation Committee for Omnicom's named executive officers is not uniform and reflects differences in the immediate challenges facing each named executive officer.

Discretion. Although each named executive officer is eligible to receive an award pursuant to the Incentive Bonus Plan if his achievements so merit, the granting of a bonus to any named executive officer is entirely at the discretion of the Compensation Committee.

(1) *Negative discretion.* The Compensation Committee may choose not to award a bonus to a named executive officer or to award a bonus that is not commensurate with the achievement of an executive's objectives, in each case in light of all factors deemed relevant by the Compensation Committee, including general economic conditions.

(2) *Accounting principle changes/extraordinary events.* To the extent achievement of the performance criteria described above may be impacted by changes in accounting principles and extraordinary, unusual or infrequently occurring events reported in Omnicom's public filings, the Compensation Committee exercises its judgment whether to reflect or exclude their impact.

Fiscal Year 2009 Decisions. In determining 2009 bonuses, the Compensation Committee remained committed to its pay-for-performance philosophy. Consistent with the approach intended at the beginning of 2009, the Compensation Committee did not make final decisions based on any preset financial formulas. However, the Compensation Committee deviated from the criteria set forth above to focus on three primary factors, which were of paramount importance to Omnicom's long-term financial position, because the Compensation Committee viewed these factors as better measures of our named executive officers' performance in 2009 in light of the challenging environment that we faced in 2009:

(1) management of cost structures;

(2) improving our net debt position and capital structure to be in a position to best deploy our capital and grow our business in 2010 and beyond; and

(3) delivering the highest quality services to our clients.

Our cash management and cash position were critical for 2009 performance. As a result, our senior executives focused on improving our net debt position and improving our capital structure. Omnicom instituted a company-wide strategy to address the overall credit and liquidity conditions of the global economic downturn in 2009, the implementation of which allowed Omnicom to finish the year in a strong cash position, with a net debt position $1.3 billion less than at the end of 2008. From the second half of 2008 through 2009, the Company's focus on cash flow, cash position, and cash liquidity resulted in a substantial increase in our 2009 Cash Provided by Operating Activities, as compared to 2008.

Given the severity of the recession, our executive officers, including named executive officers, did an outstanding job of guiding their individual agencies through the difficulties they faced. With careful management, they put Omnicom into a strong position to deploy our capital and grow our business for the benefit of our shareholders. In addition to meeting the challenge of managing cash flow and liquidity, our named executive officers were tasked with meeting the needs of their clients while effectively managing their cost structures over the past year. Most importantly, through each challenge our executives were successful in delivering the highest quality services to their clients.

The Compensation Committee also took into consideration that in 2008, when Omnicom's revenue, operating profit and net income were the highest in Omnicom's history, Omnicom's senior executives were paid a vastly reduced bonus (25% of 2007) in order to ensure that lower-level Omnicom employees were rewarded for excellent performance. In light of this year's strong performance, the Compensation Committee decided on the bonuses reflected in the Summary Compensation Table, which range between approximately 70-85% of the bonus the executive received in 2007.

As discussed further below under "Long-Term Incentive Compensation", 80% of each of Messrs. Harrison and Robertson's incentive award was paid in cash and 20% was granted on March 29, 2010 in the form of restricted stock units that vest over five years with 20% vesting on each anniversary of the grant date. 57.5% of Mr. Simm's bonus was paid in cash and 42.5% was granted on March 29, 2010 in the form of restricted stock units that vest over five years with 20% vesting on each anniversary of the grant date.

Long-Term Incentive Compensation

Purpose. We believe that an equity ownership stake in Omnicom is important to link a named executive officer's compensation to the performance of Omnicom's stock and shareholder gains. Grants of restricted stock or restricted stock units and stock options that vest over a multi-year period serve to align the interests of the shareholders with those of the named executive officers by incentivizing the named executive officers toward the creation and preservation of long-term shareholder value. In addition, equity awards are a key component in helping Omnicom retain its executive talent. This retention tool is of critical importance in maintaining leadership in a distressed economy.

Executive Stock Ownership Guidelines. We have adopted Executive Stock Ownership Guidelines that require the named executive officers to hold shares of Omnicom common stock with a value equal to the specified multiples of base salary indicated below. These guidelines ensure that executives in the positions listed below build and maintain a long-term ownership stake in Omnicom's stock that will align their financial interests with the interests of the Company's shareholders. For the named executive officers the guidelines are as follows:

Position of Executive Officer	Ownership Target Multiple of Salary
President and Chief Executive Officer of Omnicom	6 x Annual Base Salary
Chief Financial Officer of Omnicom	3 x Annual Base Salary
Chief Executive Officer of Diversified Agency Services	3 x Annual Base Salary
Chief Executive Officer of BBDO Worldwide	3 x Annual Base Salary
Chief Executive Officer of Omnicom Media Group	3 x Annual Base Salary

The guidelines were adopted in the first quarter of 2010 and the executives have five years from the date of the adoption of these guidelines or from the date of their appointment as an executive officer, whichever is later, to attain the ownership levels. For purposes of these guidelines, the value of an executive's stock ownership includes all shares of the Company's common stock owned by the executive outright (inclusive of unvested equity awards such as restricted shares and restricted stock units) or held in trust for the executive and his or her immediate family, plus the executive's vested deferred stock and allocated shares of the Company's common stock in employee plans.

Mix of cash payments and equity awards. We do not adhere to rigid apportionment goals in arriving at the mix between equity incentive awards and cash payments to our named executive officers. Instead, we use equity awards as another tool in seeking to incentivize and retain our executives. Omnicom's long-term incentive compensation program has historically included a mix of restricted stock or restricted stock units and stock option awards.

Restricted Stock and Restricted Stock Units. In the past several years, the Compensation Committee has awarded restricted stock, or restricted stock units with similar attributes, annually to a relatively broad group of key executives based upon the executive's level of responsibility and the Committee's judgment of the executive's current and expected future contributions to Omnicom's performance. In general, the Compensation Committee assesses an executive's performance by evaluating his or her contribution to Omnicom and the network applicable to such executive. Restricted stock or restricted stock unit awards typically vest over a period of five years, with 20% vesting each year. The award is subject to forfeiture if a participant's employment is terminated for certain reasons before the shares become vested. During the award cycle and prior to vesting, participants receive dividends or dividend equivalents and, solely with respect to restricted stock, have the right to vote all of the awarded shares.

Stock Options. Stock options are granted with an exercise price no less than the closing price of Omnicom's stock on the day of grant. Stock options granted in 2009 are scheduled to vest over a period of three years and expire after 10 years.

Compensation Forfeiture/Clawback Policy. Omnicom has a forfeiture policy relating to equity awards. Under these forfeiture provisions, employees that violate certain restrictive covenants, such as non-competition, non-solicitation, and confidentiality covenants, will forfeit any outstanding awards as of the date such violation is discovered, whether vested or unvested, and must return any gains realized from the sale or transfer of Omnicom common stock acquired through the award.

Fiscal Year 2009 Decisions. Omnicom's paramount concern is the retention of our senior executive talent in order to ensure that Omnicom is managed in the most effective possible manner through these still-challenging times. In addition, we want to provide incentives for executives to make long-term career commitments to the Company, and discourage short-term risk taking. We value longstanding service to the Company because we believe that our investors benefit from talented managers who are intimately familiar with our clients and business strategy. After considering the vesting and other retention features associated with the various types of equity awards described above and evaluating the total compensation packages and stock holdings of each named executive officer, each named executive officer received an award of stock options as disclosed below in both the Summary Compensation Table and the Grant of Plan Based Awards Table.

Equity Compensation Policies. Omnicom has adopted a policy regarding grants of equity awards, which provides, among other things, that grants of equity awards to non-employee members of the Board shall be approved by the full Board and any other grants must be approved by the Compensation Committee. With limited exception, the grant date of any equity award will be the date of the Board or Committee meeting at which the award is approved and the exercise price, if applicable, will be no less than the closing price of Omnicom's common stock on such date. No equity awards are to be granted during black-out trading periods, and no changes will be made to previously granted awards without appropriate approval.

Compensation Recovery Policy

On March 29, 2010, our Board adopted an Executive Compensation Clawback Policy covering compensation paid with respect to any period beginning on or after January 1, 2010 to certain of our officers, including our named executive officers. Under this policy, in the event of a material restatement of our financial statements that is caused by a fraudulent or intentionally illegal act of one of our officers, the non-management members of the Executive Committee of our board (the "Clawback Committee") will review the annual performance-based cash bonus paid and any performance-based equity awards granted to such officer with respect to the period covered by the restatement. If the Clawback Committee determines that the amount of such awards would have been lower had they been determined based on such restated financial statements, it may seek to recover the after-tax portion of the difference, including, with respect to equity awards, any gain realized on the sale of any such shares.

Deferred Compensation

Deferred Restricted Stock and Restricted Stock Unit Plans. Omnicom's named executive officers are eligible to defer, at their election, some or all of the shares of restricted stock and restricted stock units that otherwise would have vested. The shares or units may be deferred until either a date selected by the executive officer or until termination of employment. Omnicom pays participants an amount equal to the cash dividends that would have been paid on the shares or units in the absence of a deferral election, subject to the participant's employment with Omnicom on the record date of such dividends. As reflected in the Nonqualified Deferred Compensation Table on page 19 below, under Omnicom's Restricted Stock Deferred Compensation Plan Messrs. Harrison and Weisenburger elected in prior years to defer restricted stock that would have vested in 2009.

SERCR Plan and Executive Salary Continuation Plan Agreements

Omnicom has entered into Award Agreements with Messrs. Wren, Weisenburger, and Robertson pursuant to the Senior Executive Restrictive Covenant and Retention Plan, which was adopted in December 2006 (the "SERCR Plan") and Executive Salary Continuation Plan Agreements with Messrs. Harrison and Simm. These arrangements are discussed in greater detail in the section below entitled "Potential Payments Upon Termination of Employment or Change in Control."

Participation in the SERCR Plan was determined to be offered to participating named executive officers by the Compensation Committee based on the value of the benefit provided to Omnicom through the restrictive covenants contained in the SERCR Plan, as a retention mechanism to seek to secure the services of the participating named executive officers by providing post-employment benefits, subject to a minimum period of employment and based on the Compensation Committee's analysis of the future financial impact of various termination payout scenarios on each of these recipients and on Omnicom. In making the decision to extend these benefits, the Compensation Committee relied on the advice of its independent compensation consultant, Cook & Co. that the program is representative of market practice, both in terms of design and cost. Amounts payable to Messrs. Harrison and Simm under the Executive Salary Continuation Plan Agreements are based on past company practice and are in consideration for the covenants to consult and not to compete during the service period of the agreement. The Compensation Committee believes that these benefits are essential in helping Omnicom fulfill its objectives of attracting and retaining key executive talent.

Benefits and Perquisites

Benefits and perquisites are determined by Omnicom with respect to Messrs. Wren and Weisenburger and by the individual network that employs each network named executive officer. The Compensation Committee believes that Omnicom and each network is in a better position to determine the mix of benefits and perquisites that should be offered to its executives since they should reflect the business needs and realities confronting Omnicom and each network.

Retirement Savings Plan. Each of Omnicom, BBDO Worldwide and Omnicom Media Group is a participating employer in the Omnicom Group Retirement Savings Plan, which is a tax-qualified defined contribution plan. All employees who meet the Plan's eligibility requirements may elect to participate in the 401(k) feature of the Plan and may also receive a company matching and/or profit sharing contribution based on the Plan's provisions and the discretion of Omnicom and each participating employer.

Omnicom and BBDO Worldwide make discretionary profit-sharing contributions after the end of the Plan year. The amount contributed is a percentage of eligible compensation, up to the limitations imposed by the Internal Revenue Code. BBDO Worldwide makes discretionary 401(k) matching contributions after the end of the Plan year.

Insurance. Omnicom, BBDO Worldwide and Omnicom Media Group pay employer premiums for life insurance for the named executive officer(s) employed by such network. Omnicom also pays for disability insurance for Mr. Harrison.

Other perquisites. We procure aircraft usage from an unrelated third-party vendor. In some instances, Omnicom makes available to the named executive officers personal use of corporate aircraft hours. The dollar amount reported in the Summary Compensation Table for personal use of aircraft hours reflects the aggregate incremental cost to Omnicom, based on payments we make which are equal to the vendor's hourly charge for such use and landing fees, minus the amount Omnicom is reimbursed by the executive for his use of the aircraft. Each executive reimburses Omnicom for at least the amount calculated based on the Standard Industry Fare Level (SIFL) tables prescribed under IRS regulations promptly after the cost of the flight is incurred. Additional perquisites and benefits are set forth in the notes to the Summary Compensation Table on page 16.

Accounting and Tax Considerations

IRC Section 162(m)

Section 162(m) limits the tax deduction for compensation in excess of $1 million paid in any one year to its Chief Executive Officer and certain other executive officers unless the compensation is "qualified performance-based compensation." Payments of bonuses will constitute "qualified performance-based compensation" under the provisions of Section 162(m) if payable on account of the attainment of one or more pre-established, objective performance goals and if certain requirements are met. Omnicom's Incentive Bonus Plan and 2007 Incentive Award Plan (our "2007 Plan") were each approved by its shareholders pursuant to the requirements of Section 162(m) and Omnicom typically intends for awards earned under these plans to qualify for tax deduction. However, the Compensation Committee reserves the right to pay Omnicom's employees, including participants in the Incentive Bonus Plan, other amounts which may or may not be deductible under Section 162(m) or other provisions of the Internal Revenue Code.

The Compensation Committee considers the anticipated tax treatment to Omnicom in its review and establishment of compensation programs and awards. The Compensation Committee intends to continue to consider the deductibility of compensation as a factor in assessing whether a particular arrangement is appropriate given the goals of maintaining a competitive executive compensation system generally, motivating executives to achieve corporate performance objectives and increasing shareholder value.

Accounting for Share-Based Compensation

Omnicom accounts for share-based compensation including its restricted stock, restricted stock units and stock option awards in accordance with Financial Accounting Standards Board Codification Topic 718 ("FASB ASC Topic 718"), Compensation — Stock Compensation.

Compensation Committee Report

The Compensation Committee, which is comprised solely of independent members of the Board, has reviewed the "Compensation Discussion and Analysis" and discussed the analysis with management. Based on its review and discussions with management, the Compensation Committee recommended to the Board that the "Compensation Discussion and Analysis" be included in this Proxy Statement and incorporated by reference in Omnicom's 2009 Annual Report on Form 10-K filed with the SEC on February 19, 2010 (the "2009 10-K").

Members of the Compensation Committee
Gary L. Roubos, Chairman
Alan R. Batkin
Leonard S. Coleman, Jr.
Susan S. Denison
Michael A. Henning
Linda Johnson Rice

Summary Compensation Table for 2009

Name and Principal Position of Executive	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
John D. Wren	2009	$1,000,000	—	$1,755,000	$5,000,000	$129,598	$7,884,598
President and Chief	2008	$1,000,000	—	$3,780,000	$1,750,000	$196,241	$6,726,241
Executive Officer of Omnicom	2007	$1,000,000	—	—	$7,000,000	$410,652	$8,410,652
Randall J. Weisenburger	2009	$ 975,000	—	$ 877,500	$3,700,000	$ 96,376	$5,648,876
Executive Vice	2008	$ 975,000	—	$1,890,000	$1,325,000	$194,120	$4,384,120
President and Chief Financial Officer of Omnicom	2007	$ 975,000	—	—	$5,300,000	$243,388	$6,518,388
Thomas L. Harrison	2009	$ 900,000	—	$ 877,500	$2,500,000	$116,752	$4,394,252
Chairman and Chief	2008	$ 900,000	$ 179,520	$1,890,000	$ 750,000	$118,048	$3,837,568
Executive Officer of Diversified Agency Services	2007	$ 900,000	$1,280,875	—	$3,000,000	$ 56,273	$5,237,148
Andrew Robertson	2009	$ 900,000	—	$ 877,500	$2,500,000	$ 69,043	$4,346,543
President and Chief	2008	$ 900,000	—	$1,890,000	$ 750,000	$ 76,419	$3,616,419
Executive Officer of BBDO Worldwide	2007	$ 900,000	—	—	$2,900,000	$126,578	$3,926,578
Daryl Simm	2009	$ 875,000	—	$2,632,500	$2,000,000	$ 39,459	$5,546,959
Chairman and Chief	2008	$ 875,000	$ 178,920	—	$ 750,000	$ 27,932	$1,831,852
Executive Officer of Omnicom Media Group	2007	$ 850,000	$ 204,940	—	$1,400,000	$ 12,865	$2,467,805

(1) This column shows the aggregate grant date fair value of the restricted stock and restricted stock units, as appropriate, computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions used to calculate the fair value of stock awards, refer to note 10 to the consolidated financial statements contained in the 2009 10-K.

(2) This column shows the aggregate grant date fair value of the stock options granted, computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions used to calculate the fair value of option awards, refer to note 10 to the consolidated financial statements contained in the 2009 10-K.

(3) All amounts reported are amounts paid pursuant to Omnicom's Incentive Bonus Plan for 2009 performance. 80% of each of Messrs. Harrison and Robertson's incentive award was paid in cash and 20% was granted on March 29, 2010 in the form of restricted stock units that vest over five years with 20% vesting on each anniversary of the grant date. 57.5% of Mr. Simm's bonus was paid in cash and 42.5% was granted on March 29, 2010 in the form of restricted stock units that vest over five years with 20% vesting on each anniversary of the grant date.

(4) All Other Compensation consists of each of the following:

- Perquisites and other personal benefits where the total value of all perquisites and personal benefits for a named executive officer exceeds $10,000 per year. Perquisites and other personal benefits are valued based on the aggregate incremental cost to Omnicom and its subsidiaries.
- The total perquisites and other personal benefits include: for Mr. Wren, personal use of aircraft hours ($105,364), an auto allowance and a medical allowance; for Mr. Weisenburger, personal use of aircraft hours ($77,125), an auto allowance and a health club membership; for Mr. Harrison, employer premium payments for health and disability insurance ($66,627); for Mr. Robertson, an auto allowance ($25,447), club membership, personal financial planning services and entertainment expenses; and for Mr. Simm, a car lease ($22,302), an auto allowance and parking.
- Employer contributions to one or more retirement savings plans for Mr. Wren ($7,350), Mr. Weisenburger ($7,350), Mr. Harrison ($7,350), and Mr. Robertson ($22,050).
- Employer premium payments for life insurance for Mr. Wren ($3,764), Mr. Weisenburger ($2,181), Mr. Harrison ($42,775), Mr. Robertson ($15,638) and Mr. Simm.

Grants of Plan-Based Awards in 2009

The below table provides information about equity and non-equity awards granted to the named executive officers in 2009.

Name of Executive	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)(2)	Maximum ($)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(4)
John Wren		$0	$5,000,000	$10,000,000			—
	3/31/09				500,000	$23.40	$1,755,000
Randall Weisenburger		$0	$4,000,000	$ 8,000,000			—
	3/31/09				250,000	$23.40	$ 877,500
Thomas Harrison		$0	$2,500,000	$ 5,000,000			—
	3/31/09				250,000	$23.40	$ 877,500
Andrew Robertson		$0	$2,500,000	$ 5,000,000			—
	3/31/09				250,000	$23.40	$ 877,500
Daryl Simm		$0	$2,500,000	$ 5,000,000			—
	3/31/09				750,000	$23.40	$2,632,500

(1) These columns show the potential value of the payout for each named executive officer under the Incentive Bonus Plan for the threshold, target and maximum goals in connection with the 2009 performance measures. The potential payouts were performance-driven and therefore entirely at risk. The business measurements and performance criteria for determining the payout are described in the section entitled "Compensation Discussion and Analysis for 2009" on page 8. Awards paid for performance in 2009 are reflected in the Summary Compensation Table for 2009 on page 16. 80% of each of Messrs. Harrison and Robertson's incentive award was paid in cash and 20% was granted on March 29, 2010 in the form of restricted stock units that vest over five years with 20% vesting on each anniversary of the grant date. 57.5% of Mr. Simm's bonus was paid in cash and 42.5% was granted on March 29, 2010 in the form of restricted stock units that vest over five years with 20% vesting on each anniversary of the grant date.

(2) Specific target amounts are not established for our named executive officers under the Incentive Bonus Plan. Amounts shown in this column reflect one-half of the maximum award amounts.

(3) This column shows the number of stock options granted in 2009 to the named executive officers under our 2007 Plan. Thirty percent of the stock options are scheduled to vest on the first two anniversaries of the grant date and forty percent of the stock options are scheduled to vest on the third anniversary of the grant date. The per share exercise price of each stock option equals the closing price of our common stock on the grant date.

(4) This column shows the grant date fair value of the restricted stock units and stock options, as appropriate, under FASB ASC Topic 718.

Outstanding Equity Awards at 2009 Year-End

The following table provides information on the holdings of stock options and stock awards by the named executive officers as of December 31, 2009. For additional information about the options awards and stock awards, see the description of equity incentive compensation in the section entitled "Compensation Discussion and Analysis for 2009" on page 8.

	Option Awards					Stock Awards	
Name of Executive	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable(1)**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($/shr)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)(2)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)(3)**
John Wren	4,000,000	—	—	$39.7500	4/04/2011	—	—
	300,000	700,000	—	$25.4800	12/29/2018	—	—
	—	500,000	—	$23.4000	3/31/2019	—	—
Randall Weisenburger	400,000	—	—	$39.1563	3/08/2010	—	—
	800,000	—	—	$43.5800	2/02/2011	—	—
	1,500,000	—	—	$31.1750	10/02/2011	—	—
	150,000	350,000	—	$25.4800	12/29/2018	—	—
		250,000	—	$23.4000	3/31/2019	—	—
Thomas Harrison	250,000	—	—	$39.1563	3/08/2010	—	—
	400,000	—	—	$43.5800	2/02/2011	—	—
	500,000	—	—	$31.1750	10/02/2011	—	—
	150,000	—	—	$46.7725	4/12/2012	—	—
	150,000	350,000	—	$25.4800	12/29/2018	—	—
		250,000	—	$23.4000	3/31/2019	—	—
						25,400	$994,410
Andrew Robertson	80,000	—	—	$42.1500	8/14/2011	—	—
	340,000	—	—	$31.1750	10/02/2011	—	—
	150,000	350,000	—	$25.4800	12/29/2018	—	—
		250,000	—	$23.4000	3/31/2019	—	—
						—	—
Daryl Simm	33,334	—	—	$31.1750	10/02/2011	—	—
	80,000	—	—	$46.7725	4/12/2012	—	—
		750,000	—	$23.4000	3/31/2019	—	—
						7,600	$297,540

(1) The vesting dates of the options disclosed in this column are as follows:
- Mr. Wren: 300,000 options are scheduled to vest on December 29, 2010 and 400,000 are scheduled to vest on December 29, 2011. 150,000 options are scheduled to vest March 31 of 2010 and 2011 and 200,000 are scheduled to vest on March 31, 2012.
- Mr. Weisenburger: 150,000 options are scheduled to vest on December 29, 2010 and 200,000 are scheduled to vest on December 29, 2011. 75,000 are scheduled to vest March 31 of 2010 and 2011 and 100,000 are scheduled to vest on March 31, 2012.
- Mr. Harrison: 150,000 options are scheduled to vest on December 29, 2010 and 200,000 are scheduled to vest on December 29, 2011. 75,000 options are scheduled to vest March 31 of 2010 and 2011 and 100,000 are scheduled to vest on March 31, 2012.
- Mr. Robertson: 150,000 options are scheduled to vest on December 29, 2010 and 200,000 are scheduled to vest on December 29, 2011. 75,000 options are scheduled to vest March 31 of 2010 and 2011 and 100,000 are scheduled to vest on March 31, 2012.
- Mr. Simm: 225,000 options are scheduled to vest on March 31, 2010 and 2011 and 300,000 options are scheduled to vest March 31, 2012.

(2) The vesting dates of shares of restricted stock and restricted stock units disclosed in this column are as follows:
- Mr. Harrison: 3,600 shares are scheduled to vest on May 4 of each of 2010 and 2011; 5,000 shares are scheduled to vest on March 27 of each of 2010, 2011 and 2012; and 800 restricted stock units are scheduled to vest on each of June 30, 2010, 2011, 2012 and 2013.
- Mr. Simm: 1,000 shares are scheduled to vest on May 4 of each of 2010 and 2011; 800 shares are scheduled to vest on March 27 of each of 2010, 2011 and 2012; and 800 shares are scheduled to vest on each of June 30 or 2010, 2011, 2012 and 2013.

(3) The market value of stock awards was determined by multiplying the number of unvested shares by $39.15, the closing price of Omnicom common stock on December 31, 2009.

Option Exercises and Stock Vested in 2009

The following table provides information for the named executive officers on (a) stock option exercises during 2009, including the number of shares acquired upon exercise and the value realized, and (b) the number of shares acquired upon the vesting of stock awards in the form of restricted stock and the value realized, each before payment of any applicable withholding tax and broker commissions.

	Option Award		Stock Awards	
Name of Executive	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)(1)**
John Wren	—	—	—	—
Randall Weisenburger	—	—	6,000	$141,660(2)
Thomas Harrison	—	—	11,400	$307,510(2)
Andrew Robertson	—	—	3,000	$ 70,830
Daryl Simm	—	—	4,600	$123,724

(1) The reported dollar values are calculated by multiplying the number of shares subject to vesting by the closing price of Omnicom common stock on the vesting date.

(2) These amounts were deferred pursuant to Omnicom's Restricted Stock Deferred Compensation Plan, and are also reflected in the Nonqualified Deferred Compensation in 2009 table below.

Nonqualified Deferred Compensation in 2009

Certain of Omnicom's employees are eligible to defer some or all of the shares of their restricted stock and restricted stock units that may vest in a given year and some or all of the cash component of the annual incentive bonus awarded. For additional information about the deferral plans pursuant to which these elections may be made, see the description of deferred compensation in the section entitled "Compensation Discussion and Analysis for 2009" on page 8.

None of the named executive officers has deferred any cash component of their annual incentive bonus. The table below provides information on the non-qualified deferred compensation of the named executive officers in 2009, which consisted only of the deferral of shares of restricted stock under Omnicom's Restricted Stock Deferred Compensation Plan. No withdrawals were made in 2009.

Name of Executive	**Executive Contributions in Last FY ($)(1)**	**Aggregate Earnings in Last FY ($)(2)**	**Aggregate Balance at Last FYE ($)**
John Wren	—	$ 364,754	$5,371,605
Randall Weisenburger	$141,660	$1,738,288	$5,395,700
Thomas Harrison	$307,510	$1,700,194	$5,340,400
Andrew Robertson	—	—	—
Daryl Simm	—	—	—

(1) Reflects contributions by Messrs. Weisenburger and Harrison in the Omnicom Restricted Stock Deferred Compensation Plan. The reported dollar values are calculated by multiplying the number of shares vested in 2009 by the closing price of Omnicom common stock on the vesting date. Disclosure with respect to the vesting of these stock awards can be found in the Option Exercises and Stock Vested in 2009 table above.

(2) Reflects earnings on deferred restricted stock. The earnings on deferred restricted stock awards do not include any company or executive contributions, and are calculated based on the total number of deferred shares in the account as of December 31, 2009 multiplied by the Omnicom closing stock price as of December 31, 2009, less (a) the total number of deferred shares in the account as of December 31, 2008 multiplied by the Omnicom closing stock price as of December 31, 2008 and (b) the total number of shares deferred in 2009 multiplied by the Omnicom closing stock price as of the deferral date. No portion of these earnings was above-market.

Potential Payments Upon Termination of Employment or Change in Control

Each named executive officer participates in our Incentive Bonus Plan; Messrs. Wren, Weisenburger and Robertson participate in our SERCR Plan; and Messrs. Harrison and Simm have entered into Executive Salary Continuation Plan Agreements with Omnicom. As further described below, participants in our Incentive Bonus Plan are not entitled to payment due to termination of employment or change in control, participants in the

SERCR Plan are entitled to payments upon termination of employment under certain circumstances and the Executive Salary Continuation Plan Agreement provides for payment upon termination of employment under certain circumstances. In addition, each of our named executive officers hold stock options and/or stock awards, which are subject to accelerated vesting upon termination of employment under certain circumstances or upon a change in control. Except for these three arrangements, none of the named executive officers have entered into any plans, arrangements or agreements with Omnicom providing for payments upon termination of employment or change in control of Omnicom, other than payments generally available to all salaried employees that do not discriminate in scope, terms or operation in favor of the executive officers of Omnicom.

The SERCR Plan

Omnicom adopted the SERCR Plan in 2006, and the Compensation Committee selected Messrs. Wren, Weisenburger and Robertson to participate and enter into Award Agreements with Omnicom. The SERCR Plan is unique in its structure and objectives. It is a multi-faceted device that provides security to Omnicom through the restrictive covenants described below while delivering a valuable benefit to executives in the form of post-termination compensation. The SERCR Plan mitigates the need to provide severance benefits to participating executives as the program provides a guaranteed stream of income following termination provided the executive fully complies with his obligations.

Restrictive Covenants and Consulting Obligation

In consideration for annual benefits from Omnicom, participants in the SERCR Plan are subject to restrictions on competition, solicitation, disparagement, and other willful actions materially harming Omnicom, from the date of termination of employment through the end of the calendar year in which they receive their last annual benefits payment. In addition, prior to age 55, upon 30 days' written notice from Omnicom, the named executive officers agree to serve as advisors or consultants to Omnicom during the retention payment period, subject to certain limitations.

Annual Benefits

The SERCR Plan provides annual benefits to participating executives upon their termination of employment after they render seven years of service to Omnicom or its subsidiaries, unless termination is for "cause". "Cause" is generally defined for this purpose as the executive having been convicted of (or having entered a plea bargain or settlement admitting guilt for) any felony committed in the execution of and while performing his duties as an executive officer, act of fraud or embezzlement against Omnicom, as a result of which continued employment would have a material adverse impact on Omnicom, or having been the subject of any order, judicial or administrative, obtained or issued by the SEC, for any securities violation involving a material and willful act of fraud. Subject to compliance with the SERCR Plan's restrictive covenants and consulting obligation, the annual benefit is payable for 15 years following termination, and is equal to the lesser of (a) the product of (i) the average of the executive's three highest years of total pay (salary and cash incentive bonus), and (ii) a percentage equal to 5% plus 2% for every year of the executive's service as an executive officer to Omnicom, not to exceed 35% and (b) $1.50 million, subject to an annual cost-of-living adjustment. Payment of this annual benefit begins on the later of (a) attainment of age 55, or (b) the year following the calendar year in which the termination of employment occurred, with certain exceptions. In the event of death subsequent to satisfaction of the seven-year service requirement, beneficiaries of the executive are entitled to the annual benefit payments. No annual benefit is payable if the executive is terminated by Omnicom for Cause.

The Executive Salary Continuation Plan Agreement

Omnicom entered into Executive Salary Continuation Plan Agreements with Messrs. Harrison and Simm, pursuant to which Omnicom agrees to make annual payments for up to a maximum of 10 years after termination of full time employment (the "Payment Period"), unless termination is for "cause," in consideration for the named executive officers' agreement to consult and not to compete during the Payment Period. "Cause" is generally defined for this purpose as willful malfeasance, such as breach of trust, fraud or dishonesty. The Payment Period is determined based on age and years of service with Omnicom or its subsidiaries, with the maximum Payment Period being 10 years. As of December 31, 2009, the Payment Period was 10 years for Mr. Harrison and six years for Mr. Simm.

Annual Payments under the Executive Salary Continuation Plan Agreement

Following termination and subject to compliance with the consulting obligation and agreement not to compete, the named executive officers are entitled to receive annual payments, beginning in the year described below, for the duration of the Payment Period. Annual payments are equal to the lesser of (a) 50% of the highest annual salary paid to the named executive officer within five years prior to termination and (b) a percentage of the net profits of Omnicom for the calendar year immediately prior to the year in which the named executive officer is entitled to payment (the "Annual Payment").

The named executive officers are entitled to 100% of the Annual Payment in the event of disability or termination by Omnicom without Cause. For a voluntary termination, including retirement, the named executive officers are entitled to 100% of the Annual Payment if they have completed 20 years of service, no Annual Payment if they have completed fewer than five years of service and a pro rata reduced Annual Payment if they have completed between five and 20 years of service. For example, if a named executive officer voluntarily terminates after 10 years of service, he would have been entitled to 50% of the Annual Payment. The Compensation Committee, however, may waive this pro rata reduction if doing so is in the interest of Omnicom and is equitable to the named executive officer. As of December 31, 2009, Mr. Harrison has completed 17 years of service and Mr. Simm has completed 11 years of service. In the event of death, beneficiaries of the named executive officers are entitled to 75% of the Annual Payment. The named executive officers are not entitled to any Annual Payment if they are terminated by Omnicom for Cause.

Consulting Obligation and Certain Restrictive Covenants

On 30 days' notice, the named executive officers agree to serve as an advisor or consultant to Omnicom during the Payment Period, subject to certain limitations. In addition, the named executive officers will be subject to restrictions on competition and other willful actions harming Omnicom, from the date of termination through the end of the Payment Period.

The Incentive Bonus Plan

Omnicom has adopted an Incentive Bonus Plan, and the Compensation Committee has chosen each of the named executive officers to participate in it. The Incentive Bonus Plan provides performance-based bonuses to participants, based upon specific performance criteria, discussed above in the section entitled "Compensation Discussion and Analysis for 2009" on page 8, during each performance period. If a participant in the Incentive Bonus Plan experiences a termination of employment for any reason prior to the end of a performance period or the bonus payment date for such performance period, he is not entitled to any payment, but the Compensation Committee has discretion (a) to determine whether the participant will receive any bonus, (b) to determine whether the participant will receive a pro-rated bonus reflecting that portion of the performance period in which the participant had been employed by Omnicom or its subsidiaries, and (c) to make such other arrangements as the Compensation Committee deems appropriate in connection with the participant's termination of employment.

Acceleration of Equity Awards

Messrs. Wren, Weisenburger and Robertson hold unvested stock options pursuant to our 2007 Plan. Mr. Harrison holds unvested stock options and restricted stock units pursuant to the 2007 Plan and restricted stock pursuant to our prior equity incentive plan, The Omnicom Group Inc. Equity Incentive Plan (the "Equity Incentive Plan"). Mr. Simm holds unvested stock options and restricted stock pursuant to the 2007 Plan and restricted stock pursuant to the Equity Incentive Plan. As specified below, such named executive officers are entitled to accelerated vesting (a) on a pro rata basis upon termination of employment due to disability (b) upon death and (c) upon a change in control of Omnicom.

Stock Options

Unvested options granted pursuant to the 2007 Plan vest in full and are exercisable through the end of the option term if (a) the named executive officer terminates due to death or (b) a change in control of Omnicom occurs. Unvested options granted pursuant to the 2007 Plan vest on a pro rata basis and are exercisable through the end of the option term if the named executive officer terminates employment due to disability. Such unvested options are automatically cancelled due to a termination of employment for any other reason. Further, certain options have been granted to retirement-eligible executives and, if the termination at employment were to occur due to the retirement of such executives after March 31, 2010, the first anniversary of the option grant date, those options would be subject to accelerated vesting.

Restricted Stock and Restricted Stock Units

Restricted stock granted in 2006 and 2007 pursuant to the Equity Incentive Plan fully vests in the event of a change in control of Omnicom or if the named executive officer terminates due to death, and vests on a pro rata basis if the named executive officer terminates employment due to disability. Restricted stock and restricted stock units granted pursuant to the 2007 Plan fully vest in the event of a change in control of Omnicom or if the named executive officer terminates due to death, and vest on a pro rata basis if the named executive officer terminates employment due to disability. If the named executive officer retires, voluntarily terminates or is terminated by Omnicom, with or without cause, all restricted stock and restricted stock units granted pursuant to the Equity Incentive Plan and the 2007 Plan that have not yet vested are forfeited and, in the case of restricted stock, Omnicom reimburses the named executive officer for the par value of $0.15 per share paid by that officer at grant.

Potential Payments Upon Termination of Employment or Change in Control Table

The following table provides the potential payments that each named executive officer may receive upon termination of employment or change in control of Omnicom, assuming that (a) such termination or change in control of Omnicom occurred on December 31, 2009, and (b) the price per share of Omnicom common stock equals $39.15, the closing price at 2009 fiscal year end.

Name of Executive	Death	Disability	For Cause Termination	Termination without Cause	Retirement	Voluntary Termination	Change in Control
John Wren							
• SERCR Plan(1)	$ 1,250,000	$1,250,000	$ 0	$1,250,000	$1,250,000	$1,250,000	N/A
• Incentive Bonus Plan(2)	$ 5,000,000	$5,000,000	$ 0	$5,000,000	$5,000,000	$5,000,000	$ 5,000,000
• Equity Awards(3)	$17,444,000	$6,939,817	$ 0	$ 0	$ 0	$ 0	$17,444,000
Randall Weisenburger							
• SERCR Plan(4)	$ 1,250,000	$1,250,000	$ 0	$1,250,000	$1,250,000	$1,250,000	N/A
• Incentive Bonus Plan(2)	$ 4,000,000	$4,000,000	$ 0	$4,000,000	$4,000,000	$4,000,000	$ 4,000,000
• Equity Awards(3)	$ 8,722,000	$3,469,939	$ 0	$ 0	$ 0	$ 0	$ 8,722,000
Thomas Harrison							
• Executive Salary Continuation Agreement	$ 337,500(5)	$ 450,000(6)	$ 0	$ 450,000(6)	$ 382,500(7)	$ 382,500(7)	N/A
• Incentive Bonus Plan(2)	$ 2,500,000	$2,500,000	$ 0	$2,500,000	$2,500,000	$2,500,000	$ 2,500,000
• Equity Awards(3)	$ 9,716,410	$4,173,544	$1,665	$1,665	$ 1,665	$ 1,665	$ 9,716,410
Andrew Robertson							
• SERCR Plan(8)	$ 612,000	$ 612,000	$ 0	$ 612,000	$ 612,000	$ 612,000	N/A
• Incentive Bonus Plan(2)	$ 2,500,000	$2,500,000	$ 0	$2,500,000	$2,500,000	$2,500,000	$ 2,500,000
• Equity Awards(3)	$ 8,722,000	$3,469,939	$ 0	$ 0	$ 0	$ 0	$ 8,722,000
Daryl Simm							
• Executive Salary Continuation Agreement	$ 328,125(9)	$ 437,500(10)	$ 0	$ 437,500(10)	$ 240,625(11)	$ 240,625(11)	N/A
• Incentive Bonus Plan(2)	$ 2,500,000	$2,500,000	$ 0	$2,500,000	$2,500,000	$2,500,000	$ 2,500,000
• Equity Awards(3)	$12,110,040	$5,078,568	$ 810	$ 810	$ 810	$ 810	$12,110,040

(1) Except in the event of a termination for Cause, Mr. Wren or his beneficiary, as the case may be, would be entitled to receive fifteen annual payments in this amount, the first of which would be payable in 2010. Mr. Wren would not be entitled to any payments in the event of termination for Cause. The amount reported is the payment cap set forth in the SERCR Plan as in effect on December 31, 2009, such amount being subject to an annual cost-of-living adjustment. All payment obligations are conditioned upon compliance with the restrictive covenants and consulting obligation described above.

(2) As discussed above, upon a termination of employment for any reason prior to the end of a performance period or prior to the bonus payment date for such performance period, the participant is not entitled to any award. The Compensation Committee, however, has discretion to determine whether awards should be made pursuant to the Incentive Bonus Plan and the amounts of such awards. A termination of employment on December 31, 2009 would fall prior to the bonus payment date for the 2009 performance period. The

(footnotes continued on following page)

amounts reported in the table assume that the Compensation Committee in its discretion authorized a payment equal to one-half of the maximum award amounts, except in the event of a for cause termination, in which case it is assumed that the Compensation Committee would not grant an award.

(3) The value of any stock options was determined by taking the aggregate fair market value, as of 2009 fiscal year end, of the common stock underlying stock options subject to accelerated vesting, and subtracting the aggregate exercise price for such stock options. The value of restricted stock and restricted stock units was determined by taking the aggregate fair market value of the shares of restricted stock (or the shares underlying restricted stock units) subject to accelerated vesting as of 2009 fiscal year end. The value of the restricted stock has not been reduced to reflect the purchase price paid by the executive for such stock on the date of grant, which would generally equal the par value of the stock multiplied by the shares of restricted stock subject to accelerated vesting as of the 2009 fiscal year end. In connection with a termination other than due to death or disability or a change in control, the amounts presented reflect reimbursement to the executive for the par value paid by the executive on the date of grant.

(4) Except in the event of termination due to death or disability or a termination for Cause, Mr. Weisenburger would be entitled to receive fifteen annual payments in this amount, the first of which would be payable in 2013 upon Mr. Weisenburger turning fifty-five. In the event of termination due to death or disability, Mr. Weisenburger would be entitled to receive fifteen annual payments in this amount, the first of which would be payable in 2010. Mr. Weisenburger or his beneficiary, as the case may be, would not be entitled to any payments in the event of termination for Cause. The amount reported is the payment cap set forth in the SERCR Plan as in effect on December 31, 2009, such amount being subject to an annual cost-of-living adjustment. All payment obligations are conditioned upon compliance with the restrictive covenants and consulting obligation described above.

(5) This reflects 75% of Mr. Harrison's $450,000 annual payment, payable to his designated beneficiary. Ten annual payments in this amount would be paid to such beneficiary, with the first payment being made in 2010.

(6) This reflects 50% of the highest annual rate of salary paid to Mr. Harrison in the five years preceding December 31, 2009. Ten annual payments would be made in this amount, with the first payment being made in 2011. All payment obligations are conditioned upon compliance with the consulting obligation and agreement not to compete described above.

(7) This reflects 85% of Mr. Harrison's $450,000 annual payment. The pro rata reduction of $67,500 adjusts for the fact that Mr. Harrison would have accrued 17 years of service upon termination, which is 85% of the 20 years of service required to receive the full annual payment. Ten annual payments would be made in this amount, with the first payment being made in 2011. All payment obligations are conditioned upon compliance with the consulting obligation and agreement not to compete described above.

(8) Except in the event of termination due to death or disability or termination for Cause, Mr. Robertson would be entitled to receive fifteen annual payments in this amount, the first of which would be payable in 2015 upon Mr. Robertson turning fifty-five. In the event of termination due to death or disability, Mr. Robertson or his beneficiary, as the case may be, would be entitled to receive fifteen annual payments in this amount, the first of which would be payable in 2010. Mr. Robertson would not be entitled to any payments in the event of termination for Cause. All payment obligations are conditioned upon compliance with the restrictive covenants and consulting obligation described above.

(9) This reflects 75% of Mr. Simm's $437,500 annual payment, payable to his designated beneficiary. Six annual payments in this amount would be paid to such beneficiary, with the first payment being made in 2010.

(10) This reflects 50% of the highest annual rate of salary paid to Mr. Simm in the five years preceding December 31, 2009. Six annual payments would be made in this amount, with the first payment being made in 2011. All payment obligations are conditioned upon compliance with the consulting obligation and agreement not to compete described above.

(11) This reflects 55% of Mr. Simm's $437,500 annual payment. The pro rata reduction of $196,875 adjusts for the fact that Mr. Simm would have accrued 11 years of service upon termination, which is 55% of the 20 years of service required to receive the full annual payment. Six annual payments would be made in this amount, with the first payment being made in 2011. All payment obligations are conditioned upon compliance with the consulting obligation and agreement not to compete described above.

DIRECTORS' COMPENSATION FOR FISCAL 2009

Directors who are also current or former employees of Omnicom or its subsidiaries receive no compensation for serving as directors. The compensation program for directors who are not current or former employees of Omnicom or its subsidiaries is designed to compensate directors in a manner that is reflective of the work required for a company of Omnicom's size and composition and to align directors' interests with the long-term interests of shareholders. The table below includes the following compensation elements with respect to non-employee directors:

Annual Compensation. Non-employee directors are paid a cash annual retainer of $60,000 and $2,000 for attendance at a Board or Committee meeting. In addition, directors receive reimbursement for customary travel expenses.

In accordance with our 2007 Plan, and our Director Compensation and Deferred Stock Program adopted by our Board on December 4, 2008, non-employee directors also receive fully-vested common stock each fiscal quarter. For each of the four quarters in 2009, such directors received common stock with a fair value of $25,000 based on the per share closing price of our common stock on the date prior to grant.

Our Director Compensation and Deferred Stock Program and 2007 Plan provide that each director may elect to receive all or a portion of his or her cash director compensation for the following year's service in common stock. Messrs. Henning and Murphy and Mrs. Johnson Rice each elected to receive all or a portion of their respective 2009 cash director compensation in common stock.

Directors may also elect to defer any common shares payable to them, which will be credited to a bookkeeping account in the directors' names. These elections generally must be made prior to the start of the calendar year for which the fees would be payable. The number of shares of common stock delivered or credited to a director's account is based on the fair market value of our common stock on the first trading day immediately preceding the date the fees would have been paid to the director. Each director other than Messrs. Coleman and Roubos elected to defer common shares payable to them in 2009.

Chairman Fees. The Chairs of our Committees receive the following additional annual fees in cash due to the workload and the additional responsibilities of their positions. The Chair of our Audit Committee receives an additional fee of $20,000 each year. The Chairs of our Finance, Compensation, Governance and Executive Committees each receive an additional fee of $10,000 each year, as long as such Chair is not also an executive of Omnicom. In 2009, only the Chairs of the Compensation, Governance and Executive Committees received the $10,000 fee.

Name of Director(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Total ($)
Alan R. Batkin	$ 86,000	$100,000	$186,000
Robert Charles Clark	$106,000	$100,000	$206,000
Leonard S. Coleman, Jr.	$114,000	$100,000	$214,000
Errol M. Cook	$106,000	$100,000	$206,000
Susan S. Denison	$ 98,000	$100,000	$198,000
Michael A. Henning	$ 48,000	$160,000	$208,000
John R. Murphy	$106,000	$130,000	$236,000
John R. Purcell	$118,000	$100,000	$218,000
Linda Johnson Rice	$ 72,000	$124,000	$196,000
Gary L. Roubos	$120,000	$100,000	$220,000

(1) Bruce Crawford is an executive officer of Omnicom and does not receive director compensation. In fiscal year 2009, Mr. Crawford received a base salary of $400,000.

(2) This column reports the amount of cash compensation earned in 2009 for Board and Committee service.

(3) The amount reported in the "Stock Awards" column for each director reflects the aggregate grant date fair value of the stock granted in 2009, computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions used to calculate the fair value of stock awards, refer to note 10 to the consolidated financial statements contained in our 2009 10-K. The amounts reported include shares deferred in 2009 by

(footnotes continued on following page)

Messrs. Batkin, Clark, Cook, Henning, Murphy and Purcell, and Mses. Denison and Johnson Rice. The fair market value for each quarterly stock award was $25,000 for Messrs. Batkin, Clark, Coleman, Cook, Purcell and Roubos and Ms. Denison. The fair market value for each quarterly stock award was $40,000 for Mr. Henning. The fair market value for each quarterly stock award was $32,500 for Mr. Murphy. The fair market value for each quarterly stock award was $31,000 for Mrs. Johnson Rice. (The amount of quarterly stock awards for Messrs. Henning and Murphy and Mrs. Johnson Rice were greater than $25,000 as a result of their election to take all or a portion of their cash compensation in the form of common stock.)

No Other Compensation. Directors received no compensation in 2009 other than that above described. We do not have a retirement plan for directors and they receive no pension benefits.

Stock Ownership Requirement. The Board adopted stock ownership guidelines for our directors in 2004. The director guidelines provide, in general, that our directors must own Omnicom stock equal to or greater than five times their annual cash retainer within five years of their joining the Board. As of December 31, 2009, each member of our Board was in compliance.

EQUITY COMPENSATION PLANS

Our principal equity plan for employees is our 2007 Plan, which was approved by shareholders at our 2007 Annual Meeting of Shareholders and replaced both (i) all prior employee equity incentive plans and (ii) our Director Equity Plan, which was approved by shareholders at our Annual Meeting of Shareholders in 2004. The Compensation Committee's independent compensation consultant, Cook & Co., provided analysis and input on the 2007 Plan. As a result of the adoption of the 2007 Plan, no new awards may be made under any of Omnicom's prior equity plans. Outstanding equity awards under prior plans, however, were not affected by the adoption of our 2007 Plan.

The purpose of the 2007 Plan is to promote the success and enhance the value of Omnicom by continuing to link the personal interest of participants to those of Omnicom shareholders and by providing participants with an incentive for outstanding performance to generate superior returns to Omnicom shareholders. The 2007 Plan provides for the grant of stock options (both incentive stock options and nonqualified stock options), restricted stock, stock appreciation rights, performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, and restricted stock units.

Persons eligible to participate in the 2007 Plan include all employees and consultants of Omnicom and its subsidiaries, members of our Board or, as applicable, members of the board of directors of a subsidiary, as determined by the committee administering the 2007 Plan (the "IAP Committee"). The IAP Committee is appointed by our Board, and currently is comprised of the members of our Compensation Committee. With respect to awards to independent directors, Omnicom's Board administers the 2007 Plan.

All of our current equity compensation plans have been approved by shareholders. The following table provides information about our current equity compensation plans as of December 31, 2009 but does not include information about the 2007 Plan Amendment that will become effective if approved by our shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($/shr)	Number of securities remaining available for future issuance (#)
Equity compensation plans approved by security holders: 2007 Incentive Award Plan and previously adopted equity incentive plans (other than our ESPP)	40,832,715	$29.37	5,500,376(1)
Equity compensation plans approved by security holders: ESPP Shares	—	—	9,985,545(2)
Equity compensation plans not approved by security holders	—	—	—
Total	40,832,715	$29.37	15,485,921

(1) The maximum number of shares that may be issued under our 2007 Plan is 32,287,540. This number is subject to upward adjustment since awards under previously adopted plans ("Prior Plans") that are forfeited or expire may be used again under the 2007 Plan. Any share of common stock that is subject to an option or stock appreciation right granted from our 2007 Plan is counted against this limit as one share of common stock for every one share of common stock granted. Any share of common stock that is subject to an award other than an option or stock appreciation right granted from the 2007 Plan is counted against this limit as three shares of common stock for every one share of common stock granted. The figure above includes 5,500,376 shares that may be issued under our 2007 Plan, which assumes that all securities available for future issuance are subject to options or stock appreciation rights. If all securities available for future issuance were subject to awards other than options or stock appreciation rights, this figure would be 1,833,459. Our 2007 Plan provides that we may no longer grant any awards under our Prior Plans. As of December 31, 2009, there were 40,832,715 stock options outstanding under our equity compensation plans (other than our ESPP) with a weighted-average exercise price of $29.37 and a weighted-average term of 6.31 years and 3,471,929 unvested full value shares outstanding under our equity compensation plans (other than our ESPP).

(2) The ESPP is a tax-qualified plan in which all eligible full-time and part-time domestic employees may participate.

STOCK OWNERSHIP

The following table sets forth certain information as of the close of business on March 15, 2010 (except as otherwise noted), with respect to the beneficial ownership(1) of our common stock by:

- each person known by Omnicom to own beneficially more than 5% of our outstanding common stock;
- each current director or nominee;
- each named executive officer; and
- all directors and executive officers as a group.

Name	Number of Shares Owned(2)	Options Exercisable within 60 Days	Total Beneficial Ownership	Percent of Shares Outstanding(3)
Massachusetts Financial Services Company (4)	20,920,690	—	20,920,690	6.9%
Capital Research Global Investors (5)	23,233,196		23,233,196	7.6%
John Wren	973,540	4,450,000	5,423,540	1.8%
Alan R. Batkin	5,817	—	5, 817	*
Robert Charles Clark (6)	16,288	—	16,288	*
Leonard Coleman, Jr.	23,409	—	23,409	*
Errol M. Cook (7)	21,255	—	21,255	*
Bruce Crawford	248,900	—	248,900	*
Susan S. Denison	27,119	—	27,119	*
Thomas Harrison (8)	183,314	1,275,000	1,458,314	*
Michael A. Henning	27,798	—	27,798	*
John R. Murphy	31,978	—	31,978	*
John R. Purcell (9)	103,648	—	103,648	*
Linda Johnson Rice	19,082	—	19,082	*
Andrew Robertson	33,212	645,000	678,212	*
Gary L. Roubos	29,611	—	29,611	*
Daryl Simm	11,084	338,334	349,418	*
Randall Weisenburger (10)	450,052	2,525,000	2,975,052	*
All directors and executive officers as a group (21 persons)	2,380,849	10,475,834	12,856,683(11)	4.2%

* less than 1%.

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(2) This column lists voting securities, and securities the payout of which has been deferred at the election of the holder, including restricted stock held by executive officers. Except to the extent noted below, each director or executive officer has sole voting and investment power with respect to the shares reported. The amounts in the column include:

- restricted shares held pursuant to our 2007 Plan, or a prior equity plan, namely, Mr. Harrison—22,200 shares and Mr. Simm—7,600 shares;
- shares held pursuant to the outside director equity plan, the payout of which has been deferred at the election of the holder, namely, Mr. Batkin—3,492 shares, Mr. Clark—12,950 shares, Mr. Cook—12,950 shares, Ms. Denison—16,106 shares, Mr. Henning—22,276 shares, Mr. Murphy—20,522 shares, Mr. Purcell—12,912 shares, and Mrs. Johnson Rice—14,910 shares;
- shares previously held under restricted stock awards, the payout of which has been deferred at the election of the holder, namely, Mr. Wren—135,990 shares, Mr. Harrison—135,200 shares and Mr. Weisenburger—136,600 shares;
- shares credited under the Omnicom Group Retirement Savings Plan, namely, Mr. Wren—21,618 shares, Mr. Harrison—4,150 shares, and Mr. Weisenburger—1,591 shares; and
- shares purchased under our ESPP, namely, Mr. Harrison—7,320 shares, and Mr. Weisenburger—7,332 shares.

(footnotes continued on following page)

(3) The number of shares of common stock outstanding on March 15, 2010 was 305,025,887, excluding restricted stock and securities the payout of which has been deferred at the election of the holder. The percent of common stock is based on such number of shares and is rounded off to the nearest one-tenth of a percent.

(4) Stock ownership is as of December 31, 2009 and is based solely on a Schedule 13G filed with the SEC on February 5, 2010, by Massachusetts Financial Services Company ("MFS"). In the filing, MFS reported having sole voting power over 16,645,546 shares and sole dispositive power over 20,920,690 shares. MFS has certified in its Schedule 13G that our stock was acquired and is held in the ordinary course of business, and was not acquired and is not held for the purpose of changing or influencing control of Omnicom. The address of MFS is 500 Boylston Street, Boston, MA 02116.

(5) Stock ownership is as of December 31, 2009 and is based solely on a Schedule 13G filed with the SEC on February 9, 2010, by Capital Research Global Investors ("Capital Research"). In the filing, Capital Research reported having sole voting power over 12,881,000 shares and sole dispositive power over 23,233,196 shares. Capital Research is deemed to be the beneficial owner of these shares as a result of Capital Research and Management Company acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940. Capital Research has certified in its Schedule 13G that our stock was acquired and is held in the ordinary course of business, and was not acquired and is not held for the purpose of changing or influencing control of Omnicom. The address of Capital Research is 333 South Hope Street, Los Angeles, CA 90071.

(6) Includes 1,700 shares that are held in a joint account shared by Mr. Clark and his wife.

(7) Includes 7,000 shares that are held in a joint account shared by Mr. Cook and his wife.

(8) In addition to the amounts listed in the table above, Mr. Harrison holds 3,200 restricted stock units pursuant to our 2007 Plan.

(9) Includes 4,000 shares that are held by Mr. Purcell's wife. Mr. Purcell disclaims beneficial ownership of shares held by his wife.

(10) Includes 80,000 shares that are held in a joint account shared by Mr. Weisenburger and his wife.

(11) Includes 88,700 shares over which there are shared voting and investment power; and 174,600 shares of restricted stock.

AUDIT RELATED MATTERS

Fees Paid to Independent Auditors

The following table shows information about fees billed by KPMG LLP and affiliates for professional services (as well as all "out-of-pocket" costs incurred in connection with these services) rendered for the last two fiscal years:

	2009	Approved by Audit Committee	2008	Approved by Audit Committee
Audit Fees (1)	$21,007,123	100%	$20,466,214	100%
Audit-Related Fees (2)	$ 909,496	100%	$ 2,913,468	100%
Tax Fees (3)	$ 571,890	100%	$ 519,400	100%
All Other Fees (4)	—		—	
Total Fees	$22,488,509		$23,899,082	

(1) *Audit Fees* consist of fees for professional services for the audit or review of our consolidated financial statements and for the audit of our internal control over financial reporting or for audit services that are normally provided by independent auditors in connection with statutory and regulatory filings or engagements.

(2) *Audit-Related Fees* consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under Audit Fees, including due diligence related to mergers and acquisitions and special procedures to meet certain statutory requirements.

(3) *Tax Fees* consist primarily of fees for tax compliance including the review and preparation of statutory tax returns and other tax compliance related services.

(4) *All Other Fees* are fees for any products or services not included in the first three categories.

In deciding to reappoint KPMG LLP to be our auditors for 2010, the Audit Committee considered KPMG LLP's provision of services to assure that it was compatible with maintaining KPMG LLP's independence. The Committee determined that these fees were compatible with the independence of KPMG LLP as our independent auditors.

The Audit Committee has adopted a policy that requires it to pre-approve each audit and permissible non-audit service rendered by KPMG LLP except for items exempt from pre-approval requirements by applicable law. On a quarterly basis, the Audit Committee reviews and generally pre-approves specific types of services and the range of fees that may be provided by KPMG LLP without first obtaining specific pre-approval from the Audit Committee. The policy requires the specific pre-approval of all other permitted services and all other permitted services were pre-approved in 2009.

Audit Committee Report

The Audit Committee's primary purpose is to assist the Board in carrying out its oversight responsibilities relating to Omnicom's financial reporting. Management is responsible for the preparation, presentation and integrity of Omnicom's financial statements, accounting and financial reporting principles and the establishment and effectiveness of internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for performing an independent audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles and auditing the operating effectiveness of internal control over financial reporting. The independent auditors have free access to the Audit Committee to discuss any matters they deem appropriate.

In performing its oversight role, the Audit Committee has reviewed and discussed with management Omnicom's audited 2009 financial statements as of December 31, 2009. The Committee has also discussed with KPMG LLP the matters required to be discussed under all relevant professional and regulatory standards, which included discussion of the quality of Omnicom's accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Committee has received and reviewed the written disclosures and the letter from KPMG LLP required under all relevant professional and regulatory standards, and has discussed with KPMG LLP its independence.

Based on the review and discussions referred to in this Report, the Audit Committee recommended to the Board that the audited financial statements of Omnicom for the year ended December 31, 2009 be included in its Annual Report on the 2009 10-K.

Members of the Audit Committee
John R. Murphy, Chairman
Robert Charles Clark
Errol M. Cook
Michael A. Henning

ITEMS TO BE VOTED ON

Item 1 — Election of Directors

The current 12 members of the Board have been nominated to continue to serve as directors for another year. All of the nominees have been recommended for re-election to the Board by our Governance Committee and approved and nominated for re-election by the Board.

The Board has no reason to believe that any of the nominees would be unable or unwilling to serve if elected. If a nominee becomes unable or unwilling to accept nomination or election, the Board prior to the meeting may select a substitute nominee or undertake to locate another director after the meeting. If you have submitted a proxy and a substitute nominee is selected, your shares will be voted for the substitute nominee.

In accordance with our By-laws, directors are elected by a plurality of the votes cast. That means the nominees will be elected if they receive more affirmative votes than any other nominees. Our form of proxy permits you to withhold your vote for particular nominees. However, shares represented by proxies so designated will count as being present for purposes of determining a quorum and will not affect whether a given nominee is elected because directors are elected by a plurality of the shares voted at a meeting at which a quorum is present. Such proxies may also be voted on other matters, if any, that may be properly presented at the meeting.

As described in detail below, our nominees have considerable professional and business experience. The recommendation of our Board is based on its carefully considered judgment that the experience, record and qualifications of our nominees make them the best candidates to serve on our Board. The Board believes that each of the nominees listed brings strong skills and extensive experience to the Board, giving the Board as a group the appropriate skills to exercise its oversight responsibilities.



John D. Wren
Age: 57
Director since 1993

Mr. Wren is President and Chief Executive Officer of Omnicom, a position he has held since January 1997. He was elected President in 1996 and named Chief Executive Officer in 1997. Under his direction, Omnicom has become one of the largest advertising, marketing and corporate communications companies in the world. Mr. Wren entered the advertising business in 1984, joining Needham Harper Worldwide as an executive vice president. As part of the team that created Omnicom in 1986, he was appointed Chief Executive Officer of Omnicom's Diversified Agency Services division in 1990. In that position, he grew Diversified Agency Services into Omnicom's largest operating group, comprised of companies in a wide array of disciplines ranging from public relations to branding. Based on the specific experience, qualifications and skills described above, the Board has concluded that John D. Wren is qualified to serve as a director.



Bruce Crawford
Age: 81
Director since 1989
Chairman of the Board, Chairman of the Finance Committee and Member of the Executive Committee

Mr. Crawford is Chairman of the Board of Omnicom, a position he has held since 1995. From 1989 to 1995, he served as Omnicom's President and Chief Executive Officer and, from 1995 to 1997, he served as Omnicom's Chairman and Chief Executive Officer. Mr. Crawford began his career in advertising in 1956 and, in 1963, he joined BBDO. He held a variety of high-level positions at BBDO, including that of President and Chief Executive Officer, a position he held from 1977 until 1985. Mr. Crawford is an Honorary Director of The Metropolitan Opera and Chairman Emeritus of Lincoln Center. He is also a Director of The Animal Medical Center. Based on the specific experience, qualifications and skills described above, the Board has concluded that Bruce Crawford is qualified to serve as a director.



Alan R. Batkin
Age: 65
Director since 2008
Member of the Compensation Committee

Mr. Batkin is the Vice Chairman of Eton Park Capital Management, L.P., a multi-disciplinary investment firm, a position he has held since February, 2007. From 1990 to 2007, he was Vice Chairman of Kissinger Associates, Inc., a geopolitical consulting firm that advises multi-national companies. Additionally, Mr. Batkin is a director of Hasbro, Inc. (listed on NYSE), a toy and game company, Overseas Shipholding Group, Inc. (listed on NYSE), a company that operates oceangoing bulk cargo vessels, and Cantel Medical Corp. (listed on NYSE), a provider of infection prevention and control products in the healthcare market. Mr. Batkin also served as a director of Diamond Offshore Drilling, Inc. and the IQ Investment Advisors Fund Complex during the last five years. Based on the specific experience, qualifications and skills described above, the Board has concluded that Alan R. Batkin is qualified to serve as a director.



Robert Charles Clark
Age: 66
Director since 2002
Member of the Audit and Governance Committees

Mr. Clark is a Harvard University Distinguished Service Professor, Harvard Law School, a position he has held since 2003. His research and teaching interests are centered on corporate governance. Previously, he was Dean and Royall Professor of Law at Harvard Law School from July 1989 through June 2003. He has served as a professor of law at Harvard Law School since 1978, and before that, was a tenured professor at Yale Law School. His concentration was corporate law. In addition, Mr. Clark was an associate at Ropes & Gray from 1972 to 1974. Mr. Clark is a director of Time Warner Inc. (listed on NYSE), a media and entertainment company. Mr. Clark is also a member of the Board of Trustees of Teachers Insurance and Annuity Association (TIAA), a pension fund serving the higher education community. Mr. Clark also served as a director of Lazard Ltd. and Collins & Aikman Corp. during the past five years. Based on the specific experience, qualifications and skills described above, the Board has concluded that Robert Charles Clark is qualified to serve as a director.



Leonard S. Coleman, Jr.
Age: 61
Director since 1993
Chairman of the Executive Committee and Member of the Compensation and Governance Committees

Mr. Coleman was Senior Advisor, Major League Baseball, from 1999 through 2005. Previously, he was Chairman of Arena Co., a subsidiary of Yankees/Nets, until September 2002. Before that, he was President, National League, Major League Baseball from 1994 to 1999, having previously served since 1992 as Executive Director, Market Development of Major League Baseball. Mr. Coleman is a director of Avis Budget Group (listed on NYSE), a leading rental car supplier, H.J. Heinz Corporation (listed on NYSE), a company that manufactures and markets an extensive line of food products, Churchill Downs Inc. (listed on NASDAQ), a company that owns and operates pari-mutuel wagering properties and businesses, and Electronic Arts Inc. (listed on NASDAQ), a company that develops, markets, publishes and distributes video games. Mr. Coleman also served as a director of Cendant Corp. during the last five years. Additionally, Mr. Coleman was previously a municipal finance banker for Kidder, Peabody & Company. Prior to joining Kidder, Mr. Coleman served as Commissioner of both the New Jersey Department of Community Affairs and Department of Energy, and Chairman of the Hackensack Meadowlands Development Commission and the New Jersey Housing and Mortgage Finance Agency. Mr. Coleman was also the Vice Chairman of the State Commission on Ethical Standards and a member of the Economic Development Authority, Urban Enterprise Zone Authority, Urban Development Authority, State Planning Commission and New Jersey Public Television Commission. He has also served as President of the Greater Newark Urban Coalition. Based on the specific experience, qualifications and skills described above, the Board has concluded that Leonard S. Coleman, Jr. is qualified to serve as a director.



Errol M. Cook
Age: 70
Director since 2003
Member of the Audit and Governance Committees

Mr. Cook is a private investor and consultant. Previously, he was a managing director and partner of Warburg Pincus, a global leader in the private equity industry, from March 1991 until his retirement in February 1999. Before that, Mr. Cook was a Senior Partner of Ernst & Young from August 1961 to September 1989 and a Managing Director of Schroders, a global asset management company, from September 1989 to March 1991. Mr. Cook also served as a director of Journal Register Company during the last five years. Based on the specific experience, qualifications and skills described above, the Board has concluded that Errol M. Cook is qualified to serve as a director.



Susan S. Denison
Age: 64
Director since 1997
Member of the Compensation and Governance Committees

Ms. Denison is a partner of Cook Associates, a retained executive search firm, a position she has held since June 2001. In addition, Ms. Denison serves as a director of InterCure, Inc. (listed on Tel-Aviv Stock Exchange), a medical device company. Ms. Denison also served as a director of LifeonKey Inc. during the last five years. Ms. Denison has more than twenty years of senior executive experience within the Media, Entertainment and Consumer Products Industries. She formerly served as a Partner at TASA Worldwide/Johnson, Smith & Knisely and the Cheyenne Group. She has also served as Executive Vice President, Entertainment and Marketing for Madison Square Garden, Executive Vice President and General Manager at Showtime Networks' Direct-To-Home Division, Vice President, Marketing for Showtime Networks and Senior Vice President, Revlon. In addition, Ms. Denison previously held marketing positions at Charles of the Ritz, Clairol and Richardson-Vicks. Based on the specific experience, qualifications and skills described above, the Board has concluded that Susan S. Denison is qualified to serve as a director.



Michael A. Henning
Age: 69
Director since 2003
Member of the Audit and Compensation Committees

Mr. Henning served in various capacities with Ernst & Young from 1961 to 2000, including Deputy Chairman of Ernst & Young LLP from December 1999 to October 2000 and Chief Executive Officer of Ernst & Young International from September 1993 to December 1999. He also serves as a director, Chairman of the Audit Committee and member of the Compensation Committee of CTS Corporation (listed on NYSE), a company that provides electronic components to auto, wireless and PC businesses. He is also a director and member of the Audit, Compensation, Nominating & Corporate Governance, Safety and Strategic Planning Committees of Landstar System, Inc. (listed on NASDAQ), a transportation and logistics services company. Mr. Henning also served as a director of Highlands Acquisition Corp. during the last five years. Based on the specific experience, qualifications and skills described above, the Board has concluded that Michael A. Henning is qualified to serve as a director.



John R. Murphy
Age: 76
Director since 1996
Chairman of the Audit Committee and member of the Finance and Executive Committees

Mr. Murphy is Vice Chairman of National Geographic Society, a position he has held since March 1998. From May 1996 until March 1998, Mr. Murphy was President and Chief Executive Officer of National Geographic Society. He also served on the Finance Committee of National Geographic Society. Mr. Murphy also served as the Chief Executive Officer of the Baltimore Sun, as well as in positions as a publisher and editor at the San Francisco Examiner and the Atlanta Constitution. Mr. Murphy is trustee of Mercer University, a trustee and Chairman of the Board of the PNC Mutual Funds (on which he previously served on the Audit Committee) and Chairman of the Board of the PNC Alternative Fund. Mr. Murphy served as a director of SirsiDynix Inc. and eMotion Inc. during the last five years. Mr. Murphy is also a past president of the U.S. Golf Association. Based on the specific experience, qualifications and skills described above, the Board has concluded that John R. Murphy is qualified to serve as a director.



John R. Purcell
Age: 78
Director since 1986
Chairman of the Governance Committee and member of the Finance and Executive Committees

Mr. Purcell is Chairman and Chief Executive Officer of Grenadier Associates Ltd., a merchant banking and financial advisory firm. Additionally, Mr. Purcell is a director of Lydian Trust Company, a financial firm that provides banking and wealth management services, on which he serves as a member of the Audit, Executive and the Nominating Committees. Mr. Purcell has served as a director of Bausch & Lomb and Technology Solutions Co. during the last five years. Mr. Purcell formerly served as Chief Executive Officer of SFN Cos. Inc., as Executive Vice President of CBS, Inc., as Senior Vice President and Chief Financial Officer of Gannett Co., Inc. and as Chairman of Donnelley Marketing, Inc., a database direct marketing firm. Based on the specific experience, qualifications and skills described above, the Board has concluded that John R. Purcell is qualified to serve as a director.



Linda Johnson Rice
Age: 52
Director since 2000
Member of the Compensation and Governance Committees

Mrs. Johnson Rice is Chairman and Chief Executive Officer of Johnson Publishing Company, Inc., a multi-media company. She joined that company in 1980, became Vice President in 1985, was elected President and Chief Operating Officer in 1987 and became Chairman and Chief Executive Officer in 2008. Mrs. Johnson Rice is a director of Kimberly-Clark Corporation (listed on NYSE), of which she is a member of the Audit Committee. Mrs. Johnson Rice also served as a director of Bausch & Lomb, Inc. and MoneyGram International, Inc. during the last five years. Based on the specific experience, qualifications and skills described above, the Board has concluded that Linda Johnson Rice is qualified to serve as a director.



Gary L. Roubos
Age: 73
Director since 1986
Chairman of the Compensation Committee and member of the Finance and Executive Committees

Mr. Roubos was Chairman of Dover Corporation (listed on NYSE), a world-wide, diversified industrial manufacturing corporation, from May 1989 to May 1999, and Chief Executive Officer of that company from January 1981 to May 1994. During the past five years, he served as a director of Voyager Learning Company, a provider of educational solutions. In addition, he served as a director of ProQuest Co., a company providing online research tools during the past five years. Based on the specific experience, qualifications and skills described above, the Board has concluded that Gary L. Roubos is qualified to serve as a director.

The Board UNANIMOUSLY recommends that shareholders vote FOR all nominees.

Item 2 — Ratification of the Appointment of Independent Auditors

In accordance with the Audit Committee's charter, the Audit Committee has appointed KPMG LLP as our independent auditors for our fiscal year ending December 31, 2010. We are submitting the selection of our independent auditors for shareholder ratification at the 2010 Annual Meeting. KPMG LLP has been our independent auditor since June 2002.

Representatives of KPMG LLP are expected to be present at the 2010 Annual Meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

The Audit Committee is not bound by the results of the vote regarding ratification of the independent auditors. If our shareholders do not ratify the selection, the Audit Committee will reconsider whether to retain KPMG LLP, but still may retain them. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of Omnicom and its shareholders.

The Board UNANIMOUSLY recommends that shareholders vote FOR ratification of the appointment of KPMG LLP as our independent auditors.

Approval of this proposal requires the favorable vote of the holders of a majority of the shares voting on the proposal.

Item 3 — Approval of Amended and Restated 2007 Incentive Award Plan and Re-approval of Performance Criteria

The Omnicom Group Inc. 2007 Incentive Award Plan (the "2007 Plan") was previously adopted by our Board and was approved by our shareholders in May 2007. We are asking our shareholders to approve an amendment and restatement of our 2007 Plan (the "Amendment") providing for (i) an increase in the number of shares of common stock available for issuance under the 2007 Plan by 11,499,624 shares of common stock, such that the total number of shares that may be issued pursuant to awards granted after December 31, 2009 under the 2007 Plan equals 17 million shares, (ii) a change in the ratio by which awards other than stock options and stock appreciation rights are counted against the number of shares available for issuance under the 2007 Plan, (iii) a change in ratio by which shares will be added back to the number of shares that may be issued under the 2007 Plan in the event of a termination, lapse or expiration of an award and (iv) certain other minor changes, as described herein. We intend to file with the Securities and Exchange Commission a Registration Statement on Form S-8 covering the additional shares of our common stock issuable under the 2007 Plan as a result of the Amendment.

In addition, we are asking our stockholders to re-approve the list of performance criteria in the 2007 Plan that may be used for purposes of granting awards that are intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code, as described below under the heading "Awards." Stockholder approval of such terms would preserve our ability to deduct compensation associated with future performance-based awards made under the 2007 Plan to certain executives. Section 162(m) of the Internal Revenue Code limits the deductions a publicly-held company can claim for compensation in excess of $1 million paid in a given year to its chief executive officer and its three other most highly-compensated executive officers (other than its chief financial officer) (these officers are generally referred to as the "covered employees"). "Performance-based" compensation that meets certain requirements is not counted against the $1 million deductibility cap. Stock options and stock appreciation rights generally qualify as performance-based compensation. Other awards that we may grant under the 2007 Plan may qualify as performance-based compensation if the payment, retention or vesting of the award is subject to the achievement during a performance period of performance goals selected by the Compensation Committee. The Compensation Committee retains the discretion to set the level of performance for a given performance measure under a performance-based award. For such awards to qualify as performance-based compensation, the stockholders must approve the material terms of the performance goals every five years.

The number of shares originally authorized for issuance under the 2007 Plan was 18,500,000 shares, less one share for every one share that was subject to an option or stock appreciation right granted after December 31, 2006 and prior to the original effective date of the 2007 Plan, which occurred in May 2007 (the "Original Effective Date") from any of our prior equity plans (the "Prior Plans") and three shares for every one share that was subject to an award other than an option or stock appreciation right granted after December 31, 2006 and before the Original Effective Date under any of our Prior Plans. The number of shares originally authorized for issuance under the 2007 Plan was adjusted on a two for one basis in connection with a two for one stock split with respect to our common stock that occurred effective as of June 25, 2007. Any shares of our common stock that are subject to options or stock appreciation rights granted from the 2007 Plan are counted against this limit as one share for every one share granted. Currently, any shares that are subject to awards other than options or stock appreciation rights granted from the 2007 Plan are counted against this limit as three shares for every one share granted. If the Amendment is approved, any shares that are subject to awards other than options or stock appreciation rights granted from the 2007 Plan after December 31, 2009 will be counted against this limit as two and one-half shares for every one share granted. As described in more detail below, any awards that are forfeited or lapse are added back to the number of shares that may be granted under the Plan at a ratio of one share for every one share subject to options or stock appreciation rights and, currently, three shares for every one share subject to awards other than options and stock appreciation rights. If the Amendment is approved, awards other than options and stock appreciation rights that are forfeited or lapse after December 31, 2009 will be added back to the number of shares that may be granted under the Plan as two and one-half shares for every one share subject to such award.

Assuming the Amendment is approved, the number of shares covered by awards that were issued and outstanding under the 2007 Plan as of the record date would be 25,269,352 and the number of shares that were available for issuance under the 2007 Plan as of the record date would be 7,018,188. On the record date, the closing selling price of our common stock was $39.24 per share.

The 2007 Plan is not being amended in any respect other than as described herein. If this proposal is not approved, the Amendment will not become effective, but the existing 2007 Plan will remain in effect.

The following summarizes the terms of the 2007 Plan and the proposed Amendment. The following summary is qualified in its entirety by reference to the full text of the 2007 Plan, as amended and restated, which is attached hereto as Appendix A.

General

The Board believes that the 2007 Plan promotes the success and enhances the value of Omnicom by continuing to link the personal interest of participants to those of Omnicom shareholders and by providing participants with an incentive for outstanding performance to generate superior returns to Omnicom shareholders. The Board further believes that the 2007 Plan provides flexibility to Omnicom in its ability to motivate, attract, and retain the services of employees, consultants and directors upon whose judgment, interest, and special effort the successful operation of Omnicom is largely dependent.

The 2007 Plan provides for the grant of stock options (both incentive stock options and nonqualified stock options), restricted stock, stock appreciation rights, performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, and restricted stock units to eligible participants. A summary of the principal provisions of the 2007 Plan and the proposed Amendment is set forth below.

Administration

The 2007 Plan is administered by a committee, which may be the Board or a committee appointed by the Board (collectively, the "Committee"). With respect to awards to independent directors, the Board administers the 2007 Plan. With respect to awards to employees and consultants, the Committee administers the 2007 Plan and, until otherwise determined by the Board, the Committee consists solely of two or more Board members who are "outside directors" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (the "Code"), Non-Employee Directors (as defined in Rule 16b-3(b)(3) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act")) and "independent directors" under the rules of the New York Stock Exchange. The Board or the Committee may delegate to a committee of one or more Board members or one or more Omnicom officers the authority to grant or amend awards under the 2007 Plan to participants other than (i) senior Omnicom executives who are subject to Section 16 of the Exchange Act, (ii) employees who are "covered employees" within the meaning of Section 162(m) of Code, and (iii) Omnicom officers or directors to whom the authority to grant or amend awards under the 2007 Plan has been delegated.

The Committee has the exclusive authority to administer the 2007 Plan, including the power to (i) determine participants under the 2007 Plan, (ii) determine the types of awards granted to participants under the 2007 Plan, the number of such awards, and the number of shares of common stock of Omnicom (the "common stock") subject to such awards, (iii) determine and interpret the terms and conditions of any awards under the 2007 Plan, including the vesting schedule, exercise price and whether to offer cash in exchange for an award, and (iv) adopt rules for the administration, interpretation and application of the 2007 Plan.

Eligibility

Persons eligible to participate in the 2007 Plan include all employees, directors and consultants of Omnicom and its subsidiaries, as determined by the Committee. As of the record date, there were approximately 63,000 employees (including 11 executive officers), and 10 directors who were eligible to participate in the Restated Plan.

Limitation on Awards and Shares Available

Subject to the adjustment provisions as described in more detail below, the maximum aggregate number of shares of common stock that was originally authorized to be issued or delivered under the 2007 Plan was 18,500,000 shares of common stock, less one share of common stock for every one share of common stock that was subject to an option or stock appreciation right granted after December 31, 2006 from any of the Prior Plans and three shares of common stock for every one share of common stock that was subject to an award other than an option or stock appreciation right granted after December 31, 2006 under the Prior Plans. This number was subsequently adjusted to reflect a two for one split with respect to our common stock that occurred effective as of June 25, 2007.

The proposed Amendment to the 2007 Plan that we are asking our shareholders to approve would increase the number of shares of common stock that may be issued or delivered under the 2007 Plan by 11,499,624 shares of common stock, such that the maximum aggregate number of shares of common stock that may be issued or delivered with respect to awards granted under the 2007 Plan after December 31, 2009 would be 17 million shares of common stock.

Any shares of common stock that are subject to options or stock appreciation rights granted from the 2007 Plan are counted against this limit as one share of common stock for every one share of common stock granted. Currently, any shares of common stock that are subject to awards other than options or stock appreciation rights granted from the 2007 Plan are counted against this limit as three shares of common stock for every one share of common stock granted. As of the effective date of the 2007 Plan (the "Effective Date"), no awards were permitted to be granted under any Prior Plans.

If the Amendment is approved, the ratio by which shares subject to awards other than options or stock appreciation rights will be counted against the number of shares authorized for issuance under the 2007 Plan will change, effective as of January 1, 2010, such that any such awards will be counted against this limit as two and one-half shares of common stock for every one share of common stock granted.

The shares of common stock covered by the 2007 Plan may be treasury shares, authorized but unissued shares, or shares purchased in the open market. If following December 31, 2009 an award under the 2007 Plan or the Prior Plans is forfeited (including a reimbursement of an unvested award upon a participant's termination of employment at a price equal to the par value of the common stock subject to the award) or expired, any shares of common stock subject to the award may be used again for new grants under the 2007 Plan. With respect to shares subject to options and stock appreciation rights, such shares of common stock are added back as one share of common stock for every one share of common stock subject to such awards. With respect to shares subject to awards other than options and stock appreciation rights, currently, such shares are added back as three shares of common stock for every one share of common stock subject to such awards.

If the Amendment is approved, the ratio by which shares subject to awards other than options or stock appreciation rights will be added back to the number of shares authorized for issuance under the 2007 will change, effective as of January 1, 2010, such that any such awards will be added back to this limit as two and one-half shares of common stock for every one share of common stock subject to such awards.

Notwithstanding the foregoing, the following shares of common stock are not added to the shares of common stock authorized for grant as described above: (i) shares of common stock tendered by the participant or withheld by Omnicom in payment of the purchase price of an option, (ii) shares of common stock tendered by the participant or withheld by Omnicom to satisfy any tax withholding obligation with respect to an award, and (iii) shares of common stock subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right on exercise thereof. The number of shares of common stock subject to one or more awards granted to any one participant under the 2007 Plan during any calendar year of Omnicom may not exceed 2,000,000 shares of common stock.

Awards

The 2007 Plan provides for grants of stock options (both incentive stock options and nonqualified stock options), restricted stock, stock appreciation rights, performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, and restricted stock units. No determination has been made as to the types or amounts of future awards that will be granted to specific individuals pursuant to the 2007 Plan.

Stock options, including incentive stock options (as defined under Section 422 of the Code) and nonqualified stock options may be granted pursuant to the 2007 Plan. The exercise price of incentive stock options and nonqualified stock options granted pursuant to the 2007 Plan will not be less than 100% of the fair market value of the common stock on the date of grant, unless incentive stock options are granted to any individual who owns, as of the date of grant, stock possessing more than ten (10) percent of the total combined voting power of all classes of Omnicom stock (the "Ten Percent Owner"), whereupon the exercise price of such incentive stock options will not be less than 110% of the fair market value of the common stock on the date of grant. Incentive stock options and nonqualified stock options may be exercised as determined by the Committee, but in no event after (i) the fifth anniversary of the date of grant with respect to incentive stock options granted to a Ten Percent Owner, or (ii) the tenth anniversary of the date of grant with respect to incentive stock options granted to other employees and nonqualified stock options. Nonqualified stock options may be exercised as determined by the Committee. Upon the exercise of a stock option, the exercise price must be paid in full in cash, by tendering previously-acquired shares of common stock with a fair market value at the time of exercise equal to the aggregate exercise price of the option or the exercised portion thereof or by tendering other property acceptable to the Committee.

As of the record date, there were 24,431,508 shares subject to outstanding options granted from the 2007 Plan. The weighted average exercise price of the outstanding options granted from the 2007 Plan is $24.2248 and the weighted average remaining contractual life of each such outstanding option is 8.998 years.

Restricted stock awards may be granted pursuant to the 2007 Plan. A restricted stock award is the grant of shares of common stock at a price determined by the Committee (including zero), that is subject to transfer restrictions and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing employment or achieving performance goals. During the period of restriction, participants holding shares of restricted stock may have full voting and dividend rights with respect to such shares. The restrictions will lapse in accordance with a schedule or other conditions determined by the Committee.

As of the record date, there were 1,570,536 shares of restricted stock outstanding under the 2007 Plan. The weighted average period over which such outstanding restricted stock is expected to vest is 3.585149 years.

A stock appreciation right (a "SAR") is the right to receive payment of an amount equal to (i) the excess of (A) the fair market value of a share of common stock on the date of exercise of the SAR over (B) the fair market value of a share of common stock on the date of grant of the SAR, multiplied by (ii) the aggregate number of shares of common stock subject to the SAR. Such payment will be in the form of common stock and shall satisfy all of the restrictions imposed by the 2007 Plan upon stock option grants. Each SAR must be evidenced by a written award agreement with terms and conditions consistent with the 2007 Plan. The Committee shall determine the time or times at which a SAR may be exercised in whole or in part, provided that the term of any SAR shall not exceed ten years.

As of the record date, there were no shares subject to outstanding SARs granted from the 2007 Plan.

Restricted stock units may be granted pursuant to the 2007 Plan, typically without consideration from the participant or for a nominal purchase price. Restricted stock units may be subject to vesting conditions including continued employment or achievement of performance criteria established by the Committee. Like restricted stock, except as described below, restricted stock units may not be sold or otherwise transferred or hypothecated until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

As of the record date, there were 435,285 restricted stock units outstanding under the 2007 Plan. The weighted average period over which such outstanding restricted stock is expected to vest is 3.545673 years.

The other types of awards that may be granted under the 2007 Plan include performance shares, performance stock units, dividend equivalents, stock payments and deferred stock. Dividend equivalents may not be granted on shares of common stock subject to options or SARs. Currently, there are no additional limitations under the 2007 Plan applicable to the granting of dividend equivalents in connection with other awards under the 2007 Plan. However, the Amendment provides that dividend equivalents granted in connection with awards that vest based on the achievement of performance goals must be subject to restrictions and risk of forfeiture to the same extent as the award with respect to which the dividend equivalents were granted.

Except as may be determined by the Committee in the event of a participant's death, disability or retirement, or in connection with a change in control event, "Full Value Awards" (that is, restricted stock awards, performance share awards, performance stock unit awards, stock payment awards, dividend equivalents awards, deferred stock awards, or restricted stock unit awards) that vest solely based on the passage of time must vest over a period of not less than three years and performance awards must vest over a period of not less than one year (which shall include fully-vested awards granted in lieu of cash awards that have been earned based on a performance period of at least one year). These vesting limitations shall not apply to a limited basket consisting of up to 5% of the shares of common stock available for issuance (as described in more detail above) or to awards granted to newly hired employees.

The Committee may grant awards to employees who are or may be "covered employees," as defined in Section 162(m) of the Code, that are intended to be "qualified performance-based compensation" within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive qualified performance-based compensation for any given performance period to the extent that pre-established performance goals set by the Committee for the period are satisfied. These pre-established performance goals must be based on one or more of the following performance criteria: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added (as determined by the Committee), sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow, and free cash flow), cash flow return on capital, return on net assets, return on shareholders' equity, return on assets, return on capital, stockholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share of common stock, price per share of common stock, and market share. These performance criteria may be measured in absolute terms or as compared to any incremental increase or as compared to results of a peer group of business services companies. With regard to a particular performance period, the Committee shall have the discretion to select the length of the performance period, the type of awards to be granted, and the goals that will be used to measure the performance for the period. In determining the actual size of the qualified performance-based compensation for a performance period, the Committee may reduce or eliminate (but not increase) the award. Generally, a participant will have to be employed by Omnicom or its subsidiaries on the date the qualified performance-based compensation is paid to be eligible to receive such qualified performance-based compensation for any period.

Awards cannot be assigned, transferred, or otherwise disposed of by a participant other than: (a) by will or the laws of descent and distribution, (b) pursuant to beneficiary designation procedures approved from time to time by the Committee, (c) to the participant's spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings, (d) to a trust for the benefit of the participant and/or one or more of the persons referred to in clause (c), (e) to a partnership, limited liability company or corporation in which the participant or the persons referred to in clause (c) are the only partners, members or shareholders or (f) for charitable donations. Such permitted assignees shall be bound by and subject to all of the terms and conditions of the 2007 Plan and any applicable award agreement.

Adjustment to Awards

If there is a stock dividend, stock split, spin-off, or recapitalization through a large, nonrecurring cash dividend, then the Committee shall make proportionate adjustments (if any), as the Committee in its discretion may deem appropriate, to the number and type of securities subject to each outstanding award under the 2007 Plan, and the exercise price or grant price of such outstanding award (if applicable).

If there is any other distribution, merger, consolidation, combination, exchange or other corporate event affecting the common stock or the share price of the common stock (other than a nonreciprocal transaction as described above), the Committee:

- may appropriately adjust the aggregate number and type of shares of common stock subject to the 2007 Plan, the terms and conditions of any outstanding awards, and the grant or exercise price per share of outstanding awards;
- may provide for the termination of any award in exchange for an amount of cash (if any) and/or other property equal to the amount that would have been attained upon the exercise of such award or realization of the participant's rights;

- may provide for the replacement of any award with other rights or property selected by the Committee in its sole discretion;
- may provide that any outstanding award cannot vest, be exercised, or become payable after such event;
- may provide that all awards shall be exercisable, payable, or fully vested as to all shares of common stock covered thereby;
- may provide that any surviving corporation (or its parent or subsidiary) shall assume awards outstanding under the 2007 Plan or shall substitute similar awards for those outstanding under the 2007 Plan, with appropriate adjustment of the number and kind of shares and the prices of such awards; or
- may make adjustments (i) in the number and type of shares of common stock (or other securities or property) subject to outstanding awards or in the number and type of shares of restricted stock or deferred stock or (ii) to the terms and conditions of (including the grant or exercise price) and the criteria included in, outstanding rights, options, and awards or future rights, options, and awards.

Effect of a Change in Control

In the event of a change in control of Omnicom, an award will become fully exercisable and all forfeiture restrictions on such award shall lapse, unless any surviving or acquiring entity substitutes an equivalent award or assumes the participant's outstanding award.

Amendment and Termination

The Committee, subject to approval of the Board, may terminate, amend, or modify the 2007 Plan at any time; provided, however, that shareholder approval will be obtained (i) for any amendment to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, (ii) to increase the number of shares of common stock available under the 2007 Plan, (iii) to reduce the per share exercise price of an award, and (iv) except as permitted by the adjustment provision described above, to grant an award or cash in exchange for the cancellation or surrender of an option or a stock appreciation right. In addition, currently, shareholder approval is required for any amendment to the 2007 Plan that would permit the granting of options (i) with an exercise price that is below fair market value on the date of grant or (ii) with a term that is more than ten years from the date of grant. The Amendment would extend this shareholder approval requirement to similar amendments relating to stock appreciation rights.

In no event may an award be granted pursuant to the 2007 Plan on or after the tenth anniversary of the Effective Date.

Federal Income Tax Consequences

Non-Qualified Stock Options

For federal income tax purposes, if participants are granted non-qualified stock options under the 2007 Plan, participants generally will not have taxable income on the grant of the option, nor will Omnicom be entitled to any deduction. Generally, on exercise of non-qualified stock options, participants will recognize ordinary income, and Omnicom will be entitled to a deduction, in an amount equal to the difference between the option exercise price and the fair market value of the common stock on the date of exercise. The basis that participants have in shares of common stock, for purposes of determining their gain or loss on subsequent disposition of such shares of common stock generally, will be the fair market value of the shares of common stock on the date the participants exercise their options. Any subsequent gain or loss will be generally taxable as capital gains or losses.

Incentive Stock Options

There is no taxable income to participants when participants are granted an incentive stock option or when that option is exercised. However, the amount by which the fair market value of the shares of common stock at the time of exercise exceeds the option price will be an "item of adjustment" for participants for purposes of the alternative minimum tax. Gain realized by participants on the sale of an incentive stock option is taxable at capital gains rates, and no tax deduction is available to Omnicom, unless participants dispose of the shares of common stock within (i) two years after the date of grant of the option or (ii) within one year of the date the shares of common stock were transferred to the participant. If the shares of common stock are sold or otherwise disposed of before the end of the one-year and two-year periods specified above, the difference between the option exercise price and the fair market value of the shares of common stock on the date of the option's exercise (or the date of sale, if less) will be taxed at ordinary income rates, and Omnicom will be entitled to a deduction to the extent that participants must recognize ordinary income. If such a sale or disposition takes place in the year in which participants exercise their options, the income such participants recognize upon sale or disposition of the shares of common stock will not be considered income for alternative minimum tax purposes.

Incentive stock options exercised more than three months after a participant terminates employment, other than by reason of death or disability, will be taxed as a non-qualified stock option, and the participant will have been deemed to have received income on the exercise taxable at ordinary income rates. Omnicom will be entitled to a tax deduction equal to the ordinary income, if any, realized by the participant.

The current federal income tax consequences of other awards authorized under the 2007 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as nonqualified stock options; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); stock-based performance awards, dividend equivalents and other types of awards are generally subject to tax at the time of payment. Compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, Omnicom will generally have a corresponding deduction at the time the participant recognizes income, subject to Section 162(m) of the Code with respect to "covered employees" (as defined in Section 162(m) of the Code).

Plan Benefits

No awards will be granted pursuant to the 2007 Plan in excess of the number of shares originally authorized for issuance thereunder unless and until the Amendment is approved by Omnicom's shareholders. In addition, awards under the 2007 Plan are subject to the discretion of the Committee. The table below shows as to our named executive officers and the various indicated groups, the number of shares of common stock subject to awards granted under the 2007 Plan that were outstanding as of the record date:

Name and Position	Number of Shares Subject to Stock Option and SAR Awards	Number of Shares Subject to Restricted Stock Awards	Number of Shares Subject to Restricted Stock Unit Awards
John Wren	1,500,000	0	0
Randall Weisenburger	750,000	0	0
Thomas Harrison	750,000	0	15,836
Andrew Robertson	750,000	0	12,636
Daryl Simm	750,000	3,200	21,481
All directors who are not employees (10 persons) (1)	0	0	0
All current executive officers as a group (11 persons)	6,575,000	7,200	97,543
All employees who are not executive officers (505 persons)	17,856,508	1,563,336	337,742

All future grants under the 2007 Plan are within the discretion of the Committee, except that, in accordance with our 2007 Plan and our Director Compensation and Deferred Stock Program adopted by our Board on December 4, 2008, non-employee directors automatically receive fully-vested common stock each fiscal quarter in a dollar amount equal to $25,000 for their service on our board of directors. In addition, Messrs. Henning and Murphy and Mrs. Johnson Rice have elected to take all or a portion of their cash compensation in the form of common stock. The table below shows, as to each of our outside directors, the number of shares of fully-vested common stock that would be received or allocated to each such director during 2010, assuming a per share value of our common stock of $39.24, which was the closing price of our common stock on the record date.

Name of Outside Director	Number of Shares of Common Stock
Alan R. Batkin	2,548.42
Robert Charles Clark	2,548.42
Leonard S. Coleman, Jr.	2,548.42
Errol M. Cook	2,548.42
Susan S. Denison	2,548.42
Michael A. Henning	4,077.47
John R. Murphy	3,312.95
John R. Purcell	2,548.42
Linda Johnson Rice	3,160.04
Gary L. Roubos	2,548.42

Burn Rate

In order to address potential shareholder concerns regarding the number of stock awards we intend to grant in a given year, it is the intention of the Compensation Committee that, for the next three fiscal years, beginning January 1, 2010 the "burn rate" under the Amended and Restated 2007 Incentive Award Plan shall not exceed 2.765% per year on average. For these purposes, "burn rate" is defined as the number of shares of stock awards granted in a fiscal year (calculated as described in the following sentence), divided by the weighted average common shares outstanding for that fiscal year. For purposes of calculating the number of shares granted in a fiscal year, each share subject to a stock award other than an option or stock appreciation right will count as equivalent to 2.5 shares.

Adoption of the Amended and Restated 2007 Plan requires approval by holders of a majority of the outstanding shares of Omnicom stock who are present, or represented, and entitled to vote thereon, at the 2010 Annual Meeting.

The Board UNANIMOUSLY recommends a vote FOR the approval of the Amended and Restated 2007 Incentive Award Plan.

Adoption of the Amended and Restated 2007 Plan requires approval by holders of a majority of the outstanding shares of Omnicom stock who are present, or represented, and entitled to vote thereon, at the 2010 Annual Meeting.

Item 4 — Approval of By-law Amendments to Implement Majority Voting in Uncontested Director Elections

The Board recommends that shareholders approve our proposal to amend the By-laws to require: (1) that in uncontested director elections, directors will be elected by a majority of the votes cast; (2) each incumbent director shall offer to submit his or her irrevocable resignation in the event that he or she does not receive a majority of votes cast; and (3) the Board to consider whether to accept or reject the resignation of an incumbent director who does not receive a majority of the votes cast within 90 days from the date of certification of election results and to publicly disclose its decision. The Board recommends a vote "for" this proposal because it would give shareholders a more meaningful role in electing directors and improve directors' accountability to shareholders.

Current Standard

New York law provides that, unless otherwise specified in a company's certificate of incorporation or By-laws, directors are elected by a plurality of the votes cast. The Company's By-laws currently adopt this standard.

Summary of Proposed Amendment

This proposal would amend Article I, Section 8 of the By-laws to require that in uncontested director elections, directors will be elected by a majority vote. In contested elections, those where the number of nominees for director exceeds the number of directors to be elected, a plurality of the votes standard will continue to apply. Under this amendment, a majority of votes cast means that the number of votes cast "for" a director's election exceeds the number of votes cast "against" such nominee. For this purpose, abstentions and broker non-votes will not count as a vote cast.

If an incumbent nominee does not receive a majority of the votes cast in a non-contested election, that director shall promptly offer to tender his or her resignation to the Board. The Governance Committee of the Board will consider whether to accept the director's resignation and make a recommendation to the Board. The Board will then consider the resignation, and within 90 days after the date of certification of the election results, the Board shall publicly disclose its decision and the reasons for its decision. The director whose resignation is under consideration may not participate in any deliberation regarding his or her resignation unless none of the directors received a majority of the votes cast. If the Board accepts a director's resignation, the Board may elect a replacement in accordance with the By-laws.

Approval of this amendment requires an affirmative vote from the holders of two-thirds of the outstanding shares entitled to vote. If approved, the amendment to our By-laws would be effective immediately. The new majority voting standard would then be applicable to the election of directors at the 2011 Annual Meeting of Shareholders.

Reasons for Recommendation

The Governance Committee and the Board have considered the issue of director elections and determined that it is in the best interest of the Company and its shareholders to implement a majority voting standard. The Board is committed to strong corporate governance and to ensuring that shareholders are afforded a meaningful role in the election of directors. A majority voting standard affords shareholders a greater voice in the election of our directors. The Board believes this will increase each director's accountability to our shareholders. For these reasons, the Board recommends a vote "for" this proposal.

The Board UNANIMOUSLY recommends a vote FOR the approval of the amendments to the Company's By-laws to Implement Majority Voting in Uncontested Director Elections.

In accordance with our Certificate of Incorporation, approval of this proposal requires the affirmative vote of holders of two-thirds in voting power of the outstanding shares of Omnicom's stock.

Item 5 — Shareholder Proposal Regarding Reimbursement of Expenses Incurred by a Shareholder in a Contested Election of Directors

Representatives of the AFSCME Employees Pension Plan ("AFSCME"), 1625 L Street, NW, Washington, DC 20036, have advised that AFSCME is the beneficial owner of 34,880 shares of Omnicom common stock and that AFSCME intends to introduce a proposal for the consideration of shareholders at the 2010 Annual Meeting, the text of which reads as follows.

Reimbursement of Expenses

RESOLVED: that shareholders of Omnicom Group Inc. request that the Board of Directors (the "Board") take the steps (excluding such steps as must be taken by shareholders) necessary to implement the following:

> "The board of directors shall, consistent with its fiduciary duties, cause the corporation to reimburse a shareholder or group of shareholders (together, the "Nominator") for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election

of directors to the corporation's board of directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the directors to be elected is contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's board of directors, (c) shareholders are not permitted to cumulate their votes for directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election.

Supporting Statement

In our opinion, the power of shareholders to elect directors is the most important mechanism for ensuring that corporations are managed in shareholders' interests. Some corporate law scholars posit that this power is supposed to act as a safety valve that justifies giving the board substantial discretion to manage the corporation's business and affairs.

The safety valve is ineffective, however, unless there is a meaningful threat of director replacement. We do not believe such a threat currently exists at most U.S. public companies. Harvard Law School professor Lucian Bebchuk has estimated that there were only about 80 contested elections at U.S public companies from 1996 through 2002 that did not seek to change control of the corporation.

The unavailability of reimbursement for director election campaign expenses for so-called "short slates" — slates of director candidates that would not comprise a majority of the board, if elected — contributes to the scarcity of such contests. (Because the board approves payment of such expenses, as a practical matter they are reimbursed only when a majority of directors have been elected in a contest.) The proposed change would provide reimbursement for reasonable expenses incurred in successful short slate efforts — but not contests aimed at changing control by ousting a majority or more of the board — with success defined as the election of at least one member of the short slate.

The change would also cap reimbursable expenses at the amount expended by the company on the contested election. We believe that the amount spent by a dissident shareholder or group will rarely exceed the amount spent by the company, but the cap ensures that the availability of reimbursement does not create an incentive for wasteful spending.

We urge shareholders to vote FOR this proposal.

The Board's Statement in Opposition

The Board of Directors has considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our shareholders. Accordingly, the Board **UNANIMOUSLY** recommends a vote **AGAINST** this proposal for the following reasons.

The proposal promotes special interests over the shareholders' interests.

The Board and its Governance Committee are charged with choosing director nominees who represent the interests of all shareholders. They are bound by their fiduciary duty to the shareholders to nominate director candidates who will serve all of our shareholders and pursue the Company's best interests. In contrast, individual shareholders are not bound by such duties. Individual shareholders may pursue their own personal interests and are free to nominate director candidates without regard to whether those candidates are committed to the long-term best interests of other shareholders. To impose upon the Company the obligation to pay for the campaigns of opposition candidates, regardless of their fitness or suitability, would not represent good governance and would do little to further the Company's business strategies.

In addition, the Board disagrees with the premise that proxy contests designed to elect representatives of particular constituencies are a good thing for the Company, its shareholders, employees and other stakeholders. To the contrary, proxy contests of this type can lead to a balkanized, dysfunctional board of directors whose competing factions make it difficult for a board to pursue its duties to the shareholders. The Board believes that the best results for shareholders are obtained when directors act together constructively and collegially to create shareholder value.

The proposal promotes increased election costs for all shareholders.

The Board already has the discretion to reimburse nominees for expenses incurred to forward proxy materials to shareholders. The proposal would make the reimbursement mandatory under certain conditions and would require that all shareholders of the Company bear the costs incurred by any individual shareholder who is able to elect candidates of its own choosing to the Board. The propriety or amount of the reimbursement would no longer be reviewed by the Board. The likely result of such a proposal would be to encourage contested elections, resulting in increased costs to the Company and its shareholders and increased distraction of management from the Company's ordinary business. The current policy of reimbursement at the discretion of the Board more effectively ensures that Company resources are expended only when it is in the best interests of all shareholders to do so.

The proposal is not necessary for shareholder participation in director nominations.

Currently, shareholders may already participate actively in the election of directors. Under the Securities and Exchange Commission's rules permitting proxy material to be furnished over the Internet, shareholders are able to nominate competing directors without the necessity of incurring the high printing and mailing costs previously required in such a contest. This, in conjunction with the discretionary reimbursement for expenses by the Board when it is determined to be in the best interests of the Company, ensures that economics are not a barrier to shareholder participation in director nominations.

In addition, shareholders have the opportunity to recommend director candidates directly to the Board through its Governance Committee. Any candidate who is found to have appropriate qualifications could then be nominated by the Board itself. Thus, under the current system, shareholders already are able to participate in the director nomination process, while still ensuring that any potential nominee is committed to the long-term best interests of the Company, rather than the interests of a small number of shareholders.

For these reasons, the Board of Directors UNANIMOUSLY urges shareholders to vote AGAINST the AFSCME Pension Plan's proposal regarding the reimbursement of proxy expenses.

Item 6 — Shareholder Proposal Regarding Death Benefit Payments

Representatives of the Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"), 275 Seventh Avenue, New York, NY 10001, have advised that the Fund is the beneficial owner of 71,969 shares of Omnicom common stock and that the Fund intends to introduce a proposal for the consideration of shareholders at the 2010 Annual Meeting, the text of which reads as follows

> "RESOLVED: The shareholders of Omnicom Group Inc. (the "Company") hereby request the board of directors to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that could oblige the Company to make payments, grants or awards following the death of a senior executive in the form of unearned salary or bonuses; accelerated vesting or the continuation in force of unvested equity grants; awards of ungranted equity; perquisites; and other payments or awards made in lieu of compensation. This policy would not apply to payments, grants or awards of the sort that are offered to other Company employees. As used herein, "future agreements" include modifications, amendments or extensions of existing agreements."

Supporting Statement

As shareholders, we support a compensation philosophy that provides sufficient remuneration to motivate and retain talented executives and that ties their pay to the Company's long-term performance. We believe that such a "pay for performance" approach can help align the interests of executives with those of shareholders.

In our view, "golden coffin" arrangements, which can require a company to make significant payments or awards after an executive's death, are inconsistent with that approach. Senior executives should have ample opportunities while they are alive to contribute to a pension fund, purchase life insurance or engage in other estate planning strategies suitable to their needs. We see no reason to saddle shareholders with payments or awards in return for no services.

The problem is well illustrated at Omnicom, which in 2006 adopted its so-called "SERCR Plan" for four senior executives, who can receive up to $1.25 million annually for 15 years after leaving the Company. These payments can occur even after death if certain criteria are met. In addition, the estates of these executives would receive incentive awards plus accelerated vesting of equity awards. According to Omnicom's April 2009 proxy, the value of these death benefits for Mr. Wren, the CEO, could exceed $25 million.

Last year the proxy advisor RiskMetrics Group ("RMG") advised withholding votes from the Compensation Committee members, citing "an unusually long period of annual benefits following an executive's termination" and "full payouts for a beneficiary in the event that the executive passes away." RMG expressed "concerns that the SERCR Plan may run counter to a pay-for-performance philosophy and run contrary to best interests of shareholders."

Omnicom told RMG that the SERCR Plan seeks to assure that executives do not compete with the Company after termination. We fail to see how that rationale could support an award of death benefits.

Omnicom recently pared back benefits to executives who are terminated for cause, but we believe that more is needed. We thus propose a shareholder approval requirement, which may induce restraint when the board contemplates paying death benefits to senior executives. This proposal would not require prior shareholder approval of an employment contract paying death benefits, but would provide flexibility to seek approval after material terms of an agreement are agreed upon.

We urge shareholders to vote FOR this proposal.

The Board's Statement in Opposition

The Board of Directors **UNANIMOUSLY** recommends a vote **AGAINST** this proposal because the Board believes it would impede the Company's ability to attract and retain top talent, discourage our senior executives from focusing on the long-term results of the Company and undermine the effectiveness of our Compensation Committee.

The Board believes this proposal would limit the Company's ability to attract and retain top talent.

Omnicom's success is highly dependent on cultivating and retaining top executive talent: individuals who are familiar with our overall business strategy and who are uniquely capable of implementing the Company's business initiatives. Omnicom's business model was built and revolves around its clients, and their specific requirements are the central focus in how we structure our business offerings and allocate our resources. Experienced leadership and market knowledge are fundamental to our ability to effectively service our clients and win new business. Our organizational philosophy, and our ability to execute on it, is what differentiates us from our competition. We value longstanding service to the Company because we believe that our investors benefit from talented managers who are intimately familiar with our clients and business strategy and who have forged close relationships with their clients.

Industry competition for executive talent—including successful efforts by our competitors to lure top talent from the Company—is well documented and often results in the loss of key clients as well. In our highly competitive executive employment market, the Company must be able to offer creative and attractive compensation packages. Restricting the types of compensation that the Company can offer will place the Company at a disadvantage when we compete in the marketplace for creative talent.

Under this proposal, shareholders would be required to approve the extension of any benefits payable after the death of a senior executive. Thus, the Company may need to wait up to twelve months after beginning discussions with a potential executive to offer a final compensation package including these benefits. We believe this would impede us in our efforts to attract, recruit and retain senior talent. The Company would be unable to offer a compensation benefit that our competitors can offer, which could easily be the deciding factor for an executive choosing between one of our agencies and a competitor, since such benefits are common in our industry. We believe it is imperative that the Company have the flexibility to provide compensation packages that meet the demands of our industry and allow us to compete effectively.

The proposal discourages the benefits that ensure senior officers are committed to the long-term success of the Company.

To maximize the incentive value of long-term benefits, employees must know that payments will not be lost upon their death but will continue for their beneficiaries. Such long-term benefits are a strong incentive for long-term performance. We believe they increase retention, encourage life-long dedication to the Company and discourage short-term risk-taking. As the recent economic crisis demonstrates, an executive compensation program weighted toward short-term incentives may encourage executives to take excessive risks, rather than focusing on long-term value creation for stockholders. Providing benefits payable upon the death of an executive is the ultimate form of long-term incentive, discouraging both short-term risk-taking and maximizing incentives for long-term performance and retention throughout the executives' careers with the Company. We oppose this proposal because it restricts the Company from offering benefits that instill lifetime loyalty in employees and maximize the long-term success of the Company.

The independent, non-management directors of the Compensation Committee already ensure that compensation packages serve the best interest of our shareholders and the Company.

The members of our independent Compensation Committee have a fiduciary duty to our shareholders in structuring our executive compensation programs. To do its job well, our Compensation Committee requires the flexibility to determine, after careful consideration of all relevant factors and circumstances, which compensation packages serve the best interests of the Company and its shareholders. The Compensation Committee has determined, based on the reasons described above, that benefits payable after an employee's death can, in appropriate circumstances, be essential to recruiting and retaining the top talent that drives our long-term success. This proposal would limit the Compensation Committee's ability to structure our compensation programs by subjecting these benefits to a cumbersome shareholder approval process. By preventing the Compensation Committee from having the flexibility to use these long-term incentives, the proposal limits how the Compensation Committee can attract and retain top talent. The members of our Compensation Committee have a deep understanding of our industry and our people and how to best incentivize them and should be empowered to continue to make decisions that are in the best interests of our shareholders without being constrained by this proposal.

For these reasons, the Board of Directors UNANIMOUSLY urges shareholders to vote AGAINST the Amalgamated Bank proposal regarding the payment of compensation or awards following the death of a senior executive.

Item 7 — Shareholder Proposal Regarding Supermajority Vote Provisions

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, has advised that he is the beneficial owner of no less than 150 shares of Omnicom common stock and that he intends to introduce a proposal for the consideration of shareholders at the 2010 Annual Meeting, the text of which reads as follows

> "RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws. This includes each 67% supermajority provision in our charter and bylaws."

Supporting Statement

Currently a 1%-minority can frustrate a 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes.

This proposal topic won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merits of this Simple Majority Vote proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," "High Concern" for our directors and "Moderate Concern" for executive pay. There was no stock ownership requirement for our executives and 10X base salary was appropriate. For annual performance-based pay awards our company did not use certain routine quantifiable metrics and used subjective determinants.

Bonuses to named executive officers were entirely at the discretion of the executive pay committee. Our company used a mix of restricted stock and stock options, which were granted at the discretion of the executive pay committee. This was illustrated by the $41 million in total realized pay received by our CEO John Wren in two years and was bolstered by almost $30 million in value realized on his exercising options.

Our directors Susan Denison, John Murphy, Leonard Coleman, John Wren, Bruce Crawford, John Purcell and Gary Roubos had 12 to 23-years long-tenure — independence concern. Such long-tenured directors were assigned to 7 of 16 seats on our most important board committees. Plus the executive pay and nomination committees were chaired by directors with 23-years tenure: John Purcell and Gary Roubos. Three directors were age 75 to 80 — succession-planning concern. Our board was the only significant directorship for six of our directors. This could indicate a lack of current transferable director experience for half of our board.

We also had no shareholder right to call a special meeting, act by written consent, cumulative voting, an independent board chairman or a lead director. One yes-vote from our 310 million shares is enough to elect each of our directors. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

The Board's Statement in Opposition

The Board of Directors has considered this proposal and concluded that adopting a simple majority vote in all cases is not in the best interests of our shareholders and **UNANIMOUSLY** recommends a vote **AGAINST** this proposal for the following reasons.

The supermajority vote standard was approved by the shareholders and exists to protect the shareholders.

Our shareholders approved the supermajority provisions of our Certificate of Incorporation in 1988. Although a majority vote standard governs most matters, our Certificate of Incorporation and By-Laws contain a limited number of provisions that, for certain actions require the approval of the holders of two-thirds of all outstanding shares. These supermajority requirements apply to extraordinary corporate actions, including the removal of a director, a change in the number of directors and amendments to the Certificate of Incorporation or the By-Laws. These are common provisions in the governing documents of many publicly traded companies and are designed to ensure that significant corporate actions are taken only when there is a clear consensus of a substantial majority of shareholders in favor of such action.

These provisions were adopted in a climate when corporate raiders frequently sought to purchase companies at prices far below the value that could have been obtained for shareholders in a structured or competitive bidding process. Supermajority vote provisions are designed to protect the Company and its shareholders by encouraging potential acquirers to negotiate directly with the Board of Directors. In that circumstance, the directors are bound by their fiduciary duty to seek the best value for all shareholders and to ensure that a fair price is paid.

Adoption of the proposal would allow a minority of shareholders to take extraordinary actions.

Under the standard proposed, where only a "majority of the votes cast for and against" is required, as little as 25.1% of outstanding voting power could amend the Certificate of Incorporation or By-laws and significantly alter the governance of the Company. For example, if only 50.1% of the shares outstanding are present at a meeting of shareholders, under the standard proposed, only 25.1% of outstanding voting power would be required for a proposal to carry. In that event, a minority of shareholders could adopt major changes, such as restricting the powers of the Board or a Board committee, changing quorum and voting requirements, eliminating particular officer positions and approving corporate changes that may favor a particular shareholder group to the detriment of others. Our Board believes that more rigorous voting requirements are necessary and appropriate for these and other extraordinary changes that could have such far-reaching effects on the shareholders and our Company.

A supermajority standard is possible to satisfy.

Mr. Chevedden's claim that "our supermajority vote requirements can be almost impossible to obtain" is directly contrary to our own experience. In 2003, more than two-thirds of all outstanding shares voted to amend the Certificate of Incorporation to declassify our Board of Directors so that all of our directors would be members of a single class. In 1988, more than two-thirds of shareholders voted in favor of instituting the supermajority provisions at issue in this proposal. As the Company's own experience demonstrates, a supermajority of shareholders can be obtained in appropriate circumstances where the shareholders agree that a proposal is in their best interests.

For these reasons, the Board of Directors UNANIMOUSLY urges shareholders to vote AGAINST Mr. Chevedden's proposal regarding supermajority vote provisions.

INFORMATION ABOUT VOTING AND THE MEETING

Quorum; Required Vote; Effect of an Abstention and Broker Non-Votes

More than 50% of the shares entitled to vote will constitute a quorum for the transaction of business at the 2010 Annual Meeting. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum exists. Broker non-votes are proxies returned by brokers or other nominees who do not vote on a particular item because they did not receive instruction from the beneficial owner and were not permitted to exercise discretionary voting authority. If a quorum is not present, the shareholders who are present or represented may adjourn the meeting until a quorum exists. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice need be given. We will, however, publish a press release if the meeting is adjourned to another date. An adjournment will have no effect on business that may have already been conducted at the meeting.

In order to obtain approval of the election of any nominee as a director, assuming a quorum exists, a plurality vote is required. In order to ratify the appointment of KPMG LLP as our independent auditors, assuming a quorum exists, the affirmative vote of the holders of a majority of the shares represented at the meeting and actually voted is required. Approval of the shareholder proposals requires, assuming a quorum exists, the affirmative vote of the holders of a majority of the shares represented at the meeting and actually voted. Abstentions, broker non-votes and withheld votes will not be considered as votes cast in favor or against these proposals. As a result and except as provided below, abstentions, broker non-votes and, in the case of election of directors, withheld votes, will have no effect on the matters brought to a vote at the meeting.

Approval of the amendment of the 2007 Plan to authorize additional shares for issuance requires the affirmative vote of the holders of a majority of the shares voting on such proposal, provided the total votes cast on the proposal represent more than 50% of the outstanding shares entitled to vote on the proposal. Votes "for," "against," and abstentions are counted as votes cast, while broker non-votes do not count as votes cast but count as outstanding shares. Thus, approval of the 2007 Plan amendment requires that the total sum of votes cast are more than 50% of the outstanding shares. Further, the number of votes for the 2007 Plan amendment must be greater than 50% of the votes cast. Thus, abstentions have the same effect as a vote against the proposal, and broker non-votes could impair our ability to satisfy the requirement that the votes cast are more than 50% of the outstanding shares.

In accordance with our Certificate of Incorporation, approval of the amendment to our By-laws to implement majority voting in uncontested director elections requires the affirmative vote of holders of two-thirds in voting power of the outstanding shares of Omnicom's stock. Votes "for," "against," and abstentions are counted as votes cast, while broker non-votes do not count as votes cast but count as outstanding shares. Thus, abstentions and broker non-votes could impair our ability to satisfy the requirement that the amendment be approved by the affirmative vote of holders of two-thirds in voting power of the outstanding shares of Omnicom's stock.

Voting

You can vote your shares by proxy card, through the Internet, by telephone or in person. We have adopted the Internet and telephone voting procedures to authenticate shareholders' identities, to allow shareholders to provide their voting instructions and to confirm that their instructions have been recorded properly. By submitting your proxy through the Internet, by telephone or by using the proxy card, you will authorize two of our officers or their designees to represent you and vote your shares at the meeting in accordance with your instructions or, if no instructions are given, FOR the election of all nominees for director, FOR the ratification of the appointment of KPMG LLP as our independent auditors, FOR the proposed amendment to the 2007 Plan, FOR the amendments to our By-laws to implement majority voting in uncontested director elections, AGAINST the shareholder proposal regarding reimbursement of expenses incurred by a shareholder in a contested election of directors, AGAINST the shareholder proposal regarding death benefit payments, and AGAINST the shareholder proposal regarding supermajority vote provisions. They may also vote your shares to adjourn the meeting and will be authorized to vote your shares at any adjournments or postponements of the meeting.

Fidelity Management Trust Company, as trustee under our retirement savings plan, and Computershare Trust Company, Inc., as administrator of our ESPP, will vote common stock held in the plans as indicated by participants in whose accounts the shares are held, whether or not vested, on their proxies. Please note that your shares held in either plan will be voted as you instruct if your proxy card, telephone or Internet voting instructions are received on or before 11:59 p.m. Eastern Daylight Time on Thursday, May 20, 2010. In accordance with the terms of the retirement savings plan, Fidelity Management Trust Company will vote all shares for which it does not receive voting instructions by the deadline provided above in the same proportion on each issue as it votes the shares for which it does receive instructions. In accordance with the terms of the ESPP, Computershare Trust Company, Inc. will not vote shares for which it does not receive voting instructions by the deadline provided above.

Voting by Street Name Holders

If you are the beneficial owner of shares held in "street name" by a broker, bank or other nominee, the broker, bank or other nominee, as the record holder of the shares, is required to vote those shares according to your instructions. Your broker, bank or other nominee should have sent you a voting instruction card for you to use in directing it on how to vote your shares.

Under existing rules, if your broker holds your shares in its name and you have not given voting instructions, your broker nonetheless has the discretion to authorize the designated proxies to act, except on certain matters. As such, they could vote in respect of the ratification of the appointment of KPMG LLP as our independent auditors, but not on the election of directors, the amendment of the 2007 Plan to authorize additional shares for issuance, the amendment to the By-laws and the shareholder proposals.

"Default" Voting

If you submit a proxy but do not indicate any voting instructions, your shares will be voted FOR the election of all nominees for director, FOR the ratification of the appointment of KPMG LLP, FOR the proposed amendment to the 2007 Plan, FOR the amendments to our By-laws to implement majority voting in uncontested director elections, AGAINST the shareholder proposal regarding reimbursement of expenses incurred by a shareholder in a contested election of directors, AGAINST the shareholder proposal regarding death benefit payments, and AGAINST the shareholder proposal regarding supermajority vote provisions. If any other business properly comes before the shareholders for a vote at the meeting, your shares will be voted according to the discretion of the holders of the proxy.

Right to Revoke

If you submit your proxy, you may change your voting instructions at any time prior to the vote at the 2010 Annual Meeting. For shares held directly in your name, you may change your vote by granting a new proxy, through the Internet, by telephone or in writing, which bears a later date (thereby automatically revoking the earlier proxy) or by attending the 2010 Annual Meeting and voting in person. For shares beneficially owned by you, but held in "street name" by a broker, bank or other nominee, please refer to the information forwarded to you by your broker, bank or other nominee for instructions on revoking or changing your proxy.

Tabulation of Votes

Wells Fargo Bank, N.A. will act as inspectors at the 2010 Annual Meeting. They will determine the presence of a quorum and will tabulate and certify the votes.

ADDITIONAL INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than 10% of our common stock, to file reports of ownership and changes in ownership of our common stock with the SEC. Purchases and sales of our common stock by such persons are published on our website at http://www.omnicomgroup.com.

Based solely upon a review of the copies of such reports filed with the SEC, and on written representations from our reporting persons, we believe that all Section 16(a) filing requirements applicable to our executive officers, directors and persons who own more than 10% of our common stock were complied with during 2009.

Transactions with Related Persons

We review all relationships and transactions between Omnicom or its subsidiaries and related persons to determine whether such persons have a direct or indirect material interest. Related persons include any director, nominee for director, officer or their immediate family members. Although we do not have a written policy governing such transactions, Omnicom's legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the company or a related person has a direct or indirect material interest in the transaction. As part of this process, and pursuant to our Audit Committee's charter, the Audit Committee reviews our policies and procedures with respect to related person transactions. These policies and procedures have been communicated to, and are periodically reviewed with, our directors and executive officers, and the Audit Committee documents in its minutes any actions that it takes with respect to such matters. Under SEC rules, transactions that are determined to be directly or indirectly material to Omnicom, its subsidiaries or a related person are required to be disclosed in Omnicom's Proxy Statement. In the course of reviewing a related party transaction, Omnicom considers (a) the nature of the related person's interest in the transaction, (b) the material terms of the transaction, (c) the importance of the transaction to the related person and Omnicom or its subsidiaries, (d) whether the transaction would impair the judgment of a director or officer to act in the best interest of Omnicom, and (e) any other matters deemed appropriate.

Based on the information available to us and provided to us by our directors and officers, we do not believe that there were any such material transactions in effect since January 1, 2009, or any such material transactions proposed to be entered into during 2010.

Expense of Solicitation

We will bear all costs of this proxy solicitation. Proxies may be solicited by mail, in person, by telephone or by facsimile or electronic transmission by our officers, directors, and regular employees. We may reimburse brokerage firms, banks, custodians, nominees and fiduciaries for their expenses to forward proxy materials to beneficial owners. We have retained D.F. King & Co., Inc. to assist in the solicitation of proxies. For these services, we will pay D.F. King & Co. a fee of approximately $9,500 and reimburse it for certain out-of-pocket disbursements and expenses.

Incorporation by Reference

To the extent that this Proxy Statement is incorporated by reference into any other filing by Omnicom under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this Proxy Statement entitled "Executive Compensation: Compensation Committee Report," "Audit Related Matters: Audit Committee Report" (to the extent permitted by the rules of the SEC) will not be deemed incorporated, unless specifically provided otherwise in such filing.

Availability of Certain Documents

This Proxy Statement and our 2009 Annual Report to Shareholders are available, beginning April 15, 2010, at our website at http://www.omnicomgroup.com. You may also access our Proxy Statement and our 2009 Annual Report at https://materials.proxyvote.com/681919. You also may obtain a copy of this document, our 2009 Annual Report, our Corporate Governance Guidelines, our Code of Conduct, our Code of Ethics for Senior Financial Officers and the charters for our Audit, Compensation, Governance, Finance, Executive and Qualified Legal Compliance Committees, without charge, by writing to: Omnicom Group Inc., 437 Madison Avenue, New York, New York 10022, Attn: Corporate Secretary. All of these documents also are available after being approved by the Board through our website at http://www.omnicomgroup.com. Please note that the information contained on our website is not incorporated by reference in, or considered to be part of, this Proxy Statement.

Delivery of Documents to Shareholders Sharing an Address

If you are the beneficial owner of shares of our common stock held in "street name" by a broker, bank or other nominee, your broker, bank or other nominee may only deliver one copy of this Proxy Statement and our 2009 Annual Report to multiple shareholders who share an address unless that broker, bank or other nominee has received contrary instructions from one or more of the shareholders at a shared address. We will deliver promptly, upon written or oral request, a separate copy of this Proxy Statement and our 2009 Annual Report to a shareholder at a shared address to which a single copy of the documents was delivered. A shareholder who wishes to receive a separate copy of the Proxy Statement and Annual Report, now or in the future, should submit this request by writing to: Omnicom Group Inc., 437 Madison Avenue, New York, New York 10022, Attn: Corporate Secretary or calling our Corporate Secretary at (212) 415-3600. Beneficial owners sharing an address who are receiving multiple copies of Proxy Statements and Annual Reports and who wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future.

SHAREHOLDER PROPOSALS FOR THE 2011 ANNUAL MEETING

Any shareholder who wishes to present a proposal for inclusion in next year's Proxy Statement and form of proxy must deliver the proposal to our principal executive offices no later than the close of business on December 11, 2010. Proposals should be addressed to: Omnicom Group Inc., 437 Madison Avenue, New York, New York 10022, Attn: Corporate Secretary.

Our By-laws require that written notice of the proposal be provided to our Corporate Secretary no less than 60 days prior to the date set for the meeting, which was March 26, 2010 for the 2010 Annual Meeting. In order for a nomination for director or proposal to be considered, the notice must include, as to each nominee (if applicable) and the submitting shareholder, the information as to such nominee and shareholder that would be required to be included in a proxy statement under the proxy rules of the SEC if such shareholder were to solicit proxies from all shareholders of Omnicom for the election of such nominee as a director or approval of such proposal and such solicitation were one to which Rules 14a-3 to 14a-12 under the Securities Exchange Act of 1934, as amended, apply. A copy of the applicable by-law provisions may be obtained, without charge, upon written request addressed to: Omnicom Group Inc., 437 Madison Avenue, New York, New York 10022, Attn: Corporate Secretary. As the rules of the SEC make clear, simply submitting a proposal does not guarantee its inclusion.

MICHAEL J. O'BRIEN
Secretary

New York, New York
April 15, 2010

Appendix A

OMNICOM GROUP INC.

AMENDED AND RESTATED 2007 INCENTIVE AWARD PLAN

ARTICLE 1.

PURPOSE

The purpose of the Omnicom Group Inc. 2007 Incentive Award Plan (as amended from time to time, the "Plan") is to promote the success and enhance the value of Omnicom Group Inc. (the "Company") by linking the personal interests of the members of the Board, Employees, and Consultants to those of Company stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

ARTICLE 2.

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1 "Amendment Effective Date" has the meaning set forth in Section 13.1.

2.2 "Award" means an Option, a Restricted Stock award, a Stock Appreciation Right award, a Performance Share award, a Performance Stock Unit award, a Dividend Equivalents award, a Stock Payment award, a Deferred Stock award, or a Restricted Stock Unit award granted to a Participant pursuant to the Plan.

2.3 "Award Agreement" means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.

2.4 "Board" means the Board of Directors of the Company.

2.5 "Change in Control" means and includes each of the following:

(a) A transaction or series of transactions (other than an offering of Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any "person" or related "group" of "persons" (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its subsidiaries, an employee benefit plan maintained by the Company or any of its subsidiaries or a "person" that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company's securities outstanding immediately after such acquisition; or

(b) During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in Section 2.5(a) or Section 2.5(c)) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company's assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i) Which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "Successor Entity")) directly or indirectly, at least a majority of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction, and

(ii) After which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; *provided, however*, that no person or group shall be treated for purposes of this Section 2.5(c)(ii) as beneficially owning 50% or more of combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or

(d) The Company's stockholders approve a liquidation or dissolution of the Company.

The Committee shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control of the Company has occurred pursuant to the above definition, and the date of the occurrence of such Change in Control and any incidental matters relating thereto.

2.6 "Code" means the Internal Revenue Code of 1986, as amended.

2.7 "Committee" means the committee of the Board described in Article 12.

2.8 "Company" has the meaning given in Article 1.

2.9 "Consultant" means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to the Company or any Subsidiary; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and (c) the consultant or adviser is a natural person.

2.10 "Covered Employee" means an Employee who is, or could be, a "covered employee" within the meaning of Section 162(m) of the Code.

2.11 "Deferred Stock" means a right to receive a specified number of shares of Stock during specified time periods pursuant to Section 8.5.

2.12 "Director" means a member of the Board, or as applicable, a member of the board of directors of a Subsidiary.

2.13 "Disability" means that the Participant qualifies to receive long-term disability payments under the Company's long-term disability insurance program, as it may be amended from time to time.

2.14 "Dividend Equivalents" means a right granted to a Participant pursuant to Section 8.3 to receive the equivalent value (in cash or Stock) of dividends paid on Stock.

2.15 "Effective Date" has the meaning set forth in Section 13.1.

2.16 "Eligible Individual" means any person who is an Employee, a Consultant or an Independent Director, as determined by the Committee.

2.17 "Employee" means any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company or any Subsidiary.

2.18 "Equity Restructuring" means a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, or recapitalization through a large, nonrecurring cash dividend, that affects the shares of Stock (or other securities of the Company) or the share price of Stock (or other securities) and causes a change in the per share value of the Stock underlying outstanding Awards.

2.19 "Exchange Act" means the Securities Exchange Act of 1934, as amended.

2.20 "Fair Market Value" means, as of any given date, (a) if Stock is traded on any established stock exchange, the closing price of a share of Stock as reported in the *Wall Street Journal* (or such other source as the Company may deem reliable for such purposes) for such date, or if no sale occurred on such date, the first trading date immediately prior to such date during which a sale occurred; or (b) if Stock is not traded on an exchange but is quoted on a national market or other quotation system, the last sales price on such date, or if no sales occurred on such date, then on the date immediately prior to such date on which sales prices are reported; or (c) if Stock is not publicly traded, the fair market value established by the Committee acting in good faith.

2.21 "Full Value Award" means a Restricted Stock award, a Performance Share award, a Performance Stock Unit award, a Stock Payment award, a Dividend Equivalents award, a Deferred Stock award, or a Restricted Stock Unit award.

2.22 "Incentive Stock Option" means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.23 "Independent Director" means a Director of the Company who is not an Employee.

2.24 "Non-Employee Director" means a Director of the Company who qualifies as a "Non-Employee Director" as defined in Rule 16b-3(b)(3) under the Exchange Act, or any successor rule.

2.25 "Non-Qualified Stock Option" means an Option that is not intended to be an Incentive Stock Option.

2.26 "Option" means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of shares of Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

2.27 "Participant" means any Eligible Individual who, as a Director, Consultant or Employee, has been granted an Award pursuant to the Plan.

2.28 "Performance Criteria" means the criteria that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period. The Performance Criteria that will be used to establish Performance Goals are limited to the following: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added, sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on stockholders' equity, return on assets, return on capital, stockholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share of Stock, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The Committee shall define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period for such Participant.

2.29 "Performance Goals" means, for a Performance Period, the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, network, business unit, or an individual. The Committee, in its discretion, may adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

2.30 "Performance Period" means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, an Award.

2.31 "Performance Share" means a right granted to a Participant pursuant to Section 8.1, to receive Stock, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.

2.32 "Performance Stock Unit" means a right granted to a Participant pursuant to Section 8.2, to receive Stock, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.

2.33 "Permitted Assignee" has the meaning set forth in Section 10.3.

2.34 "Plan" has the meaning set forth in Article 1.

2.35 "Prior Plans" means, collectively, the following plans of the Company: the Omnicom Group Inc. Equity Incentive Plan, the Omnicom Group Inc. Amended and Restated 1998 Incentive Compensation Plan and the Omnicom Group Inc. Director Equity Plan, in each case as such plan may be amended from time to time.

2.36 "Qualified Performance-Based Compensation" means any compensation that is intended to qualify as "qualified performance-based compensation" as described in Section 162(m)(4)(C) of the Code and which is subject to the terms and conditions set forth in Article 9.

2.37 "Restricted Stock" means Stock awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture.

2.38 "Restricted Stock Unit" means an Award granted pursuant to Section 8.6.

2.39 "Securities Act" means the Securities Act of 1933, as amended.

2.40 "Stock" means the common stock of the Company, par value $0.15 per share, and such other securities of the Company that may be substituted for Stock pursuant to Article 11.

2.41 "Stock Appreciation Right" or "SAR" means a right granted pursuant to Article 7 to receive a payment equal to the excess of the Fair Market Value of a specified number of shares of Stock on the date the SAR is exercised over the Fair Market Value on the date the SAR was granted as set forth in the applicable Award Agreement.

2.42 "Stock Payment" means a payment in the form of shares of Stock granted pursuant to Section 8.4 as part of any bonus, deferred compensation or other arrangement.

2.43 "Subsidiary" means any "subsidiary corporation" as defined in Section 424(f) of the Code and any applicable regulations promulgated thereunder or any other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company.

2.44 "Substitute Awards" means Awards granted or shares of Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combined.

2.45 "Successor Entity" has the meaning given in Section 2.5(c)(i).

ARTICLE 3.

SHARES SUBJECT TO THE PLAN

3.1 Number of Shares.

(a) Subject to Article 11 and Sections 3.1(b), (c) and (d), the maximum aggregate number of shares of Stock that may be issued or delivered with respect to Awards granted under the Plan after the Amendment Effective Date is seventeen million (17,000,000) shares of Stock, less one (1) share of Stock for every one (1) share of Stock that was subject to an option or stock appreciation right granted after December 31, 2009 from the Plan and two and one-half (2.5) shares of Stock for every one (1) share of Stock that was subject to an award other than an option or stock appreciation right granted after December 31, 2009 under the Plan. Any shares of Stock that are subject to Options or Stock Appreciation Rights granted from the Plan after the Amendment Effective Date shall be counted against this limit as one (1) share of Stock for every one (1) share of Stock granted. Any shares of Stock that are subject to Awards other than Options or Stock Appreciation Rights granted from the Plan shall be counted against this limit as two and one-half (2.5) shares of Stock for every one (1) share of Stock granted. After the Effective Date, no awards may be granted under any Prior Plan.

(b) As of December 31, 2009, there were twenty-seven million five hundred seventy-six thousand one hundred ninety-nine (27,576,199) shares of Stock subject to Awards outstanding under the Plan and sixteen million seven hundred twenty-eight thousand four hundred forty-five (16,728,445) shares of Stock subject to awards granted under the Prior Plans (which numbers reflect an adjustment made prior to the Amendment Effective Date, pursuant to Article 11 and similar provisions of the Prior Plans, as a result of a two for one stock split that occurred effective as of June 25, 2007). If following December 31, 2009 an award granted under a Prior Plan or an Award is forfeited (including a repurchase of an unvested Award upon a Participant's termination of employment at a price equal to the par value of the Stock subject to the Award) or expires, the shares of Stock subject to such Award or award under the Prior Plan shall, to the extent of such forfeiture or expiration, again be available for Awards under the Plan, subject to Section 3.1(d) below. Notwithstanding anything to the contrary contained herein, the following shares of Stock shall not be added to the shares of Stock authorized for grant under paragraph (a) of this Section: (i) shares of Stock tendered by the Participant or withheld by the Company in payment of the purchase price of an Option or an option granted under a Prior Plan, (ii) shares of Stock tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to an Award or an award granted under a Prior Plan, and (iii) shares of Stock subject to a Stock Appreciation Right (or a stock appreciation right from a Prior Plan) that are not issued in connection with the stock settlement of the Stock Appreciation Right (or a stock appreciation right from a Prior Plan) on exercise thereof. Notwithstanding the provisions of this Section 3.1(b), no shares of Stock may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

(c) Substitute Awards shall not reduce the shares of Stock authorized for grant under the Plan or authorized for grant to a Participant in any calendar year. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares of Stock authorized for grant under the Plan; *provided* that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees, Consultants or Directors prior to such acquisition or combination.

(d) Following December 31, 2009, any shares of Stock that again become available for grant pursuant to this Section 3 shall be added back as (i) one (1) share of Stock if such shares of Stock were subject to Options or Stock Appreciation Rights granted under the Plan or options or stock appreciation rights granted under the Prior Plans and (ii) as two and one-half (2.5) shares of Stock if such shares of Stock were subject to Awards other than Options or Stock Appreciation Rights granted under the Plan or awards other than options or stock appreciation rights granted under the Prior Plans.

(e) Notwithstanding anything to the contrary in this Section 3, or elsewhere in this Plan, but subject to adjustment pursuant to Article 11 of the Plan, the aggregate number of shares of Stock actually issued or transferred by the Company upon the exercise of Incentive Stock Options after December 31, 2009 shall not exceed 17,000,000 shares of Stock plus the number of shares of Stock that again become available for grant pursuant to Section 3.1(b).

3.2 <u>Stock Distributed</u>. Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

3.3 <u>Limitation on Number of Shares Subject to Awards</u>. Notwithstanding any provision in the Plan to the contrary, and subject to Article 11, the maximum number of shares of Stock with respect to one or more Awards that may be granted to any one Participant during any calendar year shall be 2,000,000 shares of Stock.

ARTICLE 4.

ELIGIBILITY AND PARTICIPATION

4.1 Eligibility. Each Eligible Individual shall be eligible to be granted one or more Awards pursuant to the Plan.

4.2 Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all Eligible Individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No Eligible Individual shall have any right to be granted an Award pursuant to this Plan.

4.3 Foreign Participants. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have Eligible Individuals, the Committee, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable (any such subplans and/or modifications shall be attached to this Plan as appendices); *provided, however*, that no such subplans and/or modifications shall increase the share limitations contained in Sections 3.1 and 3.3 of the Plan; and (v) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, any securities law or governing statute or any other applicable law.

ARTICLE 5.

STOCK OPTIONS

5.1 General. The Committee is authorized to grant Options to Eligible Individuals on the following terms and conditions:

(a) Exercise Price. The exercise price per share of Stock subject to an Option shall be determined by the Committee and set forth in the Award Agreement; *provided*, that, subject to Section 5.2(c), the exercise price for any Option shall not be less than 100% of the Fair Market Value of a share of Stock on the date of grant. Notwithstanding the foregoing, Options that are Substitute Awards may be granted with a per share exercise price other than as required in the preceding sentence.

(b) Time and Conditions of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part; *provided* that the term of any Option granted under the Plan shall not exceed ten years. The Committee shall also determine the Performance Criteria, other specific performance criteria or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c) Payment. The Committee shall determine the methods by which the exercise price of an Option may be paid and the form of payment, including, without limitation: (i) cash, (ii) shares of Stock held for such period of time as may be required by the Committee and having a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, or (iii) other property acceptable to the Committee (including through the delivery of a notice that the Participant has placed a market sell order with a broker with respect to shares of Stock then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; *provided* that payment of such proceeds is then made to the Company upon settlement of such sale). Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option, or continue any extension of credit with respect to the exercise price of an Option with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

(d) Evidence of Grant. All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

5.2 Incentive Stock Options. Incentive Stock Options shall be granted only to Employees and the terms of any Incentive Stock Options granted pursuant to the Plan, in addition to the requirements of Section 5.1, must comply with the provisions of this Section 5.2.

(a) Expiration. Subject to Section 5.2(c), an Incentive Stock Option shall expire and may not be exercised to any extent by anyone after the date ten years from the date it is granted, unless an earlier time is set in the Award Agreement.

(b) Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options.

(c) Ten Percent Owners. An Incentive Stock Option shall be granted to any individual who, at the date of grant, owns stock possessing more than ten percent of the total combined voting power of all classes of Stock of the Company only if such Option is granted at a price that is not less than 110% of Fair Market Value on the date of grant and the Option is exercisable for no more than five years from the date of grant.

(d) Notice of Disposition. The Participant shall give the Company prompt notice of any disposition of shares of Stock acquired by exercise of an Incentive Stock Option within (i) two years from the date of grant of such Incentive Stock Option or (ii) one year after the transfer of such shares of Stock to the Participant.

(e) Right to Exercise. During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

(f) Failure to Meet Requirements. Any Option (or portion thereof) purported to be an Incentive Stock Option, which, for any reason, fails to meet the requirements of Section 422 of the Code shall be considered a Non-Qualified Stock Option.

5.3 Granting of Options to Independent Directors. The Board may from time to time, in its sole discretion, and subject to the limitations of the Plan:

(a) Select from among the Independent Directors (including Independent Directors who have previously been granted Options under the Plan) such of them as in its opinion should be granted Options;

(b) Subject to Sections 3.1 and 3.3, determine the number of shares of Stock that may be purchased upon exercise of the Options granted to such selected Independent Directors; and

(c) Subject to the provisions of this Article 5, determine the terms and conditions of such Options, consistent with the Plan.

Options granted to Independent Directors shall be Non-Qualified Stock Options.

ARTICLE 6.

RESTRICTED STOCK AWARDS

6.1 Grant of Restricted Stock. The Committee is authorized to make Awards of Restricted Stock to any Eligible Individual selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. All Awards of Restricted Stock shall be evidenced by an Award Agreement and shall be subject to Article 10.

6.2 Issuance and Restrictions. Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock) and may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee. These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

ARTICLE 7.

STOCK APPRECIATION RIGHTS

7.1 Grant of Stock Appreciation Rights.

(a) A Stock Appreciation Right may be granted to any Eligible Individual selected by the Committee. A Stock Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose (including any Performance Criteria or other specific performance criteria that must be satisfied before all or part of a Stock Appreciation Right may be exercised) and shall be evidenced by an Award Agreement. The Committee shall determine the time or times at which a SAR may be exercised in whole or in part; *provided* that the term of any SAR granted under the Plan shall not exceed ten years.

(b) A Stock Appreciation Right shall entitle the Participant (or other person entitled to exercise the Stock Appreciation Right pursuant to the Plan) to exercise all or a specified portion of the Stock Appreciation Right (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount equal to the product of (i) the excess of (A) the Fair Market Value of the Stock on the date the Stock Appreciation Right is exercised over (B) the Fair Market Value of the Stock on the date the Stock Appreciation Right was granted (which may be the original date of grant for a Substitute Award) and (ii) the number of shares of Stock with respect to which the Stock Appreciation Right is exercised, subject to any limitations the Committee may impose.

7.2 Payment and Limitations on Exercise.

(a) Subject to Section 7.2(b), payment of the amounts determined under Section 7.1(b) above shall be in Stock (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised).

(b) Any payment under this Section 7 shall be made subject to satisfaction of all provisions of Article 5 above pertaining to Options.

ARTICLE 8.

OTHER TYPES OF AWARDS

8.1 Performance Share Awards. Any Eligible Individual selected by the Committee may be granted one or more Performance Share awards which shall be denominated in a number of shares of Stock and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.2 Performance Stock Units. Any Eligible Individual selected by the Committee may be granted one or more Performance Stock Unit awards which shall be denominated in unit equivalent of shares of Stock and/or units of value including dollar value of shares of Stock and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.3 Dividend Equivalents. Any Eligible Individual selected by the Committee may be granted Dividend Equivalents based on the dividends declared on the shares of Stock that are subject to any Award other than an Option or SAR, to be credited as of dividend payment dates, during the period between the date such Award is granted and the date such Award is exercised, vests or expires, as determined by the Committee. Such Dividend Equivalents shall be converted to cash or additional shares of Stock by such formula and at such time and subject to such limitations as may be determined by the Committee. Notwithstanding the foregoing, Dividend Equivalents distributed in connection with an Award that vests based on the achievement of performance goals shall be subject to restrictions and risk of forfeiture to the same extent as the portion of the Award with respect to which such cash or Stock has been distributed.

8.4 Stock Payments. Any Eligible Individual selected by the Committee may receive Stock Payments in the manner determined from time to time by the Committee. The number of shares shall be determined by the

Committee and may be based upon the Performance Criteria or other specific performance criteria determined appropriate by the Committee, determined on the date such Stock Payment is made or on any date thereafter.

8.5 Deferred Stock. Any Eligible Individual selected by the Committee may be granted an award of Deferred Stock in the manner determined from time to time by the Committee. The number of shares of Deferred Stock shall be determined by the Committee and may be linked to the Performance Criteria or other specific performance criteria determined to be appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. Stock underlying a Deferred Stock award will not be issued until the Deferred Stock award has vested, pursuant to a vesting schedule or performance criteria set by the Committee. Unless otherwise provided by the Committee, a Participant awarded Deferred Stock shall have no rights as a Company stockholder with respect to such Deferred Stock until such time as the Deferred Stock Award has vested and the Stock underlying the Deferred Stock Award has been issued.

8.6 Restricted Stock Units. The Committee is authorized to make Awards of Restricted Stock Units to any Eligible Individual selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. At the time of grant, the Committee shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. At the time of grant, the Committee shall specify the maturity date applicable to each grant of Restricted Stock Units which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the grantee. On the maturity date, the Company shall, subject to Section 10.5(b), transfer to the Participant one unrestricted, fully transferable share of Stock for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited.

ARTICLE 9.

QUALIFIED PERFORMANCE-BASED COMPENSATION

9.1 Purpose. The purpose of this Article 9 is to provide the Committee the ability to qualify Awards other than Options and SARs and that are granted pursuant to Articles 6 and 8 as Qualified Performance-Based Compensation. If the Committee, in its discretion, decides to grant an Award intending to be Qualified Performance-Based Compensation to a Covered Employee, the provisions of this Article 9 shall control over any contrary provision contained in Articles 6, 8 or 10; *provided, however*, that the Committee may in its discretion grant Awards to Eligible Individuals (including Covered Employees) that are based on Performance Criteria or Performance Goals but that do not satisfy the requirements of this Article 9.

9.2 Applicability. This Article 9 shall apply only to those Covered Employees selected by the Committee to receive Qualified Performance-Based Compensation. The designation of a Covered Employee as a Participant for a Performance Period shall not in any manner entitle the Participant to receive an Award for the period. Moreover, designation of a Covered Employee as a Participant for a particular Performance Period shall not require designation of such Covered Employee as a Participant in any subsequent Performance Period and designation of one Covered Employee as a Participant shall not require designation of any other Covered Employees as a Participant in such period or in any other period.

9.3 Procedures with Respect to Qualified Performance-Based Compensation. To the extent necessary to comply with the Qualified Performance-Based Compensation requirements of Section 162(m)(4)(C) of the Code, with respect to any Award granted under Articles 6 or 8 which may be granted to one or more Covered Employees, no later than ninety (90) days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m) of the Code), the Committee shall, in writing, (a) designate one or more Covered Employees, (b) select the Performance Criteria applicable to the Performance Period, (c) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned for such Performance Period, and (d) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such Awards, as applicable, to be earned by each Covered Employee for such Performance Period. Following the completion of each Performance Period, the Committee shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period. In determining the amount earned by a Covered Employee, the Committee shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the Performance Period.

9.4 Payment of Qualified Performance-Based Compensation. Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company or a Subsidiary on the day Qualified Performance-Based Compensation for such Performance Period is paid to the Participant. Furthermore, a Participant shall be eligible to receive Qualified Performance-Based Compensation for a Performance Period only if the Performance Goals for such period are achieved. In determining the amount of Qualified Performance-Based Compensation earned, the Committee may reduce or eliminate the amount of the Qualified Performance-Based Compensation earned for the Performance Period, if in its sole and absolute discretion, such reduction or elimination is appropriate.

9.5 Additional Limitations. Notwithstanding any other provision of the Plan, any Award which is granted to a Covered Employee and is intended to constitute Qualified Performance-Based Compensation shall be subject to any additional limitations set forth in Section 162(m) of the Code (including any amendment to Section 162(m) of the Code) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Section 162(m)(4)(C) of the Code, and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

ARTICLE 10.

PROVISIONS APPLICABLE TO AWARDS

10.1 Stand-Alone and Tandem Awards. Awards granted pursuant to the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

10.2 Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant's employment or service terminates, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

10.3 Limits on Transfer. No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or a Subsidiary. No Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution or pursuant to beneficiary designation procedures approved from time to time by the Committee (or the Board in the case of Awards granted to Independent Directors). Notwithstanding the foregoing, to the extent and under such terms and conditions as determined by the Committee, a Participant may assign or transfer an Award (each transferee thereof, a "Permitted Assignee") (i) to the Participant's spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings, (ii) to a trust for the benefit of the Participant and/or one or more of the Persons referred to in clause (i), (iii) to a partnership, limited liability company or corporation in which the participant or the Persons referred to in clause (i) are the only partners, members or shareholders or (iv) for charitable donations; *provided, however*, that such Permitted Assignee shall be bound by and subject to all of the terms and conditions of the Plan and the Award Agreement relating to the transferred Award and shall execute an agreement satisfactory to the Company evidencing such obligations; and *provided further* that such Participant shall remain bound by the terms and conditions of the Plan.

10.4 Beneficiaries. Notwithstanding Section 10.3, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his or her beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written consent of the Participant's spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

10.5 Stock Certificates; Book Entry Procedures.

(a) Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Stock pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed or traded. All Stock certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Committee may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

(b) Notwithstanding any other provision of the Plan, unless otherwise determined by the Committee or required by any applicable law, rule or regulation, the Company shall not deliver to any Participant certificates evidencing shares of Stock issued in connection with any Award and instead such shares of Stock shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

10.6 Full Value Award Vesting Limitations. Subject to Section 11 and except as may be determined by the Committee in the event of the Participant's death, Disability or retirement, notwithstanding any other provision of this Plan to the contrary, Full Value Awards made to Employees shall become vested not less than monthly (in pro rata amounts) over a period of three years (or, in the case of vesting based upon the attainment of Performance Goals or other performance-based objectives, over a period of not less than one year, which shall include fully-vested Awards granted in lieu of cash awards that have been earned based on a performance period of at least one year); *provided, however*, that notwithstanding the foregoing, (i) Full Value Awards that result in the issuance of an aggregate of up to 5% of the shares of Stock available pursuant to Section 3.1(a) may be granted to any one or more Participants without respect to such minimum vesting provisions and (ii) the Company may grant Full Value Awards to employees newly hired by the Company or any of its Subsidiaries without respect to such minimum vesting provisions.

10.7 Paperless Administration. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Participant may be permitted through the use of such an automated system.

10.8 Term. Except as otherwise provided herein, the term of any Award shall be set by the Committee in its discretion.

10.9 Exercise or Purchase Price. Except as set forth in Sections 5.1(a) and 7.1(b), the Committee may establish the exercise or purchase price, if any, of any Award; *provided, however*, that such price shall not be less than the par value of a share of Stock on the date of grant, unless otherwise permitted by applicable state law.

10.10 Treatment upon Termination of Employment or Service. An Award shall only be exercisable or payable while the Participant is an Employee, Consultant or Director, as applicable; *provided, however*, that the Committee in its sole and absolute discretion may provide that an Award may be exercised or paid subsequent to a termination of employment or service, as applicable, or following a Change in Control of the Company, or because of the Participant's retirement, death or Disability, or otherwise.

10.11 Form of Payment. Except as may otherwise be provided in the Plan, payments with respect to any Awards granted under this Plan shall be made in Stock.

10.12 Award Agreement. All Awards granted under this Plan shall be subject to such additional terms and conditions as determined by the Committee and shall be evidenced by an Award Agreement.

ARTICLE 11.

CHANGES IN CAPITAL STRUCTURE

11.1 Adjustments.

(a) In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 11.1(b) and 11.1(c):

(i) The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, will be equitably adjusted. The adjustments provided under this Section 11.1(a)(i) shall be nondiscretionary and shall be final and binding on the affected Participant and the Company.

(ii) With respect to the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3), the Committee shall make such equitable adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such Equity Restructuring.

(b) Other than in connection with an Equity Restructuring, in the event of any combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Stock or the share price of the Stock, the Committee may make such equitable adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change with respect to (a) the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3); (b) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per share for any outstanding Awards under the Plan.

(c) Other than in connection with an Equity Restructuring, in the event of any transaction or event described in Section 11.1 or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in applicable laws, regulations or accounting principles, the Committee, in its sole and absolute discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Participant's request, is hereby authorized to take any one or more of the following actions whenever the Committee determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(i) To provide for either (A) termination of any such Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 11.1 the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment) or (B) the replacement of such Award with other rights or property selected by the Committee in its sole discretion;

(ii) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iii) To make adjustments in the number and type of shares of Stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Awards and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future;

(iv) To provide that such Award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and

(v) To provide that the Award cannot vest, be exercised or become payable after such event.

11.2 Acceleration Upon a Change in Control. Notwithstanding Section 11.1, and except as may otherwise be provided in any applicable Award Agreement or other written agreement entered into between the Company and a Participant, if a Change in Control occurs and a Participant's Award is not assumed or an equivalent award substituted by a successor entity, then immediately prior to the Change in Control such Award shall become fully exercisable and all forfeiture restrictions on such Awards shall lapse. Upon, or in anticipation of, a Change in Control, the Committee may cause any and all Awards outstanding hereunder to terminate at a specific time in the future, including but not limited to the date of such Change in Control, and shall give each Participant the right to exercise such Awards during a period of time as the Committee, in its sole and absolute discretion, shall determine. In the event that the terms of any agreement between the Company or any Company subsidiary or affiliate and a Participant contains provisions that conflict with and are more restrictive than the provisions of this Section 11.2, this Section 11.2 shall prevail and control and the more restrictive terms of such agreement (and only such terms) shall be of no force or effect. For the purposes of this Section 11.2, an Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each share of Stock subject to the Award immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Stock for each share of Stock held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Stock); *provided, however*, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its parent, the Committee may, with the consent of the successor corporation, provide for the consideration to be received for each share of Stock subject to the Award to be solely common stock of the successor corporation or its parent equal in fair market value to the per share consideration received by holders of Stock in the Change in Control.

11.3 No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to an Award or the grant or exercise price of any Award.

11.4 Restrictions on Exercise. In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Stock or the share price of the Stock including any Equity Restructuring, for reasons of administrative convenience, the Company in its sole discretion may refuse to permit the exercise of any Award during a period of 30 days prior to the consummation of any such transaction.

ARTICLE 12.

ADMINISTRATION

12.1 Committee. Unless and until the Board delegates administration of the Plan to a Committee as set forth below, the Plan shall be administered by the full Board, and for such purposes the term "Committee" as used in this Plan shall be deemed to refer to the Board. The Board, at its discretion or as otherwise necessary to comply with the requirements of Section 162(m) of the Code, Rule 16b-3 promulgated under the Exchange Act or to the extent required by any other applicable rule or regulation, may delegate administration of the Plan to a

Committee consisting of two or more members of the Board. Unless otherwise determined by the Board, the Committee shall consist solely of two or more members of the Board each of whom is an "outside director," within the meaning of Section 162(m) of the Code, a Non-Employee Director and an "independent director" under the rules of the New York Stock Exchange (or other principal securities market on which shares of Stock are traded); provided that any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 12.1 or otherwise provided in any charter of the Committee. Notwithstanding the foregoing: (a) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to all Awards granted to Independent Directors and for purposes of such Awards the term "Committee" as used in this Plan shall be deemed to refer to the Board and (b) the Committee may delegate its authority hereunder to the extent permitted by Section 12.5. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act or Section 162(m) of the Code, or any regulations or rules issued thereunder, are required to be determined in the sole discretion of the Committee. Except as may otherwise be provided in any charter of the Committee, appointment of Committee members shall be effective upon acceptance of appointment; Committee members may resign at any time by delivering written notice to the Board; and vacancies in the Committee may only be filled by the Board.

12.2 Action by the Committee. Unless otherwise established by the Board or in any charter of the Committee, a majority of the Committee shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by a majority of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

12.3 Authority of Committee. Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a) Designate Participants to receive Awards;

(b) Determine the type or types of Awards to be granted to each Participant;

(c) Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any reload provision, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

(e) Determine whether, to what extent, and pursuant to what circumstances the exercise price of an Award may be paid in, cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i) Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(j) Make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

12.4 Decisions Binding. The Committee's interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

12.5 Delegation of Authority. To the extent permitted by applicable law, the Board or the Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards to Participants other than (a) Employees who are subject to Section 16 of the Exchange Act, (b) Covered Employees, or (c) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Board or the Committee, as applicable, specifies at the time of such delegation, and the Board or the Committee, as applicable, may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 12.5 shall serve in such capacity at the pleasure of the Board.

ARTICLE 13.

EFFECTIVE AND EXPIRATION DATE

13.1 Effective Date. The Plan became effective on May 22, 2007 (the "Effective Date"). For purposes of the Plan, the "Amendment Effective Date" shall mean the date that this amendment and restatement of the Plan is approved by the Company's stockholders. This amendment and restatement of the Plan will be deemed to be approved by the stockholders if it is approved either:

(a) By a majority of the votes cast at a duly held stockholder's meeting at which a quorum representing a majority of outstanding voting stock is, either in person or by proxy, present and voting on the plan; or

(b) By a method and in a degree that would be treated as adequate under New York law in the case of an action requiring stockholder approval.

13.2 Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan after the tenth anniversary of the Effective Date, except that no Incentive Stock Options may be granted under the Plan after the earlier of the tenth anniversary of (a) the date the Plan is approved by the Board or (b) the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

ARTICLE 14.

AMENDMENT, MODIFICATION, AND TERMINATION

14.1 Amendment, Modification, and Termination. Subject to Section 15.14, with the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; *provided, however*, that (a) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) stockholder approval shall be required for any amendment to the Plan that (i) increases the number of shares available under the Plan (other than any adjustment as provided by Article 11), (ii) permits the Committee to grant Options or Stock Appreciation Rights with an exercise price that is below Fair Market Value on the date of grant, or (iii) permits the Committee to extend the exercise period for an Option or Stock Appreciation Right beyond ten years from the date of grant. Notwithstanding any provision in this Plan to the contrary, absent approval of the stockholders of the Company, (i) except as permitted by Article 11, no Option or SAR may be amended to reduce the per share exercise price of the shares subject to such Option or SAR below the per share exercise price as of the date the Option or SAR is granted and (ii) except as permitted by Article 11, no Award or cash award may be granted in exchange for the cancellation or surrender of an Option or SAR.

14.2 Awards Previously Granted. Except with respect to amendments made pursuant to Section 15.14, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

ARTICLE 15.

GENERAL PROVISIONS

15.1 No Rights to Awards. No Eligible Individual or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Eligible Individuals, Participants or any other persons uniformly.

15.2 No Stockholders Rights. Except as otherwise provided herein, a Participant shall have none of the rights of a stockholder with respect to shares of Stock covered by any Award until the Participant becomes the record owner of such shares of Stock.

15.3 Withholding. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant's employment tax obligations) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold shares of Stock otherwise issuable under an Award having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares of Stock which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award within six months (or such other period as may be determined by the Committee) after such shares of Stock were acquired by the Participant from the Company) in order to satisfy the Participant's federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income.

15.4 No Right to Employment or Services. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any Subsidiary.

15.5 Unfunded Status of Awards. The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

15.6 Indemnification. To the extent allowable pursuant to applicable law, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; *provided* he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Certificate of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

15.7 Relationship to other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

15.8 Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

15.9 Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

15.10 Fractional Shares. No fractional shares of Stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

15.11 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 under the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

15.12 Government and Other Regulations. The obligation of the Company to make payment of awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register pursuant to the Securities Act, as amended, any of the shares of Stock paid pursuant to the Plan. If the shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act, as amended, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption.

15.13 Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of New York.

15.14 Section 409A. To the extent that the Committee determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Committee determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section.

AMENDMENT TO BY-LAWS OF OMNICOM GROUP INC.

IMPLEMENTATION OF MAJORITY VOTING IN UNCONTESTED DIRECTOR ELECTIONS

Article I, Section 8 of the Company's By-laws is hereby amended and restated in its entirety as follows:

SECTION 8. Voting. At any meeting of shareholders each shareholder having the right to vote shall be entitled to vote in person or by proxy. Except as otherwise provided by law or the Certificate of Incorporation, each shareholder will be entitled to one vote for each share of stock entitled to vote standing in his name on the books of the Corporation. Except with respect to the election of directors and as otherwise provided by law or in the Certificate of Incorporation or these By-Laws, all matters will be determined by the vote of the holders of a majority of the shares voting on it.

Except as otherwise provided by these By-Laws, a nominee for director shall be elected by a majority of the votes cast in person or by proxy with respect to such nominee's election at any meeting that includes the election of directors at which a quorum is present. For purposes of this Section, a majority of the votes cast shall mean that the number of votes cast "for" a nominee's election exceeds the number of votes cast "against" that nominee's election. Notwithstanding the foregoing, a nominee for director shall be elected by a plurality of the votes cast in person or by proxy at any meeting that includes the election of directors at which a quorum is present if, as of the 10th day preceding the date the Corporation first mails its notice of meeting for such meeting to the shareholders of the Corporation, the number of nominees exceeds the number of directors to be elected (a "Contested Election"), provided that with respect to any nominee proposed or nominated by a shareholder, the Secretary of the Corporation shall have received proper notice under Section 2 of this Article. For purposes of this Section, if plurality voting is applicable to the election of directors at any meeting, the nominees who receive the highest number of votes cast "for," without regard to votes cast "against" or "withhold," shall be elected as directors up to the total number of directors to be elected at that meeting. Abstentions and broker non-votes will not count as a vote cast with respect to any election of directors.

In order for any incumbent director to become a nominee of the Board of Directors for further service on the Board of Directors, such person must submit an irrevocable resignation, contingent on (i) that person not receiving a majority of the votes cast in an election that is not a Contested Election, and (ii) acceptance of that resignation by the Board of Directors in accordance with the policies and procedures adopted by the Board of Directors for such purpose. If an incumbent director fails to receive a majority of votes cast in an election that is not a Contested Election, the Governance Committee shall recommend to the Board of Directors whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board shall act on the resignation, taking into account the Governance Committee's recommendation, and within 90 days after the date of certification of the election results, the Board shall disclose its decision and rationale regarding whether to accept the resignation (or the reasons for rejecting the resignation, if applicable) in a press release, filing with the Securities and Exchange Commission or by other public announcement. The director whose resignation is under consideration may not participate in any deliberation or vote of the Governance Committee or Board of Directors regarding his or her resignation. Notwithstanding the foregoing, in the event that no nominee for director receives a majority of the votes cast in an election that is not a Contested Election, the members of the Governance Committee shall make a final determination as to whether the Board shall accept any or all resignations, including their own. The Governance Committee and the Board may consider any factors and other information they deem appropriate and relevant in deciding whether to accept a director's resignation.

If an incumbent director fails to receive the required vote for re-election in an election that is not a Contested Election and such director's resignation is not accepted by the Board, such director will continue to serve until the expiration date of such director's term in office or until such director's earlier removal pursuant to Article II, Section 3 of these By-Laws. If such director's resignation is accepted by the Board, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board may fill any resulting vacancy pursuant to Article II, Section 4 of these By-Laws.

OmnicomGroup Inc.

ANNUAL MEETING OF SHAREHOLDERS

Tuesday, May 25, 2010
10:00 a.m. Eastern Daylight Time

Hotel du Pont
11th and Market Streets
Wilmington, Delaware 19801

For your reference, the Proxy Statement to solicit proxies for our 2010 Annual Meeting of Shareholders and our 2009 Annual Report to Shareholders are available, beginning April 15, 2010, at:
https://materials.proxyvote.com/681919

Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022

proxy

This proxy is solicited by the Board of Directors for use at the Annual Meeting on Tuesday, May 25, 2010.

The shares of stock you hold in your account or in a dividend reinvestment account will be voted as you specify on the reverse side.

If no choice is specified, the proxy will be voted "FOR" Items 1, 2, 3 and 4, "AGAINST" Items 5, 6 and 7 and in the discretion of the proxies upon such other matters as may properly come before the Annual Meeting.

By signing the proxy, you revoke all prior proxies and appoint Randall J. Weisenburger and Michael J. O'Brien, and each of them with full power of substitution, to vote your shares on the matters shown on the reverse side and any other matters which may come before the Annual Meeting and postponements or adjournments.

If the undersigned is a participant in our employee retirement savings plan and/or our employee stock purchase plan and has Omnicom stock allocated to his or her account(s), then the undersigned directs the trustee or the administrator of the relevant plan likewise to appoint the above-named individuals as proxies to vote and act with respect to all shares of such stock so allocated in the manner specified on the reverse of this card and in their discretion on all matters as may properly come before the meeting. If you are such a participant and your voting instructions are not received by 11:59 p.m. Eastern Daylight Time, on Thursday, May 20, 2010, the trustee of the employee retirement saving plan will vote your plan shares in the same proportion as it votes all other shares in the plan for which it has received timely voting instructions and the administrator of the employee stock purchase plan will not vote your shares.

Vote by Internet, Telephone or Mail
24 Hours a Day, 7 Days a Week

Your phone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.



INTERNET

www.eproxy.com/omc

Use the Internet to vote your proxy until 11:59 p.m. Eastern Daylight Time on Monday, May 24, 2010 or, for shares held in Omnicom employee plans, 11:59 p.m. Eastern Daylight Time on Thursday, May 20, 2010.



PHONE

1-800-560-1965

Use a touch-tone telephone to vote your proxy until 11:59 p.m. Eastern Daylight Time on Monday, May 24, 2010 or, for shares held in Omnicom employee plans, 11:59 p.m. Eastern Daylight Time on Thursday, May 20, 2010.



MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

If you vote your proxy by Internet or by Telephone, you do NOT need to mail back your Proxy Card.

OmnicomGroup Inc.

Shareowner Services[SM]
P.O. Box 64945
St. Paul, MN 55164-0945

Address Change? Mark box, sign, and indicate changes below: ☐

COMPANY #

TO VOTE BY INTERNET OR TELEPHONE, SEE REVERSE SIDE OF THIS PROXY CARD.

TO VOTE BY MAIL, SIMPLY INDICATE VOTING DIRECTIONS ON THE ITEMS BELOW, SIGN, DATE, AND RETURN THIS PROXY CARD.

The Board of Directors UNANIMOUSLY Recommends a Vote FOR Items 1, 2, 3 and 4.

1. Election of directors:

01 John D. Wren	07 Susan S. Denison
02 Bruce Crawford	08 Michael A. Henning
03 Alan R. Batkin	09 John R. Murphy
04 Robert Charles Clark	10 John R. Purcell
05 Leonard S. Coleman, Jr.	11 Linda Johnson Rice
06 Errol M. Cook	12 Gary L. Roubos

☐ Vote FOR all nominees (except as marked) ☐ Vote WITHHELD from all nominees

(Instructions: To withhold authority to vote for any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)

Please fold here – Do not separate

2. Ratification of the appointment of KPMG LLP as our independent auditors for the 2010 fiscal year	☐ For	☐ Against	☐ Abstain
3. Company proposal to approve the amendment to the Omnicom Group Inc. 2007 Incentive Award Plan to authorize additional shares for issuance	☐ For	☐ Against	☐ Abstain
4. Company proposal to approve the amendment to our By-laws to change the voting standard for the election of directors in uncontested elections from a plurality standard to a majority standard	☐ For	☐ Against	☐ Abstain

The Board of Directors UNANIMOUSLY Recommends a Vote AGAINST Items 5, 6 and 7.

5. Shareholder proposal regarding reimbursement of expenses incurred by a shareholder in a contested election of directors	☐ For	☐ Against	☐ Abstain
6. Shareholder proposal regarding death benefit payments	☐ For	☐ Against	☐ Abstain
7. Shareholder proposal regarding supermajority vote provisions	☐ For	☐ Against	☐ Abstain

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR ITEMS 1, 2, 3 AND 4, AND AGAINST ITEMS 5, 6 AND 7.

Date ______________________________

Signature(s) in Box

Please sign exactly as your name(s) appears on Proxy. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy.

OmnicomGroup Inc.

Shareowner Services℠
P.O. Box 64945
St. Paul, MN 55164-0945

COMPANY #

OMNICOM GROUP INC.
437 Madison Avenue, New York, NY 10022

Directions to attend the Annual Meeting where you may vote in person can be found on our website, http://www.omnicomgroup.com/InvestorRelations.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 25, 2010.

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

Notice is hereby given that the Annual Meeting of Shareholders of Omnicom Group Inc. (the "Company") will be held at Hotel du Pont, 11th and Market Streets, Wilmington, Delaware 19801 on Tuesday, May 25, 2010 at 10:00 a.m. Eastern Daylight Time.

The Annual Report and Proxy Statement are available online at www.ematerials.com/omc.

If you want to receive a paper copy or an e-mail with links to the electronic materials, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side of this notice on or before May 11, 2010 to facilitate timely delivery.

The Board of Directors has fixed the close of business on April 5, 2010 as the record date (the "Record Date") for the determination of shareholders entitled to receive notice of and to vote at the Annual Meeting or any adjournment(s) thereof.

Shareholders of record as of the Record Date are encouraged and cordially invited to attend the 2010 Annual Meeting.

Matters intended to be acted upon at the meeting are listed below.

The Board of Directors UNANIMOUSLY recommends that you vote FOR the following proposals:

1. Election of Directors
2. Ratification of the appointment of KPMG LLP as the Company's independent auditors for the 2010 fiscal year
3. Company proposal to approve the amendment to the Omnicom Group Inc. 2007 Incentive Award Plan to authorize additional shares for issuance
4. Company proposal to approve the amendment to our By-laws to change the voting standard for the election of directors in uncontested elections from a plurality standard to a majority standard

The Board of Directors UNANIMOUSLY recommends that you vote AGAINST the following proposals:

5. Shareholder proposal regarding reimbursement of expenses incurred by a shareholder in a contested election of directors
6. Shareholder proposal regarding death benefit payments
7. Shareholder proposal regarding supermajority vote provisions

---

You may immediately vote your proxy on the Internet at:

www.eproxy.com/omc

- Use the Internet to vote your proxy 24 hours a day, 7 days a week, until 11:59 p.m. (EDT) on Monday, May 24, 2010.
- Please have this Notice and the last four digits of your Social Security Number or Tax Identification Number available. Follow the instructions to vote your proxy.



Your Internet vote authorizes the Named Proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

The following proxy materials are available for you to view online at: www.ematerials.com/omc:

- the Company's 2010 Proxy Statement;
- the Company's Annual Report for the fiscal year ended December 31, 2009 (which is not deemed to be part of the official proxy soliciting materials); and
- any amendments to the foregoing materials that are required to be furnished to shareholders.

To request paper copies of the proxy materials, which include the proxy card, proxy statement and annual report, please contact us via:



Internet – Access the Internet and go to www.ematerials.com/omc. Follow the instructions to log in, and order copies.



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Omnicom

ANNUAL REPORT

2009

Omnicom

COMPARATIVE HIGHLIGHTS(a)

	2009	2008	2007	2006	2005
		(Amounts in Millions Except Per Share Amounts)			
Operating Data:					
Revenue	**$11,720.7**	$13,359.9	$12,694.0	$11,376.9	$10,481.1
Operating Income	**1,374.9**	1,689.4	1,659.1	1,483.5	1,339.8
Net Income – Omnicom Group Inc.	**793.0**	1,000.3	975.7	857.9	770.7
Net Income per share: – Omnicom Group Inc.					
–Basic	**$2.54**	$3.17	$2.95	$2.47	$2.11
–Diluted	**2.53**	3.14	2.93	2.46	2.10
Dividends per share	**$0.60**	$0.60	$0.575	$0.50	$0.463

(a) On June 25th, 2007, pursuant to a two-for-one stock split which was effected in the form of a 100% stock dividend, each shareholder received one additional share of Omnicom Group Inc. common stock for each share held on June 6, 2007. In connection with the stock split, Net Income per share – Omnicom Group Inc. and dividends per share amounts for 2007, 2006 and 2005 have been adjusted to reflect the stock split.

As of January 1, 2009, we retrospectively adopted revisions to U.S. GAAP included in the Accounting Standards Codification ("Codification") Topic 260, Earnings per Share with respect to participating securities and the two-class method of calculating earnings per share. All prior period Net Income per share – Omnicom Group Inc. amounts have been retrospectively adjusted in accordance with these revisions.

Additionally, as of January 1, 2009, we retrospectively adopted revisions to U.S. GAAP included in Codification Topic 470, Debt with respect to our convertible debt. On adoption of the revisions, we have recorded additional interest expense, net of income taxes, of $6.1 million and $20.0 million in 2006 and 2005, respectively. These amounts represent the amount of the fair value of embedded conversion options. Net Income – Omnicom Group Inc. and Net Income per share – Omnicom Group Inc. for 2006 and 2005 have been adjusted to reflect the retrospective adoption of these revisions.

PERFORMANCE GRAPH

The graph below compares the cumulative total return on our common stock during the last five fiscal years with the Standard & Poor's 500 Composite Index and a peer group of publicly held corporate communications and marketing holding companies. The peer group consists of The Interpublic Group of Companies, Inc., WPP plc, Publicis Groupe SA and Havas SA. The graph shows the value at the end of each year of each $100 invested in our common stock, the S&P 500 Index and the peer group. The graph assumes the reinvestment of dividends.

Returns depicted in the graph are not indicative of future performance.


Comparison of Cumulative Five Year Return
$150
$100
$50
$0
Dec04
Dec05
Dec06
Dec07
Dec08
Dec09
Omnicom Group Inc.
S&P 500 Index
Peer Group

Dear Fellow Shareholders

The story of 2009 was one of balance. It was about how Omnicom's leading portfolio of global advertising and marketing brands, balanced by geography and discipline, withstood the worst global recession in the Company's history. It was about the remarkable job our agencies did of balancing the need to manage costs with the need to maintain the high quality of services they provide to clients. It was about why Omnicom remains the best in the industry at delivering a balance of exceptional creativity and quality for clients, and margins and profitability for shareholders, even in the most challenging of business environments. Perhaps most importantly, it was about how Omnicom was able to balance the short-term response to our difficult economic environment with a long-term strategy to grow our exceptional portfolio of businesses and take advantage of the many opportunities that economic recovery will offer.

The financial highlights of 2009 capture just how difficult that environment was as clients decreased their marketing spending to adapt to their own business downturn. Omnicom's worldwide revenue was down 12.3% to $11.7 billion. Operating income fell 18.6% to $1.4 billion, and operating margins were 11.7% for the year. Diluted earnings per share declined 19.4% to $2.53. Despite lower revenue and earnings, the diligent efforts of our finance and operations team enabled us to increase cash flow from operations by nearly $340 million to $1.7 billion and to strengthen Omnicom's balance sheet by reducing total debt by more than $800 million.

What these highlights do not capture is the outstanding performance of Omnicom relative to our peers – performance that was driven by the exceptional efforts of employees across all of our agencies. Omnicom set a high bar. We challenged our agencies to align costs with anticipated decreases in revenue. We challenged them to do far more with much less, while also adjusting their offerings to better meet the needs of clients in a rapidly evolving digital environment. They met those challenges spectacularly well, for which all employees have our heartfelt thanks. Given the business context in which they were operating, the results our agencies produced are arguably the best Omnicom has ever delivered.

While these accomplishments certainly involved self-sacrifice across our business during 2009, there was no sacrifice in the quality of our offering. Our agency management teams did a great job of managing costs to deliver more value even as their teams dominated global awards for creative excellence and customer service. Our agencies and networks continued to play strong offense wherever possible, winning substantial new business throughout the year with new and existing clients. And they accomplished all of these business objectives, under very difficult circumstances, while remaining fully involved with their individual community outreach initiatives.

The advantage of knowledge. Balancing demands for creative excellence, client service, business goals and community involvement is challenging in the best of years. Our relative success in 2009 on each of these mandates can be directly correlated to the full suite of skills our management teams bring to their agencies. Excellence in all aspects of business management is an ongoing priority and a core strategic advantage for Omnicom. For more than a decade and a half, we have invested in formalizing and disseminating our collective business knowledge through advanced education programs, seminars and conferences, some of which are considered to be among the world's preeminent executive education programs. Each year, hundreds of senior managers and future leaders attend Omnicom University's three primary programs – the Senior Management Program (SMP), Postgraduate Program and the Advanced Management Program – at venues in the United States, Europe and Asia. We intend to expand them to more emerging markets. After a year's hiatus, we will bring back our Financial Leadership Conferences in the U.S., Europe and Asia. These events spread our collective expertise on key business management issues such as cash management, business planning, risk management, accounting and financial systems. We invest tens of millions of dollars in these and many other training efforts each year. The return on investment for both our agencies and our shareholders, especially in challenging years like 2008 and 2009, has been incalculable.

2009 Creative Highlights

In *The Big Won*, Omnicom was the top-performing holding company, while BBDO Worldwide and DDB Worldwide were ranked the No. 1 and No. 2 networks, respectively.

Adweek named OMD its Global Media Agency of the Year for 2009. OMD also garnered *Advertising Age's* Media Agency of the Year title.

For the fourth consecutive year, BBDO was named the Most Awarded Agency Network in the World in the 2009 *Gunn Report*. Goodby, Silverstein & Partners was the Most Awarded Interactive Agency and DDB London was Most Awarded Agency.

BBDO, Goodby, Silverstein and TBWA were among *Advertising Age's* top ten "Agencies of the Decade."

LatinWorks was named *Advertising Age's* Multicultural Agency of the Year and Alma DDB was named to the A-List.

Our strategy in digital media. During the next few years, we expect to see an accelerating focus on digital media to communicate brand messages. New technologies – from rich media to mobile to location-based services – hold tremendous opportunity for our industry and we are committed to remain at the forefront of digital media innovation.

Our business strategy is based on a fundamental belief that the Internet is a medium, not a discipline. We believe that our clients are looking for specialized skills but demand integrated strategies, and want to work with companies that can deliver both. Omnicom agencies must have a skill set that enables them to take advantage of traditional and digital media to deliver value to clients whose audiences are increasingly fragmented by the revolution in behavioral marketing, targeting and analytics. The specific strategies will differ based on discipline and on an agency's strategy to deliver services to its clients. But in all cases, we believe our agencies must – and for the most part do – provide a broad spectrum of communications across existing and emerging digital platforms.

Omnicom was early in embracing digital as a communication tool. We've made great progress ensuring that our agencies have built strong digital capabilities. But like the Internet itself, this is an evolving effort. We have challenged all of our agencies to continually assess and invest in their digital capabilities to stay at the forefront of what is possible and appropriate for clients. Some will develop the additional capabilities they need and integrate them with their traditional businesses. In other cases, we will acquire or fund the start-up of the specialized digital skills we need to fill gaps in our capabilities or catalyze our learning for broader development. We expect these acquisition and development efforts, which are driven by the needs of our clients, to gain momentum as 2010 unfolds.

Building our geographic portfolio. Omnicom's strategy for expansion in developing markets always begins with a question: How can we do a better job of serving our clients? Helping our agencies expand their technological capabilities is a key area of growth. Geographic expansion is another as we seek to serve new clients or more of the marketing communication needs of existing clients as they expand into new regions.

During the past several years, we have focused considerable resources on building our presence in China, with talented agencies achieving great results for their clients. At the prestigious China International Advertising Festival, BBDO, DDB and TBWA won top honors for their creative work. Our agencies also swept the major portion of awards at the Digital Media Awards in Beijing, including the Digital Agency of the Year honors won by BBDO/Proximity. Important as our capabilities are in China, we also intend to broaden our presence in other emerging parts of Asia, such as India. We have a strong foothold in Africa, and we intend to continue to develop our breadth across the continent. In the Middle East, we strengthened our position by acquiring majority control of Impact BBDO, a long-standing affiliate partner with 13 offices in seven countries in the region.

Being socially responsible. We've said in the past that, regardless of the business environment we operate in, Omnicom and its agencies will be unfailing in their commitment to socially responsible policies and practices. That commitment was tested in 2009, and I'm pleased – and proud – to say that our agencies were unstinting in their support of worthy causes in communities around the world. While many of our activities are detailed in our inaugural Citizenship and Sustainability Report, which can be found at www.omnicomgroup.com/AboutOmnicomGroup/2009CSRReport, I'd like to highlight three areas in particular:

Diversity. We believe in recruiting and retaining a workforce that reflects our agencies' large and diverse client base. We also work hard to foster a working environment where each employee's full potential can be realized. Under the guidance of our Chief Diversity Officer, appointed in early 2009, and the Omnicom Diversity Development Advisory Committee, we are implementing best practices for recruitment and retention of minorities across our agencies and networks.

Environment. With 1,500 agencies around the world, Omnicom has a responsibility to operate as efficiently as possible. We believe the biggest contribution we can make to reducing greenhouse gas emissions is to measure, reduce and monitor energy consumption. Using a very successful model to measure and reduce energy consumption that was first developed by TBWA, we launched a Company-wide audit in 2008 to establish a consumption baseline. We found that about one-third of our carbon emissions relate to electricity usage, a number that we believe we can reduce by 10 to 20 percent from the 2007 baseline. In one of a great many efforts to achieve that goal across Omnicom, we launched our Energy Reduction Initiative in 2009. The program is intended to lower agencies' electricity use through simple, low-cost fixes such as changes to employee behaviors and the installation of more efficient lighting and office equipment.

Community. Omnicom agencies and corporate offices have a long and impressive history of supporting worthy causes with pro bono communications support, charitable contribution and employee volunteerism. These efforts represent a significant investment in local communities and are no more important than in a year like 2009, when economic stresses affected the lives of virtually every community. One example of our colleagues' involvement was the Omnicom Cares Service Day. Like previous service days held in New Orleans, Boston and Prague, the 2009 event brought together employees to help a worthy recipient – the Eugenio Maria de Hostos Microsociety School in Yonkers, New York. Our people painted and repaired the school building, installed a computer lab and 13 new PCs, and organized a book drive to purchase new books for 20 classrooms. And in Shanghai, employees from ten Omnicom agencies participated in the Omnicom Charity Soccer Tournament to raise funds for "Braille Without Borders," a charity that enables the blind to become self-sufficient contributors to society.

Looking ahead. We believe that the worst of the global recession and its impact are now behind us. The pace of recovery is not certain and is likely to be faster in some markets, such as the BRIC and other developing markets and slower in some markets, such as Europe, than in the United States and Asia. Overall, we expect that many clients will increase their marketing spend over the course of 2010, at least modestly. Our agencies have done a great job of managing their cost structures, and that will continue to be a priority. But with that challenge easing, they are already renewing their focus on growth and strategic expansion in an improving economic environment.

Our strong balance sheet and free cash flow will also enable us to be more aggressive than we have been recently in making acquisitions or investing in start-ups. Our touchstone here is always appropriateness in strategy, fit and price. An investment must meet the test of enabling Omnicom agencies to deepen their relationships with our largest clients by offering broader skills in more markets around the world.

Which brings me back to my initial theme of balance. The Omnicom that began 2010 is a uniquely well-balanced enterprise by discipline and geography, by creativity and efficiency, by traditional and digital media and by business acumen and community involvement. It is a balance that has served our clients, our shareholders and our employees very well. We are confident it will continue to do so as we navigate through the recovery that appears to be taking hold.

Sincerely,



John D. Wren
President & Chief Executive Officer
April 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR FISCAL YEAR ENDED DECEMBER 31, 2009

Commission File Number: 1-10551

OMNICOM GROUP INC.

(Exact name of registrant as specified in its charter)

New York	13-1514814
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
437 Madison Avenue, New York, NY	10022
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 415-3600

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.15 Par Value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every interactive data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding twelve months (or for such shorter periods that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates as of June 30, 2009 was $9,810,000,000.

As of February 11, 2010, 310,448,000 shares of Omnicom Common Stock, $.15 par value, were outstanding.

Certain portions of Omnicom's definitive proxy statement relating to its annual meeting of shareholders scheduled to be held on May 25, 2010 are incorporated by reference into Part III of this report.

OMNICOM GROUP INC.

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	1
Item 1A.	Risk Factors	3
Item 1B.	Unresolved Staff Comments	6
Item 2.	Properties	6
Item 3.	Legal Proceedings	7
Item 4.	Submission of Matters to a Vote of Security Holders	7
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	8
Item 6.	Selected Financial Data	8
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	9
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	29
Item 8.	Financial Statements and Supplementary Data	31
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	31
Item 9A.	Controls and Procedures	31
Item 9B.	Other Information	32
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	*
Item 11.	Executive Compensation	*
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	*
Item 13.	Certain Relationships and Related Transactions, and Director Independence	*
Item 14.	Principal Accounting Fees and Services	*
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	33
	Index to Financial Statements	33
	Index to Financial Statements Schedules	33
	Exhibits	33
Signatures		37
Management Report on Internal Control Over Financial Reporting		F-1
Report of Independent Registered Public Accounting Firm		F-2
Report of Independent Registered Public Accounting Firm		F-3
Consolidated Financial Statements		F-4
Notes to Consolidated Financial Statements		F-8

* The information regarding Executive Officers of the Registrant is included in Part I, Item 1, "Business." Additional information called for by Items 10, 11, 12, 13 and 14, to the extent not included in this document, is incorporated herein by reference to the information to be included under the captions "Corporate Governance," "Certain Transactions," "Executive Compensation" and "Stock Ownership" in our definitive proxy statement, which is expected to be filed by April 15, 2010.

FORWARD LOOKING STATEMENTS

Certain of the statements in this annual report on Form 10-K constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. These statements relate to future events or future financial performance and involve known and unknown risks and other factors that may cause our actual or our industry's results, levels of activity or achievement to be materially different from those expressed or implied by any forward-looking statements. These risks and uncertainties, including those resulting from specific factors identified under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," include, but are not limited to, our future financial condition and results of operations, global economic conditions and renewed turmoil in the credit markets, losses on media purchases on behalf of clients, reductions in client spending and/or a slowdown in client payments, competitive factors, changes in client communication requirements, the hiring and retention of personnel, our ability to attract new clients and retain existing clients, changes in government regulations impacting our advertising and marketing strategies, risks associated with assumptions we make in connection with our critical accounting estimates, legal proceedings, settlements, investigations and claims, and our international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or "continue" or the negative of those terms or other comparable terminology. These statements are our present expectations. Actual events or results may differ. We undertake no obligation to update or revise any forward-looking statement, except as required by law.

AVAILABLE INFORMATION

Our internet address is www.omnicomgroup.com where we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file or furnish such material with the Securities and Exchange Commission or the "SEC." Our SEC reports can also be accessed through the investor relations section of our website. The information found on our website is not part of this or any other report we file with or furnish to the SEC. Any document that we file with the SEC may also be read and copied at the SEC's Public Reference Room located at Room 1580, 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available at the SEC's website at http://www.sec.gov and at the offices of the New York Stock Exchange.

PART I

Introduction

This report is both our 2009 annual report to shareholders and our 2009 annual report on Form 10-K required under the federal securities laws.

We are a strategic holding company, providing professional services to clients through multiple agencies operating in all major markets around the world. Our companies provide advertising, marketing and corporate communications services. The terms "Omnicom," "we," "our" and "us" each refer to Omnicom Group Inc. and our subsidiaries unless the context indicates otherwise.

Item 1. Business

Our Business: Omnicom, a strategic holding company, was formed in 1986 by the merger of several leading advertising, marketing and corporate communications companies. We are one of the world's largest advertising, marketing and corporate communications companies and we operate in a highly competitive industry. The proliferation of media channels, including the rapid development of interactive technologies and mediums, along with their integration within all offerings, has fragmented audiences. These developments make it increasingly more difficult for marketers to reach their target audiences in a cost-effective way, causing them to turn to marketing service providers such as Omnicom for a customized mix of advertising and marketing communications services designed to make the best use of their total marketing expenditures.

Our agencies operate in all major markets around the world and provide a comprehensive range of services which we group into four fundamental disciplines: traditional media advertising; customer relationship management ("CRM"); public relations; and specialty communications. The services included in these disciplines are:

advertising
brand consultancy
corporate social responsibility consulting
crisis communications
custom publishing
database management
digital and interactive marketing
direct marketing
entertainment marketing
environmental design
experiential marketing
field marketing
financial / corporate business-to-business advertising
graphic arts
healthcare communications
instore design
investor relations
marketing research
media planning and buying
mobile marketing services
multi-cultural marketing
non-profit marketing
organizational communications
package design
product placement
promotional marketing
public affairs
public relations
recruitment communications
reputation consulting
retail marketing
search engine marketing
sports and event marketing

Although the medium used to reach a given client's target audience may be different across each of these disciplines, we develop and deliver the marketing message in a similar way by providing client-specific consulting services.

Our business model was built and continues to evolve around our clients. While our agencies operate under different names and frame their ideas in different disciplines, we organize our services around our clients. The fundamental premise of our business is to structure our business offerings and allocate our resources based on the specific requirements of our clients. As clients increase their demands for marketing effectiveness and efficiency, they have tended to consolidate their business with larger, multi-disciplinary agencies or integrated groups of agencies. Accordingly, our business model demands that multiple agencies within Omnicom collaborate in formal and informal virtual networks that cut across internal organizational structures to execute against our clients' specific marketing requirements. We believe that this organizational philosophy, and our ability to execute it, differentiates us from our competitors.

Our agency networks and our virtual networks provide us with the ability to integrate services across all disciplines. This means that the delivery of these services can, and does, take place across agencies, networks and geographic regions simultaneously. Further, for the longer term, we believe that our virtual network strategy facilitates better integration of services required by the demands of the marketplace for advertising and marketing communications services. Our over-arching strategy for our business is to continue to use our virtual networks to grow our business relationships with our clients.

The various components of our business and material factors that affected us in 2009 are discussed in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") of this report. None of our acquisitions or dispositions in 2009, 2008 or 2007 were material to our consolidated financial position or results of operations. For information concerning our acquisitions, see Note 4 to our consolidated financial statements.

Geographic Regions and Segments: Our total revenue is almost evenly divided between U.S. and non-U.S. operations. For financial information concerning domestic and foreign operations and segment reporting, see our MD&A and Note 7 to our consolidated financial statements.

Our Clients: Consistent with the fundamentals of our business strategy, our agencies serve similar clients, in similar industries, and in many cases the same clients, across a variety of geographic regions and locations. Our clients participate in virtually all industry sectors of the global economy. Furthermore, in many cases, our agencies or networks serve different product groups within the same clients served by our other agencies or networks. For example, our largest client was served by more than 100 of our agencies in 2009 and represented 3.1% of our 2009 revenue. No other client accounted for more than 2.5% of our 2009 revenue. Our top 100 clients ranked by revenue were each served, on average, by more than 45 of our agencies in 2009 and collectively represented 50.4% of our 2009 revenue.

Our Employees: At December 31, 2009, we employed approximately 63,000 people. We are not party to any significant collective bargaining agreements. The skill-sets of our workforce across our agencies and within each discipline are similar. Common to all is the ability to understand a client's brand or product, its selling proposition and the ability to develop a unique message to communicate the value of the brand or product to the client's target audience. Recognizing the importance of this core competency, we have established tailored training and education programs for our service professionals around this competency. See our MD&A for a discussion of the effect of salary and related costs on our historical results of operations.

Executive Officers of the Registrant: Our executive officers as of February 11, 2010 are:

Name	Position	Age
Bruce Crawford	Chairman	81
John D. Wren	President and Chief Executive Officer	57
Randall J. Weisenburger	Executive Vice President and Chief Financial Officer	51
Peter Mead	Vice Chairman	70
Philip J. Angelastro	Senior Vice President Finance and Controller	45
Charles Brymer	President and Chief Executive Officer of DDB Worldwide	50
Thomas Carroll	President and Chief Executive Officer of TBWA Worldwide	54
Thomas L. Harrison	Chairman and Chief Executive Officer of Diversified Agency Services	62
Michael J. O'Brien	Senior Vice President, General Counsel and Secretary	48
Andrew Robertson	President and Chief Executive Officer of BBDO Worldwide	49
Daryl D. Simm	Chairman and Chief Executive Officer of Omnicom Media Group ("OMG")	48

All of the executive officers have held their present positions for at least five years except as specified below.

Charles Brymer was named President and CEO of DDB Worldwide in April 2006. Formerly, Mr. Brymer was the Chairman and CEO of Interbrand Group, a global brand consultancy firm.

Thomas Carroll was named Chief Executive Officer of TBWA Worldwide in December 2007, having been made President of TBWA Worldwide in September 2006. From August 2004 until September 2006, Mr. Carroll served as Vice Chairman of TBWA Worldwide. Prior to that, he was President of TBWA Americas.

Daryl Simm was named Chairman and Chief Executive Officer of Omnicom Media Group in November 2005. Mr. Simm previously held the position of President and CEO of OMG.

Additional information about our directors and executive officers appears under the captions "Corporate Governance," "Certain Transactions," "Election of Directors," "Executive Compensation" and "Stock Ownership" in our definitive proxy statement, which is expected to be filed by April 15, 2010.

Item 1A. Risk Factors

Global economic conditions could adversely impact our business and results of operations and financial position.

Contraction in the global economy led to reductions in advertising, marketing and corporate communications services spending by both our U.S. and international clients and was a significant factor to the year-over-year decrease in our revenue in 2009. The decline was broad-based across most industries and geographic areas. Despite recent economic improvement, a future economic downturn and a further reduction in consumer spending could result in further reduction in client spending levels that could adversely affect our business and results of operations and financial position.

Renewed turmoil in the credit markets could adversely impact our results of operations and financial position.

Renewed turmoil in the credit markets or a contraction in the availability of credit similar to the conditions experienced beginning in the third quarter of 2008 and continuing into 2009 would make it more difficult for businesses to meet their capital requirements and could lead clients to change their financial relationship with their vendors, including us. If that were to occur, we could require additional capital to fund the changes in our day-today working capital requirements. There is no assurance that such additional financing will be available on favorable terms, if at all. This could materially adversely impact our results of operations and financial position.

Additionally, during the recent credit crisis, several banks in the bank syndicate that supports our $2.5 billion credit facility received capital infusions from their central governments. In the event that a bank in our syndicate were to default on its obligation to fund its commitment under our credit facility or cease to exist and there was no successor entity, the credit facility provides that the remaining banks in the syndicate would only be required to fund advances requested under the credit facility on a pro rata basis up to their total commitment. As a result, the portion of the credit facility provided by the defaulting bank would not be available to us and we could require additional capital. Further, our $2.5 billion credit facility expires in June 2011. We expect to replace this facility with similar financing. There is no assurance that such financing will be available on comparable terms, if at all. This could materially adversely impact our results of operations and financial position.

In a period of severe economic downturn, the risk of a material loss related to purchases of media on behalf of our clients could significantly increase.

In many of our businesses we purchase media for our clients and act as an agent for a disclosed principal. We enter into contractual commitments with media providers on behalf of our clients at levels that substantially exceed our revenue in connection with the services we provide. These commitments are included in our accounts payable balance when the media services are delivered by the media providers. While operating practices vary by country, media type and media vendor, in the United States and certain foreign markets many of our contracts with media providers specify that if our client defaults on its payment obligations then we are not liable to the media providers under the legal theory of sequential liability until we have been paid for the media by our client. In other countries, we manage our risk in other ways, including evaluating and monitoring our clients' credit worthiness and, in many cases, requiring credit insurance or payment in advance. Further, in cases where we become committed to the media and it becomes apparent that a client may be unable to pay for the media, options are potentially available to us in the marketplace in addition to those cited above to mitigate the potential loss, including negotiating with media providers. This risk could significantly increase in periods of severe economic downturn. Such a loss could have a material adverse effect on our results of operations and financial position.

A reduction in client spending and a slowdown in client payments could materially adversely affect our working capital.

Working capital is a source of cash as we have historically run a negative working capital cycle during the year. This cycle occurs because our businesses incur costs on behalf of our clients, including when we place media and incur production costs. We generally require collection from our clients prior to our payment for the media and production cost obligations.

The global economic recession has caused and could continue to cause a reduction of the volume of client spending or a delay in the time our clients take to pay us which could negatively affect our working capital. Consequently, we could need to obtain additional financing. There is no assurance that such additional financing would be available on favorable terms, if at all. Such circumstances could therefore materially adversely affect our results of operations and financial position.

Companies periodically review and change their advertising, marketing and corporate communications services business models and relationships. If we are unable to remain competitive or retain key clients, our business and financial results may be materially adversely affected.

The markets in which we participate are highly competitive. Key competitive considerations for retaining existing business and winning new business include our ability to develop marketing solutions that meet client needs, the quality and effectiveness of the services we offer, and our ability to efficiently serve clients, particularly large international clients, on a broad geographic basis. While many of our client relationships are long-standing, clients put their advertising, marketing and corporate communications services business up for competitive review from time to time. We have won and lost accounts in the past as a result of these reviews. To the extent that we are not able to remain competitive or retain key clients, our revenue may be adversely affected, which could materially adversely affect our results of operations and financial position.

The success of our acquiring and retaining clients depends on our ability to avoid and manage conflicts of interest arising out of other client relationships and retention of key personnel.

Our ability to retain existing clients and to attract new clients may, in some cases, be limited by clients' perceptions of, or policies concerning, conflicts of interest arising out of other client relationships. If we are unable to maintain multiple agencies to manage multiple client relationships and avoid potential conflicts of interests, our business, results of operations and financial position may be materially adversely affected.

In addition, we may lose or fail to attract and retain key personnel. Our employees are our most important assets. Our ability to attract and retain key personnel is an important aspect of our competitiveness. If we are unable to attract and retain key personnel, our ability to provide our services in the manner our customers have come to expect may be adversely affected, which could harm our reputation and result in a loss of clients, which could have a material adverse effect on our results of operations and financial position.

We received approximately 50.4% of our revenue from our 100 largest clients in 2009, and the loss of several of these clients could adversely impact our prospects, business and results of operations and financial position.

Our clients generally are able to reduce advertising and marketing spending or cancel projects at any time on short notice for any reason. It is possible that our clients could reduce spending in comparison with historical patterns, or they could reduce future spending. A significant reduction in advertising and marketing spending by our largest clients, or the loss of several of our largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect our revenue and could have a material adverse effect on our results of operations and financial position.

Government regulations and consumer advocates may limit the scope of the content of our services, which could affect our ability to meet our clients' needs, which could have a material adverse effect on our business.

Government agencies and consumer groups directly or indirectly affect or attempt to affect the scope, content and manner of presentation of advertising, marketing and corporate communications services, through regulation or other governmental action. Any such limitation on the scope of the content of our services could affect our ability to meet our clients' needs, which could have a material adverse effect on our results of operations and financial position. In addition, there has been an increasing tendency on the part of businesses to resort to the judicial system to challenge advertising practices. Such claims by businesses or governmental agencies could have a material adverse effect on our results of operations and financial position in the future.

Government or legislative action may limit the tax deductibility of advertising expenditures by certain industries or for certain products and services. These actions would cause our clients affected by such actions to reduce their spending on our services which could have a material adverse effect on our results of operations and financial position.

We are a global service business and face certain risks of doing business abroad, including political instability and foreign exchange controls, which could have a material adverse effect on our results of operations.

We face the risks normally associated with global services businesses. The operational and financial performance of our businesses are typically tied to overall economic and regional market conditions, competition for client assignments and talented staff, new business wins and losses and the risks associated with extensive international operations. There are risks of doing business abroad, including those of political instability and foreign exchange controls, which do not affect domestic-focused firms. These risks could have a material adverse affect on our results of operations and financial position. For financial information on our operations by geographic area, see Note 7 to our consolidated financial statements.

We are exposed to risks from operating in developing countries.

We conduct business in numerous developing countries around the world. The risks associated with conducting business in developing countries can include slower payment of invoices, nationalization, social, political and economic instability and currency repatriation restrictions, among other risks. In addition, commercial laws in many of these countries can be vague, inconsistently administered and retroactively applied. If we are deemed not to be in compliance with applicable laws in developing countries where we conduct business, our prospects, business, financial position and results of operations in those countries could be harmed, which could then have a material adverse impact on our results of operations and financial position.

Holders of our convertible notes have the right to cause us to repurchase up to $726 million, in whole or in part, at specified dates in the future.

In June 2010, our 2033 Notes and 2038 Notes aggregating $467.5 million may be put back to us for repurchase and in July 2010, $252.7 million of our 2032 Notes may be put back to us for repurchase. If we are required to satisfy one or more puts to repurchase our convertible notes, we expect to have sufficient available cash and unused credit commitments to fund the puts. We also believe that we will still have capacity under our existing credit commitments sufficient to meet our cash requirements for the normal course of our business operations after any put event. However, in the event that our existing credit commitments or our cash flow from operations were to decrease, we might need to seek additional funding alternatives. There is no assurance that such additional financing would be available on comparable terms, if at all.

Downgrades of our debt credit ratings could adversely affect us.

Standard and Poor's Rating Service currently rates our long-term debt A-, Moody's Investors Service rates our long-term debt Baa1 and Fitch Ratings rates our long-term debt A-. Our short-term debt ratings are A2, P2 and F2 by the respective agencies. Our outstanding senior notes, convertible notes and existing bank credit facility do not contain provisions that require acceleration of cash payment upon a downgrade. The interest rates and fees on our bank credit facility, however, would increase if our long-term debt credit rating is downgraded. Additionally, our access to the capital markets could be adversely affected by adverse changes to the short- or long-term debt credit ratings assigned to us by independent rating agencies. Furthermore, the 2032 Notes, 2033 Notes and 2038 Notes are convertible at specified ratios if, in the case of the 2032 Notes, our long-term debt credit ratings are downgraded to BBB or lower by Standard & Poor's Ratings Service, or Baa3 or lower by Moody's Investors Service or in the case of the 2033 Notes and 2038 Notes to BBB- or lower by S&P, and Ba1 or lower by Moody's. These events would not, however, result in an adjustment of the number of shares issuable upon conversion and would not accelerate the holder's right to cause us to repurchase the notes.

We may be unsuccessful in evaluating material risks involved in completed and future acquisitions.

We regularly review potential acquisitions of businesses we believe may be complementary to our businesses and client needs. As part of the review we conduct business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite our efforts, we may be unsuccessful in ascertaining or evaluating all such risks. As a result, we might not realize the intended advantages of any given acquisition. If we fail to identify certain material risks from one or more acquisitions, our results of operations and financial position could be adversely affected.

Goodwill may become impaired.

In accordance with U.S. generally accepted accounting principles ("U.S. GAAP" or "GAAP"), we have recorded a significant amount of goodwill in our consolidated financial statements resulting from our acquisition activities, which principally represents the specialized know-how of the workforce at the agencies we have acquired. We test the carrying value of goodwill for impairment, at least annually at the end of the second quarter and whenever events or circumstances indicate the carrying value may not be recoverable, as discussed in Note 3 to our consolidated financial statements. The estimates and assumptions about future results of operations and cash flows made in connection with the impairment testing could differ from future actual results of operations and cash flows. While we have concluded, for each year presented in our financial statements included in this report, that our goodwill is not impaired, future events could cause us to conclude that the asset values associated with a given operation may become impaired. Any resulting non-cash impairment loss could materially adversely affect our results of operations and financial position.

We could be affected by future laws or regulations enacted in response to climate change concerns and other actions.

Although our companies may not be directly affected by current cap and trade laws and current requirements to reduce emissions, we could be in the future. However, we could also be affected indirectly by increased prices for goods or services provided to us by companies that are directly affected by these laws and regulations and pass their increased costs through to their customers. Additionally, to comply with potential future changes in environmental laws and regulations, we may need to incur additional costs. At this time, we cannot estimate what impact such costs may have on our results of operations and financial position.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We maintain office space in many major cities around the world. The facility requirements of our agencies are similar across geographic regions and disciplines and we believe that our facilities are in suitable and well-maintained condition for our current operations. Our facilities are primarily used for office and administrative purposes by our employees in performing professional services. Our principal corporate offices are at 437 Madison Avenue, New York, New York and One East Weaver Street, Greenwich, Connecticut. We also maintain executive offices in London, England; Shanghai, China; and Tokyo, Japan.

We lease substantially all our office facilities under operating leases that expire at various dates. Leases are generally denominated in the local currency of the operating entity. Office base rent expense was $377.1 million in 2009, $386.9 million in 2008 and $384.7 million in 2007, reduced by rent received from non-cancelable third-party subleases of $18.9 million, $22.8 million and $22.4 million, respectively.

Future minimum office base rents under terms of non-cancelable operating leases, reduced by rent receivable from existing non-cancelable third-party subleases, are as follows (dollars in millions):

	Net Rent
2010	$365.3
2011	298.1
2012	240.6
2013	191.5
2014	163.5
Thereafter	510.3

See Note 15 to our consolidated financial statements for a discussion of our lease commitments and our MD&A for the impact of leases on our operating expenses.

Item 3. Legal Proceedings

Beginning on June 13, 2002, several putative class actions were filed against us and certain senior executives in the United States District Court for the Southern District of New York. The actions have since been consolidated under the caption *In re Omnicom Group Inc. Securities Litigation*, No. 02-CV-4483 (RCC), on behalf of a proposed class of purchasers of our common stock between February 20, 2001 and June 11, 2002. The consolidated complaint alleges, among other things, that our public filings and other public statements during that period contained false and misleading statements or omitted to state material information relating to (1) our calculation of the organic growth component of period-to-period revenue growth, (2) our valuation of and accounting for certain internet investments made by our Communicade Group ("Communicade"), which we contributed to Seneca Investments LLC ("Seneca") in 2001, and (3) the existence and amount of certain contingent future obligations in respect of acquisitions. The complaint seeks an unspecified amount of compensatory damages plus costs and attorneys' fees. Defendants moved to dismiss the complaint and on March 28, 2005, the court dismissed portions (1) and (3) of the complaint detailed above. The court's decision denying the defendants' motion to dismiss the remainder of the complaint did not address the ultimate merits of the case, but only the sufficiency of the pleading. Defendants have answered the complaint. Discovery concluded in the second quarter of 2007. On April 30, 2007, the court granted plaintiff's motion for class certification, certifying the class proposed by plaintiffs. In the third quarter of 2007 defendants filed a motion for summary judgment on plaintiff's remaining claim. On January 28, 2008, the court granted defendants' motion in its entirety, dismissing all claims and directing the court to close the case. On February 4, 2008, the plaintiffs filed a notice of intent to appeal that decision to the United States Court of Appeals for the Second Circuit. The appeal has been fully briefed and oral argument before the Court of Appeals occurred on May 5, 2009. The defendants continue to believe that the allegations against them are baseless and intend to vigorously oppose plaintiff's appeal. Currently, we are unable to determine the outcome of this appeal and the effect on our financial position or results of operations. The outcome of this matter is inherently uncertain and may be affected by future events. Accordingly, there can be no assurance as to the ultimate effect of this matter.

We are also involved from time to time in various legal proceedings in the ordinary course of business. We do not presently expect that these proceedings will have a material adverse effect on our consolidated financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

Our annual shareholders' meeting has historically been held in the second quarter of the year. No matters were submitted to a vote of our shareholders during the last quarter of 2009.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common shares are listed on the New York Stock Exchange under the symbol "OMC." On February 11, 2010, we had 2,876 holders of record of our common shares.

The table below shows the range of quarterly high and low sales prices reported on the New York Stock Exchange Composite Tape for our common shares and the dividends paid per share for these periods.

Period	High	Low	Dividends Paid Per Share
2008			
First Quarter	$47.96	$40.86	$0.15
Second Quarter	50.16	43.74	0.15
Third Quarter	45.00	37.23	0.15
Fourth Quarter	38.42	22.02	0.15
2009			
First Quarter	$28.80	$20.09	$0.15
Second Quarter	33.21	23.01	0.15
Third Quarter	38.49	29.71	0.15
Fourth Quarter	39.99	34.24	0.15

Stock repurchase activity during the three months ended December 31, 2009 was as follows:

Period:	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 2009	27,558	$36.89	—	—
November 2009	2,226	36.74	—	—
December 2009	16,501	37.31	—	—
Total	46,285	$37.03	—	—

All purchases represent shares of stock withheld from employees to satisfy estimated tax obligations relating to the vesting of shares of restricted stock under the terms of our 2007 Incentive Award Plan. The value of the common stock that was withheld was based upon the closing price of our common stock on the applicable vesting dates.

There were no unregistered sales of equity securities during the three months ended December 31, 2009.

Item 6. Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and related notes that begin on page F-1 of this report, as well as our MD&A.

For the years ended December 31:	(Dollars in millions, except per share amounts) 2009	2008	2007	2006	2005
Revenue	$11,720.7	$13,359.9	$12,694.0	$11,376.9	$10,481.1
Operating Income	1,374.9	1,689.4	1,659.1	1,483.5	1,339.8
Net Income – Omnicom Group Inc	793.0	1,000.3	975.7	857.9	770.7
Net Income Per Common Share – Omnicom Group Inc.:					
Basic	2.54	3.17	2.95	2.47	2.11
Diluted	2.53	3.14	2.93	2.46	2.10
Dividends Declared Per Common Share	0.60	0.60	0.575	0.50	0.4625

At December 31:	2009	2008	2007	2006	2005
	(Dollars in millions)				
Cash and cash equivalents and short-term investments	$ 1,594.8	$ 1,112.4	$ 1,841.0	$ 1,928.8	$ 1,209.9
Total Assets	17,920.7	17,318.4	19,271.7	17,804.7	15,919.9
Long-Term Obligations:					
Long-term debt	1,494.6	1,012.8	1,013.2	1,013.2	18.2
Convertible debt	726.0	2,041.5	2,041.5	2,041.5	2,329.1
Other long-term liabilities	462.0	444.4	481.2	305.8	298.4

On June 25, 2007, pursuant to a two-for-one stock split which was effected in the form of a 100% stock dividend, each shareholder received one additional share of Omnicom Group Inc. common stock for each share held on June 6, 2007. In connection with the stock split, dividends declared per common share and Net Income per Common Share – Omnicom Group Inc. amounts for 2007, 2006 and 2005 have been retrospectively adjusted to reflect the stock split.

As of January 1, 2009, we retrospectively adopted revisions to U.S. GAAP included in the Accounting Standards Codification ("Codification") Topic 260, Earnings per Share with respect to participating securities and the two-class method of calculating earnings per share. All prior period Net Income per Common Share – Omnicom Group Inc. amounts have been retrospectively adjusted in accordance with these revisions.

Additionally, as of January 1, 2009, we retrospectively adopted revisions to U.S. GAAP included in Codification Topic 470, Debt with respect to our convertible debt and separately accounting for the liability and equity components. On adoption of the revisions, we have recorded additional interest expense, net of income taxes, of $6.1 million and $20.0 million in 2006 and 2005, respectively. These amounts represent the amount of the fair value of embedded conversion options. Net Income – Omnicom Group Inc. and Net Income per Common Share – Omnicom Group Inc. for 2006 and 2005, and Convertible Debt at December 31, 2005, have been adjusted to reflect the retrospective adoption of these revisions.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

We are a strategic holding company, providing professional services to clients through multiple agencies around the world. On a global, pan-regional and local basis, our agencies provide these services in the following disciplines: traditional media advertising, CRM, public relations and specialty communications. Our business model was built and continues to evolve around our clients. While our agencies operate under different names and frame their ideas in different disciplines, we organize our services around our clients. The fundamental premise of our business is that our clients' specific requirements should be the central focus in how we structure our business offerings and allocate our resources. This client-centric business model results in multiple agencies collaborating in formal and informal virtual networks that cut across internal organizational structures to deliver consistent brand messages for a specific client and execute against each of our client's specific marketing requirements. We continually seek to grow our business with our existing clients by maintaining our client-centric approach, as well as expanding our existing business relationships into new markets and with new clients. In addition, we pursue selective acquisitions of complementary companies with strong, entrepreneurial management teams that typically either currently serve or have the ability to serve our existing client base.

As one of the world's leading advertising, marketing and corporate communications companies, we operate in all major markets of the global economy. We have a large and diverse client base. Our largest client represented 3.1% of our revenue for the year ended December 31, 2009 and no other client accounted for more than 2.5% of our 2009 revenue. Our top 100 clients accounted for 50.4% of our 2009 revenue. Our business is spread across a significant number of industry sectors with no one industry comprising more than 16% of our 2009 revenue from our 1,000 largest clients. Although our revenue is generally balanced between the U.S. and international markets and we have a large and diverse client base, we are not immune to general economic downturns.

During the year, a difficult global economy and declining consumer spending and rising unemployment in most major markets and other factors led clients to reduce spending on the services that our agencies provide and therefore negatively impacted our revenue and our results of operations for 2009. In addition, the weakening of most major currencies against the U.S. Dollar commencing late in the third quarter of 2008 contributed to a reduction in our revenue through the third quarter of 2009. However, beginning late in the third quarter of 2009, most major currencies strengthened against the U.S. Dollar, resulting in an increase in our revenue as a result of foreign exchange impacts of approximately 3.9% in the fourth quarter of 2009 compared to the fourth quarter of 2008.

The decline in our 2009 revenue was broad-based across most industries and geographic areas. During previous periods of economic downturn, our industry experienced slower growth rates and industry-wide margin contractions. While business prospects in our industry have stabilized, continued economic uncertainty and reductions in consumer spending may result in further reductions in client spending levels that could adversely affect our results of operations and financial position. We have and will continue to closely monitor economic conditions, client spending and other factors, and in response, have taken and will take actions available to us to reduce costs and manage working capital. In the current economic environment, there can be no assurance as to the effects of future economic conditions, client spending patterns, client credit worthiness and other developments on us and whether and to what extent our efforts to respond to them will be effective.

Certain business trends have had a positive impact on our business and industry. These trends include our clients increasingly expanding the focus of their brand strategies from national markets to pan-regional and global markets and integrating traditional and non-traditional marketing channels, as well as utilizing interactive technologies and new media outlets. Additionally, in an effort to gain greater efficiency and effectiveness from their total marketing budgets, clients are increasingly requiring greater coordination of marketing activities and concentrating these activities with a smaller number of service providers. We believe these trends have benefitted our business in the past and, over the medium and long term, will continue to provide a competitive advantage to us.

Given our size and breadth, we manage our business by monitoring several financial indicators. The key indicators that we review are revenue and operating expenses.

We analyze revenue growth by reviewing the components and mix of the growth, including growth by major geographic location, growth by major marketing discipline, growth from currency fluctuations, growth from acquisitions and growth from our largest clients.

In recent years, our revenue has been divided almost evenly between domestic and international operations. In 2009, our revenue declined 12.3%, of which 3.4% was related to changes in foreign exchange rates, 0.2% was related to the acquisition of entities, net of entities disposed and 8.7%, was a decrease in organic growth. Almost one-third of the decline in revenue in 2009 that is unrelated to foreign exchange rates and acquisitions net of dispositions, was driven by reduced spending by our auto industry clients and another third from reduced spending by our clients on events and promotions and on advertising for recruitment. The remainder of the decline in 2009 was the result of an overall reduction in advertising and marketing spending by our clients. The total decline in revenue in 2009 compared to 2008, in our four fundamental disciplines was as follows: traditional media advertising, 10.0%; CRM, 12.9%; public relations, 14.8%, and specialty communications, 17.6%.

We measure operating expenses in two distinct cost categories: salary and service costs, and office and general expenses. Salary and service costs are primarily comprised of employee compensation related costs. Office and general expenses are primarily comprised of rent and occupancy costs, technology related costs and depreciation and amortization. Each of our agencies requires service professionals with a skill set that is similar across our disciplines. At the core of this skill set is the ability to understand a client's brand and its selling proposition, and the ability to develop a unique message to communicate the value of the brand to the client's target audience. The facility requirements of our agencies are similar across geographic regions and disciplines, and their technology requirements are generally limited to personal computers, servers and off-the-shelf software.

Because we are a service business, we monitor salary and service costs and office and general costs as a percentage of revenue. Salary and service costs tend to fluctuate in conjunction with changes in revenue. However, salary and service costs as a percentage of revenue increased slightly to 72.1% in 2009 compared to 71.6% in 2008, principally due to the year-over-year increase of $31.4 million in severance costs that included severance costs recorded in the fourth quarter of 2009 of $15.4 million related to the loss in the quarter of a client in the automotive sector. This reflects the actions we took to reduce our workforce and contain compensation related costs in the face of reduced client spending. Office and general expenses not directly related to servicing clients are less directly linked to changes in our revenue than salary and service costs. As a result, office and general expenses increased to 16.2% of revenue in 2009 compared to 15.8% in 2008.

Net income – Omnicom Group Inc. in 2009 decreased $207.3 million or 20.7% to $793.0 million from $1,000.3 million in 2008. The period-over-period decrease in net income – Omnicom Group Inc. is principally due to the factors described above, as well as the increase in pre-tax net interest expense for 2009 of $26.4 million. Diluted net income per common share – Omnicom Group Inc. decreased 19.4% to $2.53 in 2009, as compared to $3.14 in the prior year period.

Critical Accounting Policies and New Accounting Pronouncements

Critical Accounting Policies

We have prepared the following summary of our critical accounting policies to assist the reader in better understanding our financial statements and the related discussion in this MD&A. We believe that the following policies may involve a higher degree of judgment and complexity in their application and represent the critical accounting policies used in the preparation of our financial statements. Readers are encouraged to consider this summary together with our consolidated financial statements and the related notes, including our discussion in Note 3 setting forth our accounting policies in greater detail, for a more complete understanding of critical accounting policies discussed below.

Estimates: Our financial statements are prepared in conformity with U.S. GAAP and require us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including valuation allowances for receivables and deferred tax assets, accruals for incentive compensation and the disclosure of contingent liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during a reporting period. A fair value approach is used in testing goodwill for impairment under Codification Topic 350, Intangibles – Goodwill and Other and when evaluating cost-method investments that consist of ownership interests in non-public companies, to determine if an other-than-temporary impairment has occurred.

Acquisitions and Goodwill: We have historically made and expect to continue to make selective acquisitions. In making acquisitions, the price we pay is based on an evaluation of various factors, including specialized know-how, reputation, competitive position, geographic coverage and service offerings, as well as our experience and judgment.

On January 1, 2009, we adopted revisions to U.S. GAAP included in Codification Topic 805, Business Combinations. These revisions require, among other things that the acquirer record 100% of the goodwill acquired and the associated noncontrolling interest when less than 100% of the target is acquired, that all transaction costs are expensed as incurred and that a liability for contingent purchase price obligations (earn-outs), if any, is recorded at fair value at the acquisition date and is remeasured at each reporting period and changes in fair value are recorded in our results of operations. During 2009, we completed four acquisitions of new subsidiaries and made additional investments in companies in which we had an existing minority ownership interest. Total additions to goodwill for these transactions were $76.6 million. In addition, we made or accrued contingent purchase price payments of $133.2 million, which were included in goodwill.

A summary of our contingent purchase price obligations is set forth in the "Liquidity and Capital Resources" section of this MD&A. The amount of contingent purchase price obligations is based on future performance. Contingent purchase price obligations, for acquisitions completed prior to January 1, 2009 are accrued, in accordance with U.S. GAAP, when the contingency is resolved and payment is certain.

Our acquisition strategy has been focused on acquiring the expertise of an assembled workforce in order to continue to build upon the core capabilities of our various strategic business platforms and agency brands through the expansion of their geographic reach and/or their service capabilities to better serve our clients. Additional key factors we consider include the competitive position and specialized know-how of the acquisition targets. Accordingly, like most service businesses, a substantial portion of the intangible asset value that we acquire is the know-how of the people, which is treated as part of goodwill and, is not valued separately. For each of our acquisitions, we undertake a detailed review to identify other intangible assets and a valuation is performed for all such identified assets. The majority of the value of the identifiable intangible assets that we acquire is derived from customer relationships, including the related customer contracts. When making the necessary assumptions in valuing these identified intangible assets, we typically use an income approach and consider comparable market participant measurements. The expected benefits of our acquisitions are typically shared across multiple agencies as they work together to integrate the acquired agency into our client service strategy.

We evaluate goodwill for impairment at least annually at the end of the second quarter of the year. We identified our regional reporting units as components of our operating segments, which are our five agency networks. The regional reporting units of each agency network are responsible for the agencies in their region. They report to the segment managers and facilitate the administrative and logistical requirements of our client-centric strategy for delivering services to clients in their regions. We then concluded that for each of our operating segments, their regional reporting units had similar economic characteristics and should be aggregated for purposes of testing goodwill for impairment at the operating segment level. Our conclusion was based on a detailed analysis of the aggregation criteria set forth in the Codification. Consistent with the fundamentals of our business strategy, the agencies within our regional reporting units serve similar clients in similar industries, and in many cases the same clients. In addition, the agencies within our regional reporting units have similar economic characteristics, as the main economic components of each agency are the salary and service costs associated with providing professional services, the office and general costs associated with office space and occupancy, and the provision of technology requirements which are generally limited to personal computers, servers and off-the-shelf software. Finally, the expected benefits of our acquisitions are typically shared across multiple agencies and regions as they work together to integrate the acquired agency into our client service strategy.

Estimates and Assumptions — Goodwill Impairment Review: We use the following valuation methodologies to determine the fair value of our reporting units, including: (1) the income approach which utilizes discounted expected future cash flows, (2) comparative market participant multiples for EBITDA (earnings before interest expense, income taxes, depreciation and amortization), and (3) when available, consideration of recent and similar purchase acquisition transactions.

In the latter part of 2008, contraction in the global economy, a decline in consumer spending, rising unemployment and other factors accelerated the global recession. The global recession reduced clients' spending on the services that our agencies provide. As a result, our revenue and profit declined in the fourth quarter of 2008 compared to the fourth quarter of the prior year. A significant adverse change in business conditions typically triggers an evaluation of goodwill for impairment prior to the required annual review. Although the decline we experienced in our business on a constant currency basis in the fourth quarter was not significant, given the generally negative economic environment, we updated our impairment analyses for each of our reporting units as of December 31, 2008 and concluded that our goodwill was not impaired.

In applying the income approach, we use estimates to derive the expected discounted cash flows ("DCF") for each reporting unit, which serve as the basis of our valuation. These estimates and assumptions include revenue growth and operating margin, tax rates, capital expenditures, weighted average cost of capital and related discount rates and expected long-term cash flow growth rates. All these estimates and assumptions are affected by conditions specific to our businesses, economic conditions related to the industry in which we operate, as well as, conditions in the global economy. The assumptions which have the most significant affect on our valuations derived using a DCF methodology are: (1) the expected long-term growth rate of our reporting units' cash flows and (2) the weighted average cost of capital ("WACC").

The range of assumptions used for the long-term growth rate and WACC in our evaluation as of June 30, 2009 and December 31, 2008 are as follows:

	June 30, 2009	December 31, 2008
Long-Term Growth Rate	4.5%	4.5%
WACC	11.1% – 11.8%	12.9% – 13.5%

Long-term growth rates represent the expected long-term growth rate for the industry in which we operate and the global economy. The average historical revenue growth rate of our reporting units for the past eight years was approximately 10.0% and the average nominal GDP growth of the countries comprising our major markets which account for substantially all of our revenue ("Average Nominal GDP") was 6.1% over the same period. We considered this history when determining the long-term growth rates to be used in both our interim impairment test at December 31, 2008 and in our annual impairment test at June 30, 2009. We believe marketing expenditures over the long term have a high correlation to GDP. We also believe, based on our historical performance, that our long-term growth rate will exceed Average Nominal GDP growth.

The risk-adjusted discount rate used in our DCF analysis represents the estimated WACC for each of our reporting units. The WACC is comprised of (1) a risk-free rate of return, (2) a business risk index ascribed to us and to companies in our industry comparable to our reporting units based on a market derived variable that measures the volatility of the share price of equity securities relative to the volatility of the overall equity market, (3) an equity risk premium that is based on the rate of return on equity of publicly traded companies with business characteristics comparable to our reporting units, and (4) the current after-tax market rate of return on debt of companies with business characteristics similar to our reporting units, each weighted by the relative market value percentages of our equity and debt.

Although the risk-free rate of return increased during the first half of 2009, several other components of our WACC decreased during the first half of 2009. These decreases, which more than offset the increase in the risk-free rate and caused our overall assumed WACC to decline, were comprised of a decrease in the business risk index ascribed to us and to companies in our industry comparable to our reporting units; a systemic decrease in the risk premium on equity securities; and a decrease in the cost of corporate debt in the marketplace. The business risk index is based on a market-derived variable that measures the volatility of the share price of equity securities relative to the volatility of the overall equity market. The index for the companies in our industry comparable to our reporting units, as well as the index assigned to us, has been trending downward, except for a significant increase in the index late in 2008. The general decrease in risk premiums on equity securities compared to year-end 2008 is a result of the gradual return of investors to the equity markets in the first half of 2009. The decrease in the cost of corporate debt is a result of the narrowing of credit spreads on corporate debt that was attributable to the overall improvement in the capital markets in the first half of 2009 relative to the latter part of 2008.

Additionally, when performing our interim impairment test as of December 31, 2008 and estimating the future cash flows of all of our reporting units, we considered the changes in the economic environment that occurred in late 2008 as well as the economic outlook in early 2009. We experienced a reduction in our revenue in the fourth quarter of 2008 of 7.0% and had less visibility than we historically have had at that time regarding near-term client spending plans. This led us to estimate, for purposes of performing our interim impairment test, a reduction in our revenue and cash flows for 2009 compared to 2008, for all of our reporting units and zero growth from those reduced levels for 2010 for all of our reporting units. For the purposes of performing our interim impairment test, we estimated that growth would return in 2011 at levels below our historical growth rates for an interim four-year period.

When performing our annual impairment test as of June 30, 2009 and estimating the future cash flows of all of our reporting units, we also considered the changes in the economic environment that occurred in late 2008 as well as the economic outlook in mid-year 2009. Although we experienced a reduction in our revenue in the first half of 2009 of 15.8%, of which 7.3% was due to foreign exchange movements, our visibility regarding near-term client-spending plans improved compared to the fourth quarter of 2008. This led us to estimate for an interim five-year period, for purposes of performing our annual impairment test, a large reduction in our revenues and cash flows for the second half of 2009 compared to 2008, for all of our reporting units and 2% growth from those reduced levels for 2010 for all of our reporting units, with growth slowly increasing in subsequent years, but at levels well below our historical growth rates.

For both our interim test as of December 31, 2008 and our annual test as of June 30, 2009, beginning in 2014 and 2015, respectively, we used an estimated long-term growth rate of 4.5% for all of our reporting units.

Sensitivity Analysis and Conclusion — Goodwill Impairment Review: Consistent with the fundamentals of our business strategy, the agencies within our reporting units serve similar clients in similar industries, and in many cases the same clients. In addition, the agencies within our reporting units have similar economic characteristics, as the main economic components of each agency are the salary and service costs associated with providing professional services, the office and general costs associated with office space and occupancy, and the provision of technology requirements that are generally limited to personal computers, servers and off-the-shelf software.

Our reporting units do vary in size with respect to revenue and the amount of debt allocated to them. These differences drive the variations in fair value among our reporting units. In addition, these differences as well as differences in book value, including goodwill, cause the variations in the amount by which fair value exceeds book value among the reporting units. The reporting unit goodwill balances and debt vary by reporting unit primarily because our three legacy agency networks were acquired at the formation of Omnicom and were accounted for as a pooling of interest that did not result in any additional debt or goodwill being recorded. The remaining two agency networks, including Reporting Unit 5, were built through a combination of internal growth and acquisitions that were accounted for as purchase transactions and as a result, they have a relatively higher amount of goodwill and debt.

The decline in the fair value of our reporting units that would need to occur in order to fail step one of our goodwill impairment test (the "Threshold") is as follows (dollars in millions):

	June 30, 2009		December 31, 2008	
Reporting Units	**Goodwill**	**Threshold**	**Goodwill**	**Threshold**
1 and 2	$1,769.9	>55%	$1,731.7	>55%
3 and 4	$2,099.2	>70%	$2,010.6	>85%
5	$3,577.5	>50%	$3,477.9	>20%

At December 31, 2008, Reporting Unit 5 had the highest total revenue, operating profit and enterprise value of our five reporting units, and its fair value (net of debt) approximated the average of the total fair value of all of our reporting units. However, because it had the highest book value and debt relative to the other reporting units, it had the lowest Threshold as of December 31, 2008. The long-term growth rate needed to achieve our future cash flow projections for Reporting Unit 5 to avoid failing step one of our December 31, 2008 interim goodwill impairment test and thus potentially having a goodwill impairment charge was approximately 3.0%. This growth rate would represent a 30% reduction in the long-term growth rate of 4.5% that we used in performing our interim impairment test at December 31, 2008. We concluded that the fair value of each of our reporting units exceeded their respective book values and therefore, our goodwill was not impaired at December 31, 2008, the date of our interim impairment test.

Based on the analysis described above, we concluded that our goodwill was not impaired as of June 30, 2009, because the fair values of each of our reporting units were substantially in excess of their respective net book values. Notwithstanding our belief that the assumptions we used in our impairment testing for our WACC and long-term growth rate are reasonable, we performed a sensitivity analysis for each of our reporting units. The results of this sensitivity analysis for our annual impairment test as of June 30, 2009 revealed that if our WACC was increased by 1%, and/or our long-term growth rate was decreased by 1%, the fair value of each of our reporting units would continue to be substantially in excess of their respective net book values and pass step one of the impairment test.

We plan to continue to perform our impairment test at the end of the second quarter of each year unless certain events or circumstances trigger the need for an interim evaluation for impairment. The estimates we use in testing our goodwill for impairment do not constitute forecasts or projections of future results of operations, but rather are estimates and assumptions based on historical results and assessments of macroeconomic factors affecting our reporting units. We believe that our estimates and assumptions are reasonable, but they are subject to change from period to period. Actual results of operations and other factors will likely differ from the estimates used in our discounted cash flow valuation and it is possible that differences could be material. A change in the estimates we use could result in a decline in the estimated fair value of one or more of our reporting units from the amounts derived as of our latest valuation and could cause us to fail step one of our goodwill impairment test if the estimated fair value for the reporting unit is less than the carrying value of the net assets of the reporting unit, including its goodwill. A large decline in estimated fair value of a reporting unit could result in a non-cash impairment charge and may have an adverse effect on our results of operations and financial position.

Subsequent to our annual evaluation of the carrying value of goodwill at the end of the second quarter of 2009, there were no events or circumstances that triggered the need for an interim evaluation for impairment. In addition, our actual results for revenue growth and cash flows for 2009 have approximated the assumptions used in our testing as of June 30, 2009. Further, those assumptions for revenue growth and cash flows for all reporting units for 2010 are less than or equal to our most current forecast for 2010 revenue growth and cash flows as of

December 31, 2009. In addition, the comparable market participant multiples of EBITDA we used in our June 30, 2009 valuation have improved as of December 31, 2009. Based on these factors, we did not perform an interim impairment evaluation on the carrying value of our goodwill at December 31, 2009.

Additional information about acquisitions and goodwill appears in Notes 3 and 5 to our consolidated financial statements.

Revenue Recognition: We recognize revenue in accordance with Codification Topic 605, Revenue Recognition and applicable SEC Staff Accounting Bulletins. Substantially all of our revenue is derived from fees for services or a rate per hour, or equivalent basis, and revenue is realized when the service is performed in accordance with terms of each client arrangement, upon completion of the earnings process and when collection is reasonably assured. We record revenue net of sales tax, use tax and value added tax. Certain of our businesses earn a portion of their revenue as commissions based upon performance in accordance with client arrangements.

These principles are the foundation of our revenue recognition policy and apply to all client arrangements in each of our service disciplines – traditional media advertising, CRM, public relations and specialty communications.

More specifically, our policy requires the following key elements to be satisfied prior to recognizing revenue: persuasive evidence of an arrangement must exist; the sales price must be fixed or determinable; delivery, performance and acceptance must be in accordance with the client arrangement; and collection is reasonably assured.

Because the services that we provide across each of our disciplines are similar and delivered to clients in similar ways, all of the key elements set forth above apply to client arrangements in each of our four disciplines.

In the majority of our businesses, we act as an agent and record revenue equal to the net amount retained, when the fee or commission is earned. Although we may bear credit risk in respect of these activities, the arrangements with our clients are such that we act as an agent on their behalf. In these cases, costs incurred with external suppliers are excluded from our revenue. In accordance with certain arrangements, we act as principal and we contract directly with suppliers for media payments and third-party production costs and are responsible for payment. In connection with these arrangements, revenue is recorded at the gross amount billed since revenue has been earned for the sale of goods or services.

A small portion of our contractual arrangements with clients include performance incentive provisions designed to link a portion of our revenue to our performance relative to both quantitative and qualitative goals. We recognize this portion of revenue when the specific quantitative goals are achieved, or when our performance against qualitative goals is determined by our clients. Additional information about our revenue recognition appears in Note 3 to our consolidated financial statements.

Employee Share-Based Compensation: A fair value approach is used in determining the award value of share-based employee compensation in accordance with Codification Topic 718, Compensation – Stock Compensation. We utilize the Black-Scholes option valuation model to determine the fair value of option awards. This valuation model uses several assumptions and estimates such as expected life, rate of risk free interest, volatility and dividend yield. If different assumptions and estimates were used to determine the fair value, our actual results of operations and cash flows would likely differ from the estimates used and it is possible that differences and changes could be material. Additional information about these assumptions and estimates appears in Note 3 to our consolidated financial statements.

Pre-tax share-based employee compensation expense for the years ended December 31, 2009, 2008 and 2007, was $78.6 million, $59.3 million and $68.7 million, respectively. Information about our specific awards and stock plans can be found in Note 10 to our consolidated financial statements.

New Accounting Pronouncements

In addition to those discussed previously, additional information regarding new accounting guidance can also be found in Note 2 to our consolidated financial statements. Note 3 to our consolidated financial statements also includes a summary of our significant accounting policies.

Financial Results from Operations — 2009 Compared with 2008

	Year Ended December 31, (Dollars in millions, except per share amounts)	
	2009	2008
Revenue	$11,720.7	$13,359.9
Operating Expenses:		
Salary and service costs	8,450.6	9,560.2
Office and general expenses	1,895.2	2,110.3
	10,345.8	11,670.5
Operating Income	1,374.9	1,689.4
Interest expense	122.2	124.6
Interest income	21.5	50.3
Income Before Income Taxes and Income from Equity Method Investments	1,274.2	1,615.1
Income Tax Expense	433.6	542.7
Income from Equity Method Investments	30.8	42.0
Net Income	871.4	1,114.4
Less: Net Income Attributed to Noncontrolling Interests	78.4	114.1
Net Income – Omnicom Group Inc	$ 793.0	$ 1,000.3
Net Income Per Common Share – Omnicom Group Inc.:		
Basic	$ 2.54	$ 3.17
Diluted	2.53	3.14
Dividends Declared Per Common Share	$ 0.60	$ 0.60

The following analysis gives further details and insight into our 2009 financial performance.

Fourth Quarter 2009: In the fourth quarter of 2009, we recorded a net gain of $32.4 million related to transactions with affiliated companies. The net gain was comprised of a $41.3 million gain resulting from the remeasurement to fair value, in accordance with Codification Topic 805, of our existing ownership interest in an affiliated company in which we acquired a majority stake in December 2009 and was partially offset by impairment charges of $8.9 million principally related to the loss on the sale of an investment in an affiliated company in January 2010. Also in the fourth quarter of 2009, we took a charge of $33.2 million in connection with the loss in the quarter of a significant client in the automotive sector, primarily for severance and lease termination costs. Salary and service costs for 2009 reflect an increase in severance costs of $15.4 million related to the client loss. Office and general expenses for 2009 reflect a decrease of $14.6 million related to the remeasurement gain of $41.3 million, offset by lease termination costs of $17.8 million related to the client loss and the impairment charges of $8.9 million on investments in affiliated companies.

Revenue: Our 2009 revenue decreased 12.3% to $11,720.7 million from $13,359.9 million in 2008. The effect of foreign exchange impacts decreased revenue by $454.3 million, acquisitions net of dispositions, decreased revenue by $30.8 million and organic growth decreased revenue by $1,154.1 million. The components of total 2009 revenue changes in the U.S. ("domestic") and the remainder of the world ("international") are summarized below (dollars in millions):

	Total		Domestic		International	
	$	%	$	%	$	%
December 31, 2008	$13,359.9	—	$6,890.0	—	$6,469.9	—
Components of revenue change:						
Foreign exchange impact	(454.3)	(3.4)%	—	—	(454.3)	(7.0)%
Acquisitions, net of dispositions	(30.8)	(0.2)%	(41.0)	(0.6)%	10.2	0.2%
Organic	(1,154.1)	(8.7)%	(670.6)	(9.7)%	(483.5)	(7.5)%
December 31, 2009	$11,720.7	(12.3)%	$6,178.4	(10.3)%	$5,542.3	(14.3)%

The components and percentages are calculated as follows:

- The foreign exchange impact component shown in the table is calculated by first converting the current period's local currency revenue using the average exchange rates from the equivalent prior period to arrive at a constant currency revenue (in this case $12,175.0 million for the Total column in the table for the year). The foreign exchange impact equals the difference between the current period revenue in U.S. Dollars and the current period revenue in constant currency (in this case $11,720.7 million less $12,175.0 million for the Total column in the table for the year).
- The acquisition component shown in the table is calculated by aggregating the applicable prior period revenue of the acquired businesses. Netted against this number is the revenue of any business included in the prior period reported revenue that was disposed of subsequent to the prior period.
- The organic component shown in the table is calculated by subtracting both the foreign exchange and acquisition revenue components from total revenue growth.
- The percentage change shown in the table of each component is calculated by dividing the individual component amount by the prior period revenue base of that component (in this case $13,359.9 million for the Total column in the table for the year).

The components of 2009 revenue and revenue change for the full year in our primary geographic markets are summarized and discussed below (dollars in millions):

	2009 Compared to 2008	
	Revenue	% Change
United States	$ 6,178.4	(10.3)%
Euro Markets	2,551.3	(14.6)%
United Kingdom	1,045.3	(21.1)%
Other	1,945.7	(9.7)%
Total	$11,720.7	(12.3)%

For the full year 2009, foreign exchange impacts decreased our revenue by $454.3 million. Beginning late in the third quarter of 2008 and continuing through the third quarter of 2009, the U.S. Dollar strengthened against most other major currencies, such as the British Pound, Euro, Canadian Dollar, Brazilian Real and Australian Dollar.

For the fourth quarter of 2009, foreign exchange impacts increased our international revenue by $130.5 million. The most significant impacts resulted from the weakening of the U.S. Dollar against the British Pound, Euro, Brazilian Real, Australian Dollar, and Korean Won.

Assuming exchange rates at February 15, 2010 remain unchanged, we expect foreign exchange impacts to increase our full year 2010 revenue by less than 1.0%.

Additional geographic information relating to our business is contained in Note 7 to our consolidated financial statements.

Due to a variety of factors, in the normal course, our agencies both gain and lose business from clients each year. The net result in 2009 was an overall gain in new business. Under our client-centric approach, we seek to broaden our relationships with our largest clients. Revenue from our single largest client represented 3.1% and 2.8% of our revenue in 2009 and 2008, respectively. No other client represented more than 2.5% of revenue in 2009 or more than 2.1% of revenue in 2008. Our ten largest and 100 largest clients represented 17.8% and 50.4% of our 2009 revenue, respectively, and 16.7% and 47.4% of our 2008 revenue, respectively.

Driven by our clients' continuous demand for more effective and efficient branding activities, we strive to provide an extensive range of advertising, marketing and corporate communications services through various client-centric networks that are organized to meet specific client objectives. These services include advertising, brand consultancy, crisis communications, custom publishing, database management, digital and interactive marketing, direct marketing, entertainment marketing, environmental design, experiential marketing, field marketing, financial / corporate business-to-business advertising, graphic arts, healthcare communications, instore design, investor relations, marketing research, media planning and buying, mobile marketing services, multi-cultural marketing, nonprofit marketing, organizational communications, package design, product placement, promotional marketing, public affairs, public relations, recruitment communications, reputation consulting, retail marketing, search engine marketing and sports and event marketing. In an effort to monitor the changing needs of our clients and to further expand the scope of our services to key clients, we monitor revenue across a broad range of disciplines and group them into the following four disciplines as summarized below: traditional media advertising, CRM, public relations and specialty communications.

	Year Ended December 31, (Dollars in millions)					
	2009		2008		2009 vs 2008	
	Revenue	% of Revenue	Revenue	% of Revenue	$ Change	% Change
Traditional media advertising	$ 5,195.0	44.3%	$ 5,772.7	43.2%	$ (577.7)	(10.0)%
CRM	4,383.1	37.4%	5,031.0	37.7%	(647.9)	(12.9)%
Public relations	1,075.3	9.2%	1,261.7	9.4%	(186.4)	(14.8)%
Specialty communications	1,067.3	9.1%	1,294.5	9.7%	(227.6)	(17.6)%
	$11,720.7		$13,359.9		$(1,639.2)	(12.3)%

Operating Expenses: Our 2009 operating expenses decreased $1,324.7 million, or 11.4%, to $10,345.8 million from $11,670.5 million in 2008, as shown below.

	Year Ended December 31, (Dollars in millions)							
	2009			2008			2009 vs 2008	
	$	% of Revenue	% of Total Operating Expenses	$	% of Revenue	% of Total Operating Expenses	$ Change	% Change
Revenue	$11,720.7			$13,359.9			$(1,639.2)	(12.3)%
Operating Expenses:								
Salary and service costs	8,450.6	72.1%	81.7%	9,560.2	71.6%	81.9%	(1,109.6)	(11.6)%
Office and general expenses	1,895.2	16.2%	18.3%	2,110.3	15.8%	18.1%	(215.1)	(10.2)%
Total Operating Expenses	10,345.8	88.3%		11,670.5	87.4%		(1,324.7)	(11.4)%
Operating Income	$ 1,374.9	11.7%		$ 1,689.4	12.6%		$ (314.5)	(18.6)%

Salary and services costs are comprised of salary and related costs and direct service costs. Salary and service costs decreased $1,109.6 million in 2009 compared to 2008. This reflects actions we took to reduce our workforce and contain compensation related costs in the face of reduced client spending. Salary and service costs as a percentage of revenue increased slightly to 72.1% in 2009 compared to 71.6% in 2008, principally due to the year-over-year increase in severance costs of $31.4 million that included severance costs recorded in the fourth quarter of $15.4 million related to the loss in the quarter of a client in the automotive sector.

Office and general expenses represented 18.3% and 18.1% of our operating expenses in 2009 and 2008, respectively. Office and general expenses as a percentage of revenue increased 0.4% in 2009 compared to 2008. These costs were comprised of office and equipment rents, technology costs and depreciation, amortization of identifiable intangible assets, professional fees and other overhead expenses, and were less directly linked to changes in our revenue. Excluding the net impact of the remeasurement gain, lease termination costs and impairment charges in the fourth quarter of 2009 totaling $14.6 million, office and general expenses decreased $200.5 million in 2009 compared to 2008. This decrease was primarily a result of our cost containment activities.

Net Interest Expense: Our net interest expense increased to $100.7 million in 2009, as compared to $74.3 million in 2008. Our gross interest expense decreased by $2.4 million to $122.2 million. The decrease in gross interest expense was primarily due to lower interest rates and lower borrowings under our credit facility and commercial paper issuances that substantially offset the increased interest resulting from our 6.25% Senior Notes issued on July 1, 2009. Our gross interest income decreased $28.8 million to $21.5 million in 2009. This decrease was attributable to lower investment rates and foreign exchange impacts on the interest earned on our foreign cash balances.

See "Liquidity and Capital Resources" and "Quantitative and Qualitative Disclosures About Market Risk" for a discussion of our indebtedness and related matters.

Income Taxes: Our 2009 consolidated effective income tax rate was 34.0%, which is slightly higher than our 2008 rate of 33.6%. The increase in our effective tax rate was caused by higher foreign taxes, including a tax expense incurred in 2009 of $12.9 million due to the resolution of an uncertain tax position for a foreign subsidiary. This was substantially offset by a reduction in income tax expense in 2009 of $11.0 million from the recognition of foreign income tax credits.

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law. The ARRA provides an election where qualifying cancellation of indebtedness income can be deferred and included in taxable income ratably over the five taxable years beginning in 2014 and ending in 2018. During the first quarter of 2009, we retired $295.2 million of our 2031 Notes. The retirement of the 2031 Notes resulted in a tax liability of approximately $73 million. During the third quarter of 2009, we retired $474.3 million of our 2032 Notes. The retirement of the 2032 Notes resulted in a tax liability of approximately $105 million.

In the first quarter of 2009, $841.2 million of our 2031 Notes were put back to us for purchase at par and $295.2 million of the 2031 Notes were repurchased and retired. A partnership that we controlled purchased the remaining $546.0 million of the 2031 Notes that were put. During the fourth quarter of 2009, the partnership was liquidated and the $546.0 million of our 2031 Notes held by the partnership were permanently retired. The retirement of these 2031 Notes resulted in a tax liability of approximately $150 million.

These liabilities, which were previously recorded, are included in our balance sheet in our deferred tax liabilities. In accordance with ARRA, we expect to pay them during the deferral period beginning in 2014 and through 2018.

Net Income Per Common Share – Omnicom Group Inc.: For the foregoing reasons, our net income – Omnicom Group Inc. in 2009 decreased $207.3 million, or 20.7%, to $793.0 million from $1,000.3 million in 2008. Diluted net income per common share – Omnicom Group Inc. decreased 19.4% to $2.53 in 2009, as compared to $3.14 in the prior year. This period-over-period decrease was smaller than the decrease in net income – Omnicom Group Inc. due to the reduction in our weighted average common shares outstanding.

Financial Results from Operations — 2008 Compared with 2007

	Year Ended December 31, (Dollars in millions, except per share amounts)	
	2008	2007
Revenue	$13,359.9	$12,694.0
Operating Expenses:		
Salary and service costs	9,560.2	9,008.2
Office and general expenses	2,110.3	2,026.7
	11,670.5	11,034.9
Operating Income	1,689.4	1,659.1
Interest expense	124.6	106.9
Interest income	50.3	32.9
Income Before Income Taxes and Income from Equity Method Investments	1,615.1	1,585.1
Income Tax Expense	542.7	536.9
Income from Equity Method Investments	42.0	38.4
Net Income	1,114.4	1,086.6
Less: Net Income Attributed to Noncontrolling Interests	114.1	110.9
Net Income – Omnicom Group Inc.	$ 1,000.3	$ 975.7
Net Income Per Common Share – Omnicom Group Inc.:		
Basic	$ 3.17	$ 2.95
Diluted	3.14	2.93
Dividends Declared Per Common Share	$ 0.60	$ 0.575

The following analysis gives further details and insight into our 2008 financial performance.

Revenue: Our 2008 revenue increased 5.2% to $13,359.9 million from $12,694.0 million in 2007. The effect of foreign exchange impacts increased revenue by $163.9 million. Acquisitions, net of dispositions, increased 2008 revenue by $128.1 million and organic growth increased revenue by $373.9 million. The components of total 2008 revenue growth in the U.S. ("domestic") and the remainder of the world ("international") are summarized below (dollars in millions):

	Total		Domestic		International	
	$	%	$	%	$	%
December 31, 2007	$12,694.0	—	$6,704.2	—	$5,989.8	—
Components of revenue changes:						
Foreign exchange impact	163.9	1.3%	—	—	163.9	2.7%
Acquisitions, net of dispositions	128.1	1.0%	70.3	1.1%	57.8	1.0%
Organic	373.9	2.9%	115.5	1.7%	258.4	4.3%
December 31, 2008	$13,359.9	5.2%	$6,890.0	2.8%	$6,469.9	8.0%

Our fourth quarter 2008 revenue decreased 7.0% to $3,371.3 million from $3,626.0 million in the fourth quarter of 2007. The effect of foreign exchange impacts decreased revenue by $210.7 million. Acquisitions, net of dispositions, increased fourth quarter 2008 revenue by $39.2 million and organic growth decreased revenue by $83.2 million. The components of total fourth quarter 2008 revenue in the U.S. ("domestic") and the remainder of the world ("international") are summarized below (dollars in millions):

	Total		Domestic		International	
	$	%	$	%	$	%
December 31, 2007	$3,626.0	—	$1,845.9	—	$1,780.1	—
Components of revenue change:						
Foreign exchange impact	(210.7)	(5.8)%	—	—	(210.7)	(11.8)%
Acquisitions, net of dispositions	39.2	1.1%	20.0	1.1%	19.2	1.0%
Organic	(83.2)	(2.3)%	(106.4)	(5.8)%	23.2	1.3%
December 31, 2008	$3,371.3	(7.0)%	$1,759.5	(4.7)%	$1,611.8	(9.5)%

During the second half of 2008, we experienced a decline in the rate of growth of our revenue compared to the second half of 2007. Client spending began to contract in the last half of 2008 and the contraction accelerated in the fourth quarter of 2008. The decline was broad-based across all industry segments and geographic areas.

The components and percentages are calculated as follows:

- The foreign exchange impact component shown in the table is calculated by first converting the current period's local currency revenue using the average exchange rates from the equivalent prior period to arrive at a constant currency revenue (in this case $13,196.0 million and $3,582.0 million for the Total column in the table for the year and quarter, respectively). The foreign exchange impact equals the difference between the current period revenue in U.S. Dollars and the current period revenue in constant currency (in this case $13,359.9 million less $13,196.0 million and $3,371.3 million less $3,582.0 million for the Total column in the table for the year and quarter, respectively).
- The acquisition component shown in the table is calculated by aggregating the applicable prior period revenue of the acquired businesses. Netted against this number is the revenue of any business included in the prior period reported revenue that was disposed of subsequent to the prior period.
- The organic component shown in the table is calculated by subtracting both the foreign exchange and acquisition revenue components from total revenue growth.
- The percentage change shown in the table of each component is calculated by dividing the individual component amount by the prior period revenue base of that component (in this case $12,694.0 million and $3,626.0 million for the Total column in the table for the year and quarter, respectively).

The components of 2008 revenue and revenue growth for the full year in our primary geographic markets are summarized and discussed below (dollars in millions):

	2008 Compared to 2007	
	Revenue	% Change
United States	$ 6,890.0	2.8%
Euro Markets	2,988.8	10.2%
United Kingdom	1,325.4	(4.9)%
Other	2,155.7	14.4%
Total	$13,359.9	5.2%

For the full year 2008, foreign exchange impacts increased our international revenue by $163.9 million. The most significant impacts resulted from the strengthening, especially during the first half of the year, of the Euro, Japanese Yen and Brazilian Real against the U.S. Dollar, which was offset primarily by the decline of the British Pound and Korean Won against the U.S. Dollar. Beginning in the third quarter of 2008 and especially during the last four months of the year, the U.S. Dollar strengthened against most other major currencies. However, the foreign exchange impact for the year was still positive.

Additional geographic information relating to our business is contained in Note 7 to our consolidated financial statements.

Due to a variety of factors, in the normal course, our agencies both gain and lose business from clients each year. The net result in 2008 was an overall gain in new business. Under our client-centric approach, we seek to broaden our relationships with our largest clients. Revenue from our single largest client represented 2.8% of our revenue in both 2008 and 2007. No other client represented more than 2.1% of revenue in 2008 or more than 2.4% of revenue in 2007. Our ten largest and 100 largest clients represented 16.7% and 47.4% of our 2008 revenue, respectively, and 16.7% and 46.2% of our 2007 revenue, respectively.

Driven by our clients' continuous demand for more effective and efficient branding activities, we strive to provide an extensive range of advertising, marketing and corporate communications services through various client-centric networks that are organized to meet specific client objectives. These services include advertising, brand consultancy, crisis communications, custom publishing, database management, digital and interactive marketing, direct marketing, directory advertising, entertainment marketing, environmental design, experiential marketing, field marketing, financial / corporate business-to-business advertising, graphic arts, healthcare communications, instore design, investor relations, marketing research, media planning and buying, mobile marketing services, multi-cultural marketing, non-profit marketing, organizational communications, package design, product placement, promotional marketing, public affairs, public relations, recruitment communications, reputation consulting, retail marketing, search engine marketing and sports and event marketing. In an effort to monitor the changing needs of our clients and to further expand the scope of our services to key clients, we monitor revenue across a broad range of disciplines and group them into the following four disciplines as summarized below: traditional media advertising, CRM, public relations and specialty communications.

	Year Ended December 31, (Dollars in millions)					
	2008		2007		2008 vs 2007	
	Revenue	% of Revenue	Revenue	% of Revenue	$ Growth	% Growth
Traditional media advertising	$ 5,772.7	43.2%	$ 5,498.6	43.3%	$274.1	5.0%
CRM	5,031.0	37.7%	4,604.3	36.3%	426.7	9.3%
Public relations	1,261.7	9.4%	1,269.2	10.0%	(7.5)	(0.6)%
Specialty communications	1,294.5	9.7%	1,321.9	10.4%	(27.4)	(2.1)%
	$13,359.9		$12,694.0		$665.9	5.2%

Operating Expenses: Our 2008 operating expenses increased $635.6 million, or 5.8%, to $11,670.5 million from $11,034.9 million in 2007, as shown below.

	Year Ended December 31, (Dollars in millions)							
	2008			2007			2008 vs 2007	
	$	% of Revenue	% of Total Operating Expenses	$	% of Revenue	% of Total Operating Expenses	$ Growth	% Growth
Revenue	$13,359.9			$12,694.0			$665.9	5.2%
Operating Expenses:								
Salary and service costs	9,560.2	71.6%	81.9%	9,008.2	71.0%	81.6%	552.0	6.1%
Office and general expenses	2,110.3	15.8%	18.1%	2,026.7	16.0%	18.4%	83.6	4.1%
Total Operating Expenses	11,670.5	87.4%		11,034.9	86.9%		635.6	5.8%
Operating Income	$ 1,689.4	12.6%		$ 1,659.1	13.1%		$ 30.3	1.8%

Because we provide professional services, salary and service costs represent the largest part of our operating expenses. As a percentage of total operating expenses, salary and service costs were 81.9% in 2008 and 81.6% in 2007. These costs are comprised of salary and related costs and direct service costs. Salary and service costs accounted for $552.0 million of the $635.6 million increase in total operating expenses. During the first nine months of 2008, salary and service costs as a percentage of revenue increased slightly compared to the same period in 2007. However, given the reduction of revenue that occurred in the fourth quarter of 2008 compared to the fourth quarter of 2007, we took actions to reduce incentive compensation and our discretionary spending. As a result of taking these actions the ratio of salary and service costs as a percentage of revenue for the full year 2008 would have been similar to that of 2007; however, we reduced our work force in the fourth quarter of 2008 in anticipation of reductions in client spending in 2009 and we incurred expenses related to severance benefits that were $51 million greater than similar costs incurred in the fourth quarter of 2007. As a result of these incremental severance costs, salary and service costs as a percentage of revenue increased to 71.6% for the full year of 2008 compared to 71.0% in 2007.

Office and general expenses represented 18.1% and 18.4% of our operating expenses in 2008 and 2007, respectively. These costs are comprised of office and equipment rents, technology costs and depreciation, amortization of identifiable intangible assets, professional fees and other overhead expenses. As a percentage of revenue, office and general expenses decreased marginally in 2008 from 16.0% to 15.8%. These costs are less directly linked to changes in our revenues than our salary and service costs. Although they tend to increase as our revenues increase, the rate of increase could be more or less than the rate of increase in our revenues.

Net Interest Expense: Our net interest expense increased slightly by $0.3 million in 2008 to $74.3 million, as compared to $74.0 million in 2007. Our gross interest expense increased by $17.7 million to $124.6 million. The increase was primarily due to higher interest expense on our Euro and Yen denominated swaps, which were terminated in the second half of 2008, and additional interest expense due to an increase in our average debt outstanding, partially offset by interest expense savings in 2008 associated with a decrease in the amortization of supplemental interest payments that were made on our Zero Coupon Zero Yield Convertible Notes due 2032 and 2038 ("2032 Notes" and "2038 Notes") in prior periods. The total increase in gross interest expense was almost entirely offset by increased interest income earned on our foreign cash balances.

In February 2009, we borrowed $814.4 million under our credit facility to fund the purchase of our 2031 Notes by us and a partnership we controlled. Borrowings under the credit facility bear interest at either a floating base rate or the Eurocurrency rate, plus an applicable margin.

Income Taxes: Our 2008 consolidated effective income tax rate was 33.6%, which was down slightly from our 2007 rate of 33.9%, primarily due to lower rates in various foreign jurisdictions.

Income Per Common Share – Omnicom Group Inc.: For the foregoing reasons, our net income – Omnicom Group Inc. in 2008 increased $24.6 million, or 2.5%, to $1,000.3 million from $975.7 million in 2007. Diluted earnings per share – Omnicom Group Inc. increased 7.2% to $3.14 in 2008, as compared to $2.93 in the prior year for the reasons described above, as well as the impact of the reduction in our weighted average shares outstanding for the year. The reduction in our weighted average common shares outstanding was the result of our purchases throughout 2007 and the first eight months of 2008 of treasury shares, net of shares issued upon option exercises and shares issued under our employee stock purchase plan.

Liquidity and Capital Resources

Cash Sources and Requirements, Including Contractual Obligations

Historically, substantially all of our non-discretionary cash requirements have been funded from operating cash flow and cash on hand. Our principal non-discretionary funding requirement is our working capital. In addition, as discussed below, we have contractual obligations related to our senior notes and convertible notes, our recurring business operations (primarily related to lease obligations), as well as certain contingent acquisition obligations related to acquisitions made in prior years.

Our principal discretionary cash requirements include dividend payments to our shareholders, payments for new strategic acquisitions, capital expenditures and repurchases of our common stock. Our discretionary spending is funded from operating cash flow, cash on hand and short-term investments. In addition, in any given year, depending on the level of discretionary activity, we may use other sources of available funding, such as the issuance of commercial paper and borrowings under our credit facility to finance these activities.

We have a seasonal working capital cycle. Working capital requirements are lowest at year-end. The fluctuation in working capital requirements between the lowest and highest points during the course of the year can be more than $1.5 billion. This cycle occurs because our businesses incur costs on behalf of our clients, including when we place media and incur production costs. We generally require collection from our clients prior to our payment for the media and production cost obligations. During the year, we manage liquidity through our credit facilities, as discussed below under "Cash Management." At December 31, 2009, our cash and cash equivalents increased by $489.7 million from December 31, 2008. The components of the increase in 2009 are summarized below (dollars in millions):

SOURCES		
Cash Flow from Operations		$1,731.6
Exclude change in net working capital		(564.4)
Principal Cash Sources		1,167.2
USES		
Capital expenditures	$(130.6)	
Dividends paid	(187.1)	
Acquisition payments, including contingent acquisition obligations of $113.3, net of cash acquired	(137.4)	
Purchase of treasury shares of $15.0, net of proceeds from stock option exercises and stock sold in our employee stock purchase plan of $18.6	3.6	
Principal Discretionary Cash Uses		(451.5)
Principal Cash Sources in Excess of Discretionary Cash Uses		715.7
Exchange rate changes		112.1
Other, principally financing activities		(902.5)
Add back change in net working capital		564.4
Increase in cash and cash equivalents		$ 489.7

The Principal Cash Sources and Principal Discretionary Cash Uses amounts presented above are non-GAAP financial measures. These amounts exclude changes in working capital and certain other investing and financing activities, including commercial paper issuances and redemptions, and borrowings under our credit facility used to fund these working capital changes. This presentation reflects the metrics used by us to assess our sources and uses of cash and was derived from our consolidated statements of cash flows. We believe that this presentation is meaningful for understanding our primary sources and primary uses of that cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP. Non-GAAP financial measures as reported by us may not be comparable to similarly titled amounts reported by other companies. Additional information regarding our cash flows can be found in our consolidated financial statements.

Cash Management

We manage our cash and liquidity centrally through our wholly-owned finance subsidiaries that manage our treasury centers in North America, Europe and Asia. Each day, operations with excess funds invest these funds with their regional treasury center. Likewise, operations that require funding borrow funds from their regional treasury center. The treasury centers then aggregate the net position. The net position is either invested with or borrowed from third party providers. To the extent that our treasury centers require liquidity, they have the ability to access local currency lines of credit, our $2.5 billion credit facility, or depending on market conditions at the time, issue up to $1.5 billion of U.S. Dollar-denominated commercial paper. This enables us to more efficiently manage our debt balances and efficiently utilize our cash, as well as better manage our exposure to foreign exchange.

Our cash and cash equivalents increased by $489.7 million and our short-term investments decreased by $7.3 million from the prior year. Short-term investments include investments of our excess cash which we expect to convert into cash in our current operating cycle, generally within one year. The majority of our short-term investments represent time deposits that mature in 2010.

We consider the unrepatriated cumulative earnings of certain of our foreign subsidiaries to be invested indefinitely outside the United States. In managing our day-to-day liquidity and our long-term capital structure, we do not rely on the unrepatriated earnings as a source of funds. We have not provided for U.S. federal and state income taxes on these undistributed foreign earnings. Determination of the amount of this tax liability is based on the rate differential of the U.S. income taxes in excess of the foreign taxes on any remittances of the undistributed earnings and is not practicable because of the complexities associated with its hypothetical calculation. Changes in tax rules may affect our future reported financial results or the way we conduct our business. In May 2009, several proposals to revise U.S. federal tax laws were announced, including a proposal to reduce or eliminate the deferral of U.S. income tax on our unrepatriated earnings, to defer tax deductions allocable to non-U.S. earnings until such earnings are repatriated, and to change the calculation of the U.S. foreign tax credit. It is unclear whether these proposed tax changes will be enacted, or if enacted, what the scope of the changes will be. Depending on their content, such changes could negatively affect our results of operations and financial position.

We manage our net debt position, which we define as total debt outstanding less cash and short-term investments, centrally through our treasury centers as discussed above. Our net debt outstanding at December 31, 2009 decreased by $1,297.9 million as compared to the prior year-end, as summarized below (dollars in millions):

	2009	2008
Debt:		
Short-term borrowings (due less than one year)	$ 19.3	$ 16.2
Commercial paper issued under $2.5 billion Credit Facility due June 23, 2011	—	—
5.90% Senior Notes due April 15, 2016	996.9	996.4
6.25% Senior Notes due July 15, 2019	496.9	—
Convertible notes due February 7, 2031	5.8	847.0
Convertible notes due July 31, 2032	252.7	727.0
Convertible notes due June 15, 2033	0.1	0.1
Convertible notes due July 1, 2038	467.4	467.4
Other debt	18.6	19.1
Total Debt	2,257.7	3,073.2
Cash and cash equivalents and short-term investments	1,594.8	1,112.4
Net Debt	$ 662.9	$1,960.8

Net Debt is a non-GAAP financial measure. We believe this presentation, together with the comparable U.S. GAAP measure, is meaningful for understanding our liquidity and it reflects one of the key metrics used by us to assess our cash management. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP. Non-GAAP financial measures as reported by us may not be comparable to similarly titled amounts reported by other companies.

Debt Instruments, Guarantees and Related Covenants

We maintain a credit facility with a consortium of banks providing borrowing capacity of up to $2.5 billion as described in Note 6 to our consolidated financial statements. Our credit facility provides back-up liquidity in the event any of our convertible notes are put back to us, as well as support for our commercial paper issuances. Depending on market conditions at the time, we typically fund our daily borrowing needs by issuing commercial paper, borrowing under our short-term uncommitted lines of credit, or borrowing on our credit facility. During 2009, we issued and redeemed $12.7 billion of commercial paper and we borrowed and repaid $21.6 billion under the credit facility. The average term of the commercial paper was 5.2 days and the average borrowing under the credit facility was 12.4 days. At December 31, 2009, we had no commercial paper or borrowings outstanding under our credit facility. At December 31, 2009, we had short-term borrowings of $19.3 million outstanding, which are comprised of bank overdrafts by our international subsidiaries. These bank overdrafts are treated as unsecured loans pursuant to the subsidiaries' bank agreements.

Our credit facility contains financial covenants that restrict our ability to incur indebtedness as defined in the agreements. These financial covenants limit the ratio of total consolidated indebtedness to total consolidated EBITDA (under our credit agreement, EBITDA is defined as earnings before interest, taxes, depreciation and amortization) to no more than 3.0 times. In addition, we are required to maintain a minimum ratio of EBITDA to interest expense of at least 5.0 times. At December 31, 2009, we were in compliance with these covenants, as our ratio of debt to EBITDA was 1.4 times and our ratio of EBITDA to interest expense was 13.2 times. In addition, our credit facility does not limit our ability to declare or pay dividends.

Standard and Poor's Rating Service currently rates our long-term debt A-, Moody's Investors Service rates our long-term debt Baa1 and Fitch Ratings rates our long-term debt A-. Our short-term debt credit ratings are A2, P2 and F2 by the respective agencies. Our outstanding 5.90% Senior Notes, 6.25% Senior Notes, convertible notes and bank credit facilities do not contain provisions that require acceleration of cash payments should our debt credit ratings be downgraded. The interest rates and fees on our bank credit facilities, however, will increase if our long-term debt credit rating is lowered.

Our wholly-owned finance subsidiaries Omnicom Capital Inc. ("OCI") and Omnicom Finance Inc. ("OFI") provide funding for our operations by incurring debt and lending the proceeds to our operating subsidiaries. OCI and OFI's assets consist of intercompany loans made to our operating subsidiaries and the related interest receivable. OCI and OFI are co-issuers and co-obligors of our 5.90% Senior Notes, 6.25% Senior Notes and convertible notes. There are no restrictions in the applicable indentures on the ability of OCI, OFI or us to obtain funds from our subsidiaries through dividends, loans or advances. The 5.90% Senior Notes, 6.25% Senior Notes and convertible notes are a joint and several liability of us, OCI and OFI, and we unconditionally guarantee the obligations of OCI and OFI with respect to the 5.90% Senior Notes, 6.25% Senior Notes and convertible notes.

On July 1, 2009, we issued $500 million principal amount of 6.25% Senior Notes due July 15, 2019. The proceeds from the issuance before deducting underwriting commissions and offering expenses were $496.7 million. The 6.25% Senior Notes are senior unsecured notes that rank in equal right of payment with all existing and future unsecured indebtedness and as a joint and several liability of the issuer and the co-issuers.

At December 31, 2009, we had a total of $726.0 million aggregate principal amount of convertible notes outstanding, consisting of $5.8 million 2031 Notes, $252.7 million 2032 Notes and $467.5 million of the 2033 Notes and the 2038 Notes combined.

The holders of our 2032 Notes have the right to cause us to repurchase up to the entire aggregate principal amount of the notes then outstanding for par value in August of each year. The holders of our 2033 Notes and our 2038 Notes have the right to cause us to repurchase up to the entire aggregate principal amount of the notes then outstanding for par value on June 15, 2010, 2013, 2018, 2023 and on each June 15 annually thereafter through June 15, 2037. The 2032, 2033 and 2038 Notes are convertible, at specified ratios, only upon the occurrence of certain events, including: if our common shares trade above certain levels, if we effect extraordinary transactions or, in the case of the 2032 Notes, if our long-term debt credit ratings are downgraded to BBB or lower by Standard & Poor's Ratings Service, or Baa3 or lower by Moody's Investors Service or in the case of the 2033 and 2038 Notes to BBB- or lower by S&P, and Ba1 or lower by Moody's. These events would not, however, result in an adjustment of the number of shares issuable upon conversion and would not accelerate the holder's right to cause us to repurchase the notes. For additional information about the terms of these notes, see Note 6 to our consolidated financial statements.

In February 2007, we did not pay a supplemental interest payment to noteholders of our 2031 Notes. Additionally, none of the 2031 Notes were put back to us for repayment.

In July 2007, we did not pay a supplemental interest payment to noteholders of our 2032 Notes. Additionally, none of the 2032 Notes were put back to us for repayment.

In February 2008, we offered to pay a supplemental interest payment of $9.00 per $1,000 principal amount of notes to holders of our 2031 Notes as of February 4, 2008 who did not put their notes back to us. None of the 2031 Notes were put back to us and on February 8, 2008 noteholders were paid a total supplemental interest payment of $7.6 million that was amortized ratably over a 12-month period to February 2009.

In June 2008, we did not pay a supplemental interest payment to noteholders of our 2033 Notes and 2038 Notes, and none of our 2033 Notes or 2038 Notes were put back to us for repurchase.

In July 2008, we offered to pay a supplemental interest payment of $25.00 per $1,000 principal amount of notes to holders of our 2032 Notes as of July 31, 2008 and we amended the 2032 Notes to eliminate Omnicom's right to redeem the 2032 Notes prior to August 2, 2010, provided that the noteholders delivered a valid consent to the amendment, waived their rights to contingent cash interest payable from October 31, 2008 through and including August 1, 2010, and agreed not to put their notes back to us. Substantially all of the noteholders consented to the amendments and all of the 2032 Notes remained outstanding. Noteholders were paid a total supplemental interest payment totaling $18.1 million that was amortized ratably over a twelve month the period to July 2009.

On February 12, 2009, we paid a supplemental interest payment of $50.00 per $1,000 principal amount of notes to holders of our 2031 Notes. Approximately $295 million of our 2031 Notes were retired and a partnership that financed the purchase of $546.0 million of our 2031 Notes on our behalf was paid a supplemental interest payment of $27.3 million and the other noteholders who did not put their notes were paid a supplemental interest payment of $0.3 million. The loan made to the partnership bore interest at 3.35% per annum. On consolidation, interest income from the loan to the partnership partly offsets interest expense from the amortization of the supplemental interest payment made to the partnership resulting in net interest expense of $7.0 million for the year ended December 31, 2009.

In December 2009, the partnership was liquidated and the remaining $546.0 million of our 2031 Notes held by the partnership were permanently retired.

On August 6, 2009, we paid a supplemental interest payment of $7.6 million to holders of our 2032 Notes who did not put their notes back to us. A total of $474.3 million of our 2032 Notes were put back to us for repurchase and a total of $252.7 million of our 2032 Notes remain outstanding. The supplemental interest payment is being amortized ratably over a twelve-month period to August 2010.

As a result of the above, we reduced our total debt by $815.5 million during 2009. This was funded out of our cash flow from operations. Looking forward to 2010, we expect to continue to use our cash flow from operations to pay dividends and make capital expenditures, as well as to purchase treasury shares and fund acquisitions.

Our outstanding debt and amounts available under these facilities at December 31, 2009 were as follows (dollars in millions):

	Debt Outstanding	Available Credit
Short-term borrowings (due in less than one year)	$ 19.3	$ —
Commercial paper issued under $2.5 billion Credit Facility due June 23, 2011	—	2,500.0
5.90% Senior Notes due April 15, 2016	996.9	—
6.25% Senior Notes due July 15, 2019	496.9	
Convertible notes due February 7, 2031	5.8	—
Convertible notes due July 31, 2032	252.7	—
Convertible notes due June 15, 2033	0.1	—
Convertible notes due July 1, 2038	467.4	—
Other debt	18.6	—
Total	$2,257.7	$2,500.0

Additional information about our indebtedness is included in Note 6 to our consolidated financial statements.

Credit Markets and Availability of Credit

In light of the uncertainty of future economic conditions, we continue to seek to take actions available to us to respond to changing economic conditions and we will continue to actively manage our discretionary expenditures. From August 2008 through December 31, 2009, we did not repurchase any significant amount of our common stock. Beginning in 2010, we plan to resume repurchases of our common stock. We will continue to monitor and manage the level of credit made available to our clients. We believe that these actions, in addition to the availability of our $2.5 billion credit facility, are sufficient to fund our near-term working capital needs and our discretionary spending. For additional information about our credit facility, see Note 6 to our consolidated financial statements.

The next date on which holders of the 2033 Notes and 2038 Notes may put the notes back to us for cash is June 2010. The next date on which holders of the 2032 Notes may put the notes back to us for cash is July 2010. If our convertible notes are put back to us, based on our current financial condition and expectations, we expect to have sufficient available cash and unused credit commitments to fund any put. Although such borrowings would reduce the amount available under our credit facility to fund our cash requirements, we believe that we have sufficient capacity under these commitments to meet our cash requirements for the normal course of our business operations after the put event.

In funding our day-to-day liquidity, we have historically been a participant in the commercial paper market. Disruptions in the credit markets beginning in the third quarter of 2008 and continuing into the first part of 2009 led to periods of illiquidity in the commercial paper market and higher credit spreads. During this period, to mitigate these conditions and to fund our day-to-day liquidity, we used our uncommitted lines of credit and borrowed under our credit facility. In the second half of 2009, we resumed commercial paper issuances.

We will continue to closely monitor our liquidity and the credit markets. We cannot predict with any certainty the impact on us of any further disruptions in the credit markets.

Contractual Obligations and Other Commercial Commitments

We enter into numerous contractual and commercial undertakings in the normal course of our business. The following table summarizes information about certain of our obligations at December 31, 2009 and should be read together with Note 6 (Debt), Note 11 (Income Taxes), Note 15 (Leases), Note 18 (Fair Value) and Note 19 (Derivative Instruments and Hedging Activities) to our consolidated financial statements (dollars in millions):

	Due in Less than 1 Year	Due in 1 to 3 Years	Due in 3 to 5 Years	Due in More than 5 Years	Total
Contractual Obligations at December 31, 2009					
Long-term debt	$ 17.8	$ 0.8	$ —	$1,493.8	$1,512.4
Convertible notes	—	726.0	—	—	726.0
Lease obligations	431.4	600.4	367.7	516.0	1,915.5
Uncertain tax positions	—	162.2	40.6	—	202.8
Total	$449.2	$1,489.4	$408.3	$2,009.8	$4,356.7
Other Contractual Obligations at December 31, 2009					
Lines of credit	$ —	$ —	$ —	$ —	$ —
Guarantees	—	0.2	0.1	—	0.3
Total	$ —	$ 0.2	$ 0.1	$ —	$ 0.3

Our liability for uncertain tax positions is subject to uncertainty as to when or if the liability will be paid. We have assigned the liability to the period(s) presented based on our judgment as to when these liabilities will be resolved by the appropriate taxing authorities.

As more fully described above under the heading "Debt Instruments, Guarantees and Related Covenants," the holders of the convertible notes at December 31, 2009 included in the table above have the right to cause us to repurchase up to the entire aggregate face amount of the notes then outstanding for par value at certain dates in the future. If these rights were exercised at the earliest possible future date, as set forth in Note 6 to our consolidated financial statements, $726.0 million of convertible notes could be due in less than one year. The next date on which holders of our 2033 Notes and 2038 Notes may put the notes back to us for cash is June 2010 and the next date holders of our 2032 Notes may put the notes back to us for cash is July 2010. We have classified our convertible notes as long-term in our consolidated balance sheet because our credit facility does not expire until June 2011 and it is our intention to fund any put with our credit facility.

In many of our businesses we purchase media for our clients and act as an agent for a disclosed principal. We enter into contractual commitments with media providers on behalf of our clients at levels that substantially exceed our revenue in connection with the services we provide. These commitments are included in our accounts payable balance when the media services are delivered by the media providers. While operating practices vary by country, media type and media vendor, in the United States and certain foreign markets many of our contracts with media providers specify that if our client defaults on its payment obligations, then we are not liable to the media providers under the legal theory of sequential liability until we have been paid for the media by our client. In other countries, we manage our risk in other ways, including evaluating and monitoring our clients' credit worthiness and, in many cases, requiring credit insurance or payment in advance. Further, in cases where we become committed to the media and it becomes apparent that a client may be unable to pay for the media, options are potentially available to us in the marketplace, in addition to those cited above to mitigate the potential loss, including negotiating with media providers. We have not experienced a material loss related to purchases of media on behalf of our clients. However, this risk could increase in a significant economic downturn.

Pension Plan Funding: We maintain two U.S. and twenty-seven non-U.S. noncontributory defined benefit pension plans. The U.S. plans have been closed to new participants. The benefit obligation for our defined benefit pension plans at December 31, 2009 was $120.9 million. The fair value of assets for these plans at December 31, 2009 was $52.4 million. During 2009, we contributed $6.4 million to our defined benefit pension plans. We do not expect our 2010 contributions to increase significantly from 2009.

Contingent Acquisition Obligations: Certain of our acquisitions are structured with contingent purchase price obligations, often referred to as earn-outs. We utilize contingent purchase price structures in an effort to minimize the risk to us associated with potential future negative changes in the performance of the acquired entity during the post-acquisition transition period. These payments are not contingent upon future employment. At December 31, 2009, the amount of future contingent purchase price payments that we would be required to pay for acquisitions completed prior to our adoption on January 1, 2009, of revisions to U.S. GAAP included in Codification Topic 805, Business Combinations, assuming that the businesses perform over the relevant future periods at their current profit levels, is approximately $219 million. The ultimate amounts payable cannot be predicted with reasonable certainty because they are dependent upon future results of operations of the subject businesses and are subject to changes in foreign currency exchange rates. In accordance with U.S. GAAP prior to the revision to January 1, 2009, we have not recorded a liability for these items in our consolidated balance sheets since the definitive amount was not determinable or distributable prior to January 1, 2009. Actual results can differ from these estimates and the actual amounts that we pay are likely to be different from these estimates. Our obligations change from period to period primarily as a result of payments made during the current period, changes in the acquired entities' performance and changes in foreign currency exchange rates. These differences could be significant. The contingent purchase price obligations as of December 31, 2009, calculated assuming that the acquired businesses perform over the relevant future periods at their current profit levels, are as follows (dollars in millions):

2010	2011	2012	2013	Total
$125	$58	$29	$7	$219

In connection with the adoption of the revisions included in Codification Topic 805 effective January 1, 2009, contingent purchase price obligations related to acquisitions completed subsequent to December 31, 2008 are recorded as liabilities at fair value in our consolidated balance sheet and are remeasured at each reporting period and changes in fair value are recorded in our results of operations. These liabilities are not included in the above amounts.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange: Our results of operations are subject to risk from the translation to the U.S. Dollar of the revenue and expenses of our foreign operations, which are generally denominated in the local currency. The effects of currency exchange rate fluctuation on the translation of our results of operations are discussed in Note 19 of our consolidated financial statements. For the most part, our revenue and the expenses incurred related to that revenue are denominated in the same currency. This minimizes the impact that fluctuations in exchange rates will have on our results of operations.

While our agencies conduct business in more than 70 different currencies, our major non-U.S. currency markets are the European Monetary Union (EMU), the United Kingdom, Japan, Brazil and Canada. As an integral part of our treasury operations, we enter into short-term forward foreign exchange contracts which manage the foreign exchange risk of the intercompany cash movements between subsidiaries operating in different currency markets from that of our treasury centers from which they borrow or invest. In the limited number of instances where operating expenses and revenue are not denominated in the same currency, amounts are promptly settled or hedged in the foreign currency market with forward contracts. At December 31, 2009, we had forward foreign exchange contracts outstanding with an aggregate notional principal of $900.7 million mitigating the foreign exchange risk of intercompany borrowings and investments. The majority of the contracts were denominated in our major international market currencies with maturities ranging from 5 to 455 days with an average duration under 90 days.

In addition to hedging intercompany cash movement, we enter into short-term forward foreign exchange contracts which hedge U.S. Dollar commercial paper issued by our London treasury center, whose functional currency is the British Pound. At December 31, 2009, we had no forward contracts outstanding relating to this activity as we had no commercial paper outstanding.

The forward foreign exchange contracts discussed above were entered into for the purpose of hedging certain specific currency risks. These risks are primarily the result of the temporary movement of money from one local market to another as part of our cash management program. As a result of these financial instruments, we reduced financial risk in exchange for foregoing any gain (reward) which might have occurred if the markets moved favorably. In using these contracts, we exchanged the risks of the financial markets for counterparty risk. To minimize counterparty risk, we only enter into these contracts with major well-known banks and financial institutions that have debt credit ratings equal to or better than our credit rating.

These hedging activities are confined to risk management activities related to our international operations. We have established a centralized reporting system to evaluate the effects of changes in interest rates, currency exchange rates and other relevant market risks. We periodically determine the potential loss from market risk by performing a value-at-risk computation. Value-at-risk analysis is a statistical model that utilizes historic currency exchange and interest rate data to measure the potential impact on future earnings of our existing portfolio of derivative financial instruments. The value-at-risk analysis we performed on our December 31, 2009 portfolio of derivative financial instruments indicated that the risk of loss was immaterial. This overall system is designed to enable us to initiate remedial action, if appropriate.

Interest Rate Risk: Substantially all of our long-term debt is fixed rate debt and is not affected by changes in interest rates. In managing our day-to-day liquidity, we may issue commercial paper, borrow under our $2.5 billion credit facility or borrow under our uncommitted lines of credit. Interest on this debt is variable. Interest expense on our variable rate debt was approximately $13 million out of our total interest expense of $122.2 million for the year ended December 31, 2009.

Our $2.5 billion credit facility expires on June 23, 2011. Our bank syndicate includes large global banks such as Citibank, JPMorgan Chase, HSBC, RBS, Deutsche, Bank of America, Societe Generale and BBVA. We also include large regional banks in the U.S. such as US Bancorp, Northern Trust, PNC and Wells Fargo. We also include banks that have a major presence in countries where we conduct business such as BNP Paribas in France, Sumitomo in Japan, Intesa San Paolo in Italy, Scotia in Canada and ANZ in Australia.

Several banks that were in our bank syndicate merged with other global financial institutions. Additionally, during the recent credit crisis, several banks in our bank syndicate received capital infusions from their central governments. In the event that a bank in our syndicate were to default on its obligation to fund its commitment under our credit facility or cease to exist and there was no successor entity, the credit facility provides that the remaining banks in the syndicate would only be required to fund advances requested under the credit facility on a pro rata basis up to their total commitment and the portion of the credit facility provided by the defaulting bank would not be available to us.

The holders of our convertible notes have the right on specific dates to cause us to repurchase up to the aggregate principal amount. The next date on which holders of our 2033 Notes and 2038 Notes can put the notes back to us for cash is June 2010 and the next date on which holders of our 2032 Notes can put the notes back to us for cash is July 2010. As we have done on prior occasions, we may offer the holders of our convertible notes a supplemental interest payment or other incentives to induce them not to put the convertible notes to us in advance of a put date. If we were to decide to pay a supplemental interest payment, the amount incurred would be based on a combination of market factors at the time of the applicable put date, including our stock price, short-term interest rates and a factor for credit risk.

If the remaining outstanding convertible notes are put back to us, based on our current financial condition and expectations, we expect to have sufficient available cash and unused credit to fund any put. Although such borrowings would reduce the amount available under our credit facility to fund our cash requirements, we believe that we have sufficient capacity under these commitments to meet our cash requirements for the normal course of our business operations after the put event. Additionally, if the convertible notes are put back to us, our interest expense will change. The extent, if any, of the increase or decrease in interest expense will depend on the portion of the amount repurchased that was refinanced, when we refinance, the type of instrument we use to refinance and the term of the refinancing.

Even if we were to replace the convertible notes with another form of debt on a dollar-for-dollar basis, it would have no impact on either our debt to capital ratios or our debt to EBITDA ratio. If we were to replace our convertible notes with interest-bearing debt at prevailing rates, this may result in an increase in interest expense that would negatively impact our coverage ratios, such as EBITDA to interest expense. However, the coverage ratios applicable to our credit facilities and ratings levels are currently well within the thresholds. If either our ratio of debt to EBITDA was to double or our ratio of EBITDA to interest expense was to halve, we would still be in compliance with these covenants. Therefore, based on our current coverage ratios, our present expectations of our future operating cash flows and expected access to debt and equity capital markets, we believe any increase in interest expense and reduction in coverage ratios would still place us comfortably above the coverage ratio requirements.

Credit Risk: We provide marketing and corporate communications services to thousands of clients who operate in nearly every industry sector and in the normal course of business we grant credit to qualified clients. Due to the diversified nature of our client base, we do not believe that we are exposed to a concentration of credit risk as our largest client accounted for 3.1% of our revenue, and no other client accounted for more than 2.5% of our revenue for 2009. However, during periods of economic downturn, the credit profiles of our clients could change.

In many of our businesses, we purchase media for our clients and act as an agent for a disclosed principal. We enter into contractual commitments with media providers on behalf of our clients at levels that substantially exceed our revenue in connection with the services we provide. These commitments are included in our accounts payable balance when the media services are delivered by the media providers. While operating practices vary by country, media type and media vendor, in the United States and certain foreign markets many of our contracts with media providers specify that if our client defaults on its payment obligations then we are not liable to the media providers under the legal theory of sequential liability until we have been paid for the media by our client. In other countries, we manage our risk in other ways, including evaluating and monitoring our clients' credit worthiness and, in many cases, requiring credit insurance or payment in advance. Further, in cases where we become committed to the media and it becomes apparent that a client may be unable to pay for the media, options are potentially available to us in the marketplace, in addition to those cited above to mitigate the potential loss, including negotiating with media providers. We have not experienced a material loss related to purchases of media on behalf of our clients. However, this risk could increase in a significant economic downturn.

Item 8. Financial Statements and Supplementary Data

Our financial statements and supplementary data are included at the end of this report beginning on page F-1. See the index appearing on the following pages of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our SEC reports is recorded, processed, summarized and reported within applicable time periods. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act is accumulated and communicated to management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based on that evaluation, our CEO and CFO concluded that as of December 31, 2009, our disclosure controls and procedures are effective to ensure that decisions can be made timely with respect to required disclosures, as well as ensuring that the recording, processing, summarization and reporting of information required to be included in our Annual Report on Form 10-K for the year ended December 31, 2009 is appropriate.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f). Under the supervision of management and with the participation of our CEO, CFO and our agencies, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission published in 1987. Based on that evaluation, our CEO and CFO concluded that our internal control over financial reporting was effective as of December 31, 2009. KPMG LLP, an independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on Omnicom's internal control over financial reporting as of December 31, 2009, dated February 19, 2010. There have not been any changes in our internal control over financial reporting during our most recent fiscal quarter that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

None.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Financial Statements:

	Page
Management Report on Internal Control Over Financial Reporting	F-1
Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Statements of Income for the Three Years Ended December 31, 2009	F-4
Consolidated Balance Sheets at December 31, 2009 and 2008	F-5
Consolidated Statements of Equity and Comprehensive Income for the Three Years Ended December 31, 2009	F-6
Consolidated Statements of Cash Flows for the Three Years Ended December 31, 2009	F-7
Notes to Consolidated Financial Statements	F-8
Quarterly Results of Operations (Unaudited)	F-40

(a)(2) Financial Statement Schedules:

Schedule II – Valuation and Qualifying Accounts (for the three years ended December 31, 2009)	S-1

All other schedules are omitted because they are not applicable.

(a)(3) Exhibits:

Exhibit Numbers	Description
3 (i)	Restated Certificate of Incorporation (Exhibit 3.1 to our Quarterly Report on Form 10-Q (File No. 1-10551) for the quarter ended June 30, 2003 ("June 30, 2003 10-Q") and incorporated herein by reference).
(ii)	By-laws (Exhibit 3.2 to our June 30, 2003 10-Q and incorporated herein by reference).
4.1	Indenture, dated February 7, 2001, between JPMorgan Chase Manhattan Bank, as trustee, and Omnicom Group Inc. in connection with our issuance of $850,000,000 Liquid Yield Option Notes due 2031 ("2031 Indenture") (Exhibit 4.1 to our Registration Statement on Form S-3 (Registration No. 333-55386) and incorporated herein by reference).
4.2	Form of Liquid Yield Option Notes due 2031 (included in Exhibit 4.1 above).
4.3	First Supplemental Indenture to the 2031 Indenture, dated as of February 13, 2004, among Omnicom Group Inc., Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank, as trustee, (Exhibit 4.3 to our Registration Statement on Form S-3 (Registration No. 333-112841) and incorporated herein by reference).
4.4	Second Supplemental Indenture to the 2031 Indenture, dated November 4, 2004, among Omnicom Group Inc., Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank, as trustee, as amended by the First Supplemental Indenture to the 2031 Indenture, dated February 13, 2004 (Exhibit 4.2 to our Quarterly Report on Form 10-Q (File No. 1-10551) for the quarter ended September 30, 2004 ("September 30, 2004 10-Q") and incorporated herein by reference).
4.5	Third Supplemental Indenture to the 2031 Indenture, dated November 30, 2004, among Omnicom Group Inc., Omnicom Capital Inc., Omnicom Finance Inc., and JPMorgan Chase Bank, N.A., as trustee, as amended by the First Supplemental Indenture to the 2031 Indenture dated February 13, 2004, and the Second Supplemental Indenture to the 2031 Supplemental Indenture dated November 4, 2004 (Exhibit 4.1 to our Current Report on Form 8-K (File No. 1-10551) dated November 30, 2004 and incorporated herein by reference).
4.6	Fourth Supplemental Indenture to the 2031 Indenture, dated July 10, 2008, among Omnicom Group Inc., Omnicom Capital Inc., Omnicom Finance Inc., and Deutsche Bank Trust Company Americas, as trustee (Exhibit 99.1 to our Current Report on Form 8-K (File No. 1-10551) dated July 15, 2008 and incorporated herein by reference).

4.7	Amended and Restated Fifth Supplemental Indenture to the 2031 Indenture, dated January 29, 2009 (effective January 20, 2009), among Omnicom Group Inc., Omnicom Capital Inc., Omnicom Finance Inc. and Deutsche Bank Trust Company Americas, as trustee (Exhibit 4.7 to our Annual Report on Form 10-K (File No. 1-10551) for the year ended December 31, 2008 ("2008 10-K") and incorporated herein by reference).
4.8	Sixth Supplemental Indenture to the 2031 Indenture, dated February 12, 2009, among Omnicom Group Inc., Omnicom Capital Inc., Omnicom Finance Inc. and Deutsche Bank Trust Company Americas, as trustee (Exhibit 4.8 to the 2008 10-K and incorporated herein by reference).
4.9	Indenture, dated March 6, 2002, between JPMorgan Chase Bank, as trustee, and us in connection with our issuance of $900,000,000 Zero Coupon Zero Yield Convertible notes due 2032 ("2032 Indenture") (Exhibit 4.6 to our Annual Report on Form 10-K (File No. 1-10551) for the year ended December 31, 2001 and incorporated herein by reference).
4.10	Form of Zero Coupon Zero Yield Convertible Notes due 2032 (included in Exhibit 4.9 above).
4.11	First Supplemental Indenture to the 2032 Indenture, dated as of February 13, 2004, among Omnicom Group Inc., Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank, as trustee, (Exhibit 4.3 to our Registration Statement on Form S-3 (Registration No. 333-112840) and incorporated herein by reference).
4.12	Second Supplemental Indenture to the 2032 Indenture, dated August 12, 2004, among Omnicom Group Inc., Omnicom Capital Inc., Omnicom Finance Inc., and JPMorgan Chase Bank, as trustee, as amended by the First Supplemental Indenture to the 2032 Indenture, dated February 13, 2004 (Exhibit 4.1 to our September 30, 2004 10-Q and incorporated herein by reference).
4.13	Third Supplemental Indenture to the 2032 Indenture, dated November 4, 2004, among Omnicom Group Inc., Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank, as trustee, as amended by the First Supplemental Indenture to the 2032 Indenture, dated as of February 13, 2004, and the Second Supplemental Indenture to the 2032 Indenture, dated August 12, 2004 (Exhibit 4.3 to our September 30, 2004 10-Q and incorporated herein by reference).
4.14	Fourth Supplemental Indenture to the 2032 Indenture, dated July 10, 2008 among Omnicom Group Inc., Omnicom Capital Inc., Omnicom Finance Inc., and Deutsche Bank Trust Company Americas, as trustee (Exhibit 99.2 to our Current Report on Form 8-K (File No. 1-10551) dated July 15, 2008 and incorporated herein by reference).
4.15	Fifth Supplemental Indenture to the 2032 Indenture, dated August 8, 2008, among Omnicom Group Inc., Omnicom Capital Inc., Omnicom Finance Inc., and Deutsche Bank Trust Company Americas, as trustee (Exhibit 99.1 to our Current Report on Form 8-K (File No. 1-10551) dated August 14, 2008 and incorporated herein by reference).
4.16	Indenture, dated as of June 30, 2003, between JPMorgan Chase Bank, as trustee, and Omnicom Group Inc. in connection with our issuance of $600,000,000 Zero Coupon Zero Yield Convertible Notes due 2033 ("2033 Indenture") (Exhibit 4.1 to our Registration Statement on Form S-3 (Registration No. 333-108611) and incorporated herein by reference).
4.17	Form of the Zero Coupon Zero Yield Convertible Notes due 2033 (included in Exhibit 4.16 above).
4.18	First Supplemental Indenture to the 2033 Indenture, dated as of November 5, 2003, among Omnicom Group Inc., Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank, as trustee, (Exhibit 4.4 to our Registration Statement on Form S-3 (Registration No. 333-108611) and incorporated herein by reference).
4.19	Second Supplemental Indenture to the 2033 Indenture, dated as of November 4, 2004, among Omnicom Group Inc., Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank, as trustee, as amended by the First Supplemental Indenture to the 2033 Indenture, dated November 5, 2003 (Exhibit 4.4 to our September 30, 2004 10-Q and incorporated herein by reference).

4.20	Third Supplemental Indenture to the 2033 Indenture, dated November 10, 2004, among Omnicom Group Inc., Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank, as trustee, as amended by the First Supplemental Indenture to the 2033 Indenture, dated November 5, 2003, and the Second Supplemental Indenture to the 2033 Indenture, dated November 4, 2004 (Exhibit 4.1 to the Form 8-K (File No. 1-10551) dated November 10, 2004 and incorporated herein by reference).
4.21	Fourth Supplemental Indenture to the 2033 Indenture, dated June 30, 2006, among Omnicom Group Inc., Omnicom Capital Inc., Omnicom Finance Inc. and JPMorgan Chase Bank, N.A., as trustee, as amended by the First Supplemental Indenture to the 2033 Indenture, dated November 5, 2003, the Second Supplemental Indenture to the 2033 Indenture, dated November 4, 2004, and the Third Supplemental Indenture to the 2033 Indenture, dated November 10, 2004 (Exhibit 4.1 to our Current Report on Form 8-K (File No. 1-10551) dated July 7, 2006 and incorporated herein by reference).
4.22	Form of Senior Debt Securities Indenture (Exhibit 4.1 to our Registration Statement on Form S-3 (Registration No. 333-132625) dated March 22, 2006 and incorporated herein by reference).
4.23	First Supplemental Indenture, dated as of March 29, 2006, among Omnicom Group Inc., Omnicom Capital Inc., Omnicom Finance Inc., and JPMorgan Chase Bank, N.A., as trustee, in connection with our issuance of $1.0 billion 5.90% Notes due 2016 (Exhibit 4.2 to our Current Report on Form 8-K (File No. 1-10551) dated March 29, 2006 ("March 29, 2006 8-K") and incorporated herein by reference).
4.24	Form of 5.90% Notes due 2016 (Exhibit 4.3 to the March 29, 2006 8-K and incorporated herein by reference).
4.25	Indenture, dated as of July 1, 2009, among Omnicom Group Inc., Omnicom Capital Inc., Omnicom Finance Inc. and Deutsche Bank Trust Company Americas, as trustee (Exhibit 4.1 to our Current Report on Form 8-K (File No. 1-10551) dated July 1, 2009 ("July 1, 2009 8-K") and incorporated herein by reference).
4.26	First Supplemental Indenture, dated as of July 1, 2009, among Omnicom Group Inc., Omnicom Capital Inc., Omnicom Finance Inc., and Deutsche Bank Trust Company Americas, as trustee (Exhibit 4.2 to the July 1, 2009 8-K and incorporated herein by reference).
4.27	Form of 6.25% Notes due 2019 (Exhibit 4.3 to the July 1, 2009 8-K and incorporated herein by reference).
10.1	Amended and Restated Five Year Credit Agreement (the "Agreement"), dated as of June 23, 2006, by and among Omnicom Group Inc., Omnicom Finance Inc., Omnicom Capital Inc., Omnicom Finance PLC, the banks, financial institutions and other institutional lenders and initial issuing banks listed on the signature pages of the Agreement, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as lead arrangers and book managers, ABN Amro Bank N.V., as syndication agent, JPMorgan Chase Bank, N.A., HSBC Bank USA, N.A., Bank of America, N.A. and Banco Bilbao Vizcaya Argentaria SA, as documentation agents and Citibank, N.A., as administrative agent for the lenders (Exhibit 10.1 to our Current Report on Form 8-K (File No. 1- 10551) dated June 29, 2006 and incorporated herein by reference).
10.2	Instrument of Resignation, Appointment and Acceptance, dated as of October 5, 2006, among us, Omnicom Capital Inc., Omnicom Finance Inc., JPMorgan Chase Bank, N.A. and Deutsche Bank Trust Company Americas (Exhibit 10.1 to our Current Report on Form 8-K (File No. 1-10551) dated October 11, 2006 and incorporated herein by reference).
10.3	Amended and Restated 1998 Incentive Compensation Plan (Exhibit B to our Proxy Statement (File No. 1-10551) filed on April 10, 2000 and incorporated herein by reference).
10.4	Director Equity Plan for Non-employee Directors (Appendix B to our Proxy Statement (File No. 1-10551) filed on April 23, 2004 and incorporated herein by reference).
10.5	Standard form of our Executive Salary Continuation Plan Agreement (Exhibit 10.24 to our Annual Report on Form 10-K (File No. 1-10551) for the year ended December 31, 1998 and incorporated herein by reference).

10.6	Standard form of the Director Indemnification Agreement (Exhibit 10.25 to our Annual Report on Form 10-K (File No. 1-10551) for the year ended December 31, 1989 and incorporated herein by reference).
10.7	Long-Term Shareholder Value Plan (Exhibit 4.4 to our Registration Statement on Form S-8 (Registration No. 333-84498) and incorporated herein by reference).
10.8	Equity Incentive Plan (Exhibit 4.3 to our Registration Statement on Form S-8 (Registration No. 333-108063) and incorporated herein by reference).
10.9	Senior Management Incentive Plan as amended and restated on December 4, 2008 (Exhibit 10.9 to the 2008 10-K and incorporated herein by reference).
10.10	Omnicom Group Inc. SERCR Plan, as amended and restated on May 19, 2009 (Exhibit 10.1 to the Form 10-Q (File No. 1-10551) for the quarter ended June 30, 2009, filed on August 6, 2009 and incorporated herein by reference).
10.11	Form of Award Agreement under the Omnicom Group Inc. SERCR Plan (Exhibit 10.2 to our Current Report on Form 8-K (File No. 1-10551) dated December 13, 2006 and incorporated herein by reference).
10.12	Omnicom Group Inc. 2007 Incentive Award Plan (Appendix A to our Proxy Statement (File No. 1-10551) filed on April 23, 2007 and incorporated herein by reference).
10.13	Form of Indemnification Agreement (Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 1-10551) for the quarter ended June 30, 2007, filed on July 26, 2007 and incorporated herein by reference).
10.14	Form of Amendment to the Executive Salary Continuation Plan Agreement (Exhibit 10.14 to the 2008 10-K and incorporated herein by reference).
10.15	Director Compensation and Deferred Stock Program (Exhibit 10.15 to the 2008 10-K and incorporated herein by reference).
10.16	Restricted Stock Unit Deferred Compensation Plan (Exhibit 10.16 to the 2008 10-K and incorporated herein by reference).
10.17	Restricted Stock Deferred Compensation Plan (Exhibit 10.17 to the 2008 10-K and incorporated herein by reference).
10.18	Amendment No. 1 to the Restricted Stock Deferred Compensation Plan (Exhibit 10.18 to the 2008 10-K and incorporated herein by reference).
10.19	Amendment No. 2 to the Restricted Stock Deferred Compensation Plan (Exhibit 10.19 to the 2008 10-K and incorporated herein by reference).
12.1	Ratio of Earnings to Fixed Charges.
21.1	Subsidiaries of the Registrant.
23.1	Consent of KPMG LLP.
31.1	Certification of Chief Executive Officer and President required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
31.2	Certification of Executive Vice President and Chief Financial Officer required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
32.1	Certification of the Chief Executive Officer and President and the Executive Vice President and Chief Financial Officer required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. §1350.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OMNICOM GROUP INC.

February 19, 2010

BY: /s/ RANDALL J. WEISENBURGER

Randall J. Weisenburger
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ BRUCE CRAWFORD **(Bruce Crawford)**	Chairman and Director	February 19, 2010
/s/ JOHN D. WREN **(John D. Wren)**	Chief Executive Officer and President and Director	February 19, 2010
/s/ RANDALL J. WEISENBURGER **(Randall J. Weisenburger)**	Executive Vice President and Chief Financial Officer	February 19, 2010
/s/ PHILIP J. ANGELASTRO **(Philip J. Angelastro)**	Senior Vice President Finance and Controller (Principal Accounting Officer)	February 19, 2010
/s/ ALAN R. BATKIN **(Alan R. Batkin)**	Director	February 19, 2010
/s/ ROBERT CHARLES CLARK **(Robert Charles Clark)**	Director	February 19, 2010
/s/ LEONARD S. COLEMAN, JR. **(Leonard S. Coleman, Jr.)**	Director	February 19, 2010
/s/ ERROL M. COOK **(Errol M. Cook)**	Director	February 19, 2010
/s/ SUSAN S. DENISON **(Susan S. Denison)**	Director	February 19, 2010
/s/ MICHAEL A. HENNING **(Michael A. Henning)**	Director	February 19, 2010
/s/ JOHN R. MURPHY **(John R. Murphy)**	Director	February 19, 2010
/s/ JOHN R. PURCELL **(John R. Purcell)**	Director	February 19, 2010
/s/ LINDA JOHNSON RICE **(Linda Johnson Rice)**	Director	February 19, 2010
/s/ GARY L. ROUBOS **(Gary L. Roubos)**	Director	February 19, 2010

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MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for the preparation of Omnicom's consolidated financial statements and related information. Management uses its best judgment to ensure that the consolidated financial statements present fairly, in all material respects, Omnicom's consolidated financial position and results of operations in conformity with U.S. generally accepted accounting principles.

The financial statements have been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board. Their report expresses the independent accountant's judgment as to the fairness of management's reported operating results, cash flows and financial position. This judgment is based on the procedures described in the second paragraph of their report.

Omnicom management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f). Under the supervision of management and with the participation of our CEO, CFO and our agencies, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission published in 1987. Based on that evaluation, our CEO and CFO concluded that our internal control over financial reporting was effective as of December 31, 2009. KPMG LLP, an independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on Omnicom's internal control over financial reporting as of December 31, 2009, dated February 19, 2010.

There have not been any changes in our internal control over financial reporting during our fourth fiscal quarter that have materially affected or are reasonably likely to affect our internal control over financial reporting.

The Board of Directors of Omnicom has an Audit Committee comprised of four non-management directors. The Committee meets periodically with financial management, Internal Audit and the independent auditors to review accounting, control, audit and financial reporting matters.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Omnicom Group Inc.:

We have audited the accompanying consolidated balance sheets of Omnicom Group Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Omnicom Group Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule on page S-1, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Omnicom Group Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 19, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in Note 2 to the consolidated financial statements, Omnicom Group Inc. and subsidiaries changed its method of accounting for business combinations due to the adoption of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 141 (Revised 2007), "Business Combinations" (included in FASB Accounting Standards Codification Topic 805, "Business Combinations"), and its method of accounting for redeemable noncontrolling interests due to the adoption of Emerging Issues Task Force Topic No. D-98, "Classification and Measurement of Redeemable Securities," on January 1, 2009.

/s/ KPMG LLP
New York, New York
February 19, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Omnicom Group Inc.:

We have audited Omnicom Group Inc. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Omnicom Group Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Omnicom Group Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 19, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
New York, New York
February 19, 2010

OMNICOM GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31, (Dollars in millions, except per share data)		
	2009	2008	2007
REVENUE	$11,720.7	$13,359.9	$12,694.0
OPERATING EXPENSES	10,345.8	11,670.5	11,034.9
OPERATING INCOME	1,374.9	1,689.4	1,659.1
INTEREST EXPENSE	122.2	124.6	106.9
INTEREST INCOME	21.5	50.3	32.9
INCOME BEFORE INCOME TAXES AND INCOME FROM EQUITY METHOD INVESTMENTS	1,274.2	1,615.1	1,585.1
INCOME TAX EXPENSE	433.6	542.7	536.9
INCOME FROM EQUITY METHOD INVESTMENTS	30.8	42.0	38.4
NET INCOME	871.4	1,114.4	1,086.6
LESS: NET INCOME ATTRIBUTED TO NONCONTROLLING INTERESTS	78.4	114.1	110.9
NET INCOME – OMNICOM GROUP INC.	$ 793.0	$ 1,000.3	$ 975.7
NET INCOME PER COMMON SHARE – OMNICOM GROUP INC.:			
Basic	$ 2.54	$ 3.17	$ 2.95
Diluted	$ 2.53	$ 3.14	$ 2.93

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, (Dollars in millions, except per share data)	
	2009	2008
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,587.0	$ 1,097.3
Short-term investments at market	7.8	15.1
Accounts receivable, net of allowance for doubtful accounts of $59.5 and $59.9	5,574.1	5,775.5
Work in process	607.6	672.0
Other current assets	1,012.0	1,005.0
Total Current Assets	8,788.5	8,564.9
PROPERTY, PLANT AND EQUIPMENT at cost, less accumulated depreciation of $1,146.7 and $1,031.1	677.3	719.6
INVESTMENTS IN AFFILIATES	299.4	297.3
GOODWILL	7,641.2	7,220.2
INTANGIBLE ASSETS, net of accumulated amortization of $316.1 and $278.4	220.8	221.0
DEFERRED TAX ASSETS	40.0	45.2
OTHER ASSETS	253.5	250.2
TOTAL ASSETS	$17,920.7	$17,318.4
LIABILITIES AND EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 7,143.9	$ 6,881.2
Customer advances	1,059.3	1,005.5
Current portion of long-term debt	17.8	2.7
Short-term borrowings	19.3	16.2
Taxes payable	156.7	201.1
Other current liabilities	1,685.5	1,647.5
Total Current Liabilities	10,082.5	9,754.2
LONG-TERM DEBT	1,494.6	1,012.8
CONVERTIBLE DEBT	726.0	2,041.5
OTHER LONG-TERM LIABILITIES	462.0	444.4
LONG-TERM DEFERRED TAX LIABILITIES	488.1	312.1
COMMITMENTS AND CONTINGENT LIABILITIES (SEE NOTE 17)		
TEMPORARY EQUITY – REDEEMABLE NONCONTROLLING INTERESTS	214.7	—
EQUITY:		
Shareholders' Equity:		
Preferred stock, $1.00 par value, 7.5 million shares authorized, none issued	—	—
Common stock, $0.15 par value, 1.0 billion shares authorized, 397.2 million and 397.2 million shares issued, with 308.4 million and 307.3 million shares outstanding	59.6	59.6
Additional paid-in capital	1,408.2	1,629.0
Retained earnings	6,465.4	5,859.6
Accumulated other comprehensive income (loss)	(8.0)	(247.3)
Treasury stock, at cost, 88.8 million and 89.9 million shares	(3,730.4)	(3,778.1)
Total Shareholders' Equity	4,194.8	3,522.8
Noncontrolling interests	258.0	230.6
Total Equity	4,452.8	3,753.4
TOTAL LIABILITIES AND EQUITY	$17,920.7	$17,318.4

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME
Three Years Ended December 31, 2009
(Dollars in millions)

	Omnicom Group Inc.								
	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity	Noncontrolling Interests	Total Equity
	Shares	Par Value							
Balance December 31, 2006	198,627,227	$29.8	$1,690.6	$4,261.3	$ 267.9	$(2,378.3)	$3,871.3	$ 198.8	$4,070.1
Net Income				975.7			975.7	110.9	1,086.6
Foreign currency transaction and translation adjustments, net of tax of $96.8					163.5		163.5	13.6	177.1
Defined benefit plans adjustment, net of tax of $(0.9)					(0.7)		(0.7)	—	(0.7)
Comprehensive income							1,138.5	124.5	1,263.0
Dividends to noncontrolling interests							—	(79.4)	(79.4)
Acquisition of noncontrolling interests								(1.8)	(1.8)
Cumulative effect of adoption of FIN 48				1.3			1.3	—	1.3
Two-for-one stock split	198,627,227	29.8	(29.8)					—	—
Common stock dividends declared ($0.575 per share)				(189.3)			(189.3)	—	(189.3)
Share-based compensation			68.7				68.7	—	68.7
Stock issued, share-based compensation			(80.2)			181.1	100.9	—	100.9
Treasury stock acquired						(899.7)	(899.7)	—	(899.7)
Cancellation of shares	(29,372)		(1.3)			1.3	—	—	—
Balance December 31, 2007	397,225,082	59.6	1,648.0	5,049.0	430.7	(3,095.6)	4,091.7	242.1	4,333.8
Net Income				1,000.3			1,000.3	114.1	1,114.4
Unrealized holding loss on securities, net of tax of $(7.9)					(12.0)		(12.0)	—	(12.0)
Foreign currency transaction and translation adjustments, net of tax of $(358.2)					(654.9)		(654.9)	(10.6)	(665.5)
Defined benefit plans adjustment, net of tax of $(5.7)					(11.1)		(11.1)	—	(11.1)
Comprehensive income							322.3	103.5	425.8
Dividends to noncontrolling interests							—	(107.9)	(107.9)
Acquisition of noncontrolling interests								(7.1)	(7.1)
Common stock dividends declared ($0.60 per share)				(189.7)			(189.7)	—	(189.7)
Share-based compensation			59.3				59.3	—	59.3
Stock issued, share-based compensation			(78.2)			164.2	86.0	—	86.0
Treasury stock acquired						(846.8)	(846.8)	—	(846.8)
Cancellation of shares	(2,004)		(0.1)			0.1	—	—	—
Balance December 31, 2008	397,223,078	59.6	1,629.0	5,859.6	(247.3)	(3,778.1)	3,522.8	230.6	3,753.4
Net Income				793.0			793.0	78.4	871.4
Unrealized holding loss on securities, net of tax of $(1.9)					(2.9)		(2.9)	—	(2.9)
Foreign currency transaction and translation adjustments, net of tax $134.3					240.1		240.1	9.4	249.5
Defined benefit plans adjustment, net of tax of $1.7					2.1		2.1	—	2.1
Comprehensive income							1,032.3	87.8	1,120.1
Dividends to noncontrolling interests							—	(91.7)	(91.7)
Acquisition of noncontrolling interests			(25.6)				(25.6)	(7.1)	(32.7)
Increase in noncontrolling interests from business combinations								38.4	38.4
Adoption of and changes in temporary equity			(210.3)				(210.3)		(210.3)
Common stock dividends declared ($0.60 per share)				(187.2)			(187.2)	—	(187.2)
Share-based compensation			78.6				78.6	—	78.6
Stock issued, share-based compensation			(63.5)			62.7	(0.8)	—	(0.8)
Treasury stock acquired						(15.0)	(15.0)	—	(15.0)
Cancellation of shares	(5,638)						—	—	—
Balance December 31, 2009	397,217,440	$59.6	$1,408.2	$6,465.4	$ (8.0)	$(3,730.4)	$4,194.8	$ 258.0	$4,452.8

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, (Dollars in millions)		
	2009	2008	2007
Cash Flows from Operating Activities:			
Net income	$ 871.4	$ 1,114.4	$ 1,086.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	186.5	182.8	164.2
Amortization of intangible assets	56.3	53.1	44.4
Income from equity method investments, net of dividends received	(9.2)	(14.7)	(10.0)
Provision for doubtful accounts	24.9	26.5	21.2
Share-based compensation	78.6	59.3	68.7
Remeasurement gain, equity interest in acquiree	(41.3)	—	—
Excess tax benefit from share-based compensation	—	(12.9)	(17.2)
Change in operating capital	564.4	(14.3)	241.4
Net Cash Provided by Operating Activities	1,731.6	1,394.2	1,599.3
Cash Flows from Investing Activities:			
Payments to acquire property, plant and equipment	(130.6)	(212.2)	(223.0)
Payments to acquire businesses and interests in affiliates, net of cash acquired	(137.4)	(362.2)	(318.7)
Payments to acquire investments	(3.2)	(13.1)	(42.0)
Payments for settlement of net investment hedge	—	(50.8)	—
Proceeds from sales of investments	45.2	40.9	191.8
Net Cash Used in Investing Activities	(226.0)	(597.4)	(391.9)
Cash Flows from Financing Activities:			
Proceeds from (repayments of) short-term debt	2.5	5.1	(0.9)
Proceeds from borrowings	497.3	2.4	3.4
Repayments of convertible debt	(1,315.5)	(2.0)	(2.0)
Payments of dividends	(187.1)	(192.0)	(182.8)
Payments for repurchase of common stock	(15.0)	(846.8)	(899.7)
Proceeds from stock plans	18.6	86.0	100.9
Payments to noncontrolling interests	(20.8)	(82.6)	(48.6)
Excess tax benefit on share-based compensation	—	12.9	17.2
Other, net	(108.0)	(119.4)	(76.8)
Net Cash Used in Financing Activities	(1,128.0)	(1,136.4)	(1,089.3)
Effect of exchange rate changes on cash and cash equivalents	112.1	(356.3)	(64.4)
Net Increase (Decrease) in Cash and Cash Equivalents	489.7	(695.9)	53.7
Cash and Cash Equivalents at Beginning of Year	1,097.3	1,793.2	1,739.5
Cash and Cash Equivalents at End of Year	$ 1,587.0	$ 1,097.3	$ 1,793.2

The accompanying notes to the consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Presentation of Financial Statements

The terms "Omnicom," "we," "our" and "us" each refer to Omnicom Group Inc. and our subsidiaries, unless the context indicates otherwise. The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

In January 2009, the SEC adopted a final rule requiring filers to adopt Extensible Business Reporting Language ("XBRL") as the internet standard for providing financial information to the SEC. Under the rule, large accelerated filers are required to furnish their basic financial statements for the period ending after June 15, 2009 to the SEC in XBRL format. XBRL uses a standard taxonomy of predefined data labels for financial statement captions. We adapted our financial statement presentation to the current XBRL taxonomy. As a result, the titles of certain captions in our basic financial statements have changed and certain prior period amounts have been reclassified to conform to the current period presentation.

On July 1, 2009, we adopted the FASB Accounting Standards Codification ("Codification"). The Codification does not alter current U.S. GAAP, but it integrated existing accounting standards with other authoritative guidance. The Codification provides a single source of authoritative U.S. GAAP for nongovernmental entities and supersedes all other previously issued non-SEC accounting and reporting guidance. SEC rules and interpretive releases under the federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The adoption of the Codification did not have any effect on our results of operations or financial position. All prior references to U.S. GAAP have been revised to conform to the Codification. Updates to the Codification are issued in the form of Accounting Standards Updates ("ASU").

2. New Accounting Pronouncements

New Accounting Pronouncements — Retrospective Adoption

As of January 1, 2009, we retrospectively adopted revisions to U.S. GAAP included in the following Codification Topics: Codification Topic 810, Consolidation; Codification Topic 260, Earnings per Share; and Codification Topic 470, Debt. All prior periods and amounts presented in the consolidated financial statements and related notes have been retrospectively adjusted in accordance with the revisions.

As a result of the adoption of the revisions to Codification Topic 810, we reclassified $230.6 million of minority interest at December 31, 2008 to noncontrolling interests within the equity section of our consolidated balance sheets. We also modified the format of our consolidated statements of income, equity and comprehensive income and cash flows to conform to the disclosure requirements of the revisions.

Codification Topic 260 provides that all outstanding unvested share-based payments that contain rights to non-forfeitable dividends participate in the undistributed earnings with the common shareholders and are therefore participating securities. Companies with participating securities are required to apply the two-class method in calculating basic and diluted earnings per share. On adoption of the revisions, we retrospectively restated basic and diluted Net Income per Common Share – Omnicom Group Inc. for each period presented.

Codification Topic 470 provides that issuers of instruments that fall within its scope should separately account for the liability and equity components of those instruments by allocating the proceeds at the date of issuance of the instrument between the liability component and the embedded conversion option (the equity component) by first determining the carrying amount of the liability. Our outstanding convertible notes came under the scope of the revisions to Codification Topic 470 when they were amended in 2004. Each convertible note has substantive rights to unilaterally put the convertible notes for redemption on certain specified dates. To calculate the fair value of the liability, we estimated the expected life of each series of our convertible debt and computed the fair value of the liability excluding the embedded conversion option and giving effect to other substantive features such as put and call options. Since our convertible debt was issued at par (no discount) and by its terms does not pay a coupon interest rate, the holder has no economic incentive to hold our convertible debt, and unless a non-contractual supplemental interest payment is offered by us, the holder would exercise his or her put right at the first opportunity. Accordingly, for the purposes of applying the revisions, the expected lives of our convertible notes from the date of amendment in 2004 to the first respective put date were assumed to be 1.2 years, 1 year and 1.6 years for our 2031, 2032 and 2033 Notes, respectively. On adoption of the revisions, we would have recorded additional interest expense, net of income taxes, in years 2004, 2005 and 2006 totaling $28.5 million. This amount represents the fair value of embedded conversion options from the dates of amendment to the first put dates. The amortization of the debt discount is in addition to the amortization of the supplemental interest payments made on our convertible notes.

New Accounting Pronouncements Adopted in 2009

Business Combinations:

On January 1, 2009, we adopted revisions to U.S. GAAP accounting guidance included in Codification Topic 805, Business Combinations. These revisions prospectively change the accounting and financial reporting for business combinations completed subsequent to December 31, 2008, by requiring, among other things, that: upon initially obtaining control, the acquirer record 100% of the goodwill acquired and the associated noncontrolling interests when less than 100% of the target is acquired; all transaction costs be expensed as incurred; and a liability for contingent purchase price obligations (earn-outs), if any, be recorded at the acquisition date and remeasured at fair value and changes in fair value are recorded in our results of operations in subsequent periods.

Temporary Equity — Redeemable Noncontrolling Interests:

On January 1, 2009, we adopted Emerging Issues Task Force ("EITF") Topic No. D-98, Classification and Measurement of Redeemable Securities ("EITF D-98") as it related to our redeemable noncontrolling interests. EITF D-98 has been incorporated for reference purposes into Codification Topic 480, Distinguishing Liabilities from Equity by ASU No. 2009-04.

Owners of noncontrolling interests in certain of our subsidiaries have the right in certain circumstances to require us to purchase additional ownership interests at fair values as defined in the applicable agreements. The intent of the parties is to approximate fair value at the time of redemption by using a multiple of earnings that is consistent with generally accepted valuation practices by market participants in our industry. These contingent redemption rights are embedded in the equity security at issuance, are not free-standing instruments, do not represent a de facto financing and are not under our control. Prior to January 1, 2009, we did not record these contingent rights in our balance sheet.

On adoption of EITF D-98, we recorded the fair value of the redeemable noncontrolling interests of $200.4 million with a corresponding reduction of additional paid-in capital. The adoption of EITF D-98 did not affect our reported results of operations in any period. Additionally, changes in the redemption fair value are remeasured through equity with no impact on our results of operations.

Derivative Instruments and Hedging Activities:

On January 1, 2009, we adopted the revisions to U.S. GAAP included in Codification Topic 815, Derivatives and Hedging, which expands the disclosure requirements of derivative instruments and hedging activities to interim periods. The adoption of these revisions did not have any effect on our results of operations or financial position.

Fair Value — Nonfinancial Assets and Liabilities:

On January 1, 2009, we adopted revisions to U.S. GAAP included in Codification Topic 820, Fair Value Measurements and Disclosures for our nonfinancial assets and liabilities that are not required to be measured at fair value on a recurring basis. Our nonfinancial assets and liabilities include goodwill and our identifiable intangible assets. The adoption of these revisions did not have any effect on our results of operations or financial position.

Subsequent Events:

On June 30, 2009, we adopted the revisions to U.S. GAAP included in Codification Topic 855, Subsequent Events, which provides guidance for disclosing events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of these revisions did not have any effect on our results of operations or financial position.

New Accounting Pronouncements Not Yet Adopted

Variable Interest Entities:

The FASB issued ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities ("ASU 2009-17"), which we will adopt effective January 1, 2010. ASU 2009-17 revised factors that should be considered by a reporting entity when determining whether an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated and also includes revised financial statement disclosures regarding the reporting entity's involvement and risk exposure. We do not believe that the adoption of ASU 2009-17 will have a significant impact on our results of operations and financial position.

3. Significant Accounting Policies

Revenue Recognition. We recognize revenue in accordance with Codification Topic 605, Revenue Recognition and applicable SEC Staff Accounting Bulletins. Substantially all of our revenue is derived from fees for services or a rate per hour, or equivalent basis, and revenue is realized when the service is performed in accordance with terms of each client arrangement, upon completion of the earnings process and when collection is reasonably assured. We record revenue net of sales, use and value added taxes. Certain of our businesses earn a portion of their revenue as commissions based upon performance in accordance with client arrangements.

These principles are the foundation of our revenue recognition policy and apply to all client arrangements in each of our service disciplines – traditional media advertising, customer relationship management, public relations and specialty communications. Because the services that we provide across each of our disciplines are similar and delivered to clients in similar ways, all of the key elements set forth above apply to client arrangements in each of our four disciplines.

In the majority of our businesses, we act as an agent and record revenue equal to the net amount retained when the fee or commission is earned. Although we may bear credit risk in respect of these activities, the arrangements with our clients are such that we act as an agent on their behalf. In these cases, costs incurred with external suppliers are excluded from our revenue. In accordance with certain arrangements, we act as principal and we contract directly with suppliers for media payments and third-party production costs and are responsible for payment. In connection with these arrangements, revenue is recorded at the gross amount billed since revenue has been earned for the sale of goods or services.

A small portion of our contractual arrangements with clients includes performance incentive provisions designed to link a portion of our revenue to our performance relative to both quantitative and qualitative goals. We recognize this portion of revenue when specific quantitative goals are achieved, or when our performance against qualitative goals is determined by our clients.

Work in Process. Work in process consists principally of costs incurred on behalf of clients when providing advertising, marketing and corporate communications services to clients. Such amounts are invoiced to clients at various times over the course of the production process.

Cash and Cash Equivalents. Our cash equivalents are primarily comprised of investments in overnight interest-bearing deposits, commercial paper and money market instruments and other short-term investments with original maturity dates of three months or less at the time of purchase.

Short-Term Investments. Short-term investments consist principally of time deposits with financial institutions that we expect to convert into cash in our current operating cycle, generally within one year. Therefore, they are classified as current assets. Short-term investments are carried at cost, which approximates fair value.

Available-for-Sale Securities. Available-for-sale securities are comprised of investments in publicly traded securities. Available-for-sale securities are carried at quoted market prices.

Cost Method Investments. Cost method investments are primarily comprised of equity interests in privately held companies where we do not exercise significant influence over the operating and financial policies of the investee. These minority ownership interests are accounted for under the cost method and are included in other assets in our consolidated balance sheets. Our minority interests in these investments are periodically evaluated to determine if there has been other than temporary declines below carrying value. A variety of factors are considered when determining if a decline in fair value below carrying value is other than temporary, including, among others, the financial condition and prospects of the investee, as well as our investment intent.

Equity Method Investments. We use the equity method to account for investments in entities in which we have an ownership of less than 50% and have significant influence over the operating and financial policies of the affiliate. The excess of the cost of our ownership interest in the stock of those affiliates over our share of the fair value of their net assets at the acquisition date is recognized as goodwill and included in the carrying amount of our investment. In accordance with Codification Topic 350, Intangibles – Goodwill and Other, equity method goodwill is not amortized. We periodically evaluate these investments to determine if there has been other than temporary declines below carrying value. A variety of factors are considered when determining if a decline in fair value below carrying value is other than temporary, including, among others, the financial condition and prospects of the investee, as well as our investment intent. Further, owners of interests in certain of our affiliates have the right in certain circumstances to require us to purchase additional ownership interests at fair value as defined in the applicable agreement. The intent of the parties is to approximate fair value at the time of redemption by using a multiple of earnings, which is consistent with generally accepted valuation practices used by market participants in our industry. The ultimate amount payable is uncertain because it is based on future earnings of the affiliate, changes in the applicable foreign currency exchange rate and if exercised, the timing of the exercise of these rights.

Treasury Stock. We account for repurchases of our common stock at cost. The reissuance of treasury shares, primarily in connection with employee share-based compensation plans, is accounted for at average cost. Gains or losses on the reissuance of treasury shares are accounted for as additional paid-in capital and do not affect our reported results of operations.

Foreign Currency Transactions and Translation. Our financial statements are prepared in accordance with Codification Topic 830, Foreign Currency Matters. All of our foreign subsidiaries use their local currency as their functional currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Accordingly, the currency impact of the translation of the balance sheets of our foreign subsidiaries to U.S. Dollar statements are included as translation adjustments in accumulated other comprehensive income. The income statements of foreign subsidiaries are translated at average exchange rates for the year. Net foreign currency transaction gains included in pre-tax income were $6.1 million in 2009, $15.3 million in 2008 and $5.6 million in 2007.

Earnings Per Share. Basic earnings per share – Omnicom Group Inc. is based upon the weighted average number of common shares outstanding during each year. Diluted earnings per share – Omnicom Group Inc. is based on the above, plus, if dilutive, common share equivalents which include outstanding options and restricted shares.

As discussed in Note 2, on January 1, 2009, we retrospectively adopted revisions to U.S. GAAP included in Codification Topic 260 that require retrospective application to all prior period net income per common share calculations and provide that all outstanding unvested share-based payments that contain rights to non-forfeitable dividends participate in the undistributed earnings with the common shareholders and are therefore participating securities. Companies with participating securities are required to apply the two-class method in calculating basic and diluted net income per common share. Our restricted stock awards are considered participating securities as they receive non-forfeitable dividends at the same rate as our common stock. In accordance with the revised guidance, the computation of our basic and diluted net income per common share is reduced for a presumed hypothetical distribution of earnings to the holders of our unvested restricted stock. The effect of applying the revised guidance reduced basic net income per common share – Omnicom Group Inc. for the years ended December 31, 2008 and 2007 by $0.03 and $0.04, respectively and reduced the fully diluted net income per common share – Omnicom Group Inc. for the years ended December 31, 2008 and 2007 by $0.03 and $0.02, respectively.

The computations of basic and diluted net income per common share – Omnicom Group Inc. are as follows:

	Years Ended December 31,		
	2009	2008	2007
Net Income Available for Common Shares (in millions):			
Net Income – Omnicom Group Inc.	$793.0	$1,000.3	$975.7
Earnings allocated to participating securities	9.1	13.1	12.5
Net Income available for common shares	$783.9	$ 987.2	$963.2
Weighted Average Shares (in millions):			
Basic	308.2	313.0	326.0
Diluted	310.4	314.8	329.1
Net Income per Common Share – Omnicom Group Inc.			
Basic	$ 2.54	$ 3.17	$ 2.95
Diluted	2.53	3.14	2.93

For purposes of computing diluted net income per common share – Omnicom Group Inc. for the years ended December 31, 2009, 2008 and 2007, 2.2 million shares, 1.7 million shares and 3.1 million shares, respectively, were assumed to have been outstanding related to common shares equivalents. For the years ended December 31, 2009, 2008 and 2007, 10.9 million shares, 6.9 million shares and 0.1 million shares, respectively, attributable to outstanding stock options were excluded from the calculation of diluted net income per common share – Omnicom Group Inc. because the exercise price of the stock options were greater than or equal to the average price of our common stock and therefore their inclusion would have been anti-dilutive.

Subsidiary and Affiliate Stock Transactions. In accordance with Codification Topic 810, effective January 1, 2009, transactions involving purchases, sales or issuances of stock of a subsidiary where control is maintained are recorded as an increase or decrease in additional paid-in capital. In transactions involving subsidiary stock where control is lost, gains and losses are recorded in results of operations. Gains and losses from transactions involving stock of an affiliate are recorded in results of operations until control is achieved.

Salary Continuation Agreements. Arrangements with certain present and former employees provide for continuing payments for periods up to 10 years after cessation of their full-time employment in consideration for agreements by the employees not to compete with us and to render consulting services during the postemployment period. Such payments, the amounts of which are also subject to certain limitations, including our operating performance during the postemployment period, represent the fair value of the services rendered and are expensed in such periods.

Property, Plant and Equipment. Property, Plant and equipment are carried at cost. Depreciation is computed on a straight-line basis over the estimated useful lives which generally range from seven to ten years for furniture and three to five years for equipment. Leasehold improvements are amortized on a straight-line basis over the lesser of the related lease term or the estimated useful life of the asset. Capital leases are amortized on a straight-line basis over the lease term.

Goodwill and Other Intangibles Assets. In accordance with Codification Topic 350, goodwill acquired resulting from a business combination is not amortized, but is periodically tested for impairment. Additionally, we allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values including other identifiable intangible assets, as applicable.

Our other identifiable assets consist primarily of customer relationships, including the related customer contracts and trade names, and are amortized over their estimated useful lives ranging from five to ten years. We consider a number of factors in determining the useful lives and amortization method, including the pattern in which the economic benefits are consumed, as well as trade name recognition and customer attrition. No residual value is estimated for these intangible assets.

We review the carrying value of goodwill for impairment at least annually as of the end of the second quarter and whenever events or circumstances indicate the carrying value may not be recoverable. There is a two-step test for goodwill impairment. In the first step, we compare the fair value of each reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is equal to or greater than its carrying value, goodwill is not impaired and no further testing is required. If the carrying value exceeds fair value, then the second step of the impairment test is performed in order to determine the implied fair value of the reporting unit's goodwill. Goodwill of a reporting unit is impaired when its carrying value exceeds its implied fair value. Impaired goodwill is written down to its implied fair value with a charge to expense in the period the impairment is identified.

We identified our regional reporting units as components of our operating segments, which are our five networks. The regional reporting units of each agency network are responsible for the agencies in their region. They report to the segment managers and facilitate the administrative and logistical requirements of our client-centric strategy for delivering services to clients in their regions. We then concluded that for each of our operating segments, their regional reporting units had similar economic characteristics and should be aggregated for purposes of testing goodwill for impairment at the operating segment level. Our conclusion was based on a detailed analysis of the aggregation criteria set forth in Codification Topic 280, Segment Reporting, and the guidance set forth in Codification Topic 350. Consistent with the fundamentals of our business strategy, the agencies within our regional reporting units serve similar clients in similar industries, and in many cases the same clients. In addition, the agencies within our regional reporting units have similar economic characteristics, as the main economic components of each agency are the salary and service costs associated with providing professional services, the office and general costs associated with office space and occupancy, and the provision of technology requirements which are generally limited to personal computers, servers and off-the-shelf software. Finally, the expected benefits of our acquisitions are typically shared across multiple agencies and regions as they work together to integrate the acquired agency into our client service strategy. We use the following valuation methodologies to determine the fair value of our reporting units, including: (1) the income approach which utilizes discounted expected future cash flows, (2) comparative market participant multiples of EBITDA (earnings before interest, income taxes, depreciation and amortization), and (3) when available, consideration of recent and similar purchase acquisition transactions.

Based on the results of our annual impairment review, we concluded that our goodwill was not impaired as of June 30, 2009 and 2008, because the fair values of each of our reporting units were substantially in excess of their respective net book values.

In the latter part of 2008, contraction in the global economy, a decline in consumer spending, rising unemployment and other factors accelerated the global recession. The global recession reduced clients' spending on the services that our agencies provide. As a result, our revenue and profit declined in the fourth quarter of 2008 compared to the fourth quarter of the prior year. A significant adverse change in business conditions typically triggers an evaluation of goodwill for impairment prior to the required annual review. Although the decline we experienced in our business on a constant currency basis in the fourth quarter was not significant, given the generally negative economic environment, we updated our impairment analyses for each of our reporting units as of December 31, 2008 and concluded that our goodwill was not impaired.

Subsequent to our annual evaluation of the carrying value of goodwill at the end of the second quarter of 2009, there were no events or circumstances that triggered the need for an interim evaluation for impairment. In addition, our actual results for revenue growth and cash flows for 2009 have approximated the assumptions used in our testing as of June 30, 2009. Further, those assumptions for revenue growth and cash flows for all reporting units for 2010 are less than or equal to our most current forecast for 2010 revenue growth and cash flows as of December 31, 2009. In addition, the comparable market participant multiples of EBITDA we used in our June 30, 2009 valuation have improved as of December 31, 2009. Based on these factors, we did not perform an interim impairment evaluation on the carrying value of our goodwill at December 31, 2009.

Income Taxes. We file a consolidated U.S. income tax return and tax returns in various state and local jurisdictions. Our subsidiaries also file tax returns in various foreign jurisdictions. Our principal foreign jurisdictions include the United Kingdom, France and Germany. We have not provided U.S. federal and state income taxes on cumulative earnings of non-U.S. subsidiaries that have been reinvested indefinitely. A provision has been made for income taxes on the distribution of earnings of international subsidiaries and affiliates. Interest and penalties related to tax positions taken in our tax returns are recorded in income tax expense in our consolidated statements of income.

We account for income taxes in accordance with Codification Topic 740, Income Taxes. Deferred income taxes are provided for the temporary difference between the financial reporting basis and tax basis of our assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed to be in effect when the differences reverse. Deferred tax assets result principally from recording certain expenses in the financial statements which are not currently deductible for tax purposes, including employee stock-based compensation expense and from differences between the tax and book basis of assets and liabilities recorded in connection with acquisitions, as well as tax loss and credit carryforwards. Deferred tax liabilities result principally from expenses arising from financial instruments which are currently deductible for tax purposes but have not been expensed in the financial statements and basis differences arising from tangible and deductible intangible assets.

We maintain valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. In determining whether a valuation allowance is warranted, we evaluate factors such as prior earnings history, expected future earnings, carry-back and carry-forward periods and tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset.

Employee Share-Based Compensation. Employee share-based compensation, consisting primarily of stock options and restricted stock, is accounted for in accordance with Codification Topic 718, Compensation – Stock Compensation. We account for share-based employee compensation using the fair value method. The fair value of share-based employee compensation is recorded in our results of operations. In determining the fair value of certain share-based compensation awards, we use certain estimates and assumptions such as expected life, rate of risk free interest, volatility and dividend yield. Information about our specific awards plans can be found in Note 10.

Severance. The liability for one-time termination benefits, such as severance pay or benefit payouts, is measured and recognized initially at fair value in the period in which the liability is incurred. Subsequent changes to the liability are recognized in results of operations in the period of change.

Defined Benefit Pension Plans and Postemployment Arrangements. We maintain two domestic and twenty-seven foreign noncontributory defined benefit pension plans. The funded status of our defined benefit plans is recognized in our consolidated balance sheets. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. The benefit obligation is the projected benefit obligation ("PBO"), which represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. The fair value of plan assets, if any, represents the current market value. Overfunded plans where the fair value of plan assets exceeds the benefit obligation are aggregated and recorded as a prepaid pension asset equal to this excess. Underfunded plans where the benefit obligation exceeds the fair value of plan assets are aggregated and recorded as a liability equal to this excess. The liability for our postemployment arrangements is recognized in our consolidated balance sheets. The benefit obligation of our postemployment arrangements is the PBO and these arrangements are not funded. The current portion of the benefit obligations of our defined benefit pension plans and postemployment arrangements represents the actuarial present value of benefits payable in the next twelve months that exceed the fair value of plan assets. This obligation is recorded in other current liabilities in our consolidated balance sheets.

Concentration of Credit Risk. We provide marketing and corporate communications services to thousands of clients who operate in nearly every industry sector and we grant credit to qualified clients in the normal course of business. Due to the diversified nature of our client base, we do not believe that we are exposed to a concentration of credit risk as our largest client accounted for 3.1% of our 2009 revenue and no other client accounted for more than 2.5% of our 2009 revenue.

Derivative Financial Instruments. Codification Topic 815, Derivatives and Hedging establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value.

Our derivative financial instruments consist principally of forward foreign exchange contracts. For derivative financial instruments to qualify for hedge accounting the following criteria must be met: (1) the hedging instrument must be designated as a hedge; (2) the hedged exposure must be specifically identifiable and expose us to risk; and (3) it is expected that a change in fair value of the derivative financial instrument and an opposite change in the fair value of the hedged exposure will have a high degree of correlation.

If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a derivative used as hedge is required to be immediately recognized in results of operations.

We execute forward foreign exchange contracts in the same currency as the related exposure, whereby 100% correlation is achieved based on spot rates. Gains and losses on derivative financial instruments which are hedges of foreign currency assets or liabilities are recorded at market value and changes in market value are recognized in results of operations in the current period. Gains and losses on cross-currency interest rate swaps that are used to hedge our net investments in foreign subsidiaries are recorded in accumulated other comprehensive income as translation adjustments to the extent of changes in the spot exchange rate. The remaining difference is recorded in our results of operations in the current period.

Fair Value. We apply the fair value measurement guidance of Codification Topic 820, Fair Value Measurements and Disclosures for our financial assets and liabilities that are required to be measured at fair value and for our nonfinancial assets and liabilities that are not required to be measured at fair value on a recurring basis, including goodwill and other identifiable intangible assets. The measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. The inputs create the following fair value hierarchy:

- Level 1 — Quoted prices for identical instruments in active markets.
- Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations where inputs are observable or where significant value drivers are observable.
- Level 3 — Instruments where significant value drivers are unobservable to third parties.

When available, we use quoted market prices to determine the fair value of our financial instruments and classify such items in Level 1. In some cases, we use quoted market prices for similar instruments in active markets and classify such items in Level 2.

4. Business Combinations

During 2009, we completed four acquisitions of new subsidiaries and made additional investments in companies in which we had an existing minority ownership interest. Total additions to goodwill for these transactions were $76.6 million. In addition, we made or accrued contingent purchase price payments of $133.2 million, which were included in goodwill. Approximately $44.8 million of the goodwill recorded in these acquisitions is expected to be deductible for income tax purposes. Further, we also acquired additional equity in certain of our majority owned subsidiaries. In accordance with Codification Topic 810, these transactions are accounted for as equity transactions and no additional goodwill was recorded. None of the transactions referred to above were material to our results of operations or financial position.

Valuation of these acquired companies was based on a number of factors, including specialized know-how, reputation, geographic coverage, competitive position and service offerings. Our acquisition strategy has been focused on acquiring the expertise of an assembled workforce in order to continue to build upon the core capabilities of our various strategic business platforms through the expansion of their geographic area and/or their service capabilities to better serve our clients. Consistent with our acquisition strategy and past practice, most acquisitions completed in 2009 included an initial payment at the time of closing and provide for future additional contingent purchase price payments. Contingent payments for these transactions, as well as certain acquisitions completed in prior years, are derived using the performance of the acquired entity and are based on pre-determined formulas. Contingent purchase price obligations for acquisitions completed prior to January 1, 2009 are accrued when the contingency is resolved and payment is certain. Contingent purchase price obligations related to acquisitions completed subsequent to December 31, 2008 are recorded as liabilities at fair value and are remeasured at each reporting period and changes in fair value are recorded in results of operations.

For each of our acquisitions, we undertake a detailed review to identify other intangible assets and a valuation is performed for all such identified assets. We use several market participant measurements to determine fair value. This approach includes consideration of similar and recent transactions, as well as utilizing discounted expected cash flow methodologies and when available and as appropriate, we use comparative market multiples to supplement our analysis. Like most service businesses, a substantial portion of the intangible asset value that we acquire is the specialized know-how of the workforce, which is treated as part of goodwill and is not required to be valued separately. The majority of the value of the identifiable intangible assets that we acquire is derived from customer relationships, including the related customer contracts, as well as trade names. In executing our acquisition strategy, one of the primary drivers in identifying and executing a specific transaction is the existence of, or the ability to, expand our existing client relationships. The expected benefits of our acquisitions are typically shared across multiple agencies and regions.

5. Intangible Assets

The components of our intangible assets at December 31, 2009 and 2008 were as follows:

	(Dollars in millions)					
	2009			2008		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Intangible assets subject to impairment tests:						
Goodwill	$8,231.6	$590.4	$7,641.2	$7,787.8	$567.6	$7,220.2
Other identifiable intangible assets subject to amortization:						
Purchased and internally developed software	$ 266.2	$202.7	$ 63.5	$ 254.8	$191.5	$ 63.3
Customer related and other	270.7	113.4	157.3	244.6	86.9	157.7
Total	$ 536.9	$316.1	$ 220.8	$ 499.4	$278.4	$ 221.0

The following table presents the changes in the carrying amount of goodwill at December 31, 2009 and 2008 (dollars in millions):

	2009	2008
Balance at January 1	$7,220.2	$7,318.5
Goodwill related to acquisitions during the year	246.7	358.2
Goodwill related to dispositions during the year	(11.3)	(2.1)
Foreign exchange	185.6	(454.4)
Gross goodwill at December 31	7,641.2	7,220.2
Accumulated impairment losses	—	—
Net goodwill at December 31	$7,641.2	$7,220.2

In connection with the adoption of Codification Topic 805 on January 1, 2009, goodwill related to acquisitions completed during 2009 includes $36.9 million related to goodwill associated with noncontrolling interests.

6. Debt

Lines of Credit:

We have a $2.5 billion credit facility that expires on June 23, 2011. We have the ability to classify outstanding borrowings, if any, under our credit facility as long-term debt. At December 31, 2009 and 2008, our committed and uncommitted lines of credit, including our $2.5 billion credit facility, aggregated $2,900.4 million and $2,870.1 million, respectively. The unused portion of these credit lines was $2,863.3 million and $2,853.9 million at December 31, 2009 and 2008, respectively.

Our $2.5 billion credit facility provides back-up liquidity in the event any of our convertible notes are put back to us, as well as support for our commercial paper issuances. The gross amount of borrowings and repayments under the credit facility during 2009 was $21.6 billion, with an average term of 12.4 days. During 2008, the amount of gross borrowings and repayments under the credit facility were $13.4 billion with an average term of 15 days. The gross amount of commercial paper issued and redeemed under our commercial paper program during 2009 was $12.7 billion, with an average term of 5.2 days. During 2008, $14.7 billion of commercial paper was issued and redeemed with an average term of 4.4 days. Depending on market conditions at the time, we either issue commercial paper or borrow under our credit facility or our uncommitted lines of credit to manage our short-term cash requirements primarily related to changes in our day-to-day working capital requirements. As of December 31, 2009 and 2008, we had no commercial paper issuances or borrowings outstanding under our credit facility.

Our credit facility is provided by a bank syndicate that includes large global banks such as Citibank, JPMorgan Chase, HSBC, RBS, Deutsche Bank, Bank of America, Societe Generale and BBVA. We also include large regional banks in the U.S. such as US Bancorp, Northern Trust, PNC and Wells Fargo. Additionally, we include banks that have a major presence in countries where we conduct business such as BNP Paribas in France, Sumitomo in Japan, Intesa San Paolo in Italy, Scotia in Canada and ANZ in Australia.

Several banks that were in our bank syndicate merged with other global financial institutions. Additionally, during the recent credit crisis several banks in our bank syndicate received capital infusions from their central governments. In the event that a bank in our syndicate were to default on its obligation to fund its commitment under our credit facility or cease to exist and there was no successor entity, the credit facility provides that the remaining banks in the syndicate would only be required to fund advances requested under the credit facility on a pro rata basis up to their total commitment and the portion of the credit facility provided by the defaulting bank would not be available to us.

The credit facilities contain financial covenants limiting the ratio of total consolidated indebtedness to total consolidated EBITDA (for purposes of these covenants EBITDA is defined as earnings before interest, taxes, depreciation and amortization) to no more than 3.0 times. In addition, we are required to maintain a minimum ratio of EBITDA to interest expense of at least 5.0 times. At December 31, 2009, our ratio of debt to EBITDA was 1.4 times and our ratio of EBITDA to interest expense was 13.2 times. We were in compliance with these covenants. In addition, the credit facilities do not limit our ability to declare or pay dividends.

Short-Term Borrowings:

At December 31, 2009 and 2008, we had short-term borrowings of $19.3 million and $16.2 million, respectively, that are primarily comprised of the bank overdrafts of our international subsidiaries. These bank overdrafts are treated as unsecured loans pursuant to our bank agreements. The weighted average interest rate on these bank loans as of December 31, 2009 and 2008 was 8.0% and 8.7%, respectively.

Debt — General:

Our wholly-owned finance subsidiaries Omnicom Capital Inc. ("OCI") and Omnicom Finance Inc. ("OFI") provide funding for our operations by incurring debt and lending the proceeds to our operating subsidiaries. OCI and OFI's assets consist of intercompany loans made to our operating subsidiaries and the related interest receivable. OCI and OFI are co-issuers and co-obligors of our 5.90% Senior Notes, 6.25% Senior Notes and Convertible Debt. There are no restrictions in the applicable indentures on the ability of OCI, OFI or us to obtain funds from our subsidiaries through dividends, loans or advances. The 5.90% Senior Notes, 6.25% Senior Notes and Convertible Debt are a joint and several liability of us, OCI and OFI, and we unconditionally guarantee the obligations of OCI and OFI with respect to the 5.90% Senior Notes, 6.25% Senior Notes and Convertible Debt.

Long-Term Debt:

Long-term debt outstanding at December 31, 2009 and 2008 consisted of the following:

	(Dollars in millions)	
	2009	2008
5.90% Senior Notes due April 15, 2016	$ 996.9	$ 996.4
6.25% Senior Notes due July 15, 2019	496.9	—
Other notes and loans at rates from 2.8% to 10.0%, due through 2015	18.6	19.1
	1,512.4	1,015.5
Less current portion	17.8	2.7
Total long-term debt	$1,494.6	$1,012.8

On July 1, 2009, we issued $500 million principal amount of 6.25% Senior Notes due July 15, 2019. The proceeds from the issuance before deducting underwriting commissions and offering expenses were $496.7 million. The 6.25% Senior Notes are senior unsecured notes that rank in equal right of payment with all existing and future unsecured indebtedness and as a joint and several liability of the issuer and the co-obligors.

In connection with the issuance of the 6.25% Senior Notes, we entered into a same-day forward treasury lock agreement to hedge the variability in the expected future cash flows attributable to the risk associated with a change in the designated benchmark treasury rate that was used to price the notes. This agreement was designated as a hedge for accounting purposes. Simultaneously with the pricing of the notes, we terminated and settled the hedge and realized a $2.9 million loss that is included in comprehensive income and is being amortized over the term of the 6.25% Senior Notes.

Convertible Debt:

Convertible debt outstanding at December 31, 2009 and 2008 consisted of the following:

	(Dollars in millions)	
	2009	2008
Convertible Notes — due February 7, 2031	$ 5.8	$ 847.0
Convertible Notes — due July 31, 2032	252.7	727.0
Convertible Notes — due June 15, 2033	0.1	0.1
Convertible Notes — due July 1, 2038	467.4	467.4
	726.0	2,041.5
Less current portion	—	—
Total convertible debt	$726.0	$2,041.5

In February 2001, we issued $850.0 million aggregate principal amount of Liquid Yield Option Notes due February 7, 2031 ("2031 Notes"). In prior years, $3.0 million principal amount of notes were put back to us reducing the total outstanding balance to $847.0 million at December 31, 2008. In 2009, $841.2 million principal amount of notes were put back to us reducing the total outstanding balance to $5.8 million at December 31, 2009.

In March 2002, we issued $900.0 million aggregate principal amount of Zero Coupon Zero Yield Convertible Notes due July 31, 2032 ("2032 Notes"). The notes are senior unsecured zero-coupon securities that were convertible at issuance into 16.4 million shares of our common stock, implying a conversion price of $55.01 per common share, subject to normal anti-dilution adjustments. These notes are convertible at a specified ratio only upon the occurrence of certain events, including: if our common shares trade above certain levels, if we effect extraordinary transactions or if our long-term debt credit ratings are downgraded at least two notches from their December 31, 2009 level of A- to BBB or lower by S&P, or from their December 31, 2009 level of Baa1 to Baa3 or lower by Moody's. These events would not, however, result in an adjustment of the number of shares issuable upon conversion. Holders of these notes have the right to put the notes back to us for cash in August of each year and we have agreed not to redeem the notes for cash before July 31, 2010. There are no events that accelerate the noteholders' put rights. Beginning in August 2007 and every six months thereafter, if the market price of our common shares exceeds certain thresholds, we may be required to pay contingent cash interest for that period. Our initial calculation in August 2007 and subsequent calculations did not require us to pay contingent interest. In prior years, $173.0 million principal amount of notes were put back to us reducing the total outstanding balance at December 31, 2006 to $727.0 million. In 2009, $474.3 million principal amount of notes were put back to us reducing the outstanding balance at December 31, 2009 to $252.7 million.

In June 2003, we issued $600.0 million aggregate principal amount of Zero Coupon Zero Yield Convertible Notes due June 15, 2033 ("2033 Notes"). The notes are senior unsecured obligations that were convertible at issuance into 11.7 million shares of our common stock, implying a conversion price of $51.50 per common share, subject to normal anti-dilution adjustments. These notes are convertible at the specified ratio only upon the occurrence of certain events, including: if our common shares trade above certain levels, if we effect extraordinary transactions or if our long-term debt credit ratings are downgraded from their December 31, 2009 level to Ba1 or lower by Moody's or BBB- or lower by S&P. The occurrence of these events will not result in an adjustment of the number of shares issuable upon conversion. Holders of these notes have the right to put the notes back to us for cash on June 15, 2010, 2013, 2018, 2023 and on each June 15 annually thereafter through June 15, 2032 and we have a right to redeem the notes for cash beginning on June 15, 2010. There are no events that accelerate the noteholders' put rights. Beginning in June 2010, if the market price of our common shares exceeds certain thresholds, we may be required to pay contingent cash interest. The majority of the 2033 Notes were amended in June 2006, as discussed below, and the amended notes are referred to as our Zero Coupon Zero Yield Convertible Notes due 2038 ("2038 Notes").

Our 2031, 2032, 2033 and 2038 Notes (collectively the "Notes") provide the noteholders with certain rights that we consider to be embedded derivatives. Embedded derivatives could be required to be bifurcated and accounted for separately from the underlying host instrument. The noteholders' rights considered for bifurcation were: (1) an embedded conversion option to convert the bonds into shares of our common stock; (2) the right to put the Notes back to us for repayment (noteholders' put right) and our agreement to not call the Notes up to specified dates (no call right); and (3) the right to collect contingent cash interest from us if certain criteria are met. As discussed below, the embedded derivatives were not required to be bifurcated or had no impact on the carrying value of the Notes and accordingly, the Notes are carried at their value due at maturity.

Specifically, the embedded conversion options qualified for the exception covering convertible bonds and we are not required to separately account for the embedded conversion option. The embedded conversion options met the criteria and would, if converted, be accounted for in equity as if they were freestanding derivatives. We are not required to separately value and account for the noteholders' put right and the no call right. These rights were considered to be clearly and closely related to the underlying Notes and are not contingently exercisable. Additionally, the debt was not issued with a substantial discount or premium. Lastly, the noteholders' right to collect contingent cash interest is a derivative and is required to be marked to market value each reporting period with changes recorded in interest expense. The value of this right is primarily linked to the price of our common stock and not the debt host contract. Therefore, it is not clearly and closely related to our debt and is required to be separately accounted for. For each of the Notes at issuance and through December 31, 2005, this right had nominal value. For the periods ended December 31, 2009 and 2008, there was no value ascribed to these rights.

In August 2004 and November 2004, we amended the indentures governing the 2031 Notes, the 2032 Notes and the 2033 Notes. The amendments to all three indentures were similar with respect to settlement of the notes on put or conversion. We amended the provisions regarding payment to the noteholders in the event of a put. Previously, we could satisfy the put obligation in cash, shares or a combination of both, at our option. The amendments provide that we can only satisfy the put obligation in cash. We also amended the provisions regarding payment to the noteholders in the event the noteholders exercise their conversion right. Previously, we were required to satisfy the conversion obligation of each note by delivering the underlying number of shares, as adjusted, into which the note converts. The amendments provide that the conversion obligation is equal to a conversion value determined on the day of conversion, calculated by multiplying the share price at the close of business on that day by the underlying number of shares into which the note converts. We then satisfy the conversion value by paying the initial principal amount of the note in cash and the balance of the conversion value in cash or shares, at our option. Further, the amended notes qualified for the exception, covering convertible bonds and we are not required to separately account for the fair value of the embedded conversion option after issuance. At the same time we amended the indenture provisions governing settlement on put or conversion, we also amended the provisions of 2031 Notes and the 2032 Notes governing the payment of contingent cash interest. As discussed in Note 2, we retrospectively adopted revisions to Codification Topic 470 as it applies to our Convertible Notes.

In June 2006, our 2033 Notes were amended to extend the maturity of the notes from June 15, 2033 to July 1, 2038. The additional amendments conformed other terms of the notes for the extension of the maturity date, as well as amending the comparable yield. On June 21, 2006, we repurchased $132.5 million of notes that were put to us. Of the remaining $467.5 million of notes as of June 30, 2006, noteholders holding a combined amount of $428.1 million of notes consented to the amendments, were paid $27.50 per $1,000 note and their notes were amended. The total supplemental interest payment of $11.7 million was amortized ratably over a twenty-four-month period to the next put date. During the first quarter of 2007, substantially all of the remaining holders of the 2033 Notes exchanged their notes for 2038 Notes reducing the aggregate principal amount of the 2033 Notes outstanding to $0.1 million. No supplemental interest payment or fee was paid to the noteholders who exchanged their notes. In June 2008, none of the 2033 or 2038 Notes were put back to us for repurchase. The next put date for the 2033 Notes and 2038 Notes is June 15, 2010.

In July 2006, we offered to pay a supplemental interest payment of $32.50 per $1,000 principal amount of notes to holders of our 2032 Notes as of August 1, 2006 that did not put their notes back to us. On August 4, 2006, we repurchased $165.2 million of our 2032 Notes that were put to us. With respect to the remaining $727.0 million of notes, noteholders were paid a total supplemental interest payment of $23.6 million on August 2, 2006 which was amortized ratably over a 12-month period to the next put date.

In February 2008, we offered to pay a supplemental interest payment of $9.00 per $1,000 principal amount of notes to holders of our 2031 Notes as of February 4, 2008 who did not put their notes back to us. None of the 2031 Notes were put back to us and on February 8, 2008, noteholders were paid a total supplemental interest payment of $7.6 million which was amortized ratably over a 12-month period to the next put date.

In July 2008, we offered to pay a supplemental interest payment of $25.00 per $1,000 principal amount of notes to holders of our 2032 Notes as of July 31, 2008 and we offered to eliminate Omnicom's right to redeem the 2032 Notes prior to August 2, 2010, provided that the noteholders deliver a valid consent, agree not to put their notes back to us and waive their rights to contingent cash interest payable from October 31, 2008 through and including August 1, 2010. Substantially all of the noteholders consented to the amendments and all of the 2032 Notes remain outstanding. Noteholders were paid a total supplemental interest payment totaling $18.1 million that was amortized ratably over a 12-month period to the next put date. The next put date for the 2032 Notes is July 31, 2010.

On February 9, 2009, holders of $841.2 million aggregate principal amount of our 2031 Notes put their notes back to us for purchase at par and $5.8 million of 2031 Notes remained outstanding. We borrowed $814.4 million under our credit facility and received $26.8 million from unaffiliated equity investors in a partnership we control to fund the purchase of the 2031 Notes. We repurchased and retired $295.2 million aggregate principal amount of the 2031 Notes that had been put. We loaned the partnership $493.4 million and contributed $25.8 million as our equity investment. The partnership used the proceeds from the loan which it combined with the total contributed equity to purchase the remaining $546.0 million aggregate principal amount of the 2031 Notes that were put. The partnership is consolidated in accordance with Codification Topic 810, Consolidation, and as a result, all of the 2031 Notes held by the partnership are eliminated in consolidation.

On February 12, 2009, we paid a supplemental interest payment of $50.00 per $1,000 principal amount of notes to holders of our 2031 Notes. As a result, the partnership was paid a supplemental interest payment of $27.3 million and other noteholders who did not put their notes were paid a supplemental interest payment of $0.3 million. The loan made to the partnership bore interest at 3.35% per annum. On consolidation, interest income from the loan to the partnership offsets interest expense from the amortization of the supplemental interest payment made to the partnership resulting in net interest expense of $7.0 million for the year ended December 31, 2009.

In December 2009, the partnership was liquidated and the remaining $546.0 million of our 2031 Notes held by the partnership were permanently retired and the loan was repaid.

On August 6, 2009, we paid a supplemental interest payment of $7.6 million to holders of our 2032 Notes who did not put their notes back to us. A total of $474.3 million of our 2032 Notes were put back to us for repurchase and a total of $252.7 million of our 2032 Notes remain outstanding. The supplemental interest payment is being amortized ratably over a twelve-month period to the next put date.

Interest Expense:

For the years ended December 31, 2009, 2008 and 2007, our gross interest expense was $122.2 million, $124.6 million and $106.9 million, respectively. Interest expense for our 5.90% Senior Notes and 6.25% Senior Notes was $76.4 million, $60.2 million and $60.2 million in 2009, 2008 and 2007, respectively. Included in interest expense is amortization of supplement interest payments of $22.7 million, $17.1 million and $23.9 million related to our convertible notes in 2009, 2008 and 2007, respectively. The remainder of our interest expense in these years was related to borrowings under our credit facility, commercial paper issuances and short-term borrowings.

Maturities:

The aggregate stated maturities of our long-term debt and convertible debt at December 31, 2009, are as follows:

	(Dollars in millions)
2010	$ 17.8
2011	0.7
2012	0.1
2013	0.0
2014	0.0
2015	0.0
Thereafter	2,219.8

7. Segment Reporting

Our wholly and partially owned agencies operate within the advertising, marketing and corporate communications services industry. These agencies are organized into agency networks, virtual client networks, regional reporting units and operating groups. Consistent with the fundamentals of our business strategy, our agencies serve similar clients, in similar industries, and in many cases the same clients across a variety of geographic regions. In addition, our agency networks have similar economic characteristics and similar long-term operating margins, as the main economic components of each agency are the salary and service costs associated with providing professional services, the office and general costs associated with office space and occupancy, and the provision of technology requirements which are generally limited to personal computers, servers and off-the-shelf software. Therefore, given these similarities, we aggregate our operating segments, which are our five agency networks, into one reporting segment.

A summary of our revenue and long-lived assets and goodwill by geographic area for the years then ended, and at December 31, 2009, 2008 and 2007 is presented below (dollars in millions):

	Americas	EMEA	Asia/Australia
2009			
Revenue	$6,855.0	$4,076.5	$789.2
Long-Lived Assets and Goodwill	5,642.3	2,549.0	127.2
2008			
Revenue	$7,644.7	$4,869.5	$845.7
Long-Lived Assets and Goodwill	5,468.5	2,352.1	119.2
2007			
Revenue	$7,392.8	$4,543.7	$757.5
Long-Lived Assets and Goodwill	5,262.7	2,638.5	123.9

The Americas is primarily comprised of the U.S., Canada and Latin American countries. EMEA is primarily comprised of various Euro currency countries, the United Kingdom, the Middle-East and Africa and other European countries that have not adopted the European Union Monetary standard. Asia/Australia is primarily comprised of China, Japan, Korea, Singapore, Australia and other Asian countries.

8. Cost Method Investments

Our cost method investments are primarily comprised of equity interests of less than 20% in various privately held companies. The cost method is used when we own less than a 20% equity interest and do not exercise significant influence over the operating and financial policies of the investee. The total carrying value of our cost method investments was $27.3 million and $36.5 million at December 31, 2009 and 2008, respectively and are included in other assets in our consolidated balance sheets.

9. Equity Method Investments

We have investments in privately held unconsolidated affiliated companies accounted for under the equity method. The affiliated companies offer marketing and corporate communications services similar to those offered by our operating companies. The equity method is used when we own less than 50% of the common stock but exercise significant influence over the operating and financial policies of the affiliate.

Our total equity investments did not exceed 1.7% of our total assets, our proportionate share of our affiliates' total assets did not exceed 2.9% of our total assets, and individually and in the aggregate, our proportionate share of our affiliates' income before income taxes did not exceed 4.5% of our total income before income taxes. Accordingly, summarized financial information of our affiliates is not required to be disclosed as these affiliates are not material to our financial position or results of operations.

For the years ended December 31, 2009, 2008 and 2007, our equity interest in the net income of these affiliated companies was $30.8 million, $42.0 million and $38.4 million, respectively. Our equity interest in the net assets of these affiliated companies was $156.9 million and $162.0 million at December 31, 2009 and 2008, respectively. Owners of interests in certain of our affiliated companies have the right in certain circumstances to require us to purchase additional ownership interests at fair value as defined in the applicable agreements. The intent of the parties is to approximate fair value at the time of redemption by using a multiple of earnings, which is consistent with generally accepted valuation practices used by market participants in our industry. The terms of these rights vary for each arrangement and the ultimate amount payable in the future also varies based upon the future earnings of the affiliated companies, changes in the applicable foreign currency exchange rates and, if exercised, the timing of the exercise of these rights.

Upon the exercise by a majority shareholder of the redemption right provided for in the shareholder's agreement of one of our affiliate investments in the Middle East, we acquired a controlling interest in the affiliate in the fourth quarter of 2009. Our investment was previously accounted for under the equity method. Upon the purchase of these shares, in accordance with Codification Topic 805, we recorded a gain of $41.3 million in results of operations to reflect the remeasurement at fair value of our investment held prior to the purchase. The purchase price for the additional 41% interest was negotiated at fair value in an arms-length transaction. The difference between the fair value of our shares and the carrying value of our investment held prior to the acquisition resulted in the remeasurement gain. In addition, we performed a valuation of the business and confirmed the fair value used to determine the remeasurement gain. We used the following valuation methodologies to confirm the fair value: the income approach which utilized discounted expected future cash flows and comparative market participant multiples of EBITDA (earnings before interest, income taxes, depreciation and amortization).

10. Share-Based Compensation Plans

Our equity incentive compensation plan adopted in 2007 ("2007 Incentive Award Plan") reserved 37.0 million shares of our common stock for options, restricted stock and other awards. The 2007 Incentive Award Plan also permits forfeited shares that were issued as restricted stock awards and option grants under the current and prior award plans to be reissued. Under the 2007 Incentive Award Plan, the exercise price of options awarded may not be less than 100% of the market price of the stock at the date of grant and the option term cannot be longer than ten years from the date of grant. The terms of each award and the times at which each award is exercisable are determined by the Compensation Committee of the Board of Directors. It is anticipated that the full vesting period for awards will generally be three years. Generally our option grants become exercisable 30% on each of the first two anniversary dates of the grant date with the final 40% becoming exercisable three years from the grant date.

As a result of the adoption of the 2007 Incentive Award Plan in 2007, no new awards may be granted under our prior award plans.

Our current and prior award plans do not permit the holder of an award to elect cash settlement under any circumstances.

Total pre-tax share-based employee compensation cost for the years ended December 31, 2009, 2008 and 2007, was $78.6 million, $59.3 million and $68.7 million, respectively. At December 31, 2009, total unamortized share-based compensation at that will be expensed over the next five years was $180.8 million.

Stock Options:

Options included under all incentive compensation plans, all of which were approved by our shareholders, for the past three years are:

	2009		2008		2007	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Shares under option, beginning of year	23,398,301	$36.87	21,711,535	$38.26	23,881,610	$37.44
Options granted under 2007 Incentive Award Plan	22,620,000	23.73	3,520,000	25.48	120,000	52.83
Options exercised	(545,586)	31.18	(1,630,734)	30.40	(2,097,251)	29.43
Options forfeited / repurchased	(4,640,000)	39.52	(202,500)	40.57	(192,824)	41.63
Shares under option, end of year	40,832,715	$29.37	23,398,301	$36.87	21,711,535	$38.26
Options exercisable at year-end	16,325,715	$37.46	19,794,301	$38.82	21,591,535	$38.18

The following table summarizes the information above about options outstanding and options exercisable at December 31, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices (in dollars)	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$39.16	1,564,000	1 year	$39.16	1,564,000	$39.16
31.18 to 43.58	11,713,411	1-2 years	36.77	11,713,411	36.77
43.04 to 46.77	1,920,304	2-3 years	46.26	1,920,304	46.26
52.83	120,000	4-5 years	52.83	72,000	52.83
25.48 to 25.80	3,520,000	8-9 years	25.48	1,056,000	25.48
23.40 to 38.50	21,995,000	9-10 years	23.74	—	—
	40,832,715			16,325,715	

The weighted average fair value, calculated on the basis summarized below, of each option granted was $3.62, $3.78 and $8.01 for 2009, 2008 and 2007, respectively. The fair value of each option grant has been determined on the date of grant using the Black-Scholes option valuation model and are typically amortized to expense over the vesting period. The Black-Scholes assumptions (without adjusting for the risk of forfeiture and lack of liquidity) were as follows:

	2009	2008	2007
Expected option lives	5.0 years	5.0 years	3.5 years
Risk free interest rate	1.7% – 2.5%	1.5%	4.0%
Expected volatility	19.6% – 24.1%	19.3% – 19.4%	14.7%
Dividend yield	1.5% – 2.5%	2.3%	1.1%

Restricted Shares:

Changes in outstanding shares of restricted stock for the three years ended December 31, 2009 were as follows:

	2009	2008	2007
Restricted shares at beginning of year	4,473,981	4,297,967	4,162,718
Number granted	664,217	1,800,992	1,639,761
Number vested	(1,426,456)	(1,232,061)	(1,243,605)
Number forfeited	(239,813)	(392,917)	(260,907)
Restricted shares at end of year	3,471,929	4,473,981	4,297,967

The weighted average per share grant date fair value of restricted shares at December 31, 2009, 2008 and 2007 was $44.04, $45.70 and $44.94, respectively. The weighted average per share fair value for restricted shares granted in 2009, 2008 and 2007 was $32.87, $44.72 and $51.32, respectively.

All restricted shares were sold at a price per share equal to their par value. The difference between par value and market value on the date of the grant is charged to additional paid-in capital and is amortized to expense over the restriction period. The restricted shares typically vest in 20% annual increments provided the employee remains in our employ.

Restricted shares may not be sold, transferred, pledged or otherwise encumbered until the forfeiture restrictions lapse. Under most circumstances, the employee must resell the shares to us at par value if the employee ceases employment prior to the end of the restriction period.

ESPP:

We have an employee stock purchase plan ("ESPP") that enables employees to purchase our common stock through payroll deductions over each plan quarter at 95% of the market price on the last trading day of the plan quarter. Prior to December 1, 2008, the employee purchase price was 85% of the market price on the last trading day of the plan quarter. Purchases are limited to 10% of eligible compensation as defined by the Employee Retirement Income Security Act of 1974 ("ERISA"). During 2009, 2008 and 2007, employees purchased 418,237 shares, 658,681 shares and 513,429 shares, respectively, all of which were treasury shares, for which $12.0 million, $22.4 million and $22.2 million, respectively, was paid to us. At December 31, 2009, 9,985,545 shares remain reserved for the ESPP.

11. Income Taxes

We file a consolidated U.S. income tax return and tax returns in various state and local jurisdictions. Our subsidiaries also file tax returns in various foreign jurisdictions. The principal foreign jurisdictions include the United Kingdom, France and Germany. The Internal Revenue Service ("IRS") has completed its examination of our federal tax returns through 2004 and has commenced an examination of our federal tax returns from 2005 through 2007. In addition, our subsidiaries' tax returns in the United Kingdom, France and Germany have been examined through 2001, 2004 and 2000, respectively.

Income before income taxes and income tax expense for the three years ended December 31, 2009 is as follows:

	(Dollars in millions)		
	2009	2008	2007
Income before income taxes:			
Domestic	$ 598.8	$ 751.9	$ 736.2
International	675.4	863.2	848.9
	$1,274.2	$1,615.1	$1,585.1
Income tax expense:			
Current:			
Federal	$ 58.2	$ 101.6	$ 133.8
State and local	11.8	16.1	12.0
International	198.5	224.0	234.1
	268.5	341.7	379.9
Deferred:			
Federal	146.9	161.6	131.4
State and local	14.2	22.0	7.6
International	4.0	17.4	18.0
	165.1	201.0	157.0
	$ 433.6	$ 542.7	$ 536.9

Our effective income tax rate varied from the statutory federal income tax rate as a result of the following factors:

	2009	2008	2007
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local taxes on income, net of federal income tax benefit	1.3	1.5	0.8
International subsidiaries' tax rate differentials	(2.7)	(3.7)	(2.8)
Other	0.4	0.8	0.9
Effective rate	34.0%	33.6%	33.9%

Included in income tax expense is $3.8 million, $0.7 million and $2.8 million of interest, net of tax benefit and penalties related to tax positions taken on our tax returns for the years ended December 31, 2009, 2008 and 2007, respectively. At December 31, 2009 and 2008, the combined amount of accrued interest and penalties related to tax positions taken on our tax returns was $15.6 million and $10.4 million, respectively.

Deferred tax assets and liabilities at December 31, 2009 and 2008 consisted of the following (dollars in millions):

	2009	2008
Deferred tax assets:		
Compensation and severance	$ 261.5	$ 296.6
Tax loss and credit carryforwards	181.7	215.8
Basis differences arising from acquisitions	32.7	36.7
Basis differences from short-term assets and liabilities	35.1	37.4
Basis differences arising from investments	8.4	10.0
Other	3.4	35.1
Total deferred tax assets	522.8	631.6
Valuation allowance	(67.8)	(64.1)
Total deferred tax assets net of valuation allowance	$ 455.0	$ 567.5
Deferred tax liabilities:		
Financial instruments	$ 431.9	$ 416.1
Basis differences arising from tangible and deductible intangible assets	367.0	298.1
Total deferred tax liabilities	$ 798.9	$ 714.2
Total deferred tax (liability) asset	$(343.9)	$(146.7)

The following table presents information regarding the classification of our net deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 (dollars in millions):

	2009	2008
Assets:		
Net current deferred tax assets	$ 104.2	$ 120.2
Long-term deferred tax assets, net – international	40.0	45.2
	$ 144.2	$ 165.4
Liabilities:		
Long-term deferred tax liabilities, net – U.S	$ 488.1	$ 312.1
Total deferred tax (liability) asset	$(343.9)	$(146.7)

The net current deferred tax assets are included in our balance sheet in other current assets.

A significant portion of our deferred tax liability provided for financial instruments at December 31, 2009 and 2008 relates to our convertible notes, the majority of which is included in long-term deferred tax liabilities on our balance sheet.

We have concluded that it is more likely than not that we will be able to realize our net deferred tax assets in future periods because results of future operations are expected to generate sufficient taxable income. The valuation allowance of $67.8 million and $64.1 million at December 31, 2009 and 2008, respectively, relates to tax loss and credit carryforwards in the U.S. and international jurisdictions. Our tax loss and credit carryforwards are available to us for periods generally in a range of 5 to 20 years, which is in excess of the forecasted utilization of such carryforwards. To the extent that our actual future tax deductions for share-based compensation are less than the deferred tax assets resulting from recording book share-based compensation expense, we expect to have a sufficient pool of windfall tax benefits within our hypothetical additional paid-in-capital (the "APIC Pool") available to offset any potential future shortfalls. The APIC Pool resulted from the amount by which our prior year tax deductions exceeded the cumulative book share-based compensation expense recognized in our financial statements.

We have not provided U.S. federal and state income taxes on cumulative earnings of certain foreign subsidiaries that have been indefinitely reinvested outside the United States. Determination of the amount of this tax liability on the rate differential of the U.S. income taxes in excess of the foreign taxes on any remittances of the undistributed earnings is not practicable because of the complexities associated with its hypothetical calculation. Changes in tax rules may affect our future reported financial results or the way we conduct our business. In May 2009, several proposals to revise U.S. tax laws were announced, including a proposal to reduce or eliminate the deferral of U.S. income tax on our unrepatriated earnings, to defer tax deductions allocable to non-U.S. earnings until such earnings are repatriated, and to change the calculation of the U.S. foreign tax credit. It is unclear whether these proposed tax changes will be enacted, or if enacted, what the scope of the changes will be. Depending on their content, such revisions could negatively affect our results of operations and financial position.

A year-over-year reconciliation of our unrecognized tax benefits is as follows (dollars in millions):

	2009	2008
Balance at beginning of the year	$ 65.3	$ 67.2
Additions:		
Current year tax positions	15.9	10.7
Prior year tax positions	124.6	7.1
Reduction of prior year tax positions	(2.0)	(2.0)
Settlements	(1.8)	(10.0)
Lapse of statute of limitations	(0.7)	(4.2)
Foreign currency exchange rates	1.5	(3.5)
Balance at the end of the year	$202.8	$ 65.3

Approximately $87.8 million and $52.3 million of the total liability for uncertain tax positions recorded in our consolidated balance sheets at December 31, 2009 and 2008, respectively, would affect our effective tax rate upon resolution of the uncertain tax positions. During 2009, an uncertain tax position for a foreign subsidiary was resolved. This resolution, which we did not expect to occur until sometime in 2010 or 2011, resulted in an increase of $12.9 million in both income tax expense and unrecognized tax benefits, including interest. Also during 2009, we recorded an increase in our deferred tax assets and a reduction in income tax expense of $11.0 million, resulting from recognition of tax credits from a foreign jurisdiction.

During 2009, we reclassified $99.8 million of long-term deferred tax liabilities relating to certain temporary state income tax deductions that may be challenged by the taxing authorities to unrecognized tax benefits. Previously, these temporary deductions had been included in long-term deferred tax liabilities. Accordingly, there was no impact to our effective tax rate. Any loss of these deductions will not affect our effective tax rate upon resolution.

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law. The ARRA provides an election where qualifying cancellation of indebtedness income can be deferred and included in taxable income ratably over the five taxable years beginning in 2014 and ending in 2018. During the first quarter of 2009, we retired $295.2 million of our 2031 Notes. The retirement of these 2031 Notes resulted in a tax liability of approximately $73 million. During the third quarter of 2009, we retired $474.3 million of our 2032 Notes. The retirement of these 2032 Notes resulted in a tax liability of approximately $105 million. During the fourth quarter of 2009, the partnership formed for the purpose of purchasing a portion of our 2031 Notes that were put back to us in February 2009, was dissolved and $546.0 million of our 2031 Notes were permanently retired. The retirement of these 2031 Notes resulted in a tax liability of approximately $150 million. These liabilities, which were previously recorded, are included in our balance sheet in our deferred tax liabilities. In accordance with the ARRA, we expect to pay them during the deferral period beginning in 2014 and continuing through 2018.

12. Pension and Other Postemployment Benefits

Defined Contribution Plans:

Our domestic and international subsidiaries provide retirement benefits for their employees primarily through defined contribution plans. Company contributions to the plans, which are determined by the boards of directors of the subsidiaries, vary by subsidiary and have generally been in amounts up to the maximum percentage of total eligible compensation of participating employees that is deductible for income tax purposes. Expenses related to the Company's contributions to these plans were $75.7 million in 2009, $96.7 million in 2008 and $99.8 million in 2007.

Defined Benefit Pension Plans — Overview:

Certain of our subsidiaries sponsor noncontributory defined benefit pension plans, including two pension plans related to our U.S. businesses and twenty-seven pension plans related to our non-U.S. businesses. These plans provide benefits to employees based on formulas recognizing length of service and earnings. The U.S. pension plans cover approximately 1,500 participants and have been closed to new participants. The non-U.S. pension plans cover approximately 4,900 participants, are not covered by ERISA and include plans required by local requirements.

In addition, we have a Senior Executive Restrictive Covenant and Retention Plan (the "Retention Plan") for certain executive officers of Omnicom selected to participate by the Compensation Committee of the Board of Directors. The Retention Plan was adopted to secure non-competition, non-solicitation, non-disparagement and ongoing consulting services from such executive officers, and to strengthen the retention aspect of executive officer compensation. The Retention Plan provides for annual payments to its participants or to their beneficiaries upon termination following at least seven years of service with Omnicom or its subsidiaries. A participant's annual benefit is payable for the 15 consecutive calendar years following termination, but in no event prior to age 55 and is equal to the lesser of (i) the participant's final average pay times an applicable percentage, which is based upon the executive's years of service as an executive officer, not to exceed 35% or (ii) $1.25 million.

The assets, liabilities and expense associated with these plans are not material to our results of operations or financial position.

Postemployment Arrangements — Overview:

We have executive retirement agreements under which benefits will be paid to participants or to their beneficiaries over periods up to 10 years beginning after cessation of full-time employment. In addition, certain of our subsidiaries have individual deferred compensation arrangements with certain executives that provide for payments over varying terms upon retirement, cessation of employment or death. The cost related to these arrangements is accrued during the employee's service period.

Defined Benefit Pension Plans:

The components of net periodic benefit cost for our defined benefit pension plans for the three years ended December 31, 2009 are as follows (dollars in millions):

	2009	2008	2007
Service cost	$ 4.4	$ 7.1	$ 6.4
Interest cost	6.7	7.0	6.5
Expected return on plan assets	(3.6)	(5.4)	(5.3)
Amortization of prior service cost	2.5	2.1	2.4
Amortization of actuarial (gains) losses	1.6	0.8	1.2
Curtailments and settlements	1.4	0.8	—
Total cost	$13.0	$12.4	$11.2

Included in accumulated other comprehensive income at December 31, 2009 and 2008 were unrecognized actuarial gains and losses, and unrecognized prior service cost of $41.0 million, $25.8 million net of tax and $48.7 million, $30.2 million net of tax, respectively, that have not yet been recognized in the net periodic benefit cost related to our defined benefit pension plans.

The unrecognized actuarial gains and losses and unrecognized prior service cost included in accumulated other comprehensive income, and expected to be recognized in net periodic benefit cost during the fiscal year ended December 31, 2010, is $4.1 million.

The weighted average assumptions used to determine the net periodic benefit cost for our defined benefit pension plans for the three years ended December 31, 2009 were:

	2009	2008	2007
Discount rate	5.33%	5.09%	5.17%
Compensation increases	1.88%	3.19%	3.17%
Expected return on plan assets	5.64%	5.77%	6.01%

For our domestic defined benefit pension plans, the expected long-term rate of return for plan assets is based on several factors, including current and expected asset allocations, historical and expected returns on various asset classes and current, and future market conditions. A total return investment approach using a mix of equities and fixed income investments maximizes the long-term return. This strategy is intended to minimize plan expenses by achieving long-term returns in excess of the growth in plan liabilities over time. The discount rate used to compute net periodic benefit cost is based on yields of available high-quality bonds and reflects the expected cash flow as of the measurement date.

For our international defined benefit pension plans, the expected returns on plan assets and discount rates for these plans are determined based on local factors, including each plan's investment approach, local interest rates and plan participant profiles.

Due to the significant decline in the global debt and equity markets and the actual performance of our plan assets during 2008, we adjusted our asset allocation in 2009 to reduce the volatility of our plan assets. These changes have been reflected in the long-term rate of return for plan assets, which has been reduced to 5.64% in 2009, from 5.77% for 2008.

Experience gains and losses and the effects of changes in actuarial assumptions are amortized over a period no longer than the expected average future service of active employees.

Our funding policy is to contribute amounts sufficient to meet minimum funding requirements in accordance with the applicable employee benefit and tax laws that the plans are subject to, plus such additional amounts as we may determine to be appropriate. In 2009, 2008 and 2007, we contributed $6.4 million, $5.9 million and $11.6 million, respectively, to our defined benefit pension plans. We do not expect our 2010 contributions to differ materially from our contributions in 2009.

At December 31, 2009 and 2008, the benefit obligations, fair value of plan assets and the funded status of our defined benefit pension plans were (dollars in millions):

	2009	2008
Benefit Obligation		
Benefit obligation at January 1	$134.2	$135.8
Service cost	4.4	7.1
Interest cost	6.7	7.0
Plan amendments	—	(4.1)
Actuarial (gains) losses	1.2	(6.4)
Benefits paid	(26.4)	(7.1)
Foreign currency exchange rates	0.8	1.9
Benefit obligation at December 31	$120.9	$134.2
Fair Value of Plan Assets		
Fair value of assets at January 1	$ 64.4	$ 84.1
Actual return on plan assets	7.3	(19.9)
Employer contributions	6.4	5.9
Benefits paid	(26.4)	(7.1)
Foreign currency exchange rates	0.7	1.4
Fair value of plan assets at December 31	$ 52.4	$ 64.4
Funded Status at December 31	$(68.5)	$(69.8)

At December 31, 2009 and 2008, the amounts related to our defined benefit pension plans recognized in our consolidated balance sheets were (dollars in millions):

	2009	2008
Other assets	$ 1.3	$ 0.7
Other current liabilities	(1.9)	(2.8)
Other long-term liabilities	(67.9)	(67.7)
	$(68.5)	$(69.8)

The accumulated benefit obligations for our defined benefit pension plans at December 31, 2009 and 2008 were $111.7 million and $124.6 million, respectively.

At December 31, 2009 and 2008, our defined benefit pension plans with benefit obligations in excess of plan assets were (dollars in millions):

	2009	2008
Benefit obligation	$109.0	$125.2
Plan assets	39.3	54.6
	$ 69.7	$ 70.6

The weighted average assumptions used to determine the benefit obligation for our defined benefit pension plans at December 31, 2009 and 2008 were:

	2009	2008
Discount rate	5.29%	5.01%
Compensation increases	1.88%	3.20%

The estimated future benefit payments expected to be paid are as follows (dollars in millions):

2010	2011	2012	2013	2014	2015-2019	Thereafter
$9.1	$3.4	$3.6	$5.9	$5.4	$32.0	$61.5

The fair value of plan assets at December 31, 2009 is as follows (dollars in millions):

	Level 1	Level 2	Level 3	Total
Cash	$ 0.2			$ 0.2
Mutual funds[(a)]	28.5			28.5
Unit trusts[(b)]	17.9			17.9
Insurance contracts[(c)]			$ 5.6	5.6
Other	—	$ 0.2	—	0.2
	$46.6	$ 0.2	$ 5.6	$52.4

(a) Equity funds represent 76% of the total and are primarily composed of U.S. large-cap and mid-cap companies, international companies and emerging market companies. Debt funds represent 24% of the total and are primarily composed of U.S. Treasury securities, corporate debt and mortgage securities.

(b) Equity funds represent 51% of the total and are primarily composed of U.K. large-cap companies and U.K., U.S. and Euro zone equity index funds. Debt funds represent 49% of the total and are composed of U.K. Gilts and U.K. and Euro zone corporate bonds.

(c) Insurance contracts are primarily composed of guaranteed insurance contracts in Japan and Korea.

The fair value measurement of plan assets at December 31, 2009 using Level 3 inputs is as follows (dollars in millions):

	Insurance Contracts
Beginning balance at January 1, 2009	$ 5.8
Actual return on assets	0.1
Purchases, sales and settlements, net	(0.3)
Balance at December 31, 2009	$ 5.6

The weighted average asset allocations at December 31, 2009 and 2008 were:

	2009		2008
	Target Allocation	Actual Allocation	Actual Allocation
Cash and cash equivalents	2%	1%	29%
Mutual funds	51	54	44
Unit trusts	34	34	17
Insurance contracts	11	11	9
Other	2	—	1
	100%	100%	100%

Risk tolerance for these plans is established through careful consideration of plan liabilities, funded status and evaluation of the overall investment environment. The investment portfolios contain a diversified blend of equity and fixed-income investments. Equity investments are diversified across geography and market capitalization through investment in large and small capitalization U.S. and international equities and U.S. and international debt securities. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, and periodic asset / liability studies and investment portfolio reviews.

Postemployment Arrangements:

The components of net periodic benefit cost for the three years ended December 31, 2009 are as follows (dollars in millions):

	2009	2008	2007
Service cost	$ 1.8	$ 2.0	$ 2.0
Interest cost	4.0	4.2	4.2
Expected return on plan assets	N/A	N/A	N/A
Amortization of prior service cost	0.8	0.6	0.4
Amortization of actuarial (gains) losses	0.5	0.3	0.1
Other	—	—	—
Total cost	$ 7.1	$ 7.1	$ 6.7

Included in accumulated other comprehensive income at December, 31, 2009 and 2008 were unrecognized actuarial gains and losses, and unrecognized prior services cost of $25.1 million, $15.1 million net of income taxes and $21.2 million, $12.7 million net of income taxes, respectively, that have not yet been recognized in the net periodic benefit cost related to our postemployment arrangements.

The unrecognized actuarial gains and losses and unrecognized prior service cost included in accumulated other comprehensive income, and expected to be recognized in net periodic benefit cost during the fiscal year ended December 31, 2010, is $1.6 million.

The weighted average assumptions used to determine the net periodic benefit cost for our postemployment arrangements for the three years ended December 31, 2009 were:

	2009	2008	2007
Discount rate	5.25%	5.75%	5.75%
Compensation increases	3.50%	3.50%	3.50%
Expected return on assets	N/A	N/A	N/A

We amortize experience gains and losses and effects of changes in actuarial assumptions over a period no longer than the expected average future service of active employees.

Our postemployment arrangements are unfunded and benefits are paid when due. The benefit obligation is recognized as a liability in our consolidated balance sheets. At December 31, 2009 and 2008, the benefit obligation for postemployment arrangements was (dollars in millions):

	2009	2008
Benefit Obligation		
Benefit obligation at January 1	$ 86.6	$83.8
Service cost	1.8	2.0
Interest cost	3.9	4.2
Plan amendment	2.1	0.7
Actuarial (gains) losses	3.4	5.5
Benefits paid	(10.1)	(9.6)
Benefit obligation at December 31	$ 87.7	$86.6

At December 31, 2009 and 2008, the liability for postemployment arrangements was classified as follows (dollars in millions):

	2009	2008
Other current liabilities	$ 9.9	$11.5
Other long-term liabilities	77.8	75.1
	$87.7	$86.6

The weighted average assumptions used to determine the benefit obligation for our postemployment arrangements at December 31, 2009 and 2008 were:

	2009	2008
Discount rate	5.00%	5.25%
Compensation increases	3.50%	3.50%

The estimated future benefit payments expected to be paid are as follows (dollars in millions):

2010	2011	2012	2013	2014	2015-2019	Thereafter
$9.9	$10.4	$9.8	$9.0	$7.6	$27.9	$13.1

13. Supplemental Data

The components of operating expenses for the three years ended December 31, 2009 were (dollars in millions):

	2009	2008	2007
Salary and service costs	$ 8,450.6	$ 9,560.2	$ 9,008.2
Office and general expenses	1,895.2	2,110.3	2,026.7
Total operating expenses	$10,345.8	$11,670.5	$11,034.9

Supplemental cash flow data for the three years ended December 31, 2009 were (dollars in millions):

	2009	2008	2007
(Increase) decrease in accounts receivable	$410.9	$ 689.9	$(508.7)
(Increase) decrease in work in progress and other current assets	113.9	59.2	(23.7)
Increase (decrease) in accounts payable	(10.2)	(778.3)	450.3
Increase (decrease) in customer advances and other current liabilities	(75.9)	(89.8)	18.2
Change in other assets and liabilities, net	125.7	104.7	305.3
Total change in operating capital	$564.4	$ (14.3)	$ 241.4
Income taxes paid	$270.4	$ 411.4	$ 303.5
Interest paid	86.8	126.3	87.7

14. Noncontrolling Interests

Changes in our ownership interests in our less than 100% owned subsidiaries during the three years ended December 31, 2009, were as follows (dollars in millions):

	2009	2008	2007
Net income attributed to Omnicom Group Inc.	$793.0	$1,000.3	$975.7
Transfers (to) from noncontrolling interests:			
Decrease in additional paid-in capital from sale of shares in noncontrolling interests	—	—	(0.8)
Decrease in additional paid-in capital from purchase of shares in noncontrolling interests	(25.6)	—	—
Net transfers (to) from noncontrolling interests	(25.6)	—	(0.8)
Changes in net income attributed to Omnicom Group Inc. and transfers (to) from noncontrolling interests	$767.4	$1,000.3	$974.9

15. Leases

We lease substantially all our office facilities and certain equipment under operating and capital leases that expire at various dates. Certain operating leases provide us with the option to renew for additional periods. Where operating leases contain escalation clauses, rent abatements, and/or concessions, such as rent holidays and landlord or tenant incentives or allowances, we apply them in the determination of straight-line rent expense over the lease term. Leasehold improvements made at inception or during the lease term are amortized over the shorter of the asset life or the lease term, which may include renewal periods where the renewal is reasonably assured, and is included in the determination of straight-line rent expense. Certain operating leases require the payment of real estate taxes or other occupancy costs, which may be subject to escalation. Rent expense for the three years ended December 31, 2009, was (dollars in millions):

	2009	2008	2007
Office rent	$396.0	$409.7	$407.1
Third party sublease rent	(18.9)	(22.8)	(22.4)
Total office rent	377.1	386.9	384.7
Equipment rent	65.6	103.7	110.3
Total rent	$442.7	$490.6	$495.0

Future minimum office and equipment base rents under terms of non-cancelable operating and capital leases, reduced by third party sublease rent to be received from existing non-cancelable subleases, are as follows (dollars in millions):

	Operating Leases		
	Gross Rent	Sublease Rent	Net Rent
2010	$ 423.2	$(11.4)	$ 411.8
2011	334.3	(7.6)	326.7
2012	259.2	(4.1)	255.1
2013	199.0	(2.8)	196.2
2014	167.8	(2.3)	165.5
Thereafter	519.2	(5.5)	513.7
	$1,902.7	$(33.7)	$1,869.0

	Capital Leases
2010	$19.6
2011	12.3
2012	6.3
2013	3.1
2014	2.9
Thereafter	2.3
Total minimum lease payments	$46.5

After deducting $3.1 million, which represents the interest component of the minimum lease payments, from our capital lease payments of $46.5 million, the present obligation of the minimum lease payments at December 31, 2009 was $43.4 million. At December 31, 2009, the current and long-term portions of our capital lease obligation were $18.7 million and $24.7 million, respectively.

Property under capital leases at December 31, 2009 and 2008 was $69.1 million and $46.5 million, respectively. Amortization expense for property under capital leases was $17.0 million in 2009, $8.5 million in 2008 and $0.8 million in 2007. Accumulated amortization of property under capital leases at December 31, 2009 and 2008 was $27.3 million and $9.8 million respectively.

16. Temporary Equity — Redeemable Noncontrolling Interests

As discussed in Note 2, we adopted EITF D-98 as it related to our redeemable noncontrolling interests.

Owners of interests in certain of our subsidiaries have the right in certain circumstances to require us to purchase additional ownership interests at fair values as defined in the applicable agreements. The intent of the parties is to approximate fair value at the time of redemption by using a multiple of earnings, which is consistent with generally accepted valuation practices by market participants in our industry. These contingent redemption rights are embedded in the equity security at issuance, are not free-standing instruments, do not represent a de facto financing and are not under our control. Prior to the adoption of EITF D-98 on January 1, 2009, we did not record these contingent rights in our balance sheet.

Assuming that the subsidiaries perform over the relevant periods at their current profit levels, at December 31, 2009, the aggregate estimated maximum amount we could be required to pay in future periods is approximately $215 million, of which approximately $171 million relates to obligations that are currently exercisable by the holders. If these rights are exercised, there would be an increase in the net income attributable to Omnicom Group Inc. as a result of our increased ownership and the reduction of net income attributable to noncontrolling interests. The ultimate amount paid could be significantly different because the redemption amount is primarily dependent on the future results of operations of the subject businesses, the timing of the exercise of these rights and changes in foreign currency exchange rates.

17. Commitments and Contingent Liabilities

Legal Proceedings:

Beginning on June 13, 2002, several putative class actions were filed against us and certain senior executives in the United States District Court for the Southern District of New York. The actions have since been consolidated under the caption *In re Omnicom Group Inc. Securities Litigation*, No. 02-CV-4483 (RCC), on behalf of a proposed class of purchasers of our common stock between February 20, 2001 and June 11, 2002. The consolidated complaint alleges, among other things, that our public filings and other public statements during that period contained false and misleading statements or omitted to state material information relating to (1) our calculation of the organic growth component of period-to-period revenue growth, (2) our valuation of and accounting for certain internet investments made by our Communicade Group ("Communicade"), which we contributed to Seneca Investments LLC ("Seneca") in 2001, and (3) the existence and amount of certain contingent future obligations in respect of acquisitions. The complaint seeks an unspecified amount of compensatory damages plus costs and attorneys' fees. Defendants moved to dismiss the complaint and on March 28, 2005, the court dismissed portions (1) and (3) of the complaint detailed above. The court's decision denying the defendants' motion to dismiss the remainder of the complaint did not address the ultimate merits of the case, but only the sufficiency of the pleading. Defendants have answered the complaint. Discovery concluded in the second quarter of 2007. On April 30, 2007, the court granted plaintiff's motion for class certification, certifying the class proposed by plaintiffs. In the third quarter of 2007 defendants filed a motion for summary judgment on plaintiff's remaining claim. On January 28, 2008, the court granted defendants' motion in its entirety, dismissing all claims and directing the court to close the case. On February 4, 2008, the plaintiffs filed a notice of intent to appeal that decision to the United States Court of Appeals for the Second Circuit. The appeal has been fully briefed and oral argument before the Court of Appeals occurred on May 5, 2009. The defendants continue to believe that the allegations against them are baseless and intend to vigorously oppose plaintiffs' appeal. Currently, we are unable to determine the outcome of the appeal and the effect on our financial position or results of operations. The outcome of this matter is inherently uncertain and may be affected by future events. Accordingly, there can be no assurance as to the ultimate effect of this matter.

We are also involved from time to time in various legal proceedings in the ordinary course of business. We do not presently expect that these proceedings will have a material adverse effect on our consolidated financial position or results of operations.

18. Fair Value

The following tables present certain information for our financial assets that are measured at fair value on a recurring basis at December 31, 2009 and 2008 (dollars in millions):

	Level 1	Level 2	Level 3	Total
2009:				
Assets:				
Available-for-sale securities	$ 4.0	—	—	$ 4.0
Liabilities:				
Forward foreign exchange contracts	—	$ 3.3	—	3.3
2008:				
Assets:				
Available-for-sale securities	$14.2	—	—	$14.2
Forward foreign exchange contracts	—	$15.8	—	15.8

At December 31, 2009, available-for-sale securities are included in other assets and forward foreign exchange contracts were included in other current liabilities in our consolidated balance sheet. At December 31, 2008, available-for-sale securities were included in other assets and forward foreign exchange contracts were included in other current assets in our consolidated balance sheet.

The following table presents the carrying amounts and fair value of our financial instruments at December 31, 2009 and 2008 (dollars in millions):

	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash and cash equivalents	$1,587.0	$1,587.0	$1,097.3	$1,097.3
Short-term investments	7.8	7.8	15.1	15.1
Available-for-sale securities	4.0	4.0	14.2	14.2
Cost method investments	27.3	27.3	36.5	36.5
Liabilities:				
Short-term borrowings	19.3	19.3	16.2	16.2
Long-term debt and convertible debt	2,238.4	2,324.4	3,057.0	2,827.8
Financial commitments:				
Forward foreign exchange contracts	3.3	3.3	15.8	15.8
Guarantees	—	0.3	—	0.3

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

Short-term investments:

Short-term investments consist primarily of time deposits with financial institutions that we expect to convert into cash in our current operating cycle, generally within one year. Short-term investments are carried at cost, which approximates fair value.

Available-for-sale securities:

Available-for-sale securities are carried at quoted market prices.

Cost method investments:

Cost method investments are carried at cost, which approximates or is less than fair value. See Note 8 for additional information about these investments.

Short-term borrowings:

Short-term borrowings consist of bank overdrafts of our international subsidiaries. Due to the short-term nature of these instruments, carrying value approximates fair value.

Long-term debt and convertible debt:

Our long-term debt includes fixed rate debt and convertible debt. The fair value of these instruments is based on quoted market prices.

Financial commitments:

The estimated fair values of derivative positions in forward foreign exchange contracts are based upon quotations received from third party banks and represent the net amount required to terminate the positions, taking into consideration market rates and counterparty credit risk.

The fair values of guarantees are based upon the contractual amount of the underlying instruments. The guarantees, which relate to equipment leases, were issued by us for affiliated companies.

19. Derivative Instruments and Hedging Activities

Our derivative activities are confined to risk management activities related to our international operations. We enter into short-term forward foreign exchange contracts which mitigate the foreign exchange risk of our intercompany cash movements between subsidiaries operating in different currency markets from that of our treasury centers from which they borrow or invest. Changes in market value of the forward contracts are included in our results of operations and are offset by the corresponding change in value of the underlying asset or liability being hedged. The terms of these contracts are generally 90 days or less. At December 31, 2009 and 2008, the aggregate amount of intercompany receivables and payables subject to this hedge program was $900.7 million and $588.2 million, respectively. The table below summarizes by major currency the notional principal amounts of the Company's forward foreign exchange contracts outstanding at December 31, 2009 and 2008. The "buy" amounts represent the U.S. Dollar equivalent of commitments to purchase the respective currency, and the "sell" amounts represent the U.S. Dollar equivalent of commitments to sell the respective currency. See Note 18 for a discussion of the value of these instruments.

	(Dollars in millions) Notional Principal Amount			
	2009		2008	
	Company Buys	Company Sells	Company Buys	Company Sells
U.S. Dollar	$ 0.3	$444.3	$ 51.2	$214.7
British Pound	8.3	0.6	9.8	1.8
Euro	288.8	3.8	3.8	7.8
Japanese Yen	105.6	0.6	186.1	57.2
Other	45.7	2.7	51.0	4.8
	$448.7	$452.0	$301.9	$286.3

Also, we manage the foreign exchange fluctuations that may be caused by our intercompany cash movements by entering into short-term forward foreign exchange contracts which mitigate the foreign exchange risk of the U.S. Dollar commercial paper issued by our London treasury center, whose functional currency is the British Pound. At December 31, 2009, we had no forward contracts outstanding relating to this activity as there was no commercial paper issuances outstanding.

We have established a centralized reporting system to evaluate the effects of changes in interest rates, currency exchange rates and other relevant market risks. We periodically determine the potential loss from market risk by performing a value-at-risk computation. Value-at-risk analysis is a statistical model that utilizes historic currency exchange and interest rate data to measure the potential impact on future earnings of our existing portfolio of derivative financial instruments. The value-at-risk analysis we performed on our December 31, 2009 portfolio of derivative financial instruments indicated that the risk of loss was immaterial. Counterparty risk arises from the inability of a counterparty to meet its obligations. To mitigate counterparty risk, we entered into derivative contracts with major well-known banks and financial institutions that have credit ratings at least equal to our credit rating.

The foreign currency contracts that existed during 2009 and 2008 were entered into for the purpose of seeking to mitigate the risk of certain specific adverse currency risks. As a result of these financial instruments, we reduced financial risk in exchange for foregoing any gain (reward) that might have occurred if the markets moved favorably. In using these contracts, management exchanged the risks of the financial markets for counterparty risk.

During 2008, we terminated all of our Euro and Yen cross currency interest rate swaps. The effect on our results of operations was not significant. The payment made to terminate the swaps and settle the liability of $50.8 million is reflected as a component of investing activities in our consolidated statement of cash flows. These swaps were used to effectively hedge our net investment in certain Euro denominated and Yen denominated subsidiaries.

20. Subsequent Events

We have evaluated events subsequent to the balance sheet through February 19, 2010, the filing date of our Annual Report on Form 10-K for the year ended December 31, 2009. There have not been any material events that have occurred that would require adjustment to or disclosure in our consolidated financial statements.

OMNICOM GROUP INC. AND SUBSIDIARIES
Quarterly Results of Operations (Unaudited)

The following table sets forth a summary of the Company's unaudited quarterly results of operations for the years ended December 31, 2009 and 2008, in millions of dollars, except for per share amounts.

	Quarter			
	First	**Second**	**Third**	**Fourth**
Revenue				
2009	$2,746.6	$2,870.7	$2,837.6	$3,265.9
2008	3,195.4	3,476.9	3,316.2	3,371.3
Operating Income				
2009	282.4	398.1	294.8	399.6
2008	350.8	516.8	373.4	448.4
Net Income – Omnicom Group Inc.				
2009	164.5	233.4	165.6	229.5
2008	208.7	307.0	213.6	271.0
Net Income Per Share				
Omnicom Group Inc. – Basic				
2009	0.53	0.75	0.53	0.74
2008	0.65	0.96	0.68	0.87
Net Income Per Share				
Omnicom Group Inc. – Diluted				
2009	0.53	0.75	0.53	0.73
2008	0.64	0.95	0.68	0.87

OMNICOM GROUP INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

For the Three Years Ended December 31, 2009

(Dollars in millions)

Column A	Column B	Column C	Column D	Column D	Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Removal of Uncollectible Receivables (1)	Translation Adjustments (Increase) Decrease	Balance at End of Period
Valuation accounts deducted from assets to which they apply — Allowance for doubtful accounts:					
December 31, 2009	$59.9	$24.9	$26.7	$(1.4)	$59.5
December 31, 2008	54.7	26.5	17.9	3.4	59.9
December 31, 2007	50.5	21.2	19.5	(2.5)	54.7

(1) Net of acquisition date balances in allowance for doubtful accounts of companies acquired of $0.1 million and $0.4 million in 2008 and 2007, respectively.

EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratios)

	For the Years Ended December 31,				
	2009	2008	2007	2006	2005
Earnings as defined:					
Income before income taxes, as reported	$1,274.2	$1,615.1	$1,585.1	$1,381.7	$1,247.2
Add: Dividends from affiliates	21.6	27.3	28.4	14.3	16.2
Interest expense[(a)]	122.2	124.6	106.9	135.1	111.4
Interest factor (re: rentals)[(b)]	147.5	163.6	165.0	155.2	157.6
Total earnings	$1,565.5	$1,930.6	$1,885.4	$1,686.3	$1,532.4
Fixed charges as defined:					
Interest expense[(a)]	$ 122.2	$ 124.6	$ 106.9	135.1	$ 111.4
Interest factor (re: rentals)[(b)]	147.5	163.6	165.0	155.2	157.6
Total fixed charges	$ 269.7	$ 288.2	$ 271.9	290.3	$ 269.0
Ratio of earnings to fixed charges	5.80x	6.70x	6.93x	5.81x	5.70x

(a) Interest expense includes interest on third-party indebtedness.

(b) The interest factor related to rentals reflects the appropriate portion (one-third) of rental expense representative of an interest factor.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Omnicom Group Inc.:

We consent to the incorporation by reference in the registration statements (Registration Statement Nos. 333-84498, 333-33972, 333-37634, 333-41717, 333-70091, 333-74591, 333-74727, 333-74879, 333-84349, 333-90931, 333-108063, 333-115892, 333-146821, 333-159600) on Form S-8, (Registration Statement No. 333-47426) on Form S-4, and (Registration Statement Nos. 333-112840, 333-112841, 333-136434-02, 333-158092) on Form S-3 of Omnicom Group Inc. and subsidiaries of our reports dated February 19, 2010, with respect to the consolidated balance sheets of Omnicom Group Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2009, and the related financial statement schedule on page S-1, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 Annual Report on Form 10-K of Omnicom Group Inc. and subsidiaries.

As discussed in Note 2 to the consolidated financial statements, Omnicom Group Inc. and subsidiaries changed its method of accounting for business combinations due to the adoption of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 141 (Revised 2007), "Business Combinations" (included in FASB Accounting Standards Codification Topic 805, "Business Combinations", and its method of accounting for redeemable noncontrolling interests due to the adoption of Emerging Issues Task Force Topic No. D-98, "Classification and Measurement of Redeemable Securities," on January 1, 2009.

/s/ KPMG LLP
New York, New York
February 19, 2010

EXHIBIT 31.1

CERTIFICATION

I, John D. Wren, certify that:

1. I have reviewed this Annual Report on Form 10-K for the period ended December 31, 2009 of Omnicom Group Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of our annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2010

/s/ JOHN D. WREN

John D. Wren
Chief Executive Officer and President

EXHIBIT 31.2

CERTIFICATION

I, Randall J. Weisenburger, certify that:

1. I have reviewed this Annual Report on Form 10-K for the period ended December 31, 2009 of Omnicom Group Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of our annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2010

/s/ RANDALL J. WEISENBURGER

Randall J. Weisenburger
Executive Vice President and
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF ANNUAL REPORT ON FORM 10-K

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, in connection with the filing of Omnicom Group Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of Omnicom Group Inc. certifies that, to such officer's knowledge:

- the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
- the information contained in the Report fairly presents, in all material aspects, the financial condition and results of operations of Omnicom Group Inc. as of the dates and for the periods expressed in the Report.

Executed as of February 19, 2010.

/s/ JOHN D. WREN

Name: **John D. Wren**
Title: **Chief Executive Officer and President**

/s/ RANDALL J. WEISENBURGER

Name: **Randall J. Weisenburger**
Title: **Executive Vice President and Chief Financial Officer**

Omnicom

Board Of Directors

BRUCE CRAWFORD
Chairman,
Omnicom Group Inc.

JOHN D. WREN
President and Chief Executive Officer,
Omnicom Group Inc.

ALAN R. BATKIN
Vice Chairman,
Eton Park Capital Management, L.P.

ROBERT CHARLES CLARK
Harvard University Distinguished
Service Professor,
Harvard Law School

LEONARD S. COLEMAN, JR.
Former Senior Advisor,
Major League Baseball,
Former Chairman, Arena Co.

ERROL M. COOK
Private Investor and Consultant,
Former Managing Director and Partner,
Warburg Pincus & Company

SUSAN S. DENISON
Partner, Cook Associates

MICHAEL A. HENNING
Former Deputy Chairman,
Ernst & Young

JOHN R. MURPHY
Vice Chairman,
National Geographic Society

JOHN R. PURCELL
Chairman and Chief Executive Officer,
Grenadier Associates Ltd.

LINDA JOHNSON RICE
Chairman and Chief Executive Officer,
Johnson Publishing Company, Inc.

GARY L. ROUBOS
Former Chairman, Dover Corporation

Omnicom Officers

JOHN D. WREN
President and Chief Executive Officer

RANDALL J. WEISENBURGER
Executive Vice President and
Chief Financial Officer

PHILIP J. ANGELASTRO
Senior Vice President Finance and Controller

SERGE DUMONT
Senior Vice President
President, Omnicom APIMA and
Chairman, Omnicom Asia Pacific

PHILIP J. GEORGE
Tax Counsel

DENNIS E. HEWITT
Treasurer

WILLIAM TIMOTHY LOVE
Vice Chairman
Chief Executive Officer, Omnicom APIMA

PETER MEAD
Vice Chairman

ASIT MEHRA
Executive Vice President

BRUCE NELSON
Vice Chairman

MICHAEL J. O'BRIEN
Senior Vice President, General Counsel and
Secretary

BRUCE REDDITT
Executive Vice President

JANET RICCIO
Executive Vice President

TIFFANY WARREN
Senior Vice President

Committees Of The Board

AUDIT
John R. Murphy, Chairman
Robert Charles Clark
Errol M. Cook
Michael A. Henning

COMPENSATION
Gary L. Roubos, Chairman
Alan R. Batkin
Leonard S. Coleman, Jr.
Susan S. Denison
Michael A. Henning
Linda Johnson Rice

EXECUTIVE
Leonard S. Coleman, Jr., Chairman
Bruce Crawford
John R. Murphy
John R. Purcell
Gary L. Roubos

FINANCE
Bruce Crawford, Chairman
John R. Murphy
John R. Purcell
Gary L. Roubos

GOVERNANCE
John R. Purcell, Chairman
Robert Charles Clark
Leonard S. Coleman, Jr.
Errol M. Cook
Susan S. Denison
Linda Johnson Rice

Omnicom

Corporate Information

Principal Executive Offices

Omnicom Group Inc.
437 Madison Avenue
New York, New York 10022
Tel: (212) 415-3600

Omnicom Group Inc.
One East Weaver Street
Greenwich, Connecticut 06831
Tel: (203) 618-1500

Omnicom Europe Limited
239 Old Marylebone Road
London, NWI 5QT
United Kingdom
Tel: +44 (0) 7298 7007

Omnicom APIMA – Singapore
3 Anson Road
#30-3 Springleaf Tower
Singapore 079909
Tel: +65 6876 6800

Omnicom APIMA – Shanghai
3701, 1 Grand Gateway, No. 1 Hong Qiao Road
Xu Hui District, Shanghai 200030
P.R. China
Tel: +86 21 6407 9393

www.omnicomgroup.com

Annual Meeting
The Annual Meeting of Stockholders will be held on Tuesday, May 25, 2010, at 10 A.M. Eastern Daylight Time at
Hotel du Pont
11th and Market Streets
Wilmington, Delaware 19801

SEC Certifications
The certifications by the Chief Executive Officer and President and the Executive Vice President and Chief Financial Officer of Omnicom Group Inc., required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, have also been filed as exhibits to the company's 2009 Annual Report on Form 10-K.

NYSE Certification
After the 2010 Annual Meeting of Stockholders, Omnicom intends to file with the New York Stock Exchange (NYSE) the CEO certification regarding Omnicom's compliance with the NYSE's corporate governance listing standards as required by NYSE rule 303A.12. Last year, the Chief Executive Officer and President of Omnicom submitted this certification to the NYSE on June 18, 2009.

Stock Listing
Omnicom common stock is traded on the New York Stock Exchange. The ticker symbol is OMC.

Transfer Agent & Registrar
Wells Fargo Bank, NA
Shareowner Services
PO Box 64854, South St. Paul, Minnesota 55164-0854
www.wellsfargo.com/shareownerservices

Investor Services Program
An Investor Services Program, which includes direct stock purchase and dividend reinvestment features, is available to stockholders of record and other interested investors. For further information, please contact Wells Fargo Shareowner Services at 800.468.9716 or go to www.wellsfargo.com/shareownerservices.

Stock Transfer Matters/Change of Address
To assist you in handling matters relating to stock transfer or change of address, please write to or call our transfer agent:
Wells Fargo Shareowner Services
PO Box 64854, South St. Paul, Minnesota 55164-0854
800.468.9716
Or, by courier to:
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075

Independent Auditors
KPMG LLP
345 Park Avenue
New York, New York 10154

Printed on Recycled Paper

